05011746

U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

October 7, 2005

SUPPL

* Filing No. : 82-3857

Dear Filing Desk Officer,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed documents that LG Electronics Inc. (formerly Goldstar Co., Ltd.) is required to file with the U.S. Securities and Exchange Commission.

Further, we will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact Global Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Mike Miller
Manager
Global Finance Group

CONTENTS

I. The Company's Issuance of Bonds

LG Electronics Inc.
Documents Released by LG Electronics Inc.
Since May, 2005 and
Furnished to the SEC Under Rule 12g3-2(b)

Report to KFSC

Registration statements/
Prospectus for the Company's
issue of the following securities
by Public Offering

Issuance of non-guaranteed debenture in the amount of USD 600 Million

Amount :	USD 600 Million
Issue Date :	June 17, 2005
Maturity Date :	June 17, 2010
Coupon Rate :	5.00%
Issue Price:	99.494%
Issue Market:	144-A and Regulation S markets

II. Public Announcements

Major Public Disclosures

Direct public announcement &
Report of the contents of
direct public announcement

Conversion of GDR into Shares	June 14, 2005
Block Listing Announcement	June 30, 2005
Sale of LG.Philips LCD Shares	July 14, 2005
2Q Results	July 20, 2005

Conversion of GDR into Shares

Company	LG Electronics Incorporated
TIDM	LGLD
Headline	Conversion of GDR into Shares
Released	07:00 14-Jun-05
Number	5240N

Conversion of Global Depository Receipts(GDRs) into Underlying Shares

<Details of Application for Conversion>

Application period	Number of DRs Applied for Conversion	Conversion ratio (XX shares/1DR)	Number of Shares to be Delivered(A)	Total Shares Issued(B)	Percentage(%) (A/B)
From 2004.3.30 To 2005.6.9	3,160,468	0.5	1,580,234	156,923,646	1.01

<Status of DRs>

Class of DRs	DR issuing Date	Total DRs issued	Balance of DRs at current disclosure date	Conversion ratio (XX shares/1DR)	Number of Shares which can be converted
Preferred Stock	2002. 04.24	7,300,876	4,851,660	0.5	2,425,832
Common Stock	2002. 04. 24	188,776	720,062	0.5	360,031

END

Block Listing Announcement

Company	LG Electronics Incorporated
TIDM	LGLD
Headline	Block Listing Announcement
Released	09:04 30-Jun-05
Number	2602O

Block Listing Announcement

We have applied with the U.K. Listing Authority and London Stock Exchange, for a block listing of up to 34,371,984 Global Depository Shares (GDS), each representing one half of one preferred Share in LG Electronics Inc. (par value KRW 5,000 per share)

END

Sale of LG.Philips LCD Shares

Company	LG Electronics Incorporated
TIDM	LGLD
Headline	Sale of LG.Philips LCD Shares
Released	11:49 14-Jul-05
Number	8816O

Report of Sale of Shares as Majority Shareholder

1. Method for Sale		On-exchange sale
2. Shares Sold		Ordinary Shares of LG.Philips LCD Co., Ltd.
3. Amount Sold (KRW)		415,960,000,000
4. Reason for Sale		Use of proceeds to improve capital structure
5. Valuation of shares sold (KRW)		415,960,000,000
6. Date of decision to sell		July 14, 2005
- Attendance by external directors?	No. in attendance	4
	No. absent	-
7. Total investment after sale	Shareholding ratio (%)	-
	Investment amount (KRW)	-
Notes:		- The above assumes The successful issue of ADR shares by LG.Philips LCD and the details are subject to change based on market conditions at the time of sale - The above transaction is planned in a block trade on the Korea Stock Exchange - The above sale amount is based on LG Electonic's board decision to sell USD 400,000,000 worth of LG.Philips LCD's shares - The above valuation uses the KRW/USD exchange rate in effect on the day prior to the board resolution (1,039.9 KRW per USD) and the actual

	transaction is subject to change - The total investment after sale, including shareholding ratio, will be determined at the time of sale and reported separately - The representative director or his appointees have been given power of attorney to decide terms not included in the board resolution and the decision of the final sale amount of approximately USD 400,000,000 as approved by the board - The above items are subject to change due to market conditions and the final contract negotiation process, so the final terms will be reported separately

END

2Q 2005 Results

Company	LG Electronics Incorporated
TIDM	LGLD
Headline	2Q Results
Released	11:49 20-Jul-05
Number	0992P

2Q 2005 Results Report

(Billions of KRW)

	2005 2Q	2005 1Q	2004 2Q
Sales	5,615	5,959	6,029
Gross Profit	1,395	1,496	1,508
Operating Income	144	280	393
Ordinary Income	216	77	672
Net Income	151	83	494

- *These 2nd quarter results have not been audited by the Company's external auditor and are thus*

subject to change during review by the auditor. Please see other notes and disclaimers at our website

- *Website : http://www.lge.com/ir/MainPage.do?action=init&group_code=irmain&target=irmain*

END

Ⅲ. Review Report for 1H 2005

- Please find non-consolidated 1 half review report enclosed. -

Filing No. : 82-3857

LG Electronics

October, 2005

LG Electronics Inc.

Non-Consolidated Interim Financial Statements
June 30, 2005 and 2004, and December 31, 2004

SAMIL PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS

LG Electronics Inc.

Non-Consolidated Interim Financial Statements
June 30, 2005 and 2004, and December 31, 2004

SAMIL PRICEWATERHOUSECOOPERS

LG Electronics Inc.
Index
June 30, 2005 and 2004, and December 31, 2004

SAMIL PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS

Samil PricewaterhouseCoopers
Kukje Center Building
191 Hangangro 2 ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of
LG Electronics Inc.

We have reviewed the accompanying non-consolidated balance sheet of LG Electronics Inc. (the "Company") as of June 30, 2005, and the related non-consolidated statements of income and cash flows for the three-month and six-month periods ended June 30, 2005 and 2004, expressed in Korean won. These interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these interim financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of LG Electronics Inc. as of December 31, 2004, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 28, 2005. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2004, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2004.

As discussed in Note 25 to the accompanying non-consolidated financial statements, for the six-month period ended June 30, 2005, the Company entered into various transactions with affiliated companies, including LG Electronics U.S.A. Inc., including sales totaling to ₩7,390,319 million and purchases totaling to ₩1,477,079 million. As of June 30, 2005, related receivables and payables amount to ₩807,020 million and ₩253,436 million, respectively.

As discussed in Note 27 to the accompanying non-consolidated financial statements, on January 1, 2005, the Company absorbed a part of PC division of LG IBM PC Co., Ltd., a joint venture with IBM Korea Inc. This absorption is aimed to optimize business efficiency, align operational strategies, and maximize profitability. On January 4, 2005, LG IBM PC Co., Ltd. was dissolved.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
July 15, 2005

This report is effective as of July 15, 2005, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG Electronics Inc.
Non-Consolidated Balance Sheets
June 30, 2005 and December 31, 2004
(Unaudited)

(in millions of Korean won)		**2005**		**2004**
Assets				
Current assets				
Cash and cash equivalents (Notes 3 and 7)	₩	1,320,143	₩	648,416
Short-term investments (Note 5)		89,501		89,501
Trade accounts and notes receivable, net (Notes 6, 7 and 25)		1,259,797		999,023
Inventories, net (Notes 8 and 12)		1,480,947		1,675,031
Other accounts receivable, net (Notes 6 and 7)		306,605		544,885
Prepaid expenses		72,867		40,116
Accrued income, net (Note 6)		20,549		12,751
Advances, net (Note 6)		105,511		46,650
Derivatives transaction debit (Note 17)		17,139		51,475
Deferred income tax assets (Note 23)		166,522		-
Other current assets, net (Note 6)		5,030		2,795
Total current assets		4,844,611		4,110,643
Property, plant and equipment, net (Notes 11, 12 and 26)		4,009,779		3,629,549
Long-term financial instruments (Note 4)		14,741		17,961
Long-term investment securities (Note 9)		50,197		65,234
Equity method investments (Note 10)		4,111,817		4,096,263
Refundable deposits (Note 7)		418,850		380,128
Long-term prepaid expenses		157,937		141,459
Deferred income tax assets (Note 23)		-		104,765
Long-term loans receivable, net (Notes 6 and 25)		85,808		52,305
Intangible assets, net (Notes 13 and 26)		569,766		635,532
Long-term other accounts receivable (Note 6)		20,908		-
Other non-current assets (Note 17)		14,308		402
Total assets	₩	14,298,722	₩	13,234,241

LG Electronics Inc.
Non-Consolidated Balance Sheets
June 30, 2005 and December 31, 2004
(Unaudited)

(in millions of Korean won)		2005		2004
Liabilities and Shareholders' Equity				
Current liabilities				
Short-term borrowings (Note 14)	₩	99,437	₩	209,890
Current maturities of long-term debts, net (Note 14)		1,288,681		646,783
Trade accounts and notes payable (Notes 7 and 25)		1,742,526		1,758,233
Other accounts payable (Note 7)		1,245,915		1,118,603
Income taxes payable (Note 23)		71,854		9,119
Accrued expenses (Note 7)		983,049		993,225
Withholdings		11,418		19,110
Unearned income		3,446		1,644
Advances from customers		248,503		200,150
Derivatives transaction credit (Note 17)		9,097		2,066
Total current liabilities		5,703,926		4,958,823
Debentures and convertible bonds, net of current maturities and discounts on debentures (Note 15)		2,374,118		2,593,616
Long-term debts, net of current maturities (Note 15)		730,384		286,655
Accrued severance benefits, net (Note 16)		278,848		233,246
Product warranty reserve		166,896		145,657
Deferred income tax liabilities (Note 23)		139,445		-
Other long-term liabilities		3,299		77
Total liabilities		9,396,916		8,218,074
Commitments and contingencies (Note 17)				
Shareholders' equity				
Capital stock (Notes 1 and 18)		784,618		783,961
Capital surplus (Note 19)		1,907,716		1,907,543
Retained earnings (Note 20)		2,065,875		2,063,631
Capital adjustments (Note 21)		143,597		261,032
Total shareholders' equity		4,901,806		5,016,167
Total liabilities and shareholders' equity	₩	14,298,722	₩	13,234,241

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG Electronics Inc.
Non-Consolidated Statements of Income
Three-Month Periods and Six-Month Periods Ended June 30, 2005 and 2004
(Unaudited)

(in millions of Korean won, except per share amounts)	2005		2004	
	For the three-month period ended June 30, 2005	For the six-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the six-month period ended June 30, 2004
Sales (Notes 25 and 26)	₩ 5,615,196	₩ 11,573,726	₩ 6,028,984	₩ 12,025,422
Cost of sales (Note 25)	4,219,977	8,682,501	4,521,011	9,094,786
Gross profit	1,395,219	2,891,225	1,507,973	2,930,636
Selling and administrative expenses	1,251,348	2,467,518	1,115,356	2,131,161
Operating income	143,871	423,707	392,617	799,475
Non-operating income				
Equity in earnings of equity-method investees (Note 10)	81,880	130,850	316,857	668,403
Foreign exchange gains	71,961	165,457	75,246	190,373
Interest income	11,678	23,511	32,659	43,256
Refund of income taxes	38,767	38,767	52,803	53,600
Gain on valuation of derivatives (Note 17)	-	4,214	-	20,299
Gain on disposal of investment securities	21,083	21,157	38,726	46,795
Gain on settlement of derivatives (Note 17)	12,959	18,736	5,515	8,518
Reversal of allowance for doubtful accounts	1,177	1,310	24,218	24,218
Rent income	5,348	9,582	3,607	6,632
Dividend income	267	871	20	4,893
Gain on disposal of property, plant and equipment	566	1,139	2,060	3,300
Others	11,214	27,355	9,416	49,710
	256,900	442,949	561,127	1,119,997
Non-operating expenses				
Foreign exchange losses	52,380	117,455	76,661	145,697
Interest expense	49,866	97,110	51,026	99,074
Loss from transfer of trade accounts and notes receivable	30,640	64,820	29,150	57,836
Loss from disposal of property, plant and equipment	10,093	14,277	17,141	68,888
Loss from disposal of investment securities	991	1,986	52,362	72,550
Loss on impairment of investment securities	1,210	1,903	30,000	33,218
Additional payment of income taxes	860	7,995	-	-
Loss on settlement of derivatives (Note 17)	3,591	5,096	6,904	10,192
Donations	1,840	4,148	2,547	4,515
Loss on valuation of derivatives (Note 17)	13,288	14,953	2,734	-
Other bad debt expense	-	2,510	-	321
Equity in losses of equity-method investees (Note 10)	4,522	212,367	-	-
Others	15,713	29,675	12,898	22,425
	184,994	574,295	281,423	514,716
Income before income taxes	215,777	292,361	672,321	1,404,756
Income tax expense (Note 23)	65,197	58,576	178,859	326,592
Net income	₩ 150,580	₩ 233,785	₩ 493,462	₩ 1,078,164
Basic earnings per share and ordinary income per share (in won) (Note 24)	₩ 963	₩ 1,495	₩ 3,154	₩ 6,888
Diluted earnings per share and diluted ordinary income per share (in won) (Note 24)	₩ 940	₩ 1,463	₩ 3,032	₩ 6,647

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG Electronics Inc.
Non-Consolidated Statements of Cash Flows
Three-Month and Six-Month Periods Ended June 30, 2005 and 2004
(Unaudited)

(in millions of Korean won)	2005		2004	
	For the three-month period ended June 30, 2005	For the six-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the six-month period ended June 30, 2004
Cash flows from operating activities				
Net income	₩ 150,580	₩ 233,785	₩ 493,462	₩ 1,078,164
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	209,904	434,880	163,244	319,663
Amortization of discounts on debentures	9,964	19,707	8,495	13,385
Provision for severance benefits	77,751	123,088	63,975	131,442
Loss from transfer of trade accounts and notes receivable	30,640	64,820	29,150	57,836
Bad debt expense	-	2,510	-	321
Gain on foreign currency translation, net	(688)	(17,398)	(2,939)	(36,986)
Loss (gain) from disposal of investment securities, net	(20,092)	(19,171)	13,636	25,755
Loss on impairment of investment securities	1,210	1,903	30,000	33,218
Loss from disposal of property, plant and equipment, net	9,527	13,138	15,081	65,588
Equity in losses (gains) of equity-method investees, net	(77,358)	81,517	(316,857)	(668,403)
Loss (gain) on valuation of derivatives, net	13,288	10,739	2,734	(20,299)
Loss (gain) on settlement of derivatives, net	(9,368)	(13,640)	1,389	1,674
Provision for product warranty	(5,247)	21,239	(7,337)	15,072
Others	(1,383)	(1,571)	(37,247)	(27,056)
	238,148	721,761	(36,676)	(88,790)
Changes in operating assets and liabilities				
Decrease (increase) in trade accounts and notes receivable	(43,169)	(289,400)	172,097	(314,755)
Decrease (increase) in other accounts receivable	34,975	215,673	(73,786)	34,475
Decrease (increase) in accrued income	(926)	(7,456)	12,975	(12,014)
Increase in advances	(53,753)	(59,298)	(6,576)	(36,073)
Decrease in other current assets	139	139	75	59
Decrease (increase) in inventories	59,862	194,090	(98,664)	(126,148)
Decrease (increase) in prepaid expenses	7,107	(32,642)	(10,125)	(41,112)
Increase in long-term prepaid expenses	(18,321)	(16,478)	(14,034)	(14,034)
Decrease (increase) in deferred income tax assets	(19,036)	(60,554)	111,391	185,387
Decrease in trade accounts and notes payable	(370,777)	(82,834)	(73,999)	(58,621)
Increase in other accounts payable	160,881	123,767	189,098	2,393
Increase (decrease) in accrued expenses	63,144	(11,538)	101,607	259,759
Increase (decrease) in withholdings	1,925	(9,419)	21,552	(9,422)
Increase in advances from customers	53,197	47,829	17,950	27,254
Increase in income taxes payable	30,384	62,544	32,439	85,593
Payment of severance benefits	(71,896)	(103,927)	(30,258)	(68,727)
Increase (decrease) in severance insurance deposits	6,478	22,381	(3,491)	9,620
Decrease in contributions to the National Pension Fund	1,186	2,039	772	1,797
Increase in deferred income tax liabilities	48,076	32,779	-	-
Others	1,715	1,208	(8,651)	(8,755)
	(108,809)	28,903	340,372	(83,324)
Net cash provided by operating activities	279,919	984,449	797,158	906,050

LG Electronics Inc.
Non-Consolidated Statements of Cash Flows
Three-Month and Six-Month Periods Ended June 30, 2005 and 2004
(Unaudited)

(in millions of Korean won)	2005		2004	
	For the three-month period ended June 30, 2005	For the six-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the six-month period ended June 30, 2004
Cash flows from investing activities				
Disposal of short-term financial instruments	-	-	-	39,924
Increase in short-term and long-term loans, net	(14,779)	(36,264)	20,974	9,429
Disposal of long-term financial instruments	-	3,221	-	-
Acquisition of long-term financial instruments	(1,202)	-	(487)	(2,001)
Proceeds from disposal of investment securities	57,397	61,120	151,381	274,283
Acquisition of investment securities	(106,299)	(147,755)	(26,102)	(324,502)
Payment of refundable deposits, net	(25,192)	(37,031)	(9,617)	(26,392)
Proceeds from disposal of property, plant and equipment	9,173	15,001	2,578	17,628
Proceeds from disposal of derivatives	33,973	55,986	8,077	8,077
Acquisition of property, plant and equipment	(485,405)	(746,192)	(359,201)	(601,563)
Acquisition of intangible assets	(15,571)	(26,332)	(13,204)	(19,994)
Acquisition of derivatives	(22,841)	(22,841)	(9,466)	(9,751)
Others	443	412	296	(410)
Net cash used in investing activities	(570,303)	(880,675)	(234,771)	(635,272)
Cash flows from financing activities				
Proceeds from short-term borrowings	-	-	-	126,033
Payment of current maturities of long-term debts	(208,760)	(208,760)	(394,326)	(623,487)
Proceeds from issuance of debentures	602,258	602,258	593,292	758,923
Proceeds from long-term debts	387,753	482,938	269,164	269,164
Payment of short-term borrowings	(25,751)	(110,335)	(124,978)	-
Disposal (acquisition) of treasury stock	2,128	2,128	(18,666)	(34,949)
Payment of dividends	(234,851)	(234,851)	(196,634)	(196,634)
Net cash provided by financing activities	522,777	533,378	127,852	299,050
Cash inflow from merger	-	34,575	-	-
Net increase in cash and cash equivalents	232,393	671,727	690,239	569,828
Cash and cash equivalents (Note 29)				
Beginning of the period	1,087,750	648,416	416,442	536,853
End of the period	₩ 1,320,143	₩ 1,320,143	₩ 1,106,681	₩ 1,106,681

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

1. The Company

LG Electronics Inc. (the "Company") was spun off from LG Electronics Investment Ltd. (formerly LG Electronics Inc.) on April 1, 2002, to engage in the manufacture and sale of electronic, and information and communication products. Former LG Electronics Inc. was incorporated in February 1959 under the Commercial Code of the Republic of Korea to manufacture and sell electronics, and information and communication products, and had its shares listed on the Korea Stock Exchange in April 1970.

As of June 30, 2005, the Company operates manufacturing facilities mainly in Kuro, Pyeongtaek, Chongju, Gumi and Changwon in the Republic of Korea.

As of June 30, 2005, the Company has outstanding capital stock amounting to ₩784,618 million, including non-voting preferred stock. The Company's stock was relisted on the Korean Stock Exchange on April 22, 2002, and its depositary receipts ("DRs") were relisted on the London Stock Exchange in September 2002.

As of June 30, 2005, LG Corp. and its related parties own 32.1% of the Company's total stocks including common stock and preferred stock, while financial institutions, foreign investors and others own the rest of the Company's stocks.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below.

Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements

Accounting Estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements covering periods beginning on or after this date.

And as SKFAS No. 15 through 17 became applicable to the Company on January 1, 2005, the Company adopted these Standards in its financial statements as of and for the six-month period ended June 30, 2005.

Revenue Recognition
Revenues from finished products and merchandise are recognized when goods are delivered and most of the risks and benefits associated with the possession of goods are substantially transferred. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Cash and Cash Equivalents
The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts based on the aggregate estimated collectibility of the accounts.

Inventories
Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for inventories-in-transit which is determined using the specific identification method. If the net realizable value of inventory is less than its cost, a contra inventory account representing the valuation loss, is presented to reduce the inventory to its net realizable value. The said valuation loss is recorded as cost of sales. If, however, the circumstances which caused the valuation loss ceased to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed limited to the original carrying amount before valuation. The said reversal is a deduction from cost of sales.

Investments in Securities
The Company accounts for equity and debt securities under the provisions of SKFAS No. 8, *Investments in Securities*. This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities whose fair value may not be determined, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are charged to capital adjustments, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities after the amortization of discounts or premiums.

Equity Method Investments

Investments in equity securities of companies, over which the Company exercises significant control or influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

The Company discontinues the equity method of accounting for investments when the Company's share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are amortized over five years using the straight-line method, and the amortization is charged to current operations. In addition, proportionate share in the difference between fair value of the investee's identifiable assets (liabilities) and book value is amortized according to the investee's accounting for the assets and liabilities.

Unrealized profit included in inventories and property, plant and equipment from transaction between the Company and equity method investees is calculated based on gross margin by product and eliminated considering the percentage of ownership. However, unrealized profit arising from sales by the Company to equity method investees which are its consolidated subsidiaries is eliminated fully. Unrealized profit arising from sales between equity method investees is also eliminated considering the percentage of ownership.

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities, and six-month average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders' equity.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets, as described below.

	Estimated useful life
Buildings	20 - 40 years
Structures	20 - 40 years
Machinery and equipment	5 - 10 years
Tools	2 -5 years
Furniture, fixtures and vehicles	5 years

In 2005, the Company reduced its estimate of the useful life of moulds included in tools from five years to two years to better reflect their economic useful life. This change resulted in an increase in depreciation expense for the six-month period ended June 30, 2005, by ₩62,876 million.

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals which enhance the value of the assets over their most recently appraised value are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely, and recognizes an impairment loss when the carrying value of an asset exceeds the value of its future economic benefits. The carrying value of the impaired assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Intangible Assets

Intangible assets are stated at acquisition cost, net of accumulated amortization. Acquisition cost is the total of the production or purchase cost and other incidental expenses. Amortization is computed using the straight-line method over the estimated useful lives, which range from five to ten years.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely. An impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Research and Development Costs
Research costs are expensed as incurred. Development costs directly relating to a new technology or new products, for which the estimated future benefits are probable, are recognized as intangible assets. Amortization of development costs is computed using the straight-line method over five years from the commencement of the commercial production of the related products. Such costs are subject to continual analysis of recoverability. In the event that such amounts are not estimated to be recoverable, they are written down to their net realizable value.

Borrowing Costs
Interest and other financial costs incurred on borrowings used to acquire property, plant and equipment, intangible assets and investments are all charged to expense as incurred.

Discounts (Premiums) on Debentures
Discounts (premiums) on debentures are amortized using the effective interest rate method over the repayment period of the debentures. The amortized amount is included in interest expense.

Treasury Stock
Treasury stock are stated at cost and recorded as a capital adjustment in shareholders' equity. Gain on disposal of treasury stock is recorded as a capital surplus. Any loss on disposal of treasury stock is offset against prior gains on disposal of treasury stock included in capital surplus. The remaining loss is offset against retained earnings.

Product Warranty
The Company provides warranties against product defects for a specified period of time after the sale. Estimated costs of product warranties are charged to current operations at the time of sale and are included in the accompanying non-consolidated balance sheets as a product warranty reserve.

Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum severance payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Contributions made under the National Pension Plan and severance insurance deposits are deducted from accrued severance benefits. Contributed amounts are refunded from the National Pension Plan and the insurance companies to employees upon their retirement.

Income Taxes

The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to be reversed. Deferred income tax assets are recognized to the extent that it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities.

Tax credits for investments and development of research and manpower are accounted for using the flow-through method, whereby income taxes are reduced in the period the assets that gave rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred income tax assets, subject to realizability as stated above, are recognized for the carryforward amount.

According to SKFAS No. 16, *Deferred Income Taxes*, which became effective on January 1, 2005, the Company classified deferred income tax assets and liabilities into current portion and non-current portion based on net amount. Deferred income tax is recognized on unrealized gains or losses resulting from valuation of investment securities. However, previous financial statements presented for comparative purpose are not restated according to addendum of SKFAS No. 16.

Sale of Accounts and Notes Receivable

The Company sells certain accounts or notes receivable to financial institutions at a discount, and accounts for the transactions as a sale of the receivables, if the rights and obligations relating to the receivables are substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rate in effect at the balance sheet date (₩1,024.4: US$1 as of June 30, 2005, ₩1,043.8: US$1 as of December 31, 2004), and resulting translation gains or losses are recognized in current operations. However, convertible bonds in foreign currency are translated into Korean won at the agreed rate of exchange, considering the exercise of conversion rights by the creditors.

Derivative Financial Instruments

The Company utilizes several derivative financial instruments ("derivatives") such as forward exchanges, swaps and option contracts to reduce its exposure resulting from fluctuations in foreign currency and interest rates. The derivatives are carried at fair market value. Unrealized gains or losses on derivatives for trading or fair value hedging purposes are recorded in current operations. Unrealized gains or losses on derivatives for cash flow hedging purposes are recorded in current operations for the portion of the hedge that is not effective. For the portions of cash flow hedges which are effective, unrealized gains or losses are accounted for in the capital adjustments account and recorded in current operations in the period when the underlying transactions have an effect on operations.

Convertible Bonds
The Company records a premium for conversion rights as a capital surplus representing the difference between the issuance price of convertible bonds and the present value of bonds under identical conditions without conversion rights. The Company offsets conversion rights adjustment by the face value of convertible bonds and adds a call premium to the face value of convertible bonds.

Present Value Discount
The difference between the nominal value and present value of the long-term receivables and payables is amortized using the effective interest rate method with interest income or expense adjusted accordingly.

Government grants
The Company recognizes government grants, which are to be repaid, as liabilities. The government grants, which are intended to be used for the acquisition of certain assets, are deducted from the cost of the acquired assets. Before the acquisition of the assets specified by the grant, the amounts are recognized as a deduction from the account under which the asset to be acquired is to be recorded, or from the other assets acquired as a temporary investment of the grant received.

The government grants, received to compensate for specific expenses, are offset against the related expenses. Other government grants, for which the use or purpose is not specified, are recorded as gains from assets contributed, and are recognized in current operations.

Stock Appreciations plan
Compensation costs for stock options granted to employees and executives are recognized on the basis of intrinsic value. Under the intrinsic value basis method, compensation costs for stock option plans are determined by calculating the difference between the exercise price and the market price of the underlying stock. Stock-based compensation cost is remeasured at each reporting date, based on the intrinsic value of the award, and is recognized as expense over the agreed minimum service period.

Duty Refunds
The Company records duty refunds as a deduction from cost of sales.

3. Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	Annual interest rate (%) at June 30, 2005	2005	2004
Cash on hand	-	₩ 22	₩ 27
Checking accounts	-	2,829	3,569
Foreign currency checking accounts	-	44,326	26,921
Demand deposits	0.10 - 0.30	4,092	11,863
Foreign currency time deposits	0.02 – 2.37	174,874	74,036
Money market funds	2.95 – 3.25	1,039,000	502,000
Beneficiary certificates	3.20 – 3.41	55,000	30,000
		₩ 1,320,143	₩ 648,416

4. Financial Instruments

Long-term financial instruments as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	Annual interest rate (%) at June 30, 2005	2005	2004
Long-term financial instruments			
Other deposits	0.20 - 4.50	₩14,741	₩ 17,961

As of June 30, 2005, long-term financial instruments of ₩14,741 million (2004 : ₩17,961 million) are deposited in connection with maintaining checking accounts or research and development projects funded by the government. The withdrawal of these financial instruments is restricted.

5. Short-term investments

Short-term investments as of June 30, 2005 and December 31, 2004, are as follows:

	2005			2004
(in millions of Korean won)	Acquisition cost	Market value	Carrying value	Carrying value
Commercial papers issued by LG Card Co., Ltd.	₩ 111,876	₩ 89,501	₩ 89,501	₩ 89,501

As approved by the Board of Directors on February 6, 2004, the Company purchased LG card Co., Ltd. (LG Card)'s commercial papers with a face value of ₩150,000 million as part of the fulfillment of LG Card's business normalization agreement with the creditor financial institutions. The commercial papers amounting to ₩111,876 million classified as short-term investments are scheduled to mature before December 31, 2005.

6. Receivables

Receivables, including trade accounts and notes receivable, as of June 30, 2005 and December 31, 2004, consist of the following:

	2005			
(in millions of Korean won)	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value
Trade accounts and notes receivable	₩1,331,970	₩ (72,173)	₩ -	₩1,259,797
Other accounts receivable [1]	339,836	(11,410)	(913)	327,513
Accrued income	20,756	(207)	-	20,549
Advances	110,163	(4,652)	-	105,511
Other current assets	5,070	(40)	-	5,030
Long-term loans receivable	86,675	(867)	-	85,808
	₩1,894,470	₩ (89,349)	₩ (913)	₩1,804,208

	2004			
(in millions of Korean won)	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value
Trade accounts and notes receivable	₩ 1,072,150	₩ (73,127)	₩ -	₩ 999,023
Other accounts receivable	554,436	(8,377)	(1,174)	544,885
Accrued income	12,970	(219)	-	12,751
Advances	50,650	(4,000)	-	46,650
Other current assets	2,810	(15)	-	2,795
Long-term loans receivable	52,810	(505)	-	52,305
	₩ 1,745,826	₩ (86,243)	₩ (1,174)	₩ 1,658,409

[1] Includes the long-term other accounts receivable.

As of June 30, 2005, trade bills negotiated through banks that have not yet matured amount to approximately ₩3,418,617 million, which includes US$3,275 million (Note 17).

7. Assets and Liabilities Denominated in Foreign Currencies

- As of June 30, 2005 and December 31, 2004, monetary assets and liabilities denominated in foreign currencies, other than those disclosed in Notes 14 and 15, are as follows:

	2005				2004			
(in millions)	Foreign currency		Korean won Equivalent		Foreign Currency		Korean won equivalent	
Cash and cash equivalents	US$	163	₩	167,438	US$	65	₩	67,779
	JP¥	251		2,325	JP¥	185		1,877
	EUR	20		25,148	EUR	11		16,072
	Others	-		24,296	Others	-		15,229
			₩	219,207			₩	100,957
Trade accounts receivable	US$	334	₩	341,906	US$	275	₩	287,355
	JP¥	101		936	JP¥	96		973
	EUR	41		50,871	EUR	16		23,126
	GBP	14		26,567	GBP	-		844
	AUD	179		140,117	AUD	-		84
	Others	-		2,713	Others	-		1,143
			₩	563,110			₩	313,525
Other accounts receivable	US$	96	₩	109,512	US$	128		133,168
	EUR	8		9,926	EUR	12		17,685
	Others	-		11,915	Others	-		13,993
			₩	131,353			₩	164,846
Refundable deposits	JP¥	58	₩	540	JP¥	58	₩	587
	US$	2		2,228	US$	2		1,913
	Others	-		255	Others	-		371
			₩	3,023			₩	2,871
Trade accounts payable	US$	868		889,261	US$	609	₩	635,306
	JP¥	4,449		41,256	JP¥	12,036		121,816
	EUR	15		18,417	EUR	13		17,916
	Others	-		1,400	Others	-		279
			₩	950,334			₩	775,317
Other accounts payable	AUD	7	₩	5,774	AUD	4	₩	2,946
	CAD	1		997	CAD	1		1,114
	EUR	33		41,021	EUR	22		30,704
	JP¥	2,823		26,181	JP¥	441		4,467
	US$	119		122,267	US$	127		132,399
	Others	-		5,040	Others	-		11,715
			₩	201,280			₩	183,345
Accrued expenses	US$	168	₩	172,023	US$	36	₩	37,593
	Others	-		144	Others	-		640
			₩	172,167			₩	38,233

8. Inventories

Inventories as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005			2004
	Acquisition cost	**Inventory valuation allowance**	**Carrying value**	**Carrying value**
Merchandise	₩ 27,835	₩ (2,144)	₩ 25,691	₩ 28,213
Finished products	467,104	(31,211)	435,893	608,420
Work-in-process	430,279	-	430,279	313,023
Raw materials	521,240	(14,941)	506,299	589,463
Parts and supplies	87,489	(4,704)	82,785	135,912
	₩1,533,947	₩ (53,000)	₩ 1,480,947	₩ 1,675,031

See Note 12 for inventory insurance.

9. Long-Term Investment Securities

Long-term investment securities as of June 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005	2004
Available-for-sale securities	₩ 49,346	₩ 64,383
Held-to-maturity securities	851	851
	₩ 50,197	₩ 65,234

Available-for-sale securities as of June 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	Percentage of ownership (%) at June 30, 2005	2005 Acquisition cost	2005 Net asset value/Market value	2005 Carrying value	2004 Acquisition cost	2004 Net asset value/Market value	2004 Carrying value
Marketable equity securities							
Nara Mold & Die Co., Ltd.	12.34	₩ 812	₩ 3,936	₩ 3,936	₩ 812	₩ 2,918	₩ 2,918
Tube Media Co., Ltd.	3.02	142	935	935	142	604	604
Odicorp Co., Ltd.	8.83	318	1,340	1,340	318	1,568	1,568
Vodavi Technology Inc. [3]	-	-	-	-	2,928	6,761	6,761
Hutchison Telephone Company Limited [4]	-	-	-	-	3,462	3,622	3,622
ADP Engineering Co., Ltd. [5]	7.03	75	15,456	15,456	-	-	-
		1,347	21,667	21,667	7,662	15,473	15,473
Non-marketable equity securities							
Domestic companies							
Innopla Co., Ltd.	19.90	245	853	245	245	854	245
Castec Korea Co., Ltd.	5.00	182	766	182	182	859	182
Msoltech [1]	10.00	635	-	-	635	-	-
AL Tech Inc.	8.53	589	247	589	589	272	589
Korea Information Certificate Authority Inc.	9.35	1,852	1,230	1,852	1,852	1,230	1,852
Association of Electronics Environment	36.04	4,698	5,127	4,698	4,698	4,309	4,698
Temco, Inc. [1]	13.04	1,200	-	-	1,200	1,200	1,200
Netgenetech. Co., Ltd.	7.50	176	215	176	176	35	176
Manager Society, Inc.	3.70	200	5	200	200	14	200
Silicon Works	12.00	501	824	501	501	504	501
LG fund for small and medium Enterprises [3]	-	-	-	-	2,500	2,435	2,500
TU Media Corp.	4.74	6,500	5,762	6,500	6,500	5,765	6,500
Eonex Technologies,Inc. [6]	2.14	2,080	2,080	2,080	600	600	600
ADS Technologies Co., Ltd. [6]	15.00	150	150	150	-	-	-
Others	-	3,579	1,545	1,545	3,654	1,620	1,620
Overseas companies							
Erlang Technology Inc. [1]	6.90	1,129	-	-	1,129	-	-
Neopoint Inc. [1]	16.62	1,604	-	-	1,604	-	-
E2OPEN.COM [1]	3.64	15,694	-	-	15,694	-	-
COMMIT Incorporated	13.47	4,990	4,990	4,990	4,990	4,990	4,990
Monet Mobile Networks [1]	1.90	1,299	-	-	1,299	-	-
SUNPOWER.INC	10.35	1,257	169	1,257	1,257	231	1,257
Others	-	507	507	507	507	507	507
		49,067	24,470	25,472	50,012	25,425	27,617
Debt securities							
Bonds issued by the government		3	3	3	27	27	27
Convertible bonds issued by NeoDis Co., Ltd.		2,204	2,204	2,204	2,204	2,204	2,204
Commercial papers issued by LG Card Co., Ltd [2]		-	-	-	38,124	19,062	19,062
		2,207	2,207	2,207	40,355	21,293	21,293
		₩ 52,621	₩ 48,344	₩ 49,346	₩ 98,029	₩ 62,191	₩ 64,383

[1] Carrying value was fully written down due to the negative net book value or bankruptcy of the investee company as of June 30, 2005.

[2] In January 2005, the commercial papers of LG Card Co., Ltd. as of December 31, 2004, were converted into equity securities of LG Card. In May 2005, the Company sold these investment securities and recorded a gain on disposal of investment securities of ₩17,116 million.

[3] For the six-month period ended June 30, 2005, the investments were reclassified as equity-method investment securities.

[4] For the six-month period ended June 30, 2005, the Company disposed of the investment in Hutchison Telephone Company Limited, resulting in loss from disposal of investment securities of ₩45 million.

[5] For the six-month period ended June 30, 2005, ADP Engineering Co., Ltd. listed its common stock on the KOSDAQ market.

[6] New or additional investments made during the six-month period ended June 30, 2005.

The annual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities as of June 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)

	2005		2004	
Due in	**Available-for-sale securities**	**Held-to-maturity securities**	**Available-for-sale securities**	**Held-to-maturity securities**
Less than one year and one year [1]	₩ 89,501	₩ -	₩ 89,501	₩ -
Over one year through five years	2,207	807	21,293	807
Over five years through ten years	-	44	-	44
	₩ 91,708	₩ 851	₩ 110,794	₩ 851

[1]These are classified as short-term investments (Note 5).

The details of changes in accumulated gains (losses) on valuation of available-for-sale securities as recorded in capital adjustments for six-month periods ended June 30, 2005 and 2004, are as follows (Note 21):

(in millions of Korean won)	January 1, 2005	Gain (loss)	Disposal	June 30, 2005
Nara Mold & Die Co., Ltd.	₩ 2,107	₩ 1,017	₩ (859)	₩ 2,265
Tube Media Co., Ltd.	462	331	(218)	575
Odicorp Co., Ltd.	1,250	(227)	(281)	742
Vodavi Technology Inc.	3,833	-	(3,833)	-
Hutchison Telephone Co., Ltd	160	-	(160)	-
ADP Engineering Co., Ltd.	-	15,382	(4,230)	11,152
LG Card Co., Ltd.	-	13,804	(13,804)	-
	₩ 7,812	₩ 30,307	₩ (23,385)	₩ 14,734

(in millions of Korean won)	January 1, 2004	Gain (loss)	Disposal	June 30, 2004
KT Corp.	₩ (22,184)	₩ -	₩ (22,184)	₩ -
NARA MOLD & DIE Co., Ltd.	2,187	(295)	-	1,892
Voiceware Co., Ltd.	1,157	(445)	-	712
LG Investment & Securities Co., Ltd.	(75,994)	23,534	(52,460)	-
Vodavi Technology Inc.	3,063	(1,389)	-	1,674
E2OPEN.COM	-	(13,795)	-	(13,795)
Bonds issued by the government	(241)	-	(241)	-
	₩ (92,012)	₩ 7,610	₩ (74,885)	₩ (9,517)

Interest income from investment in securities amounts to ₩2,925 million for the six-month period ended June 30, 2005.

10. Equity-Method Investments

Equity-method investments as of June 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	Percentage of ownership (%) at June 30,2005	2005 Acquisition cost	2005 Net asset value	2005 Carrying value	2004 Acquisition cost	2004 Net asset value	2004 Carrying value
Domestic companies							
LG Micron Ltd.	36.00	₩68,100	₩124,646	₩109,397	₩68,100	₩120,716	₩111,651
LG Innotek Co., Ltd.	69.80	59,308	150,448	154,468	59,308	148,963	154,651
Hankuk Electric Glass Co., Ltd.	20.00	119,282	135,358	121,948	119,282	140,549	125,082
LG.Philips LCD Co., Ltd.	44.57	726,169	2,546,152	2,368,617	726,169	2,572,987	2,399,076
LG IBM PC Co., Ltd. [7]	-	-	-	-	11,907	16,689	16,522
Hi Plaza Inc.	100.00	100,511	117,842	107,990	100,511	108,965	99,275
STIC Ventures Co., Ltd.	94.00	28,200	25,675	25,675	28,200	28,264	28,264
Hi Business Logistics [4]	100.00	8,000	11,646	11,796	4,500	6,115	6,114
LG fund for small and medium Enterprises [2,6]	50.00	2,500	2,414	2,500	-	-	-
Overseas companies							
Goldstar Electronics Thailand Co., Ltd. (G.S.T.) [2]	49.00	36	36	36	36	36	36
Hitachi-LG Data Storage Inc. (HLDS)	49.00	7,684	19,214	27,692	7,684	22,350	30,823
LG Electronics Austria GmbH (LGEAG) [2]	100.00	116	-	116	116	116	116
LG Electronics Almaty Kazak Co., Ltd. (LGEAK)	100.00	3,746	13,950	11,434	3,746	15,508	11,438
LG Electronics Antwerp Logistics N.V. (LGEAL) [1,8]	100.00	967	(113)	-	967	1,637	356
LG Electronics Australia Pty, Ltd. (LGEAP) [1]	100.00	1,558	4,384	-	1,558	7,305	-
LG Electronics Argentina S.A. (LGEAR) [3]	100.00	7,410	-	-	7,410	-	-
Arcelik-LG Klima Sanayi ve Ticaret A.S. (LGEAT)	50.00	14,718	24,926	21,123	14,718	21,869	20,621
LG Electronics Colombia, Ltda. (LGECB)	100.00	3,330	11,448	5,942	3,330	5,038	3,786
LG Electronics China Co., Ltd. (LGECH) [1]	100.00	56,154	14,688	-	56,154	22,484	-

(in millions of Korean won)	Percentage of ownership (%) at June 30, 2005	2005 Acquisition cost	2005 Net asset value	2005 Carrying value	2004 Acquisition cost	2004 Net asset value	2004 Carrying value
LG Electronics Canada, Inc. (LGECI)	100.00	13,779	14,705	9,314	13,779	16,562	9,888
LG Electronics Inc. Chile Limitada (LGECL)	100.00	5,856	9,024	7,254	5,856	7,659	6,960
LG Electronics Czech S.R.O. (LGECZ) [8]	100.00	6,534	5,333	4,056	6,534	6,993	6,106
LG Electronics Deutschland GmbH (LGEDG) [8]	100.00	26,938	18,920	7,523	26,938	24,465	9,370
PT LG Electronics Display Devices Indonesia (LGEDI)	100.00	32,085	66,272	50,640	32,085	66,687	48,348
LG Electronics Design Tech, Ltd. (LGEDT) [2,3]	100.00	1,002	-	-	1,002	1,002	1,002
LG Electronics Egypt Cairo S.A.E. (LGEEC)	100.00	4,382	1,905	3,188	4,382	1,467	3,032
LG Electronics Egypt S.A.E. (LGEEG)	83.97	2,860	2,190	1,904	2,860	1,603	1,085
LG Electronics Espana S.A. (LGEES) [1,8]	100.00	17,408	271	-	17,408	13,368	-
LG Goldstar France S.A.R.L. (LGEFS) [1,8]	100.00	7,139	4,343	-	7,139	952	-
LG Electronics Gulf FZE (LGEGF)	100.00	8,312	6,749	2,893	8,312	7,918	4,522
LG Electronics HK Limited (LGEHK) [4]	100.00	9,398	10,374	10,301	4,316	4,445	4,445
LG Electronics Nature (Hangzhou) Recording Media Co., Ltd. (LGEHN) [4]	70.00	7,608	6,252	6,175	4,031	3,087	3,037
LG Electronics Hellas S.A. (LGEHS) [8]	100.00	6,063	6,067	2,081	6,063	6,820	5,402
LG Electronics Huizhou Inc. (LGEHZ)	80.00	1,277	16,166	17,203	1,277	28,405	22,038
LG Electronics India Pvt. Ltd. (LGEIL)	100.00	38,476	142,549	139,437	38,476	120,896	121,544
PT LG Electronics Indonesia (LGEIN)	100.00	29,431	25,755	14,515	29,431	18,560	18,052
LG Electronics Italy S.P.A. (LGEIS) [8]	100.00	28,170	18,268	5,302	28,170	21,075	8,047
LG Electronics Japan Inc. (LGEJP) [1]	100.00	12,978	(1,000)	-	12,978	1,954	583
Kunshan LGMS Computer Co., Ltd. (LGEKS)	100.00	2,649	1,933	2,093	2,649	3,027	2,649
LG Electronics Mlawa SP.Zo.O. (LGEMA) [4]	100.00	92,401	92,548	88,595	36,024	48,791	45,869

(in millions of Korean won)	Percentage of ownership (%) at June 30, 2005	2005 Acquisition cost	2005 Net asset value	2005 Carrying value	2004 Acquisition cost	2004 Net asset value	2004 Carrying value
LG Electronics Morocco S.A.R.L. (LGEMC)	100.00	3,352	2,828	1,340	3,352	3,806	1,171
LG Electronics Middle East Co., Ltd. (LGEME) [2]	100.00	462	462	462	462	462	462
Goldstar Mobilecomm France SASU (LGEMF) [2]	100.00	5,621	5,621	5,621	5,621	5,621	5,621
LG-MECA Electronics Haiphong, Inc. (LGEMH)	70.00	1,690	2,393	1,948	1,690	3,007	2,782
LG Electronics Magyar Kft. (LGEMK) [8]	100.00	5,575	5,029	2,579	5,575	9,170	3,991
LG Electronics (M) SDN.BHD (LGEML)	100.00	7,869	6,721	6,422	7,869	7,869	7,869
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM) [1]	100.00	31,439	(1,308)	-	31,439	4,928	1,066
LG Electronics Mexico S.A. de C.V. (LGEMS)	100.00	13,575	33,243	30,011	13,575	23,076	21,169
LG MITR Electronics Co., Ltd. (LGEMT) [4]	100.00	22,838	9,589	3,792	15,925	10,447	6,098
LG Electronics North of England Ltd. (LGENE) [3]	100.00	11,229	901	705	11,229	9,981	10,052
LG Electronics (Nanjing) Plazma Co., Ltd. (LGENP)	100.00	13,241	10,995	3,882	13,241	(1,822)	5,057
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	70.00	9,367	18,777	12,760	9,367	20,516	16,518
LG Electronics Philippines, Inc. (LGEPH) (formerly LGECM)	100.00	23,524	407	2,296	23,524	1,713	3,000
LG Electronics Polska SP.Zo.O. (LGEPL) [8]	100.00	9,189	11,630	9,526	4,117	11,217	9,000
Nanjing LG Panda Appliance Co., Ltd. (LGEPN)	70.00	7,596	13,765	10,852	7,596	12,672	11,843
LG Electronics Peru S.A. (LGEPR)	100.00	7,699	5,897	5,047	7,699	3,744	2,784
LG Electronics Panama S.A. (LGEPS)	100.00	2,333	11,417	11,071	2,333	6,144	3,755
LG Electronics Portugal (LGEPT) [8]	100.00	20,927	12,935	9,683	20,927	20,338	17,528
LG Electronics Qinhuangdao Co., Ltd. (LGEQH)	100.00	3,284	8,524	6,982	3,284	7,160	6,587
LG Electronics RUS, LLC (LGERA) [2,4]	100.00	10,621	10,621	10,621	5,411	5,411	5,411
LG Electronics Russia Inc. (LGERI)	95.00	391	11,823	11,823	391	9,785	9,785
LG Electronics Romania S.R.L (LGERO) [8]	100.00	7,350	6,559	6,225	7,350	8,427	8,256
LG Electronics S.A. Pty Ltd. (LGESA) [4]	100.00	13,525	31,622	27,815	3,382	33,045	29,028

(in millions of Korean won)	Percentage of ownership (%) at June 30, 2005	2005 Acquisition cost	2005 Net asset value	2005 Carrying value	2004 Acquisition cost	2004 Net asset value	2004 Carrying value
LG Electronics Service Europe Netherlands B.V. (LGESE) [1]	100.00	10,470	11,907	-	10,470	14,372	-
Shanghai LG Electronics Co., Ltd. (LGESH)	70.00	4,899	10,966	6,151	4,899	9,170	7,704
LG Electronics de Sao Paulo Ltda. (LGESP) [4]	100.00	79,106	184,414	204,231	28,481	78,801	68,234
LG Electronics Sweden AB (LGESW) [1,8]	100.00	5,668	2,908	-	5,668	5,780	2,581
LG Electronics Shenyang Inc. (LGESY)	78.87	11,267	23,074	12,300	11,267	16,765	13,474
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	80.00	42,948	132,043	107,839	42,948	109,743	100,046
LG Electronics Thailand Co., Ltd. (LGETH)	100.00	3,407	26,458	27,594	3,407	21,650	21,708
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	100.00	59,205	9,040	10,522	59,205	16,369	27,001
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	100.00	19,846	13,538	12,936	19,846	12,174	10,935
LG Electronics United Kingdom Ltd. (LGEUK) [1,8]	100.00	34,723	1,343	-	34,723	7,501	-
LG Electronics Ukraine Co., Ltd. (LGEUR) [2]	100.00	1,041	1,041	1,041	1,041	1,041	1,041
LG Electronics U.S.A., Inc. (LGEUS)	100.00	148,109	126,017	63,203	148,109	134,835	108,995
LG Electronics Vietnam Co., Ltd. (LGEVN)	100.00	6,035	8,841	8,014	6,035	9,846	8,546
LG Electronics Wales Ltd. (LGEWA) [1,8]	100.00	963,757	1,166	-	963,757	149,207	69,650
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT)	51.00	10,188	11,376	784	10,188	11,067	6,821
Kunshan LGMS Computer Co., Ltd. (LGMSK)	100.00	1,690	1,690	1,690	1,690	1,690	1,690
LG Soft India PVT, Ltd. (LGSI)	100.00	5,084	9,815	11,357	5,084	7,543	9,338
EIC Properties PTE, Ltd.	38.20	9,636	2,093	2,093	9,636	2,198	2,198
LG Infocomm Thailand, Inc. (LGICTH)	60.00	3,246	5,346	3,787	3,246	5,651	4,094
Vietnam Korea Exchange, Ltd. (V.K.X.)	40.00	1,736	1,654	1,647	1,736	2,040	2,064

(in millions of Korean won)	Percentage of ownership (%) at June 30, 2005	2005 Acquisition cost	2005 Net asset value	2005 Carrying value	2004 Acquisition cost	2004 Net asset value	2004 Carrying value
LG TOPS [3]	40.00	2,699	930	930	2,699	902	930
Langchao LG (Yantai) Digital Mobile Technology Research & Development Co., Ltd. [2]	49.00	824	824	824	824	824	824
LGE (China) R&D Center	100.00	8,201	6,683	6,683	8,201	6,544	6,544
Electromagnetica Goldstar S.R.L. [2]	50.00	508	508	508	508	508	508
SLD Telecom Pte. Ltd.	42.74	68,487	48,669	49,139	68,487	51,711	52,279
Triveni Digital Inc. [2]	100.00	899	899	899	899	899	899
LG (Yantai) Information & Communication Technology Co., Ltd. [2]	100.00	2,720	2,720	2,720	2,720	2,720	2,720
LG Holdings (HK) Ltd.	31.82	53,378	36,439	35,024	53,378	46,437	42,906
Qingdao LG Langchao Digital Communication Co., Ltd.	60.00	8,749	11,376	4,863	8,749	8,215	3,910
LG Electronics RUS-Marketing, LLC (LGERM) [2,5]	100.00	204	204	204	-	-	-
Hi Ligistics China Company Limited [5]	100.00	1,294	1,259	1,285	-	-	-
LG Electronics Singapore Pte Ltd (LGESL) [5]	100.00	7,027	5,446	4,416	-	-	-
Vodavi Technology Inc. [6]	23.22	6,761	3,064	6,462	-	-	-
		₩3,379,044	₩4,575,540	₩4,111,817	₩3,226,666	₩4,598,247	₩4,096,263

1 The equity method of accounting has been suspended due to the investee's accumulated losses.

2 The equity method was been suspended for Investments in small-sized subsidiaries and affiliates whose total assets as of the previous year end amounted to less than ₩7,000 million, or which have just been established in the current period, in accordance with accounting principles generally accepted in the Republic of Korea.

3 The operations of this subsidiary were suspended as of June 30, 2005.

[4] For the six month period ended June 30, 2005, the Company purchased additional shares of these subsidiaries.

[5] This subsidiary has just been established during the six month period ended June 30, 2005.

[6] During for the six month period ended June 30, 2005, the investments were reclassified to equity method investment securities.

[7] The Company and IBM Korea Inc. dissolved their joint venture company, LG IBM PC Co., Ltd. and on January 1, 2005, the Company absorbed with a portion of the PC division from dissolved joint venture.

[8] The Company will contribute these investment securities as investment in kind to Europe holding company in the 2nd half of 2005.

The equity method of accounting is applied based on the affiliates' most recent available financial statements which may or may not have been reviewed.

For the six-month period ended June 30, 2005, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are as follows:

(in millions of Korean won)	January 1, 2005	Addition	Amortization	June 30, 2005
Domestic companies				
LG Micron Ltd.	₩ 2,064	₩ -	₩ (295)	₩ 1,769
LG Innotek Co., Ltd.	378	-	(75)	303
Hi Plaza Inc.	(1,587)	-	344	(1,243)
Hankuk Electric Glass Co., Ltd.	(13,608)	-	1,701	(11,907)
Hi Business Logistics	-	(2,070)	173	(1,897)
	(12,753)	(2,070)	1,848	(12,975)
Overseas companies				
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	8,037	-	(1,340)	6,697
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	2,161	-	(370)	1,791
LG Electronics Wales Ltd. (LGEWA)	(70,377)	-	23,459	(46,918)
Others	16,409	-	(3,475)	12,934
	(43,770)	-	18,274	(25,496)
	₩ (56,523)	₩ (2,070)	₩ 20,122	₩ (38,471)

In the above table, positive numbers represent goodwill while negative numbers represent negative goodwill.

For the six-month period ended June 30, 2004, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee were as follows:

(in millions of Korean won)	January 1, 2004	Addition	Amortization	June 30, 2004
Domestic companies				
LG Micron Ltd.	₩ 2,653	₩ -	₩ (295)	₩ 2,358
LG Innotek Co., Ltd.	528	-	(75)	453
Hi Plaza Inc.	(2,275)	-	344	(1,931)
Hankuk Electric Glass Co., Ltd.	-	(17,010)	1,701	(15,309)
	906	(17,010)	1,675	(14,429)
Overseas companies				
LG Electronics Mlawa SP. Zo. O. (LGEMA)	(775)	-	388	(387)
LG Electronics Service Europe Netherlands B.V. (LGESE)	(53)	-	26	(27)
LG Electronics Shenyang Inc. (LGESY)	228	-	(76)	152
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	10,716	-	(1,340)	9,376
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	2,901	-	(370)	2,531
LG Electronics Wales Ltd. (LGEWA)	(125,599)	-	25,120	(100,479)
Others	18,169	1,353	(2,736)	16,786
	(94,413)	1,353	21,012	(72,048)
	₩ (93,507)	₩ (15,657)	₩ 22,687	₩(86,477)

On the above table, positive numbers represent goodwill while negative numbers represent negative goodwill.

For the six-month period ended June 30, 2005, the details of the elimination of unrealized gain or loss arising from intercompany transactions according to the equity method of accounting are as follows:

(in millions of Korean won)	Inventories	Property, plant and equipment	Intangible assets	Total
Domestic companies				
LG Micron Ltd.	₩ 65	₩ (5,956)	₩ -	₩ (5,891)
LG Innotek Co., Ltd.	(1,516)	(77)	-	(1,593)
LG.Philips LCD Co., Ltd.	582	(8,052)	19,249	11,779
LG IBM PC Co., Ltd.	124	3	-	127
Hankuk Electric Glass Co., Ltd.	1,734	-	-	1,734
Hi Plaza Inc.	(495)	(10)	-	(505)
Hi Business Logistics	1	-	-	1
	495	(14,092)	19,249	5,652
Overseas companies				
LG Electronics China Co., Ltd. (LGECH)	(217)	(169)	-	(386)
LG Electronics Espana S.A. (LGEES)	810	-	-	810
LG Electronics Huizhou Inc. (LGEHZ)	2,891	(19)	-	2,872
LG Electronics India Pvt. Ltd. (LGEIL)	(1,961)	76	-	(1,885)
PT LG Electronics Indonesia (LGEIN)	169	196	-	365
LG Electronics Italy S.P.A. (LGEIS)	62	-	-	62
LG Electronics Mlawa SP. Zo. O. (LGEMA)	(1,122)	93	-	(1,029)
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	(621)	(314)	-	(935)
LG Electronics Service Europe Netherlands B.V. (LGESE)	6,574	-	-	6,574
LG Electronics Shenyang Inc. (LGESY)	(1,584)	60	-	(1,524)
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	(6,172)	376	-	(5,796)
LG Electronics U.S.A., Inc. (LGEUS)	(22,633)	302	-	(22,331)
LG Electronics Wales Ltd. (LGEWA)	5,691	(76)	-	5,615
Others	(1,307)	(100)	-	(1,407)
	(19,420)	425	-	(18,995)
	₩ (18,925)	₩ (13,667)	₩ 19,249	₩ (13,343)

On the above table, positive numbers represent equity in earnings of affiliates while negative numbers represent equity in losses of affiliates.

For the six-month period ended June 30, 2004, the details of the elimination of unrealized gain or loss arising from intercompany transactions according to the equity method of accounting were as follows:

(in millions of Korean won)	Inventories	Property, plant and equipment	Intangible assets	Equity securities	Total
Domestic companies					
LG Micron Ltd.	₩ (13,855)	₩ (4,707)	₩ -	₩ -	₩ (18,562)
LG Innotek Co., Ltd.	3,432	(88)	-	-	3,344
LG.Philips LCD Co., Ltd.	(5,319)	(12,344)	19,249	-	1,586
LG IBM PC Co., Ltd.	(277)	(25)	-	-	(302)
Hankuk Electric Glass Co., Ltd.	(2,640)	-	-	-	(2,640)
Hi Plaza Inc.	(243)	(2)	-	-	(245)
Hi Business Logistics	(19)	-	-	-	(19)
	(18,921)	(17,166)	19,249	-	(16,838)
Overseas companies					
LG Electronics China Co., Ltd. (LGECH)	(8,949)	(718)	-	-	(9,667)
LG Electronics Espana S.A. (LGEES)	(11,157)	-	-	-	(11,157)
LG Electronics Huizhou Inc. (LGEHZ)	(5,341)	-	-	-	(5,341)
LG Electronics India Pvt. Ltd. (LGEIL)	8	(205)	-	-	(197)
PT LG Electronics Indonesia (LGEIN)	315	(300)	-	-	15
LG Electronics Italy S.P.A. (LGEIS)	(15,059)	-	-	-	(15,059)
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	(747)	(41)	-	-	(788)
LG Electronics Service Europe Netherlands B.V. (LGESE)	5,809	-	-	-	5,809
LG Electronics Shenyang Inc. (LGESY)	2,451	(314)	-	-	2,137
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	1,539	33	-	-	1,572
LG Electronics U.S.A., Inc. (LGEUS)	(9,087)	(1,082)	-	(38,336)	(48,505)
LG Electronics Wales Ltd. (LGEWA)	1,043	(196)	-	-	847
Others	(57,012)	(1,525)	-	-	(58,537)
	(96,187)	(4,348)	-	(38,336)	(138,871)
	₩(115,108)	₩(21,514)	₩19,249	₩ (38,336)	₩ (155,709)

On the above table, positive numbers represent equity in earnings of affiliates while negative numbers represent equity in losses of affiliates.

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the six-month period ended June 30, 2005, are as follows:

(in millions of Korean won)	January 1, 2005	Equity in earnings (losses) of affiliates, net	Others	June 30, 2005
Domestic companies				
LG Micron Ltd.	₩ 111,651	₩ 563	₩ (2,817)	₩ 109,397
LG Innotek Co., Ltd.	154,651	4,288	(4,471)	154,468
Hankuk Electric Glass Co., Ltd.	125,082	1,335	(4,469)	121,948
LG.Philips LCD Co., Ltd.	2,399,076	(20,457)	(10,002)	2,368,617
LG IBM PC Co., Ltd.	16,522	(2,489)	(14,033)	-
Hi Plaza Inc.	99,275	8,715	-	107,990
STIC Ventures Co., Ltd.	28,264	(3,223)	634	25,675
Hi Business Logistics	6,114	2,217	3,465	11,796
	2,940,635	(9,051)	(31,693)	2,899,891
Overseas companies				
LG Electronics Huizhou Inc. (LGEHZ)	22,038	(3,439)	(1,396)	17,203
LG Electronics India Pvt. Ltd. (LGEIL)	121,544	19,546	(1,653)	139,437
PT LG Electronics Display Device Indonesia (LGEDI)	48,348	3,953	(1,661)	50,640
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	16,518	(3,386)	(372)	12,760
LG Electronics Shenyang Inc. (LGESY)	13,474	(274)	(900)	12,300
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	100,047	9,586	(1,794)	107,839
LG Electronics U.S.A., Inc. (LGEUS)	108,996	(43,133)	(2,661)	63,202
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR)	27,001	(15,895)	(584)	10,522
LG Electronics Wales Ltd. (LGEWA)	69,650	(57,551)	(12,099)	-
LG Electronics Mlawa SP.Zo.O. (LGEMA)	45,869	(2,456)	45,182	88,595
LG Electronics de Sao Paulo Ltda. (LGESP)	68,234	34,809	101,188	204,231
SLD Telecom Pte. Ltd.	52,279	(2,136)	(1,004)	49,139
LG Holdings (HK) Ltd.	42,906	(6,309)	(1,573)	35,024
LG Electronics Mexico S.A. de C.V. (LGEMS)	21,169	8,067	775	30,011
Others	397,555	(13,848)	7,316	391,023
	1,155,628	(72,466)	128,764	1,211,926
	₩4,096,263	₩ (81,517)	₩ 97,071	₩4,111,817

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the six-month period ended June 30, 2004, were as follows:

(in millions of Korean won)	January 1, 2004	Equity in earnings (losses) of affiliates, net	Others	June 30, 2004
Domestic companies				
LG Micron Ltd.	₩ 86,070	₩ (6,692)	₩ (2,453)	₩ 76,925
LG Sports Ltd.	1,204	34	(1,238)	-
LG Innotek Co., Ltd.	137,039	7,785	(386)	144,438
Hankuk Electric Glass Co., Ltd.	-	4,497	118,817	123,314
LG.Philips LCD Co., Ltd.	1,259,904	666,164	6,744	1,932,812
LG IBM PC Co., Ltd.	14,548	2,582	(4,402)	12,728
Hi Plaza Inc.	60,806	(3,735)	-	57,071
STIC Ventures Co., Ltd.	28,200	19,882	(19,353)	28,729
Hi Logistics System (HLS)	4,500	918	-	5,418
	1,592,271	691,435	97,729	2,381,435
Overseas companies				
LG Electronics Alabama, Inc. (LGEAI)	53,116	11,005	(64,121)	-
LG Electronics Huizhou Inc. (LGEHZ)	19,943	(5,229)	(2,123)	12,591
LG Electronics India Pvt. Ltd. (LGEIL)	113,063	15,438	(9,011)	119,490
PT LG Electronics Indonesia (LGEIN)	23,867	(334)	(4,472)	19,061
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	15,860	364	(539)	15,685
LG Electronics Service Europe Netherlands B.V. (LGESE)	20,203	25,702	(2,700)	43,205
LG Electronics Shenyang Inc. (LGESY)	11,831	3,746	(1,498)	14,079
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	106,851	7,114	(4,356)	109,609
LG Electronics U.S.A., Inc. (LGEUS)	42,594	(54,908)	135,843	123,529
Others	622,280	(25,930)	(3,254)	593,096
	1,029,608	(23,032)	43,769	1,050,345
	₩2,621,879	₩ 668,403	₩ 141,498	₩ 3,431,780

A summary of financial information of major equity-method investees as of June 30, 2005 and for the six-month period ended June 30, 2005, is as follows:

(in millions of Korean won)	Total assets	Total liabilities	Net assets	Sales	Net income(loss)
LG.Philips LCD Co., Ltd.	₩11,096,274	₩5,383,837	₩5,712,437	₩3,798,846	₩ (37,764)
LG Innotek Co., Ltd.	406,624	191,085	215,539	441,526	9,492
Hi Plaza Inc.	247,381	129,539	117,842	300,187	8,948
LG Micron Ltd.	773,948	427,670	346,278	351,976	18,747
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	670,762	521,038	149,724	789,615	21,975
LG Electronics India Pvt. Ltd. (LGEIL)	453,315	310,766	142,549	730,258	22,272

As of June 30, 2005, the market values of marketable equity-method investments are as follows:

	Number of shares owned	Market price per share (in won)	Market value (in millions)
Hankuk Electric Glass Co., Ltd.	1,614,675	₩ 44,800	₩ 72,337
LG.Philips LCD Co., Ltd.	145,000,000	48,100	6,974,500
LG Micron Ltd.	2,699,702	49,100	132,555
Vodabi Technology Inc.	862,500	5,839	5,036

The changes in the respective accumulated losses of equity method investees from which the application of the equity method of accounting has been suspended due to their accumulated losses for the six-month period ended June 30, 2005 are as follows:

	January 1, 2005		June 30,2005	
(in millions of Korean won)	Accumulated losses	Increase (Decrease)	Accumulated losses	Accumulated capital adjustment
LG Electronics Australia PTY., Ltd. (LGEAP)	₩ 4,141	₩ 1,121	₩ 5,262	₩ (349)
LG Electronics China Co., Ltd. (LGECH)	18,397	14,251	32,648	(3,979)
LG Goldstar France S.A.R.L (LGEFS)	1,040	67	1,107	(383)
LE Electronics Espana S.A. (LGEES)	4,138	(2,907)	1,231	(1,371)
LG Electronics Monterrey Mexico S.A de C.V. (LGEMM)	-	5,097	5,097	(52)
LG Electronics Service Europe Netherland B.A (LGESE)	22,565	(16,968)	5,597	(2,127)
LG Electronics U.K. Ltd. (LGEUK)	3,990	27	4,017	(395)
LG Electronics MobileComm U.S.A. Inc. (LGEMU) (Subsidiary of LGEUS)	9,874	(9,874)	-	-
Others	-	2,324	2,324	(50,201)
	₩ 64,145	₩ (6,862)	₩ 57,283	₩ (58,857)

For the six-month period ended June 30, 2005, the following adjustments are made on the equity-method investees which reconcile the differences in accounting policies between the Company and equity-method investees:

(in millions of Korean won)	Adjustment	Amount
LG.Philips LCD Co., Ltd.	Adjustment capitalized interest expense to expense as incurred	₩ 12,921
LG Holdings (HK) Ltd.	Adjustment capitalized interest expense to expense as incurred	999
Subsidiary of LG Holdings (HK) Ltd.	Adjustment capitalized interest expense to expense as incurred	960

11. Property, Plant and Equipment

Changes in property, plant and equipment for the six-month period ended June 30, 2005, are as follows:

(in millions of Korean won)	Balance at January 1, 2005	Acquisitions and capital expenditure	Transfer-in (out) [1]	Disposals	Depreciation	Balance at June 30, 2005	Accumulated depreciation at June 30, 2005
Land	₩ 700,652	₩ 21,144	₩ 76,844	₩ (420)	₩ -	₩ 798,220	₩ -
Buildings	1,115,424	52,234	15,863	(5,492)	(16,683)	1,161,346	198,477
Structures	73,512	16,267	2,135	(326)	(2,924)	88,664	39,708
Machinery and equipment	754,610	38,654	56,874	(11,908)	(114,931)	723,299	814,448
Tools	425,290	57,297	3,893	(5,987)	(157,808)	322,685	442,818
Furniture and fixtures	230,695	51,282	2,117	(3,817)	(46,488)	233,789	362,262
Vehicles	7,413	1,481	-	(83)	(1,353)	7,458	10,679
Standing timber	4,482	-	-	(107)	-	4,375	-
Construction-in-progress	309,303	389,458	(94,299)	-	-	604,462	-
Machinery-in-transit	8,168	118,375	(61,062)	-	-	65,481	-
Total	₩ 3,629,549	₩ 746,192	₩ 2,365	₩ (28,140)	₩ (340,187)	₩ 4,009,779	₩ 1,868,392

[1] Includes the amounts resulting from the absorption of a portion of the PC division of LG IBM PC Co., Ltd. and the amounts related to the accrued severance benefits of personnel involved in construction.

Changes in property, plant and equipment for the six-month period ended June 30, 2004, were as follows:

(in millions of Korean won)	Balance at January 1, 2004	Acquisitions and capital expenditure	Transfer-in (out)	Disposals	Depreciation	Balance at June 30, 2004	Accumulated depreciation at June 30, 2004
Land	₩ 703,327	₩ 3	₩ -	₩ (186)	₩ -	₩ 703,144	₩ -
Buildings	905,935	1,820	124,229	(2,392)	(13,854)	1,015,738	170,992
Structures	65,577	7,839	798	(518)	(2,393)	71,303	34,482
Machinery and equipment	634,708	16,699	246,738	(10,103)	(97,573)	790,469	653,484
Tools	399,837	88,765	24,600	(63,944)	(60,513)	388,745	273,724
Furniture and fixtures	207,633	43,741	1,531	(3,471)	(40,300)	209,134	328,410
Vehicles	8,088	2,851	929	(2,593)	(1,380)	7,895	11,177
Standing timber	4,356	4	-	(8)	-	4,352	-
Construction-in-progress	184,926	369,916	(331,829)	-	-	223,013	-
Machinery-in-transit	8,333	69,925	(66,996)	-	-	11,262	-
Total	₩3,122,720	₩ 601,563	₩ -	₩ (83,215)	₩(216,013)	₩3,425,055	₩1,472,269

As of June 30, 2005, the value of the Company's land, as determined by the local government in Korea for property tax assessment purposes, approximates ₩847,203 million (December 31, 2004: ₩770,545 million).

A substantial portion of property, plant and equipment as of June 30, 2005, is pledged as collateral for long-term debts up to a maximum of approximately ₩814,716 million. The said amount includes the equivalent of US$99 million, JP¥150 million and EUR360 million (Note 15).

12. Insured Assets

As of June 30, 2005, inventories, and property, plant and equipment, excluding land and certain construction-in-progress, are insured against fire and other casualty losses up to approximately ₩6,433,857 million. In addition, the Company is insured against business interruption losses as well as losses arising from the transportation of goods up to approximately ₩5,214,172 million and ₩279,365 million, respectively.

13. Intangible Assets

Changes in intangible assets for the six-month period ended June 30, 2005, are as follows:

(in millions of Korean won)	Goodwill[1]	Industrial property rights	Development costs	Other intangible assets	Total
Balance as of January 1, 2005	₩ 215,974	₩ 278,825	₩ 61,804	₩ 78,929	₩ 635,532
Additions	3,410	10,406	5,254	9,858	28,928
Disposals	-	-	-	(1)	(1)
Amortization	(20,101)	(39,388)	(19,610)	(15,594)	(94,693)
Balance as of June 30, 2005	₩ 199,283	₩ 249,843	₩ 47,448	₩ 73,192	₩ 569,766
Accumulated amortization as of June 30, 2005	₩ 202,430	₩ 411,391	₩ 226,625	₩ 107,131	₩ 947,577

[1] Includes goodwill of ₩2,995 million arising from the absorption of a portion of PC division of LG IBM PC Co., Ltd.

Changes in intangible assets for the six-month period ended June 30, 2004, were as follows:

(in millions of Korean won)	Goodwill	Industrial property rights	Development costs	Other intangible assets	Total
Balance as of January 1, 2004	₩256,102	₩381,139	₩115,571	₩83,488	₩836,300
Additions	3,666	5,955	-	10,373	19,994
Disposals	(48)	(230)	(2)	(52)	(332)
Amortization	(20,100)	(42,749)	(26,853)	(13,948)	(103,650)
Balance as of June 30, 2004	₩239,620	₩344,115	₩88,716	₩79,861	₩752,312
Accumulated amortization as of June 30, 2004	₩171,634	₩348,992	₩266,319	₩82,778	₩869,723

Amortization of intangible assets presented under manufacturing costs, and selling and administrative expenses for the six-month periods ended June 30, 2005 and 2004, consists of the following:

(in millions of Korean won)	2005	2004
Manufacturing costs	₩ 10,002	₩ 17,446
Selling and administrative expenses	84,691	86,204
	₩ 94,693	₩ 103,650

The carrying value of significant intangible assets as of June 30, 2005 and December 31, 2004, consists of the following:

(in millions of Korean won)	2005	2004	Remaining years for amortization
Goodwill	₩ 195,326	₩ 215,017	Six years
Industrial property rights	167,053	197,067	One through six years

As a result of LG Electronics Investment Ltd. (formerly LG Electronics Inc., now merged into LG Corp.)'s merger with LG Information & Communications, Ltd. in September 2000, former LG Electronics Inc. recognized goodwill amounting to ₩393,820 million and acquired industrial property rights amounting to ₩578,788 million. At the time of spin-off, such goodwill and industrial property rights were transferred to the Company. Related amortization expenses of goodwill and industrial property rights approximate ₩19,691 million and ₩30,014 million, respectively, for the six-month period ended June 30, 2005.

Research and development costs incurred for the six-month period ended June 30, 2005, amounted to ₩633,361 million (2004: ₩606,286 million) all of which were charged to current operations as ordinary development costs and research costs.

14. Short-Term Borrowings and Current Maturities of Long-Term Debts

Short-term borrowings as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	Annual interest rate (%) at June 30, 2005	2005	2004
General term loans	-	₩ -	₩ 12,000
Commercial papers	-	-	114,500
Foreign currency loans	0.35 ~ 4.64	99,437	83,390
		₩ 99,437	₩ 209,890

Current maturities of long-term debts as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005	2004
Debentures	₩ 1,288,440	₩ 649,140
Less : Discount on debentures	(5,905)	(2,357)
	1,282,535	646,783
Add : Current maturities of long-term debts	6,146	-
	₩ 1,288,681	₩ 646,783

15. Debentures, Convertible Bonds and Long-Term Debts

Debentures and convertible bonds as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions)	Annual interest rate (%) at June 30, 2005	2005	2004
Debentures			
Private, non-guaranteed payable through 2006	5.70 ~ 7.65	₩ 126,000	₩ 126,000
Public, non-guaranteed payable through 2009	4.25 ~ 7.97	2,070,000	2,070,000
Floating rate notes of US $ 831 million (2004:US $431 million) , payable through 2006	6M LIBOR+0.5 ~ 1.25, 3M LIBOR+1.9, 5.0	851,276	449,878
		3,047,276	2,645,878
Convertible Bonds			
Zero coupon rate convertible bonds of US$ 287 million (2004 : US$ 287.5 million), payable through 2006	-	339,205	339,796
Zero coupon rate convertible bonds of US$ 250 million (2004: US$ 250 million), payable through 2007	-	296,975	296,975
		636,180	636,771
		3,683,456	3,282,649
Less: Current maturities		(1,288,440)	(649,140)
Discount on debentures		(19,311)	(27,477)
Conversion rights adjustment		(38,679)	(49,508)
Add : Premium on conversion rights		37,092	37,092
		₩ 2,374,118	₩ 2,593,616

The Company issued foreign currency convertible bonds in the Luxembourg Stock Exchange on August 11, 2003. The terms and conditions of the issuance are as follows:

- Type of bonds: Public convertible bond
- Total face value of bonds: US$287.5 million (fixed exchange rate of ₩1,179.2 : US$1)
- Date of issuance: August 11, 2003
- Terms and conditions for issuance of bonds
  - Coupon rate: 0%
  - Maturity: August 11, 2006
  - Call option: The Company holds the right to redeem the bonds at face value on or at any time after August 12, 2005, provided that the market value per share of common stock remains at least 115% of the conversion price for at least 20 consecutive trading days during the 30-day trading period ending on the redemption date.
  - Put option: The bondholder holds the right to exercise a put option, in which the bondholder may require the Company to redeem the bonds at face value on the day after 18 months from the date of issuance.

- Terms and conditions for conversion
  - Type of stock to be issued: registered common stock
  - Number of shares convertible: 4,920,464 shares
  - Conversion price: ₩68,900 per share
  - Conversion period: September 12, 2003 through July 28, 2006

During the six-month period ended June 30, 2005, the foreign currency convertible bonds amounting to ₩591 million were converted to 8,557 shares of common stock. the 4,911,907 shares of common stock remain unconverted at June 30, 2005 (Note 18).

The Company issued foreign currency convertible bonds to Lehman Brothers Commercial Corporation on May 17, 2004. The terms and conditions of issuance are as follows:

- Type of bonds: Private convertible bond
- Total face value of bonds: US$250 million (fixed exchange rate of ₩1,181.5 : US$1)
- Date of issuance: May 17, 2004
- Terms and conditions for issuance of bonds
  - Coupon rate: 0% , Effective interest rate to maturity: 3.96%
  - Maturity: May 17, 2007
  - The Company redeems the bonds at 112.49% of face value in a lump sum on the date of maturity.
  - Call option: The Company holds the right to redeem the bonds at 106.06% of face value any time between May 18, 2006 and 60 days before maturity, provided that the market value per share of common stock remains at least 115% of the conversion price for at least 20 consecutive trading days, ending on the date on which redemption notice is given.
  - Put option: The bondholder holds the right to exercise a put option, in which the bondholder may require the Company to redeem the bonds at 106.06% of face value on the day after 18 months from the date of issuance.
- Terms and conditions for conversion
  - Type of stock to be issued: registered common stock
  - Number of shares convertible: 3,049,221 shares
  - Conversion price: ₩96,869 per share. The conversion price was adjusted upwards from ₩91,840 to ₩96,869, because the average closing price of the common shares of the Company during the 20 consecutive Korea Exchange business days preceding and including the second Korea Exchange business day prior to the day falling six months after the issue date is above ₩ 65,600 per share.
  - Conversion period: May 18, 2005 through May 7, 2007

Long-term debts as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions)	Annual interest rate (%) at June 30, 2005	2005	2004
Foreign currency loans[1]			
Kookmin Bank	6M LIBOR + 1.25	₩ 326,783	19,832
Hong Kong and Shanghai Banking Corp.	3M LIBOR + 1.45	30,732	31,314
The Korea Development Bank	3M EULIBOR + 1.75, 3M LIBOR +1.56	348,283	204,195
The Export-Import Bank of Korea	6M LIBOR + 1.54	30,732	31,314
		736,530	286,655
Less: Current maturities		(6,146)	-
		₩ 730,384	₩ 286,655

[1]Representing US $ 379 million and EUR 281 million (2004: US $ 79 million and EUR 144 million).

See Note 11 for the related collateral arrangements for the Company's long-term debts.

The maturities of long-term debts outstanding as of June 30, 2005, are as follows:

(in millions of Korean won)

For the twelve-month period ending June 30,	Debentures and Convertible bonds	Long-term debts	Total
2007	₩ 1,540,376	₩ 130,495	₩ 1,670,871
2008	-	445,951	445,951
2009	90,000	126,338	216,338
2010	764,640	27,600	792,240
	₩ 2,395,016	₩ 730,384	₩ 3,125,400

16. Accrued Severance Benefits

Changes in accrued severance benefits for the six-month periods ended June 30, 2005 and 2004, are as follows:

(in millions of Korean won)	2005	2004
Beginning balance	₩ 619,827	₩ 555,362
Severance payments	(104,749)	(68,810)
Transferred from affiliated companies, net	822	83
Transferred from construction-in-progress [1]	2,039	-
Provisions	123,088	131,442
	641,027	618,077
Severance insurance deposit	(347,877)	(333,597)
Contributions to the National Pension Fund	(14,302)	(17,609)
	₩ 278,848	₩ 266,871

[1] Includes the amount from the absorption of a portion of the PC division of LG IBM PC Co., Ltd.

The severance benefits are funded at approximately 54% (2004: 53%) as of June 30, 2005 through employee severance insurance plans with Kyobo Life Insurance Co., Ltd. and other life insurance companies. The severance insurance deposits, which are amounts funded under employee severance insurance plans, are presented as a deduction from accrued severance benefits.

17. Commitments and Contingencies

As of June 30, 2005, the Company provided several notes to financial institutions as collateral in relation to various borrowings and guarantees of indebtedness.

As of June 30, 2005, the Company has various technical assistance agreements with various foreign companies for the manufacture of certain product lines.

As of June 30, 2005, the Company has bank overdraft facility agreements with various banks amounting to ₩560,500 million.

As of June 30, 2005, the Company has sales agreements for export trade accounts receivable with various banks amounting to ₩5,592,200 million. The Company has corporate electronic settlement services contracts with Hana Bank for the collection of its accounts receivable amounting to ₩150,000 million (Note 6).

As of June 30, 2005, the Company has corporate electronic settlement services contracts with various banks for payment of its trade accounts payable amounting to ₩1,140,000 million.

As of June 30, 2005, the Company has sales contracts with several companies, the undelivered portions of which amounted to approximately ₩8,780 million for LG TeleCom, Ltd. and ₩88,166 million for Public Telecommunication Corporation in Yemen and others.

The Company is contingently liable for guarantees approximating ₩1,832,944 million, including US$1,187 million, on the indebtedness of its subsidiaries and affiliates as follows:

(in millions of Korean won)

LG Electronics Wales Ltd. (LGEWA)	₩	118,869
PT LG Electronics Display Devices Indonesia (LGEDI)		203,856
LG Electronics da Amazonia Ltda. (LGEAZ)		71,708
LG Electronics Gulf FZE (LGEGF)		33,805
PT LG Electronics Indonesia (LGEIN)		53,781
LG Electronics Japan Inc. (LGEJP)		53,753
LG Electronics Mexico S.A. de C.V. (LGEMS)		114,312
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM)		58,731
LG Electronics Service Europe Netherlands B.A. (LGESE)		145,541
LG Electronics de Sao Paulo Ltda. (LGESP)		20,488
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)		113,324
LG Electronics U.S.A., Inc. (LGEUS)		67,610
LG.Philips Displays Holding B.V.		51,220
LG Electronics Thailand Co., Ltd. (LGETH)		85,256
LG Electronics Mlawa SP.Zo.O. (LGEMA)		83,079
Others		557,611
	₩	1,832,944

In order to reduce the impact of changes in exchange rates on future cash flows, the Company has entered into foreign currency forward contracts. As of June 30, 2005, the Company has outstanding forward contracts with ABN-AMRO and others to sell US dollars amounting to US$238 million at contract exchange rates of ₩1,000.83 : US$1 ~ ₩1,016.40 : US$1 from July to October 2005.

As of June 30, 2005, the Company has outstanding forward contracts with Societe General Bank and others for selling euro and buying US dollars amounting to €60 million at contract exchange rates of €1.2036 : US$1 ~ €1.3051 : US$1, with contract due dates of July through September 2005.

As of June 30, 2005, the Company has outstanding forward contracts with UFJ Bank and others to sell US dollars and buy Japanese yen amounting to US$65 million at contract exchange rates of ¥104.13 : US$1 ~ ¥108.51 : US$1 from July to October 2005.

As a result of the above foreign currency forward contracts, an unrealized valuation gain and loss amounting to ₩3,357 million and ₩9,100 million, respectively, were charged to current operations for the six-month period ended June 30, 2005.

In order to reduce the impact of changes in exchange rates, the Company has also entered into foreign currency option contracts. An unrealized valuation gain and loss amounting to ₩349 million and ₩1,299 million, respectively, were recorded to current operations for the six-month period ended June 30, 2005.

A summary of the terms of outstanding currency option contracts as of June 30, 2005, is as follows:

Option type	Amount (in millions)	Exercise price	Contract due date
Put	US$270	₩970.0/US$1.00 ~ ₩1,042.0/US$1.00	July 7, 2005 through December 28, 2005
Call	US$390	₩1,013.0/US$1.00 ~ ₩1,052.2/US$1.00	July 7, 2005 through December 28, 2005

In order to reduce the impact of changes in interest rates and exchange rates, the Company has also entered into a cross currency swap contract. An unrealized valuation gain and loss amounting to ₩508 million and ₩4,554 million, respectively, were recorded to current operations for the six-month period ended June 30, 2005.

A summary of the terms of the outstanding cross currency swap contracts as of June 30, 2005, is as follows:

	Transaction amount		Annual interest rate (%)		
(in millions)	Disbursement	Receipts	Receipts	Disbursement	Maturity
Standard Chartered Bank	₩110,000	US$93	4.50%	3M LIBOR + 0.79%	November 7, 2005
Barclays Bank	117,150	100	5.00%	3M LIBOR + 1.17%	February 26, 2007
JP Morgan Chase and others	US$300	€300	5.00%	3.70%	June 17, 2010

A summary of the terms of the outstanding cross interest rates swap contracts as of June 30, 2005, is as follows:

	Transaction amount	Annual interest rate (%)		Maturity
(in millions)		Receipts	Disbursement	
CSFB	US$100	5.00%-Contingent Spread	4.00%	June 17, 2010

As a result of the above derivatives contracts, a realized gain of ₩18,736 million and a realized loss of ₩5,096 million were recorded as a non-operating income and expense, respectively, for the six-month period ended June 30, 2005.

As of June 30, 2005, the Company is named as a defendant in legal actions which were brought against the Company by Mahmood Saleh Abbar Co. in Saudi Arabia and AVS Corporation in Canada. In addition, the Company is named as either the defendant or the plaintiff in various foreign and domestic legal actions arising from the normal course of business. The aggregate amounts of domestic claims as the defendant and plaintiff amounted to approximately ₩5,321 million as of June 30, 2005. The Company believes that although the outcome of these legal actions is uncertain, they would not result in a material ultimate loss for the Company.

18. Capital Stock

Capital stock as of June 30, 2005 and December 31, 2004, are as follows:

		2005		2004	
	Par value per share	Number of shares issued	Millions of Korean won	Number of shares issued	Millions of Korean won
Common stock	₩ 5,000	139,737,654	₩ 698,688	139,606,263	₩ 698,031
Preferred stock [1]	5,000	17,185,992	85,930	17,185,992	85,930
		156,923,646	₩ 784,618	156,792,255	₩ 783,961

As of June 30, 2005, the number of shares authorized is 600 million shares.

[1] The preferred shareholders have no voting rights and are entitled to non-participating and non-cumulative preferred dividends at a rate of one percentage point over those for common stock. This preferred dividend rate is not applicable to stock dividends.

For the six-month period ended June 30, 2005, changes in capital stock and capital surplus are as follows:

Date	Description	Common stock	Preferred stock	Capital Surplus
Balance, January 1, 2005		₩ 698,031	₩ 85,930	₩1,876,153
January 4, 2005	Issuance of stock	614	-	7,272
March 23, 2005	Conversion of covertible bonds	43	-	555
Balance, June 30, 2005		₩ 698,688	₩ 85,930	₩1,883,980

19. Capital Surplus

As a result of the spin-off on April 1, 2002, ₩1,876,153 million was recorded as capital surplus representing the difference between net assets transferred from LG Electronics Investment Ltd. of ₩2,815,707 million, net of capital stock of ₩783,961 million and capital adjustments transferred from LG Electronics Investment Ltd. of ₩155,593 million. In addition, for the six-month period ended June 30, 2005, ₩7,827 million was recorded as a capital surplus due to issuance of stock and conversion of convertible bonds.

As a result of the issuance of foreign currency convertible bonds in August 2003 and May 2004, a premium for conversion rights of ₩21,553 million, net of tax was recorded as a capital surplus representing the difference between the issuance price of convertible bonds and the present value of bonds under identical conditions without conversion rights. In addition, as a result of disposal of treasury stock, gains on disposal of treasury stock of ₩2,183 million were recorded as a capital surplus.

20. Retained Earnings

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company's majority shareholders.

In accordance with the regulations regarding securities' issuance and disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, a portion of retained earnings equal to a minimum of 10% of its annual income plus at least 50% of the net gain from the disposal of property, plant and equipment after deducting related taxes, until shareholders' equity equals 30% of total assets. This reserve is not available for the payment of dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company's majority shareholders.

Pursuant to the Special Tax Treatment Control Law, the Company is allowed to appropriate retained earnings as a reserve for research and manpower development. This reserve is not available for the payment of dividends until used for the specified purposes or reversed.

21. Capital Adjustments

Capital adjustments as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005	2004
Treasury stock	₩ (44,893)	₩ (46,657)
Increase resulting from equity-method investments	315,289	299,877
Decrease resulting from equity method investments	(95,376)	-
Gain on valuation of available-for-sale securities	14,734	7,812
Others	(46,157)	-
	₩ 143,597	₩ 261,032

The Company has retained treasury stocks consisting of 763,145 shares (2004 : 793,208 shares) of common stock and 4,680 shares (2004 : 4,680 shares) of preferred stock as of June 30, 2005. The Company intends to either grant these treasury stocks to employees and directors as compensation, or to sell them in the future.

22. Stock Options

The Company may grant stock options to its executives and employees who can contribute to the Company's development in accordance with the resolution of the Board of Directors or approval of the shareholders of the Company.

The Company granted stock options to its executives in accordance with the resolution of the Board of Directors on March 22, 2005. The details of the stock options are as follows:

- Stock exercised by the stock options : common stock
- Grant method: To compensate the difference between market price of the stock and exercise price of the option
- Number of shares to be exercised : 766,000 shares. However, if the increase ratio of the stock price for three years from grant date of the stock options is not higher than that of the KOSPI (Korea Composite Stock Price Index), the final number of shares to be exercised shall be 50% of number of shares to be exercised at grant date.
- Exercise price: ₩71,130 per share
- Exercisable period: Within 4 years from the day after 3 years from grant date.
- Exercisable condition: for executives who have worked for the Company for more than two years from grant date

Compensation expense related to stock options was not recorded for the six-month period ended June 30, 2005, because the market price of the Company's stock is lower than the exercise price of the options as of June 30, 2005.

23. Income Taxes

Income tax expense for the six-month periods ended June 30, 2005 and 2004, are as follows:

(in millions of Korean won)	2005	2004
Current income taxes	₩ 87,654	₩ 141,206
Deferred income taxes from temporary differences	89,150	186,137
Deferred income taxes from tax credit	(11,462)	-
Deferred income taxes added to shareholders' equity	(106,766)	(751)
Income tax expense (benefit)	₩ 58,576	₩ 326,592

The deferred income tax liabilities added to shareholders' equity as of June 30, 2005 and 2004, are as follows :

(in millions of Korean won)	2005	2004
Deferred income tax effect in shareholders' equity		
Gain on valuation of available-for-sale securities and others	₩ (55,928)	₩ -
Others	(50,738)	-
	(106,666)	-
Current income tax effect in shareholders' equity		
Gain on disposal of treasury stock	(100)	(751)
Income tax benefit	₩ (106,766)	₩ (751)

The reconciliations between income before income taxes and taxable income for the six-month periods ended June 30, 2005 and 2004, are as follows:

(in millions of Korean won)	2005	2004
Income before income taxes	₩ 292,361	₩ 1,404,756
Add (deduct) :		
Temporary differences	224,416	(715,273)
Permanent differences	(13,157)	(30,693)
Taxable income	₩ 503,620	₩ 658,790

There is a difference between current income tax amount calculated based on above taxable income and actual current income tax amount due to tax adjustments such as tax credit for temporary investments.

The income tax effects of temporary differences comprising the deferred income tax assets (liabilities) as of June 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005	2004
Depreciation	₩ (53,030)	₩ (42,943)
Allowance for doubtful accounts	21,131	21,658
Product warranty	45,264	40,056
Amortization of intangible assets	(6,865)	(10,104)
Equity-method investment securities	(142,312)	(156,360)
Accrued expenses	130,260	108,978
Others	39,934	55,581
	34,382	16,866
Deferred income tax liabilities added to shareholders' equity	(106,666)	-
Tax credit carried forward	99,361	87,899
Deferred income tax assets, net	₩ 27,077	₩ 104,765

As of June 30, 2004, deferred income tax assets were computed by applying the tax rate of 27.5% for the temporary differences expected to be realized in fiscal years beginning January 1, 2005 and thereafter, except for 29.7% for certain temporary differences expected to be filed as revision of the prior years' tax return in 2005.

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to realize such assets, the assets are reduced to its estimated net realizable value. As of June 30, 2005, deferred income tax assets resulting from equity-method investment securities are not recorded because the Company's ability to realize those deferred income tax assets is uncertain.

As of June 30, 2005, current portion of deferred income tax assets and liabilities amount to ₩166,522 million and ₩333,044 million, respectively, and non-current portion of deferred income tax assets and liabilities amount to ₩132,140 million and ₩271,584 million, respectively.

As a result of tax adjustments, effective tax rate of the Company for the six-month period ended June 30, 2005, is approximately 20% (2004: 23%).

24. Earnings Per Share

Basic earnings per share is computed by dividing net income allocated to common stock by the weighted-average number of common shares outstanding during the period. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Basic earnings per share for the three-month and six-month periods ended June 30, 2005 and 2004, are calculated as follows:

(in millions of Korean won, except per share amounts)	2005		2004	
	Three-month period ended June 30, 2005	Six-month period ended June 30, 2005	Three-month period ended June 30, 2004	Six-month period ended June 30, 2004
Net income as reported on the statement of income	₩ 150,580	₩ 233,785	₩ 493,461	₩ 1,078,164
Less: Preferred stock dividends	(6,640)	(13,206)	(5,553)	(11,107)
Additional income available for dividends allocated to preferred stock	(10,119)	(12,896)	(48,987)	(108,023)
Net income allocated to common stock	133,821	207,683	438,921	959,034
Weighted-average number of common shares outstanding	138,971,205	138,955,864	139,165,243	139,222,663
Basic earnings per share (in won)	₩ 963	₩ 1,495	₩ 3,154	₩ 6,888

Basic earnings per share for the year ended December 31, 2004, was ₩9,890.

Basic ordinary income per share for the six-month periods ended June 30, 2005 and 2004, is identical to the basic earnings per share for the six-month periods ended June 30, 2005 and 2004, since there was no extraordinary gain or loss.

Diluted earnings per share is computed by dividing diluted net income, which is adjusted by adding back the after-tax amount of interest expense on any convertible debt and dividends on any convertible preferred stock, by the weighted-average number of common shares and diluted securities outstanding during the period. Diluted ordinary income per share is computed by dividing diluted ordinary income allocated to common stock, which is diluted net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares and diluted securities outstanding during the period.

Diluted earnings per share for the three-month and six-month periods ended June 30, 2005 and 2004, are calculated as follows:

(in millions of Korean won, except per share amounts)	2005		2004	
	Three-month period ended June 30, 2005	**Six-month period ended June 30, 2005**	**Three-month period ended June 30, 2004**	**Six-month period ended June 30, 2004**
Net income allocated to common stock	₩ 133,821	₩ 207,683	₩ 438,921	₩ 959,034
Add: Interest expense on convertible bonds, net of tax [1]	1,465	2,862	2,698	4,144
	135,286	210,545	441,619	963,178
Weighted-average number of common shares and diluted securities outstanding	143,883,112	143,867,771	145,643,167	144,905,375
Diluted earnings per share and diluted ordinary income per share (in won)	₩ 940	₩ 1,463	₩ 3,032	₩ 6,647

[1] This is computed based on the effective tax rate of 20.0% (2004: 23.0%) for the six-month period ended June 30, 2005 (Note 23).

Diluted earnings per share for the year ended December 31, 2004, was ₩9,517.

Diluted ordinary income per share for the six-month periods ended June 30, 2005 and 2004, is identical to the diluted earnings per share for the six-month periods ended June 30, 2005 and 2004, since there were no extraordinary gains or loss.

The diluted securities outstanding as of June 30, 2005, are as follows:

(in millions, except conversion price)

Diluted security	**Face value (won equivalent)**	**Conversion period**	**Number of shares of common stock to be issued**	**Conversion price**
Foreign currency denominated convertible bonds of US$287 million, issued in 2003	₩339,205	September 12, 2003 through July 28, 2006	4,911,907 shares	₩68,900 per share
Foreign currency denominated convertible bonds of US$250 million, issued in 2005	₩296,975	May 18, 2005 through May 7, 2007	3,049,221 shares	₩96,869 per share

25. Transactions with Related Parties

Significant transactions entered into in the ordinary course of business with related parties for the six-month periods ended June 30, 2005 and 2004, and the related account balances outstanding as of June 30, 2005 and December 31, 2004, are summarized as follows:

(in millions of Korean won)	Sales	Purchases	Receivables	Payables
LG Telecom, Ltd.	₩ 205,855	₩ 624	₩ 120,051	₩ 49
LG Chem, Ltd.	2,085	153,474	1,520	28,924
Hi Plaza Inc.	224,646	47,330	-	-
LG Electronics Mlawa SP.Zo.O. (LGEMA)	218,088	4,281	8,299	132
Hitachi-LG Data Storage Inc. (HLDS)	316,736	19,140	26,486	5,358
LG Electronics Wales Ltd. (LGEWA)	64,548	372	1,821	-
PT LG Electronics Display Devices Indonesia (LGEDI)	133,068	753	17,150	218
LG Electronics Huizhou Inc. (LGEHZ)	369,405	423	1,218	-
LG Electronics Italy S.P.A. (LGEIS)	618,837	33,418	6,070	11,803
LG Electronics Service Europe Netherlands B.V. (LGESE)	351,743	7,751	34,609	1,605
LG Electronics U.S.A. Inc. (LGEUS)	521,758	1,205	42,486	-
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT)	282,480	740	386	-
LG Electronics MobileComm U.S.A. Inc.(LGEMU) (formerly LGICUS)	1,156,870	1,477	3,453	-
LG.Philips Displays Holding B.V. [1]	10,301	216,759	4,240	11,223
LG.Philips LCD Co., Ltd.	73,354	187,681	55,081	26,726
LG Electronics Australia PTY, Ltd. (LGEAP)	229,705	1,980	142,450	-
LG Electronics United Kingdom Ltd. (LGEUK)	80,970	24,192	30,263	12,837
Others	2,529,870	775,479	311,437	154,561
2005	₩ 7,390,319	₩ 1,477,079	₩ 807,020	₩ 253,436
2004	₩ 7,962,501	₩ 1,929,065	₩ 632,716	₩ 566,379

[1] For the six month period ended June 30, 2005, purchases of ₩216,759 million include the purchase of LG.Philips Displays Holding B.V.'s trade accounts receivable from the Company's subsidiaries amounting to ₩117,050 million.

26. Segment Information

The Company has organized four reportable business divisions: Digital Display division, Digital Media division, Digital Appliance division and Mobile communications division. In addition, the Company has a centralized supporting division to provide general and administrative, marketing and sales and research and development services to each business division.

On January 1, 2005, the Company splitted the former Digital Display & Media division into Digital Display division and Digital Media division.

The main products that each business division manufactures and sells are as follows:

Digital Display division:	TV, PDP, Monitor and others
Digital Media division:	Audio, VCR, CD-ROM, PC and others
Digital Appliance division:	Refrigerator, washing machine, air conditioner, microwave oven and vacuum cleaner
Mobile Communications Division:	CDMA handset, UMTS handset, wireless telephone, WLL handset, mobile telecommunication, transmitter, switchboard and keyphone system

Financial data by business division as of and for the six-month period ended June 30, 2005, are as follows:

(in millions of Korean won)	Total	Business Division: Digital Display	Digital Media	Digital Appliance	Mobile Communications	Supporting Division
Sales						
External sales	₩11,573,726	₩2,408,234	₩1,578,589	₩3,289,786	₩4,235,718	₩ 61,399
Inter-division sales	167,816	45,984	1,154	7,860	21,247	91,571
	₩11,741,542	₩2,454,218	₩1,579,743	₩3,297,646	₩4,256,965	₩ 152,970
Operating income (loss)	423,707	(5,332)	49,972	331,743	110,148	(62,824)
Property, plant and equipment	₩ 4,009,779	₩1,466,262	₩ 248,006	₩ 768,644	₩ 707,647	₩ 819,220
Intangible assets	569,766	22,637	6,744	15,058	208,667	316,660
	₩ 4,579,545	₩1,488,899	₩ 254,750	₩ 783,702	₩ 916,314	₩1,135,880
Depreciation and amortization	₩ 434,880	₩ 115,635	₩ 31,358	₩ 106,669	₩ 100,148	₩ 81,070

Financial data by business division as of and for the six-month period ended June 30, 2004, are as follows:

(in millions of Korean won)	Total	Business Division: Digital Display & Media	Business Division: Digital Appliance	Business Division: Telecommunication Equipment & Handset [1]	Supporting Division
Sales					
External sales	₩ 12,025,422	₩ 4,535,339	₩ 3,488,547	₩ 3,918,967	₩ 82,569
Inter-division sales	224,481	71,350	5,904	12,444	134,783
	₩ 12,249,903	₩ 4,606,689	₩ 3,494,451	₩ 3,931,411	₩ 217,352
Operating income (loss)	799,475	246,114	381,632	193,859	(22,130)
Fixed assets					
Property, plant and equipment	₩ 3,425,055	₩ 1,376,495	₩ 850,501	₩ 456,234	₩ 741,825
Intangible assets	752,312	50,700	16,020	322,319	363,273
	₩ 4,177,367	₩ 1,427,195	₩ 866,521	₩ 778,553	₩ 1,105,098
Depreciation and amortization	₩ 319,663	₩ 106,066	₩ 54,469	₩ 84,882	₩ 74,246

[1] As of January 1, 2004, the Company reorganized its business structure and transferred the PC business division from the Telecommunication Equipment & Handset division to the Digital Display & Media division.

Financial data by geographic area for the six-month period ended June 30, 2005, are as follows:

(in millions of Korean won)	Total	Domestic	North America	Europe	Central & South America	Central Asia & Africa	Asia	Oceania	CIS
Sales									
External sales	₩11,573,726	₩ 2,767,600	₩2,619,476	₩1,950,661	₩373,433	₩502,980	₩2,566,820	₩254,492	₩538,264
Ratio (%)	100%	24%	23%	17%	3%	4%	22%	2%	5%
Inter-division sales	167,816	167,816	-	-	-	-	-	-	-
	₩11,741,542	₩ 2,935,416	₩2,619,476	₩1,950,661	₩373,433	₩502,980	₩2,566,820	₩254,492	₩538,264

Financial data by geographic area for the six-month period ended June 30, 2004, were as follows:

(in millions of Korean won)	Total	Domestic	North America	Europe	Central & South America	Central Asia	Asia	Oceania	Others
Sales									
External sales	₩12,025,422	₩2,657,549	₩2,936,610	₩1,671,427	₩337,079	₩609,501	₩2,838,458	₩287,281	₩687,517
Ratio (%)	100%	22%	24%	14%	3%	5%	24%	2%	6%
Inter-division sales	224,481	224,481	-	-	-	-	-	-	-
	₩12,249,903	₩2,882,030	₩2,936,610	₩1,671,427	₩337,079	₩609,501	₩2,838,458	₩287,281	₩687,517

27. Dissolution of LG IBM PC Co., Ltd.

The Board of Directors approved the dissolution of LG IBM PC Co., Ltd. ("LG IBM PC"), a joint venture between the Company and IBM Korea, Inc. on November 17, 2004. On January 1, 2005 the Company absorbed a portion of the PC division of LG IBM PC and issued 122,834 shares to IBM Korea Inc. In turn, IBM Korea Inc. absorbed remaining division of LG IBM PC and issued 48,600 shares to the Company. Thereafter, all the LG IBM PC stocks owned by the Company and IBM Korea Inc. were retired. LG IBM PC was dissolved on January 4, 2005.

Assets and liabilities from the transaction were evaluated at their fair values in accordance with the Accounting Standards for Mergers and Acquisition.

The ₩2,995 million difference between the fair value of net assets amounting to ₩9,645 million for the PC division of LG IBM PC and its merger cost of ₩12,640 million is recorded as goodwill.

Summary of financial information of LG IBM PC as of and for the year ended December 31, 2004, is as follows:

(in millions of Korean won)	**Amount**
Total assets	₩118,415
Total liabilities	89,436
Net assets	28,979
Sales	479,880
Net income	1,483

28. Environmental Investments

For the six-month period ended June 30, 2005, the Company's environmental investments, pursuant to environmental laws and the Company's environmental policies, amounted to ₩28,612 million (2004: ₩10,185 million).

29. Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2005 and 2004, are as follows:

(in millions of Korean won)	**2005**	**2004**
Reclassification of construction-in-progress to buildings, machinery and others from	₩ 68,653	₩ 331,829
Reclassification of machinery-in-transit machinery and equipment from	11,683	66,996
Reclassification of current maturities of debentures	844,829	238,740
Reclassification of current maturities of long-term debt	6,146	-
Changes in capital adjustments arising from the equity method of accounting for investments	17,114	35,922
Changes in retained earnings arising from the equity method of accounting for investments	102,084	-

US$600,000,000

LG Electronics

(incorporated in the Republic of Korea with limited liability)

US$600,000,000 5.00% Notes due 2010

The US$600,000,000 5.00% Notes due 2010 (the "**Notes**") of LG Electronics Inc. ("**LG Electronics**" or the "**Company**") will bear interest at the rate of 5.00% per year. Interest on the Notes will be payable semi-annually in arrears on June 17 and December 17 of each year, commencing December 17, 2005 until redemption or maturity. The Notes will mature on June 17, 2010. The Company may not redeem the Notes in whole or in part prior to maturity except upon the occurrence of certain events related to Korean taxation as described herein. The Notes will be issued only in registered form in denominations of US$1,000 and integral multiples of US$1,000 in excess thereof.

Approval in principle has been granted for the listing of the Notes on the Singapore Exchange Securities Trading Limited (the "**Singapore Stock Exchange**"). The Singapore Stock Exchange assumes no responsibility for the correctness of any statements made, opinions expressed or reports contained herein. Admission of the Notes to the Official List of the Singapore Stock Exchange is not to be taken as an indication of the merits of the Company or the Notes. The Notes will be rated Baa3 by Moody's Investors Service ("**Moody's**") and BBB- by Standard & Poor's Rating Services, a division of the McGraw-Hill Companies, Inc. ("**S&P**"). Such ratings do not constitute a recommendation to buy, sell or hold the Notes and may be subject to revision or withdrawal at any time by such rating organizations.

The Notes initially offered and sold outside the United States in reliance on Regulation S ("**Regulation S**") under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") (the "**Unrestricted Notes**"), will be represented by one or more unrestricted global notes (the "**Unrestricted Global Notes**"). Notes initially offered and sold in the United States to qualified institutional buyers ("**QIBs**") (as defined in Rule 144A ("**Rule 144A**") under the Securities Act) in reliance on Rule 144A (the "**Restricted Notes**") will bear the Securities Act Legend (as defined herein) and will be represented by a restricted global note (the "**Restricted Global Note**," and together with the Unrestricted Global Note(s), the "**Global Notes**"). The Global Notes will be deposited with a custodian for, and registered in the name of, a nominee of the Depository Trust Company ("**DTC**"). Except as described herein, interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants, including Euroclear Bank S.A./N.V. as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**") and their accountholders. Definitive certificates in respect of beneficial interests in the Unrestricted Global Note and the Restricted Global Note will not be issued except as described herein.

Investing in the Notes involves risks. See "Risk Factors" beginning on page 14.

ISSUE PRICE

99.494% per Note

Delivery of the Notes in book-entry form will be made on or about June 17, 2005.

The Notes have not been and will not be registered under the Securities Act. The Notes may not be offered or sold within the United States except to QIBs in reliance on the exemption from registration provided by Rule 144A and to persons in offshore transactions in reliance on Regulation S. Prospective purchasers are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Joint Bookrunners and Joint Lead Managers

Citigroup **Credit Suisse First Boston** **Korea Development Bank** **Lehman Brothers**

The date of this offering circular is June 10, 2005

TABLE OF CONTENTS

You should rely only on the information contained in this offering circular. The Company has not authorized anyone to provide you with information that is different. This offering circular may only be used where it is legal to sell the Notes. You should not assume that the information in this offering circular is accurate as of any date other than the date at the front of this offering circular.

IN CONNECTION WITH THIS OFFERING, CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED OR ANY PERSON ACTING FOR OR ON BEHALF OF CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED, TO THE EXTENT PERMITTED BY APPLICABLE LAWS AND REGULATIONS, MAY OVERALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD OF TIME AFTER THE ISSUE DATE. HOWEVER, THERE MAY BE NO OBLIGATION ON CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED OR ITS AGENT TO DO THIS. SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD. SEE "PLAN OF DISTRIBUTION."

The Company, having made all reasonable inquiries, confirms that this offering circular contains all information with respect to the Company and the Notes which is material in the context of the issue and offering of the Notes, that the information contained in this offering circular is true and accurate in all material respects and is not misleading in any material respect, that the opinions and intentions expressed in this offering circular are honestly held and have been reached after considering all relevant circumstances and are based on reasonable assumptions, and that there are no other facts, the omission of which would, in the context of the issue and offering of the Notes, make this offering circular as a whole or any information or the expression of any opinions or intentions expressed in this offering circular misleading in any material respect. The Company accepts responsibility accordingly. Information provided in this offering circular with respect to Korea and its political status and economy has been derived from information published by the Korean government and other public sources, and the Company accepts responsibility only for the accurate extraction of information from such sources.

In making an investment decision, prospective investors must rely on their own examination of the Company and the terms of the offering of the Notes, including the merits and risks involved. The Company is not making any representation to any purchaser of the Notes regarding the legality of an investment in the Notes by such purchaser under any laws or regulations. The contents of this offering circular should not be construed as providing legal, business, accounting or tax advice.

No person is authorized in connection with any offering of the Notes to give any information or make any representation other than as contained in this offering circular and, if given or made, that information or representation must not be relied upon as having been authorized by the Company or by the Initial Purchasers (as defined in "Plan of Distribution"). This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any Notes by any person except in compliance with all applicable laws and regulations. No representation or warranty, express or implied, is made by the Initial Purchasers or any of their affiliates or advisers as to the accuracy or completeness of the information contained in this offering circular, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by the Initial Purchasers or their affiliates or advisers. The Company has furnished the information contained in this offering circular. The Initial Purchasers assume no responsibility for the accuracy or completeness of any such information. Neither the delivery of this offering circular nor any sale made in connection with this offering circular shall under any circumstances imply that the information in this offering circular is correct as of any date subsequent to the date of this offering circular or constitute a representation that there has been no change or development reasonably likely to involve a material adverse change in the Company's affairs since the date of this offering circular.

The distribution of this offering circular and the offering of the Notes in certain jurisdictions may be restricted by law. This offering circular may not be used for or in connection with any offer to, or solicitation by, anyone in any jurisdiction in which it is unlawful to make such an offer or solicitation. Persons into whose possession this offering circular may come are required by the Company and the Initial Purchasers to inform themselves about and to observe the relevant restrictions. No action is being taken in any jurisdiction to permit an offering to the general public of the Notes or the distribution of this offering circular in any jurisdiction where action would be required for those purposes.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER CHAPTER 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

CERTAIN DEFINED TERMS AND CONVENTIONS

All references to the "**Company**" or "**LG Electronics**" herein are references to LG Electronics Inc. and, unless the context otherwise requires, its subsidiaries. All references to "**LGE**" herein are references to LG Electronics Inc. and, unless the context otherwise requires, its subsidiaries excluding LG.Philips LCD Co., Ltd. ("**LG.Philips LCD**"), LG Micron Ltd. ("**LG Micron**"), LG Innotek Co., Ltd. ("**LG Innotek**"), Hi Plaza Inc. ("**Hi Plaza**"), Stic Ventures Co., Ltd. and Hi Business Logistics. Unless otherwise specified or the context requires otherwise, such references for periods prior to the Demerger (as defined herein) are to Old LGE (as defined in "Summary—The Company"). All references to "**LG Group**" are references to a group of 38 member companies, including the Company, which include companies in the chemical, electronics, telecommunications and services industries. LG Group is not a legal entity but rather a reference to a group of such member companies for the purposes of the Monopoly Regulation and Fair Trade Law, as amended (the "**Fair Trade Law**") of Korea. All references to "**Korea**" or the "**Republic**" herein are references to the Republic of Korea. All references to the "**Government**" herein are references to the government of the Republic of Korea. All references to "**U.S.**" and "**United States**" herein are references to the United States of America. All references to "**EU**" herein are references to the European Union. All references to "**CIS**" herein are references to The Commonwealth of Independent States, which includes, among other countries, Russia, Kazakhstan and Ukraine.

Unless expressly stated otherwise, all financial data included in this offering circular are presented on a consolidated basis in accordance with generally accepted accounting principles in Korea ("**Korean GAAP**").

The Company's financial statements for the years ended December 31, 2002, 2003 and 2004 are audited and presented on both a consolidated and non-consolidated basis. The Company's financial statements for the three months ended March 31, 2004 and 2005 are unaudited and are presented on a non-consolidated basis. As described in "Summary—The Company," the Company's business was operated by Old LGE until April 1, 2002. On April 2, 2002, the Company was established as a result of the spinoff of Old LGE's electronics business (the "**Demerger**"). The financial statements for the year ended December 31, 2002 combine "carve-out" financial statements for the three months ended March 31, 2002, which were prepared as if the Company had operated the electronics business of Old LGE as a separate entity in such period, and the actual historical financial statements of the Company for the nine months ended December 31, 2002. The audited consolidated and non-consolidated financial statements for the years ended December 31, 2003 and 2004 have been prepared on an actual historical basis. For more information regarding the Company's carve-out financial statements, see note 2 of the notes to the consolidated financial statements and note 2 of the notes to the non-consolidated financial statements for

2002, 2003 and 2004. As part of the preparation of the carve-out accounts, certain consolidated information that is included in the audited financial statements for the years ended December 31, 2003 and 2004 was not included in the financial statements for the year ended December 31, 2002, including sales and operating profit information for the Company's business segments.

All references to "**Won**" or "**₩**" in this offering circular are to the currency of Korea, all references to "**Dollars**," "**$**" or "**US$**" are to the currency of the United States of America, all references to "**Yen**," "**JP¥**" or "**¥**" are to the currency of Japan, all references to "**RMB**" are to the currency of the People's Republic of China, all references to "**BRL**" are to the currency of Brazil, all references to "**AUD**" are to the currency of Australia, all references to "**CAD**" are to the currency of Canada and all references to "**Euro**," "**EUR**" or "**€**" are to the currency of the EU. Unless otherwise stated, all translations of Won amounts into Dollar amounts in this offering circular were made at the market exchange rate, announced by Seoul Monetary Brokerage Services, Ltd. (and its predecessors) in Seoul, between Dollars and Won (the "**Market Exchange Rate**"). Unless otherwise stated, the translations of Won amounts into Dollar amounts in this offering circular were made at the Market Exchange Rate in effect on December 31, 2004, which was Won 1,043.8 to US$1.00. The translations of Euro amounts into Dollars in this offering circular were made at an exchange rate of €0.73877 to US$1.00 and translations of Euro amounts into Won in this offering circular were made at an exchange rate of ₩1,400.9 to €1.00, the exchange rate in effect on December 31, 2004. No representation is made that the Won, Euro or Dollar amounts referred to herein could have been or could be converted into Dollars, Euro or Won, as the case may be, at any particular rate or at all. See "Exchange Rates" for further information regarding the rates of exchange between the Won and the Dollar. On June 10, 2005, the Market Exchange Rate was Won 1,005 to US$1.00.

In this offering circular, where information has been presented in thousands or millions of units, amounts may have been rounded up or down. Accordingly, the total of columns or rows of numbers in tables may not be equal to the apparent total of the individual items and actual numbers may differ from those contained herein due to rounding.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation incorporated with limited liability under the laws of Korea. All of the directors and officers of the Company and certain other persons named in this offering circular reside in Korea, and all or a significant portion of the assets of the directors and officers and certain other persons named in this offering circular and a significant portion of the assets of the Company are located in Korea. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or against the Company in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

FORWARD-LOOKING STATEMENTS

This offering circular contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about the Company and its industries. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "intend," "project," "should," "view" and similar expressions. Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning the Company's market position, future operations, margins, profitability, liquidity and capital resources. The Company cautions investors that reliance on any forward-looking statement involves risks and uncertainties, and that, although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed elsewhere in this offering circular. See "Risk Factors" beginning on page 14 of this offering circular. In light of these and other uncertainties, investors should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

INDUSTRY AND MARKET DATA

Information regarding market position, growth rates and other industry data pertaining to the Company's business contained in this offering circular consists of estimates based on data reports compiled by DisplaySearch, Techno System Research, Fuji Keizai Co., Ltd. and Strategy Analytics Ltd., on data from other external sources and on the Company's knowledge of its markets. This data is subject to change and cannot be verified with complete certainty due to limits on the availability and reliability of the raw data and other limitations and uncertainties inherent in any statistical survey. In many cases, there is no readily available external information (whether from trade associations, government bodies or other organisations) to validate market-related analyses and estimates, so the Company relies on internally developed estimates. While the Company has compiled, extracted and reproduced market or other industry data from external sources, including third parties or industry or general publications, neither the Company nor the Initial Purchasers have independently verified that data and neither the Company nor the Initial Purchasers make any representation regarding the accuracy of such data. DisplaySearch, Techno System Research, Fuji Keizai Co., Ltd. and Strategy Analytics Ltd. have consented to the inclusion of data produced by such entities in this offering circular but none of them prepared any data specifically for this offering circular. Similarly, while the Company believes its internal estimates to be reasonable, such estimates have not been verified by any independent sources and neither the Company nor the Initial Purchasers can assure potential investors as to their accuracy.

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SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this offering circular.

The Company

The Company is a leading international brand-name manufacturer of consumer electronics products and components and is one of Korea's largest exporters of such products. The Company produces and sells a broad range of consumer electronics and electronics related products, including televisions ("**TVs**"), monitors, digital versatile disc ("**DVD**") players and recorders, optical disk drives, audio and video ("**A/V**") equipment, and home appliances, as well as information technology ("**IT**") and communication products, including mobile handsets, other telecommunications systems and equipment, and personal computers ("**PCs**"). In addition, LG.Philips LCD, in which the Company holds a 44.6% interest and which is treated as a consolidated subsidiary of the Company under Korean GAAP, produces and sells thin film transistor liquid crystal display ("**TFT-LCD**") panels. See "Business—Investments and Subsidiaries—LG.Philips LCD."

The Company's business was operated by LG Electronics Inc. ("**Old LGE**") until April 1, 2002. On April 2, 2002, the Company was established as a result of the Demerger. The Company's activities are currently organized into four business segments divided along industry lines as follows:

- Digital Display, which produces a broad range of digital display products such as TVs, monitors and plasma display panels ("**PDPs**");
- Digital Media, which produces a broad range of digital media products such as optical storage devices, A/V equipment and PCs;
- Digital Appliance, which produces a broad range of household appliances such as air conditioners, refrigerators, washing machines and microwave ovens; and
- Mobile Communication, which produces a broad range of mobile handsets, telecommunication equipment and printed circuit boards ("**PCBs**").

The following illustrates the organization of the Company's business segments and their respective principal divisions and its consolidated subsidiary, LG.Philips LCD:



LG Electronics
Digital Display
· Digital and Analog TVs
· PDPs
· Monitors
Digital Media
· Optical Storage
· A/V Products
· PCs
Digital Appliance
· Air Conditioners
· Refrigerators
· Washing Machines
· Cooking Appliances
Mobile Communication
· Mobile Handsets
· Telecom Systems
· PCBs
LG. Philips LCD
· TFT-LCD Panels

The Company's primary strategic objective is to further develop its leading position in the businesses in which it operates. The Company's vision is to rank among the world's top three producers of consumer electronics, IT products and telecommunication equipment and systems by 2010. The Company's strategy for

implementing its vision is to further build its brand globally and expand its market share in its target markets while increasing profits and investing in a balanced portfolio of core product groups to secure future growth. Key components of this strategy include:

- *Further enhancing global brand recognition.* One of the Company's objectives has been to focus on the manufacture and development of products which provide higher margins due to their unique or advanced features ("**high end**" products). The Company believes that these high end products are the key to enhancing brand image and awareness and sales, particularly in North America and Western Europe. An expanded presence in these developed markets is expected to complement the Company's existing strength in emerging markets such as Southeast Asia, China, India, Latin America, Eastern Europe and the CIS.

- *Continuing to invest in core competencies for growth.* The Company has made strong commitments both in terms of personnel and capital to its research and development and product design operations. The Company believes that the development of new and advanced technologies as well as design concepts that reflect global consumer trends is the key to maintaining its competitiveness and continuing to evolve as a leading player in the markets in which it operates.

- *Optimizing product mix to achieve both growth and stability.* The Company seeks to manage its portfolio of businesses to achieve a profitable balance between current products that generate stable cash flows and new technologies and products that will increase operating margins and future cash flows. In order to improve profitability, the Company has also been seeking to reduce production costs.

- *Continuing to strengthen its financial profile.* Complementing the Company's objective of increasing earnings is its commitment to reducing its leverage levels and strengthening its balance sheet. The Company will also seek to reduce its reliance on short-term debt instruments and, commensurate with its improved credit position, refinance existing indebtedness on more favorable terms.

For the year ended December 31, 2004, on a consolidated basis, the Company's total sales amounted to Won 43,249 billion (US$41,434 million), of which Won 37,349 billion (US$35,782 million) were overseas sales and Won 5,900 billion (US$5,652 million) were domestic sales, compared to total sales in 2003 of Won 35,595 billion, consisting of Won 29,555 billion in overseas sales and Won 6,040 billion in domestic sales. The Company's consolidated net income amounted to Won 1,609 billion (US$1,541 million) in 2004, compared to Won 705 billion in 2003. As of December 31, 2004, the Company had consolidated total assets of Won 29,917 billion (US$28,662 million) and total shareholders' equity of Won 8,735 billion (US$8,368 million), compared to Won 24,058 billion and Won 5,230 billion, respectively, as of December 31, 2003. In 2004, on a consolidated basis, the Company had capital expenditures of Won 5,724 billion (US$5,484 million) and research and development expenses of Won 1,543 billion (US$1,478 million), compared to Won 3,280 billion and Won 1,096 billion, respectively, in 2003.

Recent Developments

The non-consolidated financial information set forth below has been derived from the Company's non-consolidated interim financial statements as of March 31, 2005, and for the three month periods ended March 31, 2005 and 2004 included in this offering circular. The Company's non-consolidated interim financial statements have been reviewed but not audited by Samil PricewaterhouseCoopers, the Company's independent certified public accountants.

The Company's non-consolidated financial information is prepared in accordance with Korean GAAP, which differs in significant respects from U.S. GAAP. See "Summary of Certain Differences Between Korean GAAP and U.S. GAAP." The financial information below is non-consolidated and therefore reflects the results of operations of the Company's subsidiaries and equity method investees under the equity method of accounting. As a result, this information is not comparable with the other financial information presented in this offering circular. See note 1 of the notes to the consolidated financial statements for 2002, 2003 and 2004 for a list of the Company's subsidiaries that were included in the Company's consolidated financial statements for the last three years. The Company's non-consolidated sales accounted for between approximately 56.6% to 63.4% of the Company's consolidated sales in the last three years. The Company currently does not expect that this ratio will be materially different for 2005. However, the Company can give no assurance as to what the actual ratios will be. In addition, results of operations for the first three months of 2005 may not be indicative of the results of operations for the full year.

While gross profit increased by 5.1% to Won 1,496 billion, the Company's net income decreased by 85.8% to Won 83 billion on sales of Won 5,959 billion in the three months ended March 31, 2005, which represented a 0.6% decrease from sales of Won 5,996 billion in the corresponding period of 2004. The reduction in net income was principally due to losses incurred by equity method investees, particularly LG.Philips LCD, which experienced a sharp decline in net income in the first quarter of 2005, and the significant appreciation of the Won against the Dollar, which adversely affected all of the Company's business segments, as well as an increase in marketing and research and development expenses.

The following tables set forth selected financial data for the Company on a non-consolidated basis as of and for the three months ended March 31, 2005 and 2004.

	Three Months Ended March 31,	
	2004	**2005**
	(in billions of Won) (unaudited)	
Income Statement Data:		
Sales	₩5,996	₩5,959
Overseas sales	4,720	4,657
Domestic sales	1,276	1,302
Cost of sales	4,574	4,463
Selling and administrative expenses	1,016	1,216
Operating income	407	280
Non-operating income (expense), net	326	(203)
Income before income tax	732	77
Income tax expense (benefit)	148	(7)
Net income	585	83

	As of December 31, 2004	As of March 31, 2005
	(in billions of Won) (unaudited)	
Balance Sheet Data:[1][2]		
Cash and cash equivalents	₩ 648	₩ 1,088
Property, plant and equipment, net of accumulated depreciation	3,630	3,704
Total assets	13,234	13,563
Short-term debt	210	125
Current maturities of long-term debt	647	842
Debentures and Long-term debt, net of current maturities	2,880	2,764
Total liabilities	8,218	8,841
Shareholders' equity	5,016	4,721

	Three Months Ended March 31,	
	2004	2005
	(in billions of Won) (unaudited)	
Other Data:		
Capital expenditures	₩242	₩261
R&D expenditures[3]	217	316
Depreciation and amortization	156	225
Amortization of deferred R&D costs[4]	13	10
Cash flow from operations	109	705

(1) For information regarding guarantees by, and other contingent liabilities of, the Company as of March 31, 2005, see note 17 of the notes to the non-consolidated interim financial statements.

(2) For information regarding derivative contracts entered into by the Company as of March 31, 2005, see note 17 of the notes to the non-consolidated interim financial statements.

(3) Comprises research and development expenditures included for the year indicated in cost of sales and selling and administrative expenses as well as development costs that are incurred and capitalized as intangible assets. For more information regarding research and development expenditures, see notes 2 and 13 of the notes to the non-consolidated interim financial statements.

(4) As permitted under Korean GAAP, a portion of the Company's research and development expenditures are deferred and amortized over a period of five years. For more information regarding amortization of deferred research and development costs, see note 13 of notes to the non-consolidated interim financial statements.

Prior to January 1, 2005, the Company's non-consolidated business had been organized into three business segments, which consisted of Digital Display & Media, Digital Appliance and Mobile Communication. On January 1, 2005, the Company reorganized its non-consolidated business into four business segments by dividing the Digital Display & Media business into two business segments, the Digital Display business segment and the Digital Media business segment, in order to maximize the Company's ability to focus on these growing businesses. In addition, the Company moved the PCB division from the Digital Display & Digital Media business segment to the Mobile Communication business segment. This section is discussed based on the Company's new business organization.

Results of Operations

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

Sales

The Company's sales in the three months ended March 31, 2005 amounted to Won 5,959 billion, representing a decrease of 0.6% from sales in the corresponding period of 2004 of Won 5,996 billion. The Digital Display business segment's sales decreased by 2.0% to Won 1,253 billion in the three months ended March 31, 2005 from Won 1,278 billion in the corresponding period in 2004 due principally to the appreciation of the Won against the Dollar, offset in part by increased sales of PDPs due to increased demand. The Digital Media business segment's sales decreased by 18.8% to Won 846 billion in the three months ended March 31, 2005 from Won 1,042 billion in the corresponding period in 2004 due principally to the transfer of optical storage and A/V production facilities to overseas affiliates, the sales of which are not reflected in the Company's non-consolidated results, and the erosion of prices for DVD players and recorders. The Digital Appliance business segment's sales decreased by 5.5% to Won 1,669 billion in the three months ended March 31, 2005 from Won 1,766 billion in the corresponding period in 2004 due principally to the appreciation of the Won and the transfer of certain production facilities to overseas affiliates, the sales of which are not reflected in the Company's non-consolidated results; however, this decline was mitigated by increased sales of high end refrigerators in Europe and increased sales of air conditioners due to special promotions in the domestic market. The Mobile Communication business segment's sales increased by 20.1% to Won 2,155 billion in the three months ended March 31, 2005 from Won 1,789 billion in the corresponding period in 2004, due principally to increased sales of Global System for Mobile ("**GSM**") mobile handsets and GSM IMT 2000 ("**W-CDMA**") mobile handsets; however, the increase was offset in part by decreased sales of Code Division Multiple Access ("**CDMA**") mobile handsets.

Overseas sales, which constituted 78.2% of the Company's sales in the three months ended March 31, 2005, decreased by 1.3% to Won 4,657 billion from Won 4,720 billion in the corresponding period of 2004. Domestic sales, which constituted 21.8% of the Company's sales in the three months ended March 31, 2005, increased by 2.0% to Won 1,302 billion from Won 1,276 billion in the corresponding period of 2004.

Cost of Sales

Cost of sales decreased by 2.4% to Won 4,463 billion in the three months ended March 31, 2005 from Won 4,574 billion in the corresponding period of 2004. As a percentage of sales, cost of sales decreased to 74.9% in the three months ended March 31, 2005 from 76.3% in the corresponding period of 2004. The overall decrease in the Company's cost of sales in the three months ended March 31, 2005 was attributable to internal efforts to reduce costs and the appreciation of the Won, which decreased in Won terms the cost of Dollar-denominated raw materials. This decrease was partially offset by an increase in depreciation costs, resulting from increases in capital expenditures for the addition of PDP production capacity.

Gross Profit (Loss) and Gross Margin

As a result of the cumulative effect of the factors described above, the Company's gross profit in the three months ended March 31, 2005 increased by 5.1% to Won 1,496 billion from Won 1,423 billion in the corresponding period of 2004. Gross margin increased to 25.1% in the three months ended March 31, 2005 from 23.7% in the corresponding period of 2004.

Selling and Administrative Expenses

Selling and administrative expenses increased by 19.7% to Won 1,216 billion in the three months ended March 31, 2005 from Won 1,016 billion in the corresponding period of 2004. The increase in selling and administrative expenses in the three months ended March 31, 2005 was attributable primarily to:

- a 54.9% increase in research and development expenses to Won 285 billion in the three months ended March 31, 2005 from Won 184 billion in the corresponding period of 2004 resulting from an increase in the number of research and development employees and an increase in wage rates for such employees;
- a 41.5% increase in fee expenses to Won 116 billion in the three months ended March 31, 2005 from Won 82 billion in the corresponding period of 2004 resulting from increased commissions to selling agents and fees to consultants of the Company; and
- a 4.7% increase in advertising expenses, including overseas market development expenses, resulting from greater levels of advertising to increase brand awareness and enhance global brand recognition.

Selling and administrative expenses as a percentage of sales increased to 20.4% in the three months ended March 31, 2005 from 16.9% in the corresponding period of 2004.

Operating Income (Loss) and Operating Margin

As a result of the cumulative effect of the factors described above, the Company's operating income decreased by 31.2% to Won 280 billion in the three months ended March 31, 2005 from Won 407 billion in the corresponding period of 2004 and the Company's operating margin decreased to 4.7% in the three months ended March 31, 2005 from 6.8% in the corresponding period of 2004.

Non-operating Income (Expenses)

The Company's total net non-operating expense was Won 203 billion in the three months ended March 31, 2005 as compared to net non-operating income of Won 326 billion in the corresponding period of 2004, primarily due to losses incurred by equity method investees, in particular combined losses of LG.Philips LCD and LG.Philips Displays Holding B.V. ("**LG.Philips Displays**"), of Won 159 billion in the three months ended March 31, 2005 as compared to a gain of Won 313 billion in the corresponding period of 2004.

Net Income (Loss)

As a result of the cumulative effect of the factors described above, the Company's net income decreased by 85.8% to Won 83 billion in the three months ended March 31, 2005 from Won 585 billion in the corresponding period of 2004 and net margin decreased to 1.4% in the three months ended March 31, 2005 from 9.8% in the corresponding period of 2004.

Cash Flow

Net cash provided by the Company's operating activities in the three months ended March 31, 2005 amounted to Won 705 billion and primarily reflected an increase in accounts and notes payable of Won 251 billion, a decrease in inventories of Won 134 billion and net income of Won 83 billion, as adjusted for an add-back of Won 225 billion for depreciation and amortization, which were partially offset by an increase in accounts and notes receivable of Won 66 billion. Net cash provided by the Company's operating activities in the three months ended March 31, 2004 amounted to Won 109 billion and primarily reflected net income of Won 585 billion, as adjusted for an add-back of Won 156 billion for depreciation and amortization, which was partially offset by a decrease in accounts and notes receivable of Won 378 billion, as adjusted for a loss of Won 352 billion due to losses of equity method investees.

Net cash used in the Company's investing activities in the three months ended March 31, 2005 amounted to Won 310 billion and reflected primarily the acquisition of property, plant and equipment, which amounted to Won 261 billion. Net cash used in investing activities in the three months ended March 31, 2004 amounted to Won 401 billion and reflected primarily the acquisition of long-term investment securities of Won 298 billion and acquisition of property, plant and equipment of Won 242 billion.

Net cash used by the Company's financing activities in the three months ended March 31, 2005 amounted to Won 11 billion and consisted primarily of proceeds from long-term debt of Won 95 billion, which was partially offset by payment of short-term borrowings of Won 85 billion. Net cash used by the Company's financing activities in the three months ended March 31, 2004 amounted to Won 171 billion and consisted primarily of proceeds from short-term borrowings of Won 251 billion and proceeds from issuance of debentures of Won 166 billion, which were partially offset by payment of current maturities of long-term debt of Won 229 billion.

The Offering

Terms used in this summary and not otherwise defined shall have the meanings given to them in "Description of the Notes."

Notes	US$600,000,000 5.00% Notes due 2010.
Interest Payment Dates	June 17 and December 17 of each year, commencing December 17, 2005.
Ranking	The Notes will be unsecured and will be the direct, unconditional, unsubordinated and unsecured general obligations of the Company and will rank pari passu among themselves and at least equally with all other outstanding unsecured and unsubordinated general obligations of the Company (subject to certain statutory exceptions under the laws of Korea).
Denomination; Form	The Notes will be denominated in principal amounts of US$1,000 and integral multiples of US$1,000 in excess thereof. Notes sold to QIBs pursuant to Rule 144A and to non-U.S. persons pursuant to Regulation S will be evidenced by separate Global Notes, in fully registered form without coupons, and deposited with a custodian for and registered in the name of a nominee of DTC.
Certain Covenants	The Notes contain certain limitations on the creation, incurrence, issuance or assumption or the guarantee by the Company or any Restricted Subsidiary of certain debt secured by any mortgage, charge, pledge, encumbrance or other security interest on any property or asset of the Company or any Restricted Subsidiary. The Notes also contain certain limitations on sale and leaseback transactions by the Company or any Restricted Subsidiaries. See "Description of the Notes—Certain Covenants."
Optional Tax Redemption	The Company may redeem the Notes, in whole but not in part, at their principal amount plus accrued interest to the date fixed for redemption, if the Company has or would become obligated to pay Additional Amounts in respect of certain Korean taxes imposed in respect of payments of principal of or interest on the Notes. See "Description of the Notes—Optional Tax Redemption."
Rating of the Notes	The Notes will be rated Baa3 by Moody's and BBB- by S&P. Such ratings do not constitute a recommendation to buy, sell or hold the Notes and may be subject to revision or withdrawal at any time by such rating organizations. Each such rating should be evaluated independently of any other rating of the Notes.
Listing and Trading	Approval in principle has been granted for the listing of the Notes on the Singapore Stock Exchange. The Notes will be traded on the Singapore Stock Exchange in a minimum board lot size of US$200,000 for so long as the Notes are listed on the Singapore Stock Exchange.

Further Issues	The Company may from time to time, without the consent of the relevant Holders, create and issue additional notes under the Fiscal Agency Agreement having the same terms and conditions and with the same CUSIP numbers as the Notes in all respects except for issue date and issue price. Additional notes issued will be consolidated with and form a single series with the outstanding Notes.

Summary Financial Information

The following tables present summary audited consolidated and non-consolidated financial data for the Company. The data as of and for the years ended December 31, 2002, 2003 and 2004 are derived from the Company's audited consolidated and non-consolidated financial statements and the notes thereto included elsewhere in this offering circular. The consolidated and non-consolidated financial statements for the year ended December 31, 2002 combine "carve-out" financial statements for the three months ended March 31, 2002, which were prepared as if the Company had operated the electronics business of Old LGE as a separate entity in such period, and the actual historical financial statements for the nine months ended December 31, 2002. The audited consolidated and non-consolidated financial statements for the years ended December 31, 2003 and 2004 have been prepared on an actual historical basis. For more information regarding the Company's carve-out financial statements, see note 2 of the notes to the consolidated financial statements and note 2 of the notes to the non-consolidated financial statements for 2002, 2003 and 2004. These financial statements have been prepared and presented in accordance with Korean GAAP, which differ in significant respects from generally accepted accounting principles in the United States ("**U.S. GAAP**"). For a discussion of these differences, see "Summary of Certain Differences Between Korean GAAP and U.S. GAAP." The summary financial data set forth below should be read in conjunction with the Company's consolidated and non-consolidated financial statements and the notes thereto included in this offering circular together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this offering circular.

Consolidated:

	Year Ended December 31,			
	2002	2003	2004	2004
	(in billions of Won)			(in millions of Dollars)
Income Statement Data:				
Sales	₩29,333	₩35,595	₩43,249	US$41,434
Cost of sales	22,479	26,720	32,416	31,056
Selling and administrative expenses	5,363	6,447	7,542	7,226
Operating income	1,491	2,427	3,291	3,153
Non-operating expense, net	(499)	(965)	(369)	(354)
Income before income tax	992	1,462	2,922	2,799
Income tax	242	223	402	385
Minority interests in (income) loss of consolidated subsidiaries, net	(142)	(534)	(912)	(874)
Net income	608	705	1,609	1,541

	As of December 31,			
	2002	2003	2004	2004
	(in billions of Won)			(in millions of Dollars)
Balance Sheet Data: (At End of Period)(1)(2)				
Cash and cash equivalents	₩ 903	₩ 1,582	₩ 2,716	US$ 2,602
Property, plant and equipment, net of accumulated depreciation	7,393	8,929	12,318	11,801
Total assets	20,068	24,058	29,917	28,662
Short-term debt	3,767	4,185	5,862	5,616
Current maturities of long-term debt and debentures	898	1,526	1,015	972
Long-term debt and debentures, net of current maturities and discounts	3,855	4,219	5,436	5,208
Total liabilities	16,124	18,828	21,183	20,294
Shareholders' equity	3,943	5,230	8,735	8,368

	Year Ended December 31,			
	2002	2003	2004	2004
	(in billions of Won)			(in millions of Dollars)
Other Data:				
Capital expenditures	₩2,050	₩3,280	₩5,724	US$5,484
R&D expenditures(3)	871	1,096	1,543	1,478
Depreciation and amortization	1,663	1,827	2,205	2,112
Amortization of deferred R&D costs(4)	80	76	65	62
Cash flow from operations	2,316	2,641	3,647	3,494

(1) For information regarding guarantees by and other contingent liabilities of the Company and its subsidiaries, see note 17 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

(2) For information regarding derivative contracts entered into by the Company and its subsidiaries, see note 17 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

(3) Comprises research and development expenditures included for the year indicated in cost of sales and selling and administrative expenses as well as development costs that are incurred and capitalized as intangible assets. For more information regarding research and development expenditures, see notes 2 and 10 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

(4) As permitted under Korean GAAP, a portion of the Company's research and development expenditures is deferred and amortized over a period of five years. For more information regarding amortization of deferred research and development costs, see note 10 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

Non-Consolidated:

	Year Ended December 31,			
	2002	2003	2004	2004
	(in billions of Won)			(in millions of Dollars)
Income Statement Data:				
Sales	₩18,603	₩20,177	₩24,659	US$23,624
Overseas sales	11,948	15,383	19,573	18,752
Domestic sales	6,655	4,794	5,086	4,873
Cost of sales	14,254	15,351	18,736	17,950
Selling and administrative expenses	3,321	3,764	4,674	4,478
Operating income	1,028	1,062	1,250	1,198
Non-operating income (expense), net	(372)	(225)	610	584
Income before income tax	656	837	1,860	1,782
Income tax	174	174	314	301
Net income	482	663	1,546	1,481

	As of December 31,			
	2002	2003	2004	2004
	(in billions of Won)			(in millions of Dollars)
Balance Sheet Data: (At End of Period)(1)(2)				
Cash and cash equivalents	₩ 17	₩ 537	₩ 648	US$ 621
Property, plant and equipment, net of accumulated depreciation	2,893	3,123	3,630	3,478
Total assets	10,133	11,277	13,324	12,765
Short-term debt	42	390	210	201
Current maturities of long-term debt and debentures	703	990	647	620
Long-term debt and debentures, net of current maturities and discounts	2,149	2,405	2,880	2,759
Total liabilities	7,128	7,773	8,218	7,873
Shareholders' equity	3,005	3,505	5,016	4,806

	Year Ended December 31,			
	2002	2003	2004	2004
	(in billions of Won)			(in millions of Dollars)
Other Data:				
Capital expenditures	₩ 568	₩ 759	₩ 1,113	US$ 1,066
R&D expenditures(3)	745	799	1,235	1,183
Depreciation and amortization	577	618	667	639
Amortization of deferred R&D costs(4)	67	68	54	52
Cash flow from operations	1,702	906	2,039	1,953

(1) For information regarding guarantees by and other contingent liabilities of the Company, see note 17 of the notes to the non-consolidated financial statements for 2002, 2003 and 2004.

(2) For information regarding derivative contracts entered into by the Company, see note 17 of the notes to the non-consolidated financial statements for 2002, 2003 and 2004.

(3) Comprises research and development expenditures included for the year indicated in cost of sales and selling and administrative expenses as well as development costs that are incurred and capitalized as intangible assets. For more information regarding research and development expenditures, see notes 2 and 13 of the notes to the non-consolidated financial statements for 2002, 2003 and 2004.

(4) As permitted under Korean GAAP, a portion of the Company's research and development expenditures are deferred and amortized over a period of five years. For more information regarding amortization of deferred research and development costs, see note 13 of the notes to the non-consolidated financial statements for 2002, 2003 and 2004.

RISK FACTORS

In evaluating the Company and its business, prospective purchasers of the Notes should carefully consider the following risk factors in addition to the other information presented in this offering circular. The occurrence of any of the following events could have a detrimental effect on the Company and its results of operations. Prospective investors should note that the Company is governed in Korea under a legal and regulatory environment that in some material respects is different from that prevailing in other countries. Additional risks not outlined below or not currently known to the Company or that the Company now deems immaterial may also adversely affect the Company.

Risks Relating to the Company

The Company operates in a highly competitive environment and global competition may push prices to unprofitable levels, which could adversely affect the Company's financial condition.

The industries in which the Company operates are characterized by intense global competition, especially from manufacturers in Asia, as a result of which the Company has experienced strong downward pricing pressure on its product portfolio. Certain of the Company's competitors have greater financial, sales and marketing, manufacturing, research and development or technological resources than the Company and may be able to manufacture products on a larger scale or with greater cost efficiencies than the Company. Furthermore, due to rapid technological advancements, shortened product life cycles and ease of imitation, the Company and its competitors may not be able to take significant advantage of the higher selling prices typically associated with new products and technologies.

In addition, the production of certain consumer electronics components, such as cathode ray tubes ("**CRTs**"), plasma displays and TFT-LCDs for monitors and TVs, which are manufactured by the Company and its subsidiaries, carries high fixed costs that do not vary with output levels. As a result, manufacturers of such components must maintain a minimum sales volume to adequately cover such fixed costs. During periods of declining demand for these components, market prices tend to fall. If the Company and its subsidiaries are unable to effectively anticipate and counter price erosion of its products and components, or if the Company and its subsidiaries are unable to reduce their fixed costs, the Company's financial condition will be adversely affected.

The Company's ability to compete successfully also depends on factors both within and outside its control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure in marketing its brand and products, component and raw material supply costs, and general economic and industry conditions. The Company cannot provide assurance that it will be able to compete successfully with its competitors on these fronts and, as a result, the Company may be unable to sustain its current market position.

Economic trends in the Company's major markets may negatively affect the Company's sales and profitability.

Purchases of the Company's products are to a significant extent discretionary. Economic downturns and declines in consumption in the Company's major markets, including Korea, the United States, China and Europe, may thus adversely affect the Company's results of operations. For example, the economic downturn in Korea during certain periods in 2003 and 2004 negatively affected consumer confidence and household spending, as well as business spending, and, if such a downturn recurs, could continue to adversely affect the results and performance of the Company.

The Company has established subsidiaries in more than 40 countries. A decrease in prices and demand in the markets in which the Company sells its products and services could result in further pressure on its profit margins, which could adversely affect the Company's financial results.

The Company's results of operations may be adversely affected by exchange rate fluctuations.

In 2004, approximately 86% of the Company's sales were to overseas markets. A significant portion of overseas sales in 2004 were in Dollars, Euros and Yen; however, a large portion of the Company's expenses are denominated in Won and Yen and only a relatively small portion were denominated in Dollars. There has been considerable volatility in foreign exchange rates in recent years, including the rate between the Won and the Dollar. To the extent that the Company incurs costs in one currency and makes sales in another, its profit margins may be affected by changes in the exchange rates between the two currencies. Changes in exchange rates can affect the Won value of sales proceeds and operating and non-operating costs of products that are denominated in foreign currencies. Due to the competitive pressures in the industries in which the Company operates, the Company may not be able to increase the prices of its products to adjust fully for the negative effects of exchange rate movements. Exchange rate fluctuations can also affect the Won value of the Company's equity investments and monetary assets and liabilities denominated in foreign currencies.

In recent months, the Won has appreciated significantly against the value of the Dollar. See "Exchange Rates." Appreciation of the Won may materially affect the results of the Company's operations because, among other things, it reduces the Won value of the Company's export sales, which are primarily denominated in Dollars. The appreciation of the Won could, however, create foreign exchange translation gains because a significant amount of the Company's debt is denominated in Dollars.

Ongoing plant relocation initiatives are likely to continue to increase the proportion of the Company's expenses that are incurred in emerging market currencies. Accordingly, an unhedged increase in the value of emerging market currencies would increase the Company's manufacturing costs and adversely impact its profitability.

Although the Company's general policy is to hedge against these currency transaction risks on a monthly basis, the Company cannot provide any assurance that it will be able to effectively manage these risks. Volatility in currency exchange rates may lead to losses, which could have a material adverse effect on the Company's financial condition and results of operations.

The financial condition of the Company may be adversely affected if it cannot introduce new products to adapt to rapidly evolving customer needs and advancements in technology.

The Company's success depends greatly on its ability to anticipate and respond to emerging consumer demands on a timely basis. Any delay in the development of commercially successful products with reliable quality and advanced features may adversely affect the Company's business. In addition, advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to certain products becoming less competitive in the marketplace, or even obsolete. The Company expects that improvements in digitalization and the convergence of TV, telecommunications and PCs will increase the pace and importance of technological advancement in this industry.

As a result, the Company has and will continue to make significant expenditures for the development and marketing of new products and services. These investments might be made in unproven technologies or for products with no proven markets and may therefore yield limited returns. The Company cannot provide any assurance that it will be able to continue to successfully develop new products through its research and development efforts or by obtaining technology licenses or that it will keep pace with technological changes in the marketplace.

The TFT-LCD industry is subject to cyclical fluctuations, including recurring periods of capacity increases and pricing declines, that may adversely affect the Company's operating results.

TFT-LCD manufacturers are vulnerable to cyclical market conditions. Intense competition and demand growth expectations may result in panel manufacturers investing in manufacturing capacity on similar schedules,

resulting in surges in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, oversupply can cause and has caused strong downward pricing pressure, resulting in sharp declines in gross margins. Conversely, demand surges and insufficient supplies can lead to price increases.

While LG.Philips LCD's operating margins have increased from 7.9% in 2002 to 18.1% in 2003 and 20.3% in 2004, operating margins in the three months ended March 31, 2005 declined to negative 9.2%. No assurance can be provided that further declines can be avoided. Principal factors affecting LG.Philips LCD's operating margins include its ability to maintain or increase unit sales volume and market share, minimize the impact of fluctuations in prices, foreign exchange rates and the supply and demand for principal components and raw materials, reduce unit manufacturing costs and introduce new products with higher margins in a timely manner. Continued capacity expansion in the TFT-LCD industry is anticipated due to the scheduled ramp up of new fabrication facilities, and any large increases in capacity to which such ramp up could lead may drive down the average selling prices of panels, thereby affecting operating margins. Any decline in prices may be compounded by seasonal weakening in demand growth for PC and other consumer electronics products. Due in large part to the factors described above, panel prices continued to decrease in the three months ended March 31, 2005, contributing to a decrease in sales and operating margins for LG.Philips LCD from the same period in 2004. No assurance can be provided that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on LG.Philips LCD's business, financial condition and results of operations, and consequently, on the Company's financial condition.

The Company depends on a limited number of third party suppliers for key raw materials, components and manufacturing equipment, and any disruption in their supply or significant increase in their prices will negatively affect the Company's business.

The Company's business operations depend on obtaining adequate supplies of suitable quality raw materials (including steel plates, resin and copper) and components on a timely basis. As a result, it is important for the Company to control its component and raw material costs and reduce the effects of price fluctuations and availability. In general, the Company sources most of its raw materials from two or three local suppliers for each key component. Temporary shortages of some or all of these components or raw materials have occurred in the past and may occur in the future. The Company's results of operations would be adversely affected if the Company were unable to obtain adequate supplies of high quality raw materials or components in a timely manner or make alternative arrangements for such supplies, or if there were significant increases in the costs of raw materials or components that it could not pass on to its customers.

In addition, the Company has purchased, and expects to continue to purchase, a substantial portion of its equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. Shortages of equipment, delays in the delivery of equipment, or the delivery of equipment that does not meet the Company's specifications, could result in a delay in bringing products to market, which consequently could result in loss of market share and revenues.

The Company depends on certain key products for a significant portion of its revenues and any decrease in consumer demand for such products could have a material adverse effect on the Company's financial condition.

A substantial portion of the Company's sales are derived from customers who purchase optical storage devices, high end home appliances with internet enabled features, air conditioners and mobile handsets. Such products typically have higher profit margins than other consumer electronics products manufactured and sold by the Company. A major part of the Company's business strategy is to increase the number of high end products it offers and sells. However, the sales of high end products may be more vulnerable to economic fluctuations than other products. Any decrease in consumer demand for these products would have an adverse effect on the Company's financial condition and results of operations.

The alliances with, and strategic investments in, third parties undertaken by the Company may not produce successful results.

The Company carries out many activities with other companies such as alliances, joint ventures and strategic investments, including investments in venture companies. However, because results from these activities are largely dependent on industry trends as well as the financial condition and performance of partner companies, weak trends or disappointing performance of such partners may adversely affect the success of these activities. In addition, the success of these activities may be adversely affected by the inability of the Company and its partners to successfully define and reach their common objectives. Although the Company strives to avoid business duplication among its group subsidiaries, by entering into alliances, joint ventures and strategic investments, business overlaps and inefficiencies may arise. In addition, the Company may face conflicts of interests, loss of control over cash flows and loss of proprietary technologies by participating in alliances and joint ventures.

In 2001, the Company and Koninklijke Philips Electronics N.V. ("**Philips**") merged their respective CRT businesses into a joint venture company named LG.Philips Displays. LG.Philips Displays recorded a loss of US$532 million in 2002 and US$872 million in 2003, mostly due to restructuring charges that it was forced to take because consumer demand for traditional CRT displays continued to decline in the face of increasing demand for new flat panel displays using plasma display and TFT-LCD technologies. In June 2004, LG.Philips Displays negotiated a refinancing package with its lenders to restructure its US$2 billion revolving and term credit facilities. LG.Philips Displays' parent companies, the Company and Philips, each provided an equity contribution of US$250 million and a guarantee of US$50 million as security for principal, interest and fees payable by LG.Philips Displays, with a simultaneous release of pre-existing US$200 million guarantees by each of the Company and Philips. In 2004, LG.Philips Displays recorded a loss of US$171 million. While the Company does not plan to provide any further financial support to LG.Philips Displays, no assurance can be provided that similar losses, writedowns, equity contributions and guarantees may not occur in the future.

The Company relies on third-party distributors and retailers to sell certain of its products.

In addition to the Company's own distribution network, the Company offers its products through a variety of third-party distributors and retailers. Certain of these distributors market products that compete with the Company's products. The Company is particularly reliant on telecommunications carriers for the distribution of its mobile handsets. The loss or termination of the Company's contracts with one or more of its distributors or the failure of one or more of the Company's distributors to effectively promote the Company's products could affect the Company's ability to bring its products to market. Changes in the financial or business condition of these distributors and retailers could also adversely affect the Company's business.

The Company will have significant capital requirements in connection with its business strategy and if capital resources are not available, the Company may not be able to implement its strategy and future plans.

The Company estimates that it will incur significant expenditures in connection with its strategy to expand into new geographic markets, increase global brand awareness and introduce new products. In addition, the Company is considering relocating some of its production facilities to emerging markets, such as China and India, in order to take advantage of cheaper production costs. During the three year period from 2002 through 2004, for example, the Company established nine direct and indirect subsidiaries in China for the manufacture of PCs, PDPs, TFT-LCDs, recording media products and mobile handsets and for the research and development of consumer electronics products. In the event of adverse market conditions, or if the Company's actual expenditures far exceed its planned expenditures, the Company's external financing activities combined with its internal sources of liquidity may not be sufficient to effect its current and future operational plans.

To satisfy its liquidity and other funding requirements, the Company may need to issue additional equity or debt securities in the domestic or international capital markets or incur additional bank borrowings. The ability of

the Company to rely on these sources of funding will depend on its financial position, the liquidity of the Korean and international capital markets and the Korean government's policies regarding Won and foreign currency borrowings. In addition, commercial banks in Korea are required by law to limit their lending to any one borrower or to any single group of companies that are subject to the Fair Trade Law to no more than 20% or 25%, respectively, of the lending bank's shareholders' equity. The Company belongs to the LG Group, which is subject to this limitation on lending.

The failure to obtain sufficient financing on commercially reasonable terms could delay or derail the Company's ability to pursue its business strategy, which could materially and adversely affect its business and results of operations.

The Company needs to observe certain financial and other covenants under the terms of its debt instruments, the failure to comply with which would put the Company in default under those instruments.

The Company has outstanding loans and has issued floating rate notes and fixed rate corporate debentures, which contain financial and other covenants with which the Company is required to comply. The documentation for such debt may contain, among other provisions, negative pledges, which restrict the Company's ability to raise future debt financing on a secured basis, as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to the Company's existing or future indebtedness, or if any material part of the Company's indebtedness or the indebtedness of its subsidiaries is declared payable before the stated maturity date. If the Company breaches its financial or other covenants, to the extent it is not able to receive waivers for such breaches or repay the relevant debt, the Company's financial condition would be adversely affected.

The Company may experience losses on inventories.

Frequent new product introductions in the consumer electronics industry can result in a decline in the average selling prices of many of the Company's products and the obsolescence of its existing inventory. This can result in a decrease in the stated value of the Company's inventory. The Company's policy is to establish a provision for inventory loss based on its judgment of the market value of such inventories and the number of months that the inventory items remain unsold.

The Company manages its inventory based on rolling forecasts. Although quarterly adjustments are made based on market conditions, unexpected decreases in firm orders or subsequent changes to placed orders, may have an adverse effect on inventory management, which could have an adverse effect on the Company's financial condition and results of operations.

The Company has a significant amount of debt on a consolidated basis and a substantial portion of such debt is due to mature in 2006 and 2007.

As of December 31, 2004, the Company's total liabilities substantially exceeded total shareholders' equity on a consolidated basis and, as of such date, the Company had Won 12,313 billion of outstanding short-term and long-term debt. The Company expects that it will continue to have a significant amount of debt on a consolidated basis. As of December 31, 2004, Won 1,015 billion, or approximately 15.7% of the Company's Won 6,451 billion of long-term debt (including the current portion thereof) on a consolidated basis, was scheduled to mature in 2005; Won 2,302 billion, or approximately 42% of the Company's long-term debt on a consolidated basis, was scheduled to mature in 2006; and Won 1,594 billion, or approximately 29% of the Company's long-term debt on a consolidated basis, was scheduled to mature in 2007. If the Company is not able to repay or refinance such debts as they mature on reasonable terms, or at all, its financial condition and ability to make payments under the Notes will be materially and adversely affected.

The Company's consolidated subsidiary, LG.Philips LCD, has significant capital expenditure requirements that it often funds through debt financing. LG.Philips LCD recently issued US$475 million of zero coupon convertible bonds and Won 400 billion of fixed rate bonds and may incur significant amounts of debt in the future. Although LG.Philips LCD is consolidated with the Company for accounting purposes under Korean GAAP and the Company has significant influence over its operations, the Company does not have sole

management control and need not always be consulted prior to the incurrence of debt by LG.Philips LCD. Unanticipated increases in the Company's consolidated debt total resulting from the incurrence of further indebtedness by LG.Philips LCD could adversely affect its financial position.

The financial condition of the Company may be adversely affected if the creditors to LG Card Co., Ltd. ("LG Card") seek further contribution from LG Group including the Company during LG Card's restructuring process.

Commencing in the second half of 2003, LG Card, then an affiliate of the Company and Korea's largest credit card company in terms of both number of credit card holders and charge volume, experienced significant liquidity problems. In November 2003, creditors of LG Card agreed to provide Won 2 trillion (subsequently adjusted to Won 1.59 trillion) in new loans to enable LG Card to resume cash operations. The chairman of LG Group, to which the Company belongs, pledged his personal stake in LG Corp., LG Investment & Securities and LG Card as collateral to offset future losses of LG Card. In December 2003, LG Group made a Won 200 billion capital contribution to LG Card, none of which was contributed by the Company.

As part of the rescue plan, through a series of transactions in 2004 and 2005, creditors of LG Card exchanged approximately Won 2 trillion of LG Card debt into equity of LG Card, and extended Won 1.59 trillion in new loans to LG Card, which were subsequently converted into equity. In 2005, such creditors made cash contributions of Won 228 billion and converted an additional Won 272 billion of debt into equity. In conjunction with these rescue measures, LG Group purchased LG Card's debt securities in the amount of Won 800 billion and Won 375 billion in February and March 2004, respectively, of which Won 150 billion and Won 50 billion were purchased by the Company. In 2005, the LG Group exchanged Won 500 billion of LG Card debt for equity, of which the Company's portion amounted to Won 51 billion. Upon completion of the foregoing transactions and two capital write-downs completed in May 2004 and February 2005, creditors of LG Card and LG Group held an 85% and 11% stake in LG Card, respectively. On May 31, 2005, LG Group and the Company completed the sale of their equity stakes in LG Card. See note 4 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

On January 15, 2004, the Fair Trade Commission of Korea (the "**FTC**") approved the separation of LG Card from LG Group, as members of the LG Group irrevocably transferred their voting and disposal rights with respect to their LG Card shares to creditors of LG Card. Therefore, LG Card is no longer a member company of LG Group for the purposes of the Fair Trade Law. Consequently, LG Card is no longer subject under the Fair Trade Law to certain regulations which were enacted to discourage the concentration of economic power. While the Company does not intend to provide any further financial support in connection with the LG Card restructuring, no assurance can be provided that failure or lack of progress in restructuring LG Card will not result in further capital injection or extension of loans by the Company to LG Card which may result in an adverse effect to the Company's operations, cash flows and financial condition.

The Company is subject to Korean accounting standards that may make evaluating the Company's financial performance difficult.

The Company's consolidated and non-consolidated financial statements are prepared and presented under Korean accounting standards and requirements that differ in certain material respects from those applicable to companies in certain other countries, including the United States and the United Kingdom. In addition, there may be less publicly available information about Korean public companies, such as the Company, than is regularly made available by public companies in such other countries. See "Summary of Certain Differences Between Korean GAAP and U.S. GAAP."

The Company relies on patents and technology provided by third parties and its businesses may suffer if it is unable to renew its licensing arrangements with them.

From time to time, the Company has obtained licenses for patent, copyright, trademark and other intellectual property rights integral to certain process and product technologies used in the production of many of its products, including mobile handsets, digital TVs and flat panel displays. The Company has entered into licensing arrangements with third parties, for which the Company has made, and continues to make, periodic license fee

payments. In addition, the Company also has cross-license agreements with various other third parties. These agreements terminate upon the expiration of the respective terms of each patent.

If the Company is unable to renew its technology licensing arrangements on acceptable terms, the Company may lose the legal protection to use certain of the processes it employs to manufacture its products and therefore be prohibited from using those processes, which may prevent the Company from manufacturing and selling many of its products. In addition, the Company could be at a disadvantage if its competitors obtain licenses for protected technologies on more favorable terms than it does.

In the future, the Company may also need to obtain additional patent rights or licenses for new or existing technologies. The Company cannot provide assurance that these license agreements can be obtained or renewed on acceptable terms or at all, and if not, its business and operating results could be adversely affected.

The Company may be required to defend against charges of infringement of patent or other proprietary rights of third parties.

Although the Company takes and will continue to take steps to ensure that its new products do not infringe upon third party rights, the rapid technological changes that characterize the consumer electronics industry require that the Company quickly implement new processes and components with respect to many of its products. Often with respect to recently developed processes and components, a degree of uncertainty exists as to who may rightfully claim ownership rights in such processes and components. Uncertainty of this type increases the risk that claims alleging that such components or processes infringe upon third party rights may be brought against the Company. If the Company's products or manufacturing processes are found to infringe upon third party rights, the Company may be subject to significant liabilities and be required to change its manufacturing processes or be prohibited from manufacturing certain products, which could have a material adverse effect on the Company's operations and financial condition.

The Company may be required to defend against charges of infringement of patent or other proprietary rights of third parties. Although patent and other intellectual property disputes have often been settled through licensing or similar arrangements, such defense could require the Company to incur substantial expenses and to divert significant resources in terms of its technical and management personnel, and could result in the loss of rights to develop or make certain products or require the Company to pay monetary damages or royalties to license proprietary rights from third parties. Furthermore, the Company cannot be certain that the necessary licenses would be available to it on acceptable terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling certain of its products. Any such litigation, whether or not successful, could result in substantial costs to the Company and diversions of its resources, either of which could adversely affect the Company's business.

The Company's business and prospects may be harmed if it cannot adequately protect its intellectual property rights.

The Company depends on its proprietary technology, and its ability to obtain patents, licenses, and other intellectual property rights in the countries in which it operates covering its products and design and manufacturing processes. The process of seeking patent protection can be long and expensive. Although the Company has a large number of patents, its patents could be challenged, invalidated, or circumvented. The fact that the Company holds many patents or other intellectual property rights does not ensure that the rights granted under them will provide competitive advantages. For example, the protection afforded by the Company's intellectual property rights, such as patents, patent applications, and copyrights, may be undercut by rapid changes in technologies in the businesses in which the Company operates. Similarly, there can be no assurance that claims allowed on any future patents will be sufficiently broad to protect the Company's technology.

Effective patent, copyright, and trade secret protection may be unavailable or limited in some countries, and the Company's trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors, and other persons.

The Company relies on key researchers and engineers, senior management and production facility operators, and the loss of the services of any such personnel or the inability to attract and retain them may negatively affect its business.

The Company's success depends to a significant extent upon the continued service of its research and development and engineering personnel, and on its ability to continue to attract, retain and motivate qualified researchers and engineers. In particular, the Company's focus on leading the market in introducing new products and advanced manufacturing processes has meant that it must aggressively recruit engineers with expertise in cutting-edge technologies.

The Company also depends on the services of experienced key senior management, and if it loses their services, it would be difficult to find and integrate replacement personnel in a timely manner, or at all. The Company also employs highly skilled line operators at its various production facilities in Korea, China, India, Indonesia, Brazil and Thailand.

The loss of the services of any of the Company's research and development and engineering personnel, key senior management or skilled operators without adequate replacement, or the inability to attract new qualified personnel, would have a material adverse effect on the Company's operations.

The Company is subject to strict environmental regulations and it may be subject to fines or restrictions that could cause its operations to be interrupted.

The Company is subject to various environmental laws and regulations concerning land use, air emissions, discharges to waters, noise pollution, toxic chemicals and waste treatment. The Company has installed various types of anti-pollution equipment, consistent with industry standards, for the treatment of chemical waste and gases and equipment for the recycling of treated water and other industrial waste at its various facilities. However, the Company cannot provide assurance that environmental claims will not be brought against it or that the relevant local or national government will not take steps toward adopting more stringent environmental standards.

Any failure on the Company's part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against it, suspension of production or a cessation of operations. In addition, new environmental regulations could require the Company to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect its financial condition and results of operations.

Product defects resulting in a large-scale product recall or successful product liability claims against the Company could result in significant costs or negatively impact the Company's reputation.

The Company is sometimes exposed to warranty and product liability claims with respect to its products. There can be no assurance that the Company will not experience material product liability losses arising from such claims in the future and that these will not have a negative impact on the Company's reputation and, consequently, its sales. The Company generally records warranty provisions in its accounts based on historical defect rates, but there can be no assurance that these warranty provisions will be adequate for liabilities ultimately incurred.

Labor unrest may disrupt the Company's operations.

Approximately one in three of the Company's employees, not including those of its subsidiaries, are union members and production employees account for substantially all of these members. The Company has a collective bargaining arrangement with its labor union, which is negotiated once a year. Many of the employees of the Company's subsidiaries, including approximately 61% of the employees of LG.Philips LCD, are also members of a union. If the Company's relationship with its employees deteriorates and there is labor unrest resulting in a work stoppage or strike, the Company's production facilities will not be able to continue operations and this will have a material adverse effect on the financial condition and results of operations of the Company.

Risks Relating to the Notes

The Notes are unsecured obligations.

Because the Notes are unsecured obligations, their repayment may be compromised if:

- the Company enters into bankruptcy, liquidation, reorganization or other winding-up proceedings;
- there is a default in payment under the Company's future secured indebtedness or other unsecured indebtedness; or
- there is an acceleration of any of the Company's indebtedness.

If any of these events occurs, the Company's assets may not be sufficient to pay amounts due on any of the Notes.

The Notes are subject to transfer restrictions.

The Notes will not be registered under the Securities Act or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except to QIBs in reliance on the exemption provided by Rule 144A, to certain persons in offshore transactions in reliance on Regulation S, or pursuant to another exemption from, or in another transaction not subject to, the registration requirements of the Securities Act and in accordance with applicable state securities laws. For a further discussion of the transfer restrictions applicable to the Notes, see "Transfer Restrictions."

The Notes may have limited liquidity.

The Notes constitute a new issue of securities for which there is no existing market. Although the Initial Purchasers have advised the Company that they currently intend to make a market in the Notes, they are not obligated to do so, and any market-making activity with respect to the Notes, if commenced, may be discontinued at any time without notice in their sole discretion. For a further discussion of the Initial Purchasers' planned market-making activities, see "Plan of Distribution."

No assurance can be given as to the liquidity of, or the development and continuation of an active trading market for, the Notes. If an active trading market for the Notes does not develop or is not maintained, the market price and liquidity of the Notes may be adversely affected. If such a market were to develop, the Notes could trade at prices that may be higher or lower than the price at which the Notes are issued depending on many factors, including, but not limited to:

- prevailing interest rates;
- the Company's results of operations and financial condition;
- political and economic developments in and affecting Korea;
- the market conditions for similar securities; and
- the financial condition and stability of the Korean financial sector.

Risks Relating to Korea

If economic conditions in Korea deteriorate, the Company's current business and future growth could be materially and adversely affected.

The Company is incorporated in Korea, and substantially all of its operations and assets are located in Korea. As a result, the Company is subject to political, economic, legal and regulatory risks specific to Korea.

From early 1997 until 1999, Korea experienced a significant financial and economic downturn. While it is widely believed the country has now recovered to a large extent, economic indicators in 2004 have shown mixed signs of recovery and future continued growth of the economy remains subject to factors beyond the Company's control. Events related to the terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices, the general weakness of the global economy, and the outbreak of severe acute respiratory syndrome, or SARS, and the avian influenza in Asia and other parts of the world have increased the uncertainty of global economic prospects in general and may continue to adversely affect the Korean economy for some time. Any future deterioration of the Korean and global economy could adversely affect the Company's financial condition and results of operations.

Developments that could hurt Korea's economy in the future include:

- financial problems relating to *chaebols* (Korean conglomerates), or their suppliers, and their potential adverse impact on the Korean economy;
- failure or lack of progress in the restructuring of *chaebols*, the financial industry and other large troubled companies, including credit card companies;
- loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain *chaebols*;
- a slowdown in consumer spending and the overall economy;
- adverse changes or volatility in foreign currency reserve levels, commodity prices (including an increase in oil prices), exchange rates (including further depreciation of the Dollar or Japanese Yen and the potential appreciation of the RMB), interest rates and stock markets;
- deterioration of economic or market conditions in other emerging markets;
- adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;
- the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of manufacturing from Korea to China);
- social and labor unrest;
- a decrease in tax revenues and a substantial increase in the Korean government's expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;
- geo-political uncertainty and risk of further attacks by terrorist groups around the world;
- the recurrence of SARS or the avian influenza in Asia and other parts of the world;
- political uncertainty or increasing strife among or within political parties in Korea;
- deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy;
- hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities; and
- an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea and/or the United States.

Escalations in tensions with North Korea could have an adverse effect on the Company and the market value of the Notes.

Relations between Korea and North Korea have been tense throughout Korea's modern history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. In February 2003, Moody's changed its outlook on the long-term ratings of Korea to negative from positive, citing heightened security concerns stemming from North Korea's nuclear weapons program and increased uncertainty regarding North Korea's actions and possible responses from the international community.

In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multi-lateral talks in an effort to resolve issues relating to North Korea's nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six-party talks resumed in Beijing, China. A third round of talks were held in June 2004 with an agreement to hold further talks in September, which were postponed and have not resumed yet. In February 2005, North Korea announced that it possesses nuclear weapons and pulled out of six-party disarmament talks.

In addition, in June 2004, the United States proposed plans to withdraw approximately one-third of the 37,500 troops currently stationed in Korea by the end of 2005. However, details regarding the timing and other aspects of the proposed reduction in U.S. troops are not yet finalized and talks between the governments of the United States and Korea are ongoing.

Any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could have a material adverse effect on the Company's operations and the market value of the Notes.

Financial instability and geopolitical conditions in other countries, particularly emerging market countries in Asia, could adversely impact the Korean economy and the Company's business and cause the price of the Notes to go down.

The Korean market and the Korean economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has adversely affected the Korean economy. Although economic conditions are different in each country, investors' reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea.

A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in Korean financial markets. The Company cannot be certain that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again or will not have an adverse effect on the market value of the Notes.

In addition, the Company and its subsidiaries produce and purchase a large number of goods in emerging markets, such as China, India and the CIS, and are subject to risks inherent in these markets, including currency fluctuations, political and social uncertainty, changes in governmental regulations, exchange controls and expropriation of assets, which may limit the realization of business opportunities or impair local investment by the Company. These risks could also disrupt the production operations of the Company and its subsidiaries in such countries.

USE OF PROCEEDS

The aggregate net proceeds from the offering of the Notes, after deducting the Initial Purchasers' commissions, will be approximately US$595.7 million. The net proceeds of this offering will be used by the Company for the repayment of short-term borrowings.

CAPITALIZATION

The following table sets forth the Company's consolidated capitalization and short-term debt as of December 31, 2004 and as adjusted to give effect to the issuance of the Notes and the application of the net proceeds thereof, as well as the issuance by LG.Philips LCD of Won 400 billion fixed rate bonds due 2010 in March 2005 and US$475 million zero coupon convertible bonds due 2010 in April 2005 and the incurrence by the Company of €71 million and €67 million after drawing down a facility financing line in January 2005 and April 2005, respectively, and US$300 million in the form of a 3-year bank loan in May 2005. In addition, the table has been adjusted to reflect the repayment of a US$200 million floating rate note that came due in May 2005. Investors should read this table together with the Company's financial statements, including the related notes, appearing elsewhere in this offering circular.

	As of December 31, 2004[1][2]			
	Actual	As Adjusted	Actual	As Adjusted
	(in billions of Won)		(in millions of Dollars)	
Short-term debt[3]:				
Short-term borrowings	₩ 5,862	₩ 5,240	US$ 5,616	US$ 5,020
Current maturities of long-term debt	1,015	806	972	772
Total short-term debt	₩ 6,877	₩ 6,046	US$ 6,588	US$ 5,792
Long-term debt:				
Bonds	₩ 4,401	₩ 4,401	US$ 4,216	US$ 4,216
The Notes offered hereby	—	626[4]	—	600
LG.Philips LCD bonds	—	400	—	383
LG.Philips LCD convertible bonds	—	496	—	475
Bank loans	1,036	1,542	993	1,477
Total long-term debt	₩ 5,437	₩ 7,465[4]	US$ 5,209	US$ 7,151
Shareholders' equity:				
Capital stock of Won 5,000 par value,				
Authorized—600,000,000 shares				
Issued common shares—139,606,263[5]	₩ 698	₩ 698	US$ 669	US$ 669
Issued non-voting shares—17,185,992[6]	86	86	82	82
Capital Surplus	1,994	1,994	1,910	1,910
Retained Earnings:	2,262	2,262	2,167	2,167
Capital Adjustment[7]:	4	4	4	4
Minority interest in consolidated subsidiaries:	3,692	3,692	3,537	3,537
Total shareholders' equity	₩ 8,735	₩ 8,735	US$ 8,368	US$ 8,368
Total short-term debt and capitalization	₩21,049	₩22,246	US$20,165	US$21,311

(1) For additional information, see the Company's consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 and the notes thereto.

(2) Except as disclosed in this offering circular, there have been no material changes in the Company's capitalization and short-term debt since December 31, 2004.

(3) For information regarding guarantees by and other contingent liabilities of the Company, see note 17 of the notes to the consolidated financial statements for the years ended December 31, 2002, 2003 and 2004.

(4) Includes the principal amount of the Notes in Won translated from Dollars at an exchange rate of Won 1,043.8 to US$1.00.

(5) Includes 793,208 treasury shares held by the Company as of December 31, 2004.

(6) Includes 4,680 treasury shares held by the Company as of December 31, 2004.

(7) Includes adjustments for treasury shares referred to in footnotes (5) and (6) above. For additional information, see note 21 of the notes to the consolidated financial statements for the years ended December 31, 2002, 2003 and 2004.

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the market exchange rate, announced by Seoul Monetary Brokerage Services, Ltd. (and its predecessors) in Seoul, Korea, between Dollars and Won. The Company makes no representation that the Won or Dollar amounts the Company refers to in this offering circular could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

Year Ended December 31,	At End of Period	Average Rate(1)	High	Low
	(Won per US$1.00)			
2000	₩1,260	₩1,138	₩1,267	₩1,105
2001	1,326	1,296	1,352	1,236
2002	1,200	1,247	1,332	1,166
2003	1,197	1,192	1,258	1,146
2004	1,044	1,140	1,196	1,038
January	1,175	1,185	1,196	1,173
February	1,177	1,167	1,182	1,155
March	1,154	1,166	1,179	1,154
April	1,168	1,151	1,168	1,141
May	1,166	1,177	1,188	1,166
June	1,153	1,159	1,165	1,151
July	1,171	1,158	1,171	1,147
August	1,154	1,159	1,171	1,152
September	1,148	1,148	1,154	1,144
October	1,122	1,144	1,153	1,122
November	1,048	1,090	1,122	1,048
December	1,044	1,051	1,063	1,038
2005 (through June 10, 2005)	1,005	1,015	1,053	998
January	1,026	1,038	1,053	1,026
February	1,008	1,023	1,035	1,002
March	1,024	1,007	1,024	998
April	1,002	1,011	1,022	998
May	1,003	1,002	1,007	999
June (through June 10, 2005)	1,005	1,008	1,014	1,005

(1) The average rate for each full year is calculated as the average of the market average exchange rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the market average exchange rates on each business day during the relevant month (or portion thereof).

SELECTED FINANCIAL INFORMATION

The following tables present selected audited consolidated and non-consolidated financial data for the Company. The data as of and for the years ended December 31, 2002, 2003 and 2004 are derived from the Company's audited consolidated and non-consolidated financial statements and the notes thereto included elsewhere in this offering circular. The Company's financial statements for the three months ended March 31, 2002 have been prepared on a "carve-out" basis as if the Company had operated the electronics business of Old LGE as a separate entity in such periods. The consolidated and non-consolidated financial statements for the year ended December 31, 2002 combine the carve-out financial statements for the three months ended March 31, 2002 and the actual historical financial statements for the nine months ended December 31, 2002. The audited consolidated and non-consolidated financial statements for the years ended December 31, 2003 and 2004 have been prepared on an actual historical basis. For more information regarding the Company's carve-out financial statements, see note 2 of the notes to the non-consolidated financial statements and note 2 of the notes to the consolidated financial statements for 2002, 2003 and 2004. These financial statements have been prepared and presented in accordance with Korean GAAP, which differs in significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. For a discussion of these differences, see "Summary of Certain Differences Between Korean GAAP and U.S. GAAP." The selected financial data set forth below should be read in conjunction with the Company's consolidated and non-consolidated financial statements and the notes thereto included in this offering circular together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this offering circular.

Consolidated:

	Year Ended December 31,			
	2002	2003	2004	2004
	(in billions of Won)			(in millions of Dollars)
Income Statement Data:				
Sales	₩29,333	₩35,595	₩43,249	US$41,434
Cost of sales	22,479	26,720	32,416	31,056
Selling and administrative expenses	5,363	6,447	7,542	7,226
Operating income	1,491	2,427	3,291	3,153
Non-operating income (expense), net	(499)	(965)	(369)	(354)
Income before income tax	992	1,462	2,922	2,799
Income tax	242	223	402	385
Minority interests in (income) loss of consolidated subsidiaries, net	(142)	(534)	(912)	(874)
Net income	608	705	1,609	1,541

	As of December 31,			
	2002	2003	2004	2004
	(in billions of Won)			(in millions of Dollars)
Balance Sheet Data: (At End of Period)[1][2]				
Cash and cash equivalents	₩ 903	₩ 1,582	₩ 2,716	US$ 2,602
Property, plant and equipment, net of accumulated depreciation	7,393	8,929	12,318	11,801
Total assets	20,068	24,058	29,917	28,662
Short-term debt	3,767	4,185	5,862	5,616
Current maturities of long-term debt and debentures	898	1,526	1,015	972
Long-term debt and debentures, net of current maturities and discount	3,855	4,219	5,436	5,208
Total liabilities	16,124	18,828	21,183	20,294
Shareholders' equity	3,943	5,230	8,735	8,368

	Year Ended December 31,			
	2002	2003	2004	2004
	(in billions of Won)			(in millions of Dollars)
Other Data:				
Capital expenditures	₩2,050	₩3,280	₩5,724	US$5,484
R&D expenditures[3]	871	1,096	1,543	1,478
Depreciation and amortization	1,663	1,827	2,205	2,112
Amortization of deferred R&D costs[4]	80	76	65	62
Cash flow from operations	2,316	2,641	3,647	3,494

(1) For information regarding guarantees by and other contingent liabilities of the Company and its subsidiaries, see note 17 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

(2) For information regarding derivatives contracts entered into by the Company and its subsidiaries, see note 17 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

(3) Comprises research and development expenditures included for the year indicated in cost of sales and selling and administrative expenses as well as development costs that are incurred and capitalized as intangible. For more information regarding research and development expenditures, see notes 2 and 10 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

(4) As permitted under Korean GAAP, a portion of the Company's research and development expenditures is deferred and amortized over a period of five years. For more information regarding amortization of deferred research and development costs, see note 10 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

Non-Consolidated:

	Year Ended December 31,				Three Months Ended March 31,	
	2002	2003	2004	2004	2004	2005
	(in billions of Won)			(in millions of Dollars)	(in billions of Won) (unaudited)	
Income Statement Data:						
Sales	₩18,603	₩20,177	₩24,659	US$23,624	₩5,996	₩5,959
Overseas sales	11,948	15,383	19,573	18,752	4,720	4,657
Domestic sales	6,655	4,794	5,086	4,873	1,276	1,302
Cost of sales	14,254	15,351	18,736	17,950	4,574	4,463
Selling and administrative expenses	3,321	3,764	4,674	4,478	1,016	1,216
Operating income	1,028	1,062	1,250	1,198	407	280
Non-operating income (expense), net	(372)	(225)	610	584	326	(203)
Income before income tax	656	837	1,860	1,782	732	77
Income tax	174	174	314	301	148	(7)
Net income	482	663	1,546	1,481	585	83

	As of December 31,				As of March 31, 2005
	2002	2003	2004	2004	
	(in billions of Won)			(in millions of Dollars)	(in billions of Won) (unaudited)
Balance Sheet Data: (At End of Period)[1][2]					
Cash and cash equivalents	₩ 17	₩ 537	₩ 648	US$ 621	₩ 1,088
Property, plant and equipment, net of accumulated depreciation	2,893	3,123	3,630	3,478	3,704
Total assets	10,133	11,277	13,234	12,765	13,563
Short-term debt	42	390	210	201	125
Current maturities of long-term debt	703	990	647	620	842
Long-term debt, net of current maturities	2,149	2,405	2,880	2,759	2,764
Total liabilities	7,128	7,773	8,218	7,873	8,841
Shareholders' equity	3,005	3,505	5,016	4,806	4,721

	Year Ended December 31,				Three Months Ended March 31,	
	2002	2003	2004	2004	2004	2005
	(in billions of Won)			(in millions of Dollars)	(in billions of Won) (unaudited)	
Other Data:						
Capital expenditures	₩ 568	₩759	₩1,113	US$1,066	₩242	₩261
R&D expenditures[3]	745	799	1,235	1,183	217	316
Depreciation and amortization	577	618	667	639	156	225
Amortization of deferred R&D costs[4]	67	68	54	52	13	10
Cash flow from operations	1,702	906	2,039	1,953	109	705

(1) For information regarding guarantees by and other contingent liabilities of the Company, see note 17 of the notes to the non-consolidated financial statements for 2002, 2003 and 2004 and note 17 of the notes to the non-consolidated interim financial statements.

(2) For information regarding derivative contracts entered into by the Company, see note 17 of the notes to the non-consolidated financial statements for 2002, 2003 and 2004 and note 17 of the notes to the non-consolidated interim financial statements.

(3) Comprises research and development expenditures included for the year indicated in cost of sales and selling and administrative expenses as well as development costs that are incurred and capitalized as intangible assets. For more information regarding research and development expenditures, see notes 2 and 13 of the notes to the non-consolidated financial statements for 2002, 2003 and 2004 and notes 2 and 13 of the notes to the non-consolidated interim financial statements.

(4) As permitted under Korean GAAP, a portion of the Company's research and development expenditures are deferred and amortized over a period of five years. For more information regarding amortization of deferred research and development costs, see note 13 of the notes to the non-consolidated financial statements for 2002, 2003 and 2004 and note 13 of the notes to the non-consolidated interim financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company's financial condition and results of operations should be read together with its financial statements and the related notes included elsewhere in this offering circular. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this offering circular. Unless provided otherwise, the financial and operating information provided below is on a consolidated basis.

Overview

The Company is a leading international brand-name manufacturer of consumer electronics products and components and is one of Korea's largest exporters of such products. The Company produces and sells a broad range of consumer electronics and electronics related products, including TVs, monitors, DVD players and recorders, optical disk drives, A/V equipment and home appliances, as well as IT and communication products, including mobile handsets, other telecommunications systems and equipment, and PCs. In addition, LG.Philips LCD, in which the Company holds a 44.6% interest and which is treated as a consolidated subsidiary under Korean GAAP, produces and sells TFT-LCD panels.

The financial statements for the year ended December 31, 2002 combine "carve-out" financial statements for the three months ended March 31, 2002, which were prepared as if the Company had operated the electronics business of Old LGE as a separate entity in such period, and the actual historical financial statements of the Company for the nine months ended December 31, 2002. The financial statements for the years ended December 31, 2003 and 2004 have been prepared on an actual historical basis. For more information regarding the Company's carve-out financial statements, see note 2 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

Prior to January 1, 2005, the Company's business was organized into three business segments (which are each comprised of several divisions that are grouped along product lines) as follows:

- Digital Display & Media;
- Digital Appliance; and
- Mobile Communication.

The following table sets forth the Company's sales by business segment and respective divisions for the years ended December 31, 2002, 2003 and 2004 and as a percentage of total sales:

	Year Ended December 31,						
	2002		2003		2004		
	₩ Sales	%	₩ Sales	%	₩ Sales	US$ Sales	%
	(in billions of Won and millions of Dollars, except percentages)						
Business Segment / Division:							
Digital Display & Media							
TVs	₩ 3,512	12.0	₩ 4,196	11.8	₩ 4,711	US$ 4,513	10.9
Monitors	2,536	8.7	3,505	9.9	4,380	4,196	10.1
Audio and Video	2,295	7.8	2,589	7.3	2,851	2,731	6.6
Optical Storage	2,245	7.7	2,456	6.9	2,378	2,278	5.5
PDPs	194	0.7	520	1.5	987	946	2.3
PCs	1,701	5.8	1,655	4.7	951	911	2.2
PCBs	313	1.1	338	1.0	419	401	1.0
Other	222	0.8	236	0.7	272	261	0.6
(Less) Intra-Segment Sales	(418)	(1.4)	(496)	(1.4)	(815)	(781)	(1.9)
Sub-total	12,599	43.0	14,999	42.1	16,134	15,457	37.3
Digital Appliance							
Air Conditioners	2,743	9.4	2,783	7.8	3,370	3,229	7.8
Refrigerators	1,947	6.6	2,180	6.1	2,486	2,382	5.8
Washing Machines	1,162	4.0	1,451	4.1	1,836	1,759	4.3
Cooking Appliances	1,270	4.3	1,193	3.3	1,195	1,145	2.8
Other[(1)]	1,735	5.9	1,700	4.8	1,980	1,897	4.6
(Less) Intra-Segment Sales	(931)	(3.2)	(720)	(2.0)	(731)	(700)	(1.7)
Sub-total	7,926	27.0	8,587	24.1	10,136	9,711	23.4
Mobile Communication							
CDMA Handsets	3,288	11.2	4,619	13.0	5,056	4,844	11.7
GSM Handsets	515	1.8	1,295	3.6	3,496	3,349	8.1
Telecommunication Systems	975	3.3	818	2.3	899	861	2.1
(Less) Intra-Segment Sales	(78)	(0.3)	(168)	(0.5)	—	—	—
Sub-total	4,699	16.0	6,563	18.4	9,451	9,054	21.9
LG.Philips LCD	3,567	12.2	6,098	17.1	8,328	7,979	19.3
Other businesses[(2)]	1,792	6.1	2,795	7.9	2,732	2,617	6.3
(Less) Inter-Company[(3)] Sales	(1,249)	(4.3)	(3,447)	(9.7)	(3,533)	(3,385)	(8.2)
Total	₩29,333	100.0	₩35,595	100.0	₩43,249	US$41,434	100.0

(1) Includes vacuum cleaners, compressors, motors and magnetrons.

(2) Includes other subsidiaries, including Hi Plaza, Inc., LG Micron and LG Innotek, and supporting divisions, including after sales service, Korean marketing and research and development centers.

(3) Includes sales between business segments as well as sales among the Company and its subsidiaries.

Prior to January 1, 2004, the PC division had been included in the Company's Mobile Communication business segment. Effective January 1, 2004 the PC division was moved from the Mobile Communication business segment to the Digital Display & Media business segment.

On January 1, 2005, the Company reorganized its business into four business segments by dividing the Digital Display & Media business segment into two separate business segments, the Digital Display business segment and the Digital Media business segment. In addition, the Company moved the PCB division from the

Digital Display & Digital Media business segment to the Mobile Communication business segment. For a discussion of the Company's business based on the new business organization, see "Business."

The following table sets forth the Company's sales by geographic region for the years ended December 31, 2002, 2003 and 2004 and as a percentage of total sales:

	Year Ended December 31,						
	2002		2003		2004		
	₩ Sales	%	₩ Sales	%	₩ Sales	US$ Sales	%
	(in billions of Won and millions of Dollars, except percentages)						
Domestic	₩ 7,535	25.7%	₩ 6,040	17.0%	₩ 5,900	US$ 5,652	13.6%
North America	5,837	19.9	8,154	22.9	9,640	9,235	22.3
Europe	3,670	12.5	5,636	15.8	6,959	6,667	16.1
South America	1,182	4.0	1,187	3.3	1,714	1,642	4.0
Central Asia(1) & Africa	1,068	3.6	1,843	5.2	2,420	2,318	5.6
Asia(2)	5,913	20.2	7,339	20.6	8,872	8,500	20.5
China	2,246	7.7	3,314	9.3	5,461	5,232	12.6
CIS	1,882	6.4	2,082	5.9	2,283	2,187	5.3
Total	₩29,333	100.0%	₩35,595	100.0%	₩43,249	US$41,434	100.0%

(1) Includes India and the Middle East.

(2) Excludes China and includes Oceania.

This section discusses the Company's business based on the business segments that were in place prior to the 2005 reorganization.

Sales Revenues and Market Conditions

The Company had sales of Won 43,249 billion (US$41,434 million) in the year ended December 31, 2004, compared to Won 35,595 billion in the year ended December 31, 2003, representing an increase of 21.5% over such period. In 2002, the Company had sales of Won 29,333 billion. For a discussion of sales by business segment, see "—Results of Operations."

The Company has increased sales revenues in recent years due to strong demand for its products, generally in the overseas markets and especially for its LCD panels and mobile handsets. The Company has continued high levels of expenditures to accelerate development and production of its mobile handset products, which, in conjunction with strong demand globally, have led to increased unit sales and revenues, particularly export sales. At the same time, however, prices of products such as PDPs and LCDs in recent months have been declining as a result of severe competition.

The Company has expanded its sales in emerging markets such as China, India, Southeast Asia, Latin America, Eastern Europe and the CIS, and seeks to further increase sales to these markets. The Company in recent years has also increased its sales in more developed markets, such as North America and Western Europe. The Company also seeks to continue to relocate production facilities to subsidiaries overseas to be closer to strategic end markets, to minimize trade friction, to reduce costs, and to focus on higher margin production in Korea. See "Business—Strategy."

Operating Costs and Margin

The principal components of the Company's cost of sales consist of raw materials costs, labor costs and depreciation expenses. As a percentage of sales, cost of sales accounted for 76.6% in 2002, 75.1% in 2003 and 75.0% in 2004. As a percentage of cost of sales, raw materials costs increased in 2003 and 2004. While as a percentage of sales, labor costs and depreciation expenses each slightly decreased in 2003, each item increased slightly as a percentage of sales in 2004. Labor costs and depreciation expenses each slightly decreased as a percentage of sales in 2004 from 2002.

The principal components of the Company's selling and administrative expenses consist of advertising expenses, shipping and handling costs, after-sales service expenses, research and development expenses, labor costs and fee expenses for upgrades to the Company's accounting system. As a percentage of sales, selling and administrative expenses accounted for 18.3% in 2002, 18.1% in 2003 and 17.4% in 2004, as increases in sales in those years outpaced increases in selling and administrative expenses. For a discussion of changes in the principal components of selling and administrative expenses in those years, see "—Results of Operations."

Reflecting the above factors, the Company's operating margin increased from 5.1% in 2002 to 6.8% in 2003 and 7.6% in 2004.

Exchange Rate Fluctuations

Despite measures taken by the Company to reduce, or hedge against, foreign currency or exchange risks, foreign exchange rate fluctuations may adversely affect the Company's business, results of operations and financial condition. Changes in exchange rates affect the Won value of sales proceeds and operating and non-operating costs and sales proceeds of products that are denominated in foreign currencies. Exchange rate fluctuations can also affect the Won value of the Company's equity investments and monetary assets and liabilities in foreign currencies.

In 2004, approximately 86% of the Company's sales were to overseas markets and a significant portion of these overseas sales were in Dollars, Euros and Yen; however, a large portion of the Company's operating costs were denominated in Won and Yen and only a relatively small portion were denominated in Dollars.

In recent months, and especially in the fourth quarter of 2004, the Won has appreciated significantly against the value of the Dollar. See "Exchange Rates." Appreciation of the Won has materially affected the results of the Company's operations because, among other things, it reduced the Won value of the Company's export sales, which are primarily denominated in Dollars. Such reduction was only partially be offset by a reduction in the Won value of costs that are denominated in Dollars, because the proportion of the Company's Dollar-denominated sales is greater than the proportion of its Dollar-denominated operating costs. Due to the competitive pressures in the industries in which the Company operates, the Company has not been able to increase the prices of its products to compensate for the negative effects of exchange rate movements. Therefore, the appreciation of the Won against the Dollar has adversely affected the Company's operating margins and continued or future appreciation of the Won against the Dollar will continue to do so.

The appreciation of the Won does, however, create foreign exchange translation gains because a significant amount of the Company's debt is denominated in Dollars. Net foreign exchange translation gains amounted to Won 28 billion in 2003, compared to Won 101 billion in 2002. In 2004, the Company recorded net foreign exchange translation gains of Won 162 billion (US$155 million). Under Korean GAAP, deferrals of foreign exchange translation/transaction gains or losses are not allowed.

Ongoing plant relocation initiatives are likely to continue to increase the proportion of the Company's expenses that are incurred in emerging market currencies. Accordingly, an unhedged increase in the value of emerging market currencies would increase the Company's manufacturing costs and adversely impact its profitability.

Although the Company's general policy is to hedge against these currency transaction risks on a monthly basis, the Company cannot provide assurance that it will be able to effectively manage these risks. Volatility in currency exchange rates may lead to losses, which could have a material adverse effect on the Company's financial condition and results of operations. As of December 31, 2004, the Company had entered into forward

exchange contracts in an aggregate nominal amount of the equivalent of US$373 million and €48 million. No assurance can be given that the Company will not incur losses under its existing swap transactions or any other such derivative product transactions entered into in the future. See note 17 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

Critical Accounting Policies, Estimates and Judgments

The Company maintains its official accounting records in Korean Won and prepares statutory consolidated financial statements in the Korean language in conformity with Korean GAAP. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in Korea may not conform with generally accepted accounting principles in other countries. See "Summary of Certain Differences Between Korean GAAP and U.S. GAAP."

The preparation of the Company's financial statements and related disclosures in conformity with Korean GAAP requires the Company to make estimates and judgments that affect the reported amounts in its consolidated financial statements and related disclosures. The Company's estimates and judgments are based on historical experience, forecasted future events and various other assumptions that it believes to be reasonable under the circumstances. Estimates and judgments may differ under different assumptions or conditions. The Company evaluates its estimates and judgments on an ongoing basis. The Company believes the critical accounting policies discussed below are the most important to the portrayal of its financial condition and results of operations. Each of them is dependent on projections of future market conditions, and may require the Company's management to make difficult, subjective and complex judgments. Set forth below is a description of some of the accounting policies under Korean GAAP that the Company has identified as critical to understanding its business, financial condition and results of operations.

Consolidation

The fiscal year of each consolidated subsidiary is the same as that of LGE. Differences in accounting policies between LGE and its consolidated subsidiaries are adjusted in consolidation.

The consolidated financial statements included in this offering circular are comprised of the accounts of LGE and its consolidated subsidiaries. Under financial accounting standards for consolidated financial statements in the Republic of Korea, a company is regarded as a subsidiary of another if more than 50% of its issued share capital is held by the other company, or more than 30% of its issued share capital is held by the other company and that company is the largest shareholder. In cases where there are two or three investors with more than 30% ownership in the issued share capital of an investee and such investors, individually, are the largest shareholders, the investor, which belongs to the same conglomerate as the investee (as defined by the Fair Trade Law), is required to consolidate such investee. Other than as described in the previous sentence, investments in 20% to 50% owned affiliated companies or investments in affiliated companies over which significant influence is exerted are accounted for using the equity method. Under the equity method, the original investment is recorded at cost and adjusted to reflect the Company's share in the undistributed earnings or losses of these companies.

All significant intercompany transactions and balances with consolidated subsidiaries have been eliminated in consolidation.

To eliminate the Company's investment account and corresponding capital accounts of its subsidiaries, the purchase method or, in certain limited circumstances, the pooling of interest method is applied. In using the purchase method, when the Company has control over a subsidiary, the Company records differences between the initial investment accounts and corresponding capital accounts of subsidiaries as goodwill or negative goodwill, which is amortized over five years using the straight-line method. When the Company has significant

influence over equity method investees, differences between the initial investment accounts and corresponding capital accounts of equity method investees are also amortized over five years using the straight-line method.

Unrealized profit included in inventories, property, plant and equipment and other assets as a result of intercompany transactions is eliminated. Unrealized profit arising from sales by the controlling company to consolidated subsidiaries or equity method investees is fully eliminated and charged to the equity of the controlling company. Unrealized profit, arising from sales by the consolidated subsidiaries or equity method investees to the controlling company or sales between consolidated subsidiaries or equity method investees, is fully eliminated and charged to the equity of the controlling company and minority interest based on the ownership ratio.

Revenue Recognition

Revenues from finished products and merchandise are recognized when goods are delivered and most of the risks and benefits associated with the possession of goods are substantially transferred. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on the aggregate estimated collectibility of the accounts.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for inventories in-transit which are determined using the specific identification method. If the net realizable value of inventory is less than its cost, a contra inventory account representing the valuation loss is presented to reduce the inventory to its net realizable value. The valuation loss is recorded as cost of sales. If, however, the circumstances which caused the valuation loss cease to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed thereby restoring the inventory to the original carrying amount before the revaluation. The reversal is a deduction from cost of sales.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Routine maintenance and repairs are charged to current operations as incurred. Improvements and renewals which enhance the value of the assets over their most recently appraised value are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value unlikely, and recognizes an impairment loss when the carrying value of an asset exceeds the value of its future economic benefits. The carrying value of the impaired assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Intangible Assets

Intangible assets are stated at acquisition cost, net of accumulated amortization. Acquisition cost is the total of the production or purchase cost and other incidental expenses. Amortization is computed using the straight-line method over the estimated useful life of the asset.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value unlikely. An impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Goodwill is stated at the amount in excess of the price paid over an acquired company's net book value. Amortization is computed using the straight-line method over five to ten years.

Product Warranties

The Company provides warranties against product defects for a specified period of time after sale. Estimated costs of product warranties are charged to current operations at the time of sale and are included in the consolidated balance sheet as a product warranty reserve.

Income Taxes

The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to be reversed. Deferred income tax assets are recognized to the extent that it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities.

Deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of related assets or liabilities. In addition, the Company calculates the income tax effect for components within stockholders' equity.

Research and Development

Research costs are expensed as incurred. Development costs directly related to a new technology or new products, for which the estimated future benefits are probable, are recognized as intangible assets. Amortization of development costs is computed using the straight-line method over five years from the commencement of the commercial production of the related products. Such costs are subject to continual analysis of recoverability. In the event that such amounts are estimated to be not recoverable, they are written down to their net realizable value.

Results of Operations

2004 Compared to 2003

Sales

The Company's sales in 2004 amounted to Won 43,249 billion (US$41,434 million), representing an increase of 21.5% from 2003 sales of Won 35,595 billion. This increase reflected sales growth in each of the Company's business segments, but was mainly attributable to strong sales of TVs, monitors, air conditioners and GSM handsets, and a large increase in sales by LG.Philips LCD.

Business Segments

The following discussion of business segment sales does not reflect inter-Company sales and the discussion of divisional sales does not reflect intra-business segment sales.

Digital Display & Media. Digital Display & Media product sales, which accounted for 37.3% of the Company's sales in 2004, increased by 7.6% to Won 16,134 billion (US$15,457 million) from Won 14,999 billion in 2003, due principally to:

- a 24.9% increase in monitor sales to Won 4,380 billion (US$4,196 million) in 2004 from Won 3,505 billion in 2003;
- an 89.6% increase in PDP sales to Won 987 billion (US$946 million) in 2004 from Won 520 billion in 2003;
- an 12.2% increase in TV sales to Won 4,711 billion (US$4,513 million) in 2004 from Won 4,196 billion in 2003; and
- a 10.1% increase in A/V sales, including increased sales of DVD players and recorders, to Won 2,851 billion (US$2,731 million) in 2004 from Won 2,589 billion in 2003,

which were partially offset by a 42.6% decrease in PC sales to Won 951 billion (US$911 million) from Won 1,655 billion in 2003 and a 3.2% decrease in optical storage sales to Won 2,378 billion (US$2,278 million) in 2004 from Won 2,456 billion in 2003.

Digital Appliance. Digital Appliance sales, which accounted for 23.4% of the Company's sales in 2004, increased by 18.0% to Won 10,136 billion (US$9,711 million) from Won 8,587 billion in 2003, due principally to:

- a 21.1% increase in air conditioner sales to Won 3,370 billion (US$3,229 million) in 2004 from Won 2,783 billion in 2003;
- a 26.5% increase in washing machine sales to Won 1,836 billion (US$1,759 million) in 2004 from Won 1,451 billion in 2003; and
- a 14.0% increase in refrigerator sales to Won 2,486 billion (US$2,382 million) in 2004 from Won 2,180 billion in 2003.

Cooking appliance sales were flat at Won 1,195 billion (US$1,145 million) in 2004 compared to Won 1,193 billion in 2003.

Mobile Communication. Mobile Communication sales, which accounted for 21.9% of the Company's sales in 2004, increased by 44.0% to Won 9,451 billion (US$9,054 million) from Won 6,563 billion in 2003, due principally to:

- a 170.0% increase in GSM handset sales to Won 3,496 billion (US$3,349 million) in 2004 from Won 1,295 billion in 2003, as such sales continued to increase significantly following commencement of GSM handset sales in 2001;
- a 9.5% increase in CDMA handset sales to Won 5,056 billion (US$4,844 million) in 2004 from Won 4,619 billion in 2003; and
- a 9.9% increase in telecommunication system sales to Won 899 billion (US$861 million) in 2004 from Won 818 billion in 2003.

TFT-LCD. The Company's sales of TFT-LCD sales from LG.Philips LCD, which accounted for 19.3% of the Company's sales in 2004, increased by 36.6% to Won 8,328 billion (US$7,979 million) in 2004 from Won 6,098 billion in 2003, due principally to significant increases in unit sales of LG.Philips LCD's large-size panels for notebook computers, desktop monitors and TVs.

Geographic Areas

Overseas sales, which constituted 86.4% of the Company's sales in 2004, increased by 26.4% to Won 37,349 billion (US$35,781 million) from Won 29,555 billion in 2003, led by strong sales growth worldwide, but particularly by growth in sales in China, Asia, North America and Europe of 64.8%, 20.8%, 18.2% and 23.5%, respectively. Domestic sales, which constituted 13.6% of the Company's sales in 2004, decreased by 2.3% to Won 5,900 billion (US$5,652 million) from Won 6,040 billion in 2003.

Cost of Sales

The Company's cost of sales consists principally of costs of raw materials, labor costs and depreciation. The Company's costs of sales are principally incurred by the Company (on a non-consolidated basis), LG.Philips LCD and LG Micron. Cost of sales increased by 21.3% to Won 32,416 billion (US$31,056 million) in 2004 from Won 26,720 billion in 2003. As a percentage of sales, cost of sales decreased slightly to 75.0% in 2004 from 75.1% in 2003. The overall increase in the Company's cost of sales in 2004 was attributable to increases in:

- raw material costs, resulting from an overall increase in sales volume, especially of LCDs, TVs, monitors and PDPs, partially offset by the Company's ongoing raw material cost reduction efforts;
- labor costs, resulting from an increase in the number of employees and an increase in wage rates and special performance bonuses; and
- depreciation expenses, resulting from the commencement of depreciation with respect to LG.Philips LCD's sixth fabrication facility, which began commercial production in August 2004 and the commencement of depreciation with respect to the Company's new PDP fabrication facility, partially offset by lower depreciation with respect to LG.Philips LCD's first, second and third fabrication facilities.

Gross Profit (Loss) and Gross Margin

As a result of the cumulative effect of the factors described above, the Company's gross profit in 2004 increased by 22.1% to Won 10,833 billion (US$10,378 million) from Won 8,874 billion in 2003. Gross margin was stable at 25.0% in 2004 compared to 24.9% in 2003.

Selling and Administrative Expenses

Selling and administrative expenses increased by 17.0% to Won 7,542 billion (US$7,226 million) in 2004 from Won 6,447 billion in 2003. The increase in selling and administrative expenses in 2004 was attributable primarily to the following factors:

- advertising expenses increased by 30.2% to Won 1,956 billion (US$1,874 million) in 2004 from Won 1,502 billion in 2003, resulting principally from greater levels of advertising to increase brand awareness in North America and Western Europe and enhance global brand recognition;
- research and development expenses, consisting primarily of salaries paid to research and development personnel at the Company's research and development centers and, to a lesser extent, expenses relating to the depreciation and maintenance of the equipment and materials used at the Company's research and development centers, increased by 30.5% to Won 959 billion (US$919 million) in 2004 from Won 735 billion in 2003. The increase in research and development expenses resulted principally from an increase in the number of research and development employees and an increase in wage rates;
- shipping and handling costs increased by 18.7% to Won 1,189 billion (US$1,139 million) in 2004 from Won 1,002 billion in 2003, resulting from increased sales volume and, to a lesser extent, increases in shipping rates; and
- labor costs, which exclude labor costs related to research and development personnel, increased by 12.4% to Won 886 billion (US$849 million) in 2004 from Won 788 billion in 2003, resulting from an

increase in the number of selling and administrative staff and increases in wage rates, employment benefits and bonuses.

Selling and administrative expenses as a percentage of sales decreased slightly to 17.4% in 2004 from 18.1% in 2003.

Operating Income (Loss) and Operating Margin

As a result of the cumulative effect of the factors described above, the Company's operating income increased by 35.6% to Won 3,291 billion (US$3,153 million) in 2004 from Won 2,427 billion in 2003 and the Company's operating margin increased to 7.6% from 6.8% in 2003. Positive contributions to operating income and margin improvement were offset to some extent by the adverse effect of the rapid appreciation in the value of the Won against the Dollar, which occurred mostly during the fourth quarter.

Business Segments

The following discussion of business segment operating income and margins does not reflect inter-Company sales.

Digital Display & Media. The Digital Display & Media business segment's operating income decreased by 19.9% to Won 371 billion (US$355 million) in 2004 from Won 463 billion in 2003 and the business segment's operating margin decreased to 2.3% in 2004 from 3.1% in 2003. The decrease in operating income was primarily due to an operating loss from PDPs in 2004, which was attributable primarily to a decrease in the average selling price of the Company's PDPs as a result of highly competitive PDP market conditions and an appreciation in the value of the Won against the Dollar, which reduced the Won value of Dollar-denominated overseas sales.

Digital Appliance. The Digital Appliance business segment's operating income decreased by 10.7% to Won 507 billion (US$486 million) in 2004 from Won 568 billion in 2003 and the business segment's operating margin decreased to 5.0% in 2004 from 6.6% in 2003. The decrease in operating income was primarily due to operating loss from cooking appliances in 2004, which in turn was attributable primarily to increased competition.

Mobile Communication. The Mobile Communication business segment's operating income increased by 97.8% to Won 617 billion (US$591 million) in 2004 from Won 312 billion in 2003 and the business segment's operating margin increased to 6.5% in 2004 from 3.6% in 2003. The increase in operating income was due principally to the 170.0% increase in sales of GSM handsets discussed above, which provided relatively high margins.

TFT-LCD. The Company's operating income from TFT-LCD sales attributable to LG.Philips LCD increased by 57.0% to Won 1,728 billion (US$1,655 million) in 2004 from Won 1,101 billion in 2003, and operating margins increased to 20.8% in 2004 from 18.1% in 2003. The increase in operating income was due to increased sales that outweighed the increase in costs.

Non-operating Income (Expense)

Non-operating income (expense) includes primarily net interest expenses, net foreign exchange gains (losses), equity in losses of affiliates, net losses on disposal of property, plant and equipment and net gains (losses) on disposal of investments. The Company's total net non-operating expenses decreased by 61.8% to Won 369 billion (US$354 million) in 2004 from Won 965 billion in 2003, primarily due to:

- a decrease in equity losses from affiliates of 81.6% to Won 106 billion (US$102 million) in 2004 from Won 576 billion in 2003 reflecting improvement in the results of operations of LG.Philips Displays;

- an increase in net foreign exchange gains of 478.6% to Won 162 billion (US$155 million) in 2004 from Won 28 billion in 2003 due to the appreciation of the Won against the Dollar in which a significant portion of the Company's debt is denominated; and
- a decrease in net interest expenses of 19.5% to Won 268 billion (US$257 million) in 2004 from Won 333 billion in 2003 resulting primarily from lower interest rates and the appreciation of the Won against the Dollar, in which a significant amount of the Company's interest expenses are denominated,

which more than offset the effects of an increase in net losses on disposals of investments to Won 70 billion (US$67 million) in 2004 from Won 3 billion in 2003 caused primarily by losses on the sale of shares of LG Investment & Securities and KT Corporation in 2004, and a 62.8% increase in net losses on disposals of property, plant and equipment to Won 114 billion (US$109 million) in 2004 from Won 70 billion in 2003.

Income Tax

The Company's statutory income tax rate, including residential surtax, remained unchanged at 29.7%. Income tax expense increased by 80.3% to Won 402 billion (US$385 million) in 2004 from Won 223 billion in 2003 primarily due to a 99.9% increase in income before taxes to Won 2,922 billion (US$2,799 million) in 2004 from Won 1,462 billion in 2003. The Company's effective tax rate in 2004 decreased to 13.8% from an effective tax rate of 15.2% in 2003. The Company's effective tax rate in both years was lower than the statutory rate primarily due to tax credits and lower tax rates for LG.Philips LCD. See note 22 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

Net Income (Loss)

As a result of the cumulative effects of the factors discussed above, the Company's net income increased 128.2% to Won 1,609 billion (US$1,541 million) in 2004 from Won 705 billion in 2003.

2003 Compared to 2002

Sales

The Company's sales in 2003 amounted to Won 35,595 billion, representing an increase of 21.3% from 2002 sales of Won 29,333 billion. This increase reflected sales growth in each of the Company's business segments and was mainly attributable to strong sales of TVs, monitors, and CDMA and GSM handsets, and a large increase in LG.Philips LCD's sales.

Business Segments

The following discussion of business segment sales does not reflect inter-Company sales and the discussion of divisional sales does not reflect intra-business segment sales.

Digital Display & Media. Digital Display & Media product sales, which accounted for 42.1% of the Company's sales in 2003, increased by 19.0% to Won 14,999 billion from Won 12,599 billion in 2002, due principally to:

- a 38.2% increase in monitor sales to Won 3,505 billion in 2003 from Won 2,536 billion in 2002;
- a 19.5% increase in TV sales to Won 4,196 billion in 2003 from Won 3,512 billion in 2002;
- a 12.8% increase in A/V sales, including increased sales of DVD players and recorders, to Won 2,589 billion in 2003 from Won 2,295 billion in 2002; and
- a 9.4% increase in optical storage sales to Won 2,456 billion in 2003 from Won 2,245 billion in 2002,

which were partially offset by a 2.7% decrease in PC sales to Won 1,655 billion in 2003 from Won 1,701 billion in 2002.

Digital Appliance. Digital Appliance sales, which accounted for 24.1% of the Company's sales in 2003, increased by 8.3% to Won 8,587 billion from Won 7,926 billion in 2002, due principally to:

- a 24.9% increase in washing machine sales to Won 1,451 billion in 2003 from Won 1,162 billion in 2002;
- a 12.0% increase in refrigerator sales to Won 2,180 billion in 2003 from Won 1,947 billion in 2002; and
- a 1.5% increase in air conditioner sales to Won 2,783 billion in 2003 from Won 2,743 billion in 2002,

which were partially offset by a 6.0% decrease in cooking appliance sales to Won 1,193 billion in 2003 from Won 1,270 billion in 2002.

Mobile Communication. Mobile Communication sales, which accounted for 18.4% of the Company's sales in 2003, increased by 39.7% to Won 6,563 billion in 2003 from Won 4,699 billion in 2002, due principally to:

- a 40.5% increase in CDMA handset sales to Won 4,619 billion in 2003 from Won 3,288 billion in 2002; and
- a 151.6% increase in GSM handset sales to Won 1,295 billion in 2003 from Won 515 billion in 2002,

which were partially offset by a 16.2% decrease in telecommunication system sales to Won 818 billion in 2003 from Won 975 billion in 2002.

TFT-LCD. The Company's sales of TFT-LCD from LG.Philips LCD, which accounted for 17.1% of the Company's sales in 2003, increased by 71.0% to Won 6,098 billion from Won 3,567 billion, due primarily to increased sales volume of large-size panels for notebook computers, desktop monitors and TVs.

Geographic Areas

Overseas sales, which constituted 83.0% of the Company's sales in 2003, increased by 35.6% to Won 29,555 billion from Won 21,798 billion in 2002, led by growth in sales in North America, Europe, Asia and China of 39.7%, 53.5%, 24.1% and 47.6%, respectively. Domestic sales, which constituted 17.0% of the Company's sales in 2003, decreased by 19.8% to Won 6,040 billion from Won 7,535 billion in 2002.

Cost of Sales

Cost of sales increased by 18.9% to Won 26,720 billion in 2003 from Won 22,479 billion in 2002. As a percentage of sales, cost of sales decreased to 75.1% in 2003 from 76.6% in 2002. The increase in the Company's cost of sales in 2003 was attributable to increases in:

- raw material costs, resulting from an overall increase in sales volume;
- labor costs, resulting from an increase in the number of employees and an increase in wage rates and special performance bonuses; and
- depreciation expenses, resulting from the commencement of depreciation of LG.Philips LCD's fifth fabrication facility, which began commercial production in May 2003, partially offset by lower depreciation of its first and second fabrication facilities.

Gross Profit (Loss) and Gross Margin

As a result of the cumulative effect of the factors described above, the Company's gross profit in 2003 increased by 29.4% to Won 8,874 billion from Won 6,854 billion in 2002 and gross margin increased to 24.9% in 2003 from 23.4% in 2002.

Selling and Administrative Expenses

Selling and administrative expenses increased by 20.2% to Won 6,447 billion in 2003 from Won 5,363 billion in 2002. The increase in selling and administrative expenses in 2003 was attributable primarily to the following factors:

- shipping and handling costs increased by 51.4% to Won 1,002 billion in 2003 from Won 662 billion in 2002, resulting from increased sales volume, especially of lager size products such as TVs, air conditioners, refrigerators and washing machines, and, to a lesser extent, increases in shipping rates and sales to more geographically distant markets such as Europe and North America;

- after-sales service expenses increased by 68.6% to Won 715 billion in 2003 from Won 424 billion in 2002, resulting from increased product sales, as well as a change in the Company's accounting policies pursuant to which the Company began recording a provision for future after-sales service expense for the entire warranty period at the time of sale and additionally increased the length of time for which warranty service is provided;

- fees expenses, including consulting fees, increased by 68.2% to Won 661 billion in 2003 from Won 393 billion in 2002, resulting primarily from increased commissions to selling agents and fees to consultants of the Company; and

- research and development expenses increased by 24.6% to Won 735 billion in 2003 from Won 590 billion in 2002, resulting from an increase in the number of research and development employees in Korea and an increase in wage rates.

Labor costs, which exclude labor costs related to research and development personnel, decreased by 10.7% to Won 788 billion in 2003 from Won 882 billion in 2002. Advertising expenses were relatively unchanged at Won 1,502 billion in 2003 compared to Won 1,500 billion in 2002. As a percentage of sales, selling and administrative expenses decreased to 18.1% from 18.3% in 2002.

Operating Income (Loss) and Operating Margin

As a result of the cumulative effect of the factors described above, the Company's operating income increased by 62.8% to Won 2,427 billion from Won 1,491 billion in 2002 and the Company's operating margin increased to 6.8% in 2003 from 5.1% in 2002.

Business Segments

The following discussion of business segment operating income and margin does not reflect inter-Company sales.

Digital Display & Media. The Digital Display & Media business segment's operating income increased by 184.1% to Won 463 billion in 2003 from Won 163 billion in 2002 and the business segment's operating margin increased to 3.1% in 2003 from 1.3% in 2002. The increase in operating income was due to operating income growth from each of the Company's Digital Display & Media products, but was primarily due to operating income from PDPs and monitors in 2003 compared to operating losses in 2002, resulting from large capital investments in production of these products in 2002 which permitted the Company to meet high consumer demand with low pricing pressure in 2003.

Digital Appliance. The Digital Appliance business segment's operating income decreased by 23.7% to Won 568 billion in 2003 from Won 744 billion in 2002 and the business segment's operating margin decreased to 6.6% in 2003 from 9.4% in 2002. The decrease in operating income was due to decreases in operating income from air conditioners and refrigerators, which more than offset an increase in operating income from increased sales of washing machines.

Mobile Communication. The Mobile Communication business segment's operating income increased by 21.9% to Won 312 billion in 2003 from Won 256 billion in 2002, but the business segment's operating margin decreased to 4.8% in 2003 from 5.4% in 2002. The increase in operating income was due to a decrease in operating income from CDMA handsets, resulting from significantly higher raw material costs associated with production of advanced handsets that failed to gain market share, which was partially offset by an increase in operating income from telecommunication systems.

TFT-LCD. The Company's operating income from TFT-LCD sales made by LG.Philips LCD increased by 290.4% to Won 1,101 billion in 2003 from Won 282 billion in 2002 and operating margin increased to 18.1% in 2003 from 7.9% in 2002. The increase in operating income was due to increased sales which outpaced the increase in costs.

Non-operating Income (Expense)

The Company's total net non-operating expense increased by 93.4% from Won 499 billion in 2002 to Won 965 billion in 2003, primarily due to:

- an increase in net losses on equity in losses of affiliates (including LG.Philips Displays) of 60.4% to Won 576 billion in 2003 from Won 359 billion in 2002 primarily due to an increase in losses resulting from the Company's investment in LG.Philips Displays;
- a net gain on disposal of the Company's CRT division of Won 140 billion in 2002 relating to payment by Philips of a price adjustment based on the final value determination of the assets and liabilities contributed to the LG.Philips Displays joint venture; and
- a decrease of 72.3% in net foreign exchange gains to Won 28 billion in 2003 from Won 101 billion in 2002 primarily due to the lower rate of appreciation of the Won against the Dollar, in which a significant portion of the Company's debt is denominated, in 2003 compared to 2002,

which more than offset the effect of a decrease in net interest expense of 6.2% to Won 333 billion in 2003 from Won 355 billion in 2002 resulting primarily from lower interest rates, and a 22.2% decrease in net loss on disposal of property, plant and equipment to Won 70 billion in 2003 from Won 90 billion in 2002.

Income Tax

The Company's statutory income tax, including residential surtax, remained unchanged at 29.7%. Income tax expense decreased by 7.5% to Won 223 billion in 2003 from Won 241 billion in 2002, despite a 47.4% increase in income before income taxes to Won 1,462 billion in 2003 from Won 992 billion in 2002, primarily due to the effect of deferred income taxes. For the same reason, the Company's effective tax rate in 2003 decreased to 15.2% from an effective tax rate of 24.4% in 2002. The Company's effective tax rate in both years was lower than the statutory rate primarily due to tax credits and lower tax rates for LG.Philips LCD. See note 22 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

Net Income (Loss)

As a result of the cumulative effect of the reasons discussed above, the Company's net income increased by 16.0% to Won 705 billion in 2003 from Won 608 billion in 2002.

Liquidity and Capital Resources

The following table sets forth the summary of the Company's cash flows for the periods indicated:

	Year Ended December 31,			
	2002	2003	2004	2004
	(in billions of Won)			(in millions of Dollars)
Net cash provided by operating activities	₩2,316	₩2,641	₩3,647	US$3,494
Net cash used in investing activities	1,123	3,294	5,936	5,687
Net cash provided by (used in) financing activities	(433)	1,252	3,419	3,275
Cash and cash equivalents at beginning of period	143	903	1,582	1,516
Cash and cash equivalents at end of period	903	1,582	2,716	2,602
Net increase in cash and cash equivalents	760	679	1,134	1,086

Capital Requirements

In the last three years, the Company's principal sources of funds have been free cash flow from operating activities and debt financing.

Total long-term debt (including debentures and the current portion of long term debt and debentures, but net of discounts on debentures and adjustments for convertible rights) was Won 4,753 billion, Won 5,745 billion and Won 6,451 billion (US$6,180 million) as of December 31, 2002, 2003 and 2004, respectively. Such long-term debt was used primarily to fund operations and capital expenditures, as well as to repay maturing debt. The Company issued US$287.5 million and US$250 million aggregate principal amount of convertible bonds in 2003 and 2004, respectively. In addition, the Company issued Won 1,203 billion and Won 917 billion of debentures in 2003 and 2004, respectively. In 2004, the Company also borrowed US$60 million and €144 million against two US$30 million and one €287 million secured credit facilities for PDP capital expenditures.

Net cash provided by operating activities amounted to Won 2,316 billion, Won 2,641 billion and Won 3,647 billion (US$3,494 million) in 2002, 2003 and 2004, respectively. The increase in net cash provided by operating activities increased in line with the increase in the Company's net income from Won 608 billion in 2002 to Won 705 billion in 2003 to Won 1,609 billion (US$1,541 million) in 2004, as adjusted for an add-back of Won 1,663 billion, Won 1,827 billion and Won 2,205 billion (US$2,112 million) in 2002, 2003, and 2004, respectively, in depreciation and amortization as a non-cash item, which was partially offset by an increase in accounts receivable in the amount of Won 684 billion, Won 1,097 billion and Won 385 billion (US$369 million) in 2002, 2003 and 2004, respectively. The increase in net cash provided by operating activities was also partially reduced by an increase in inventories in the amount of Won 604 billion, Won 1,049 billion and Won 1,052 billion (US$1,008 million) in 2002, 2003 and 2004, respectively, which reflected a higher level of finished products, work-in-process and raw materials as a result of increased sales activities and projected demand growth for the following years, as well as a higher proportion of high end products in the composition of the Company's inventory. While cash flows were positively affected by increases in accounts and notes payable in 2002 and 2003 in the amounts of Won 735 billion and Won 767 billion, respectively, in 2004 cash flows were negatively affected by a decrease in accounts and notes payable in the amount of Won 434 billion (US$416 million).

Uses of cash by the Company in investing activities amounted to Won 1,123 billion, Won 3,294 billion and Won 5,936 billion (US$5,687 million) in 2002, 2003 and 2004, respectively. Net cash used in investing activities primarily reflected the acquisitions of property, plant and equipment, which amounted to Won 1,610 billion, Won 2,741 billion and Won 5,607 billion (US$5,372 million) in 2002, 2003 and 2004, respectively, in

connection with the expansion of the Company's production capacity, mainly relating to construction of new fabrication facilities and acquisition of new equipment.

The following table sets forth the capital expenditures of the Company, both as a gross amount and net of disposal of property, plant and equipment for the periods indicated.

	Year Ended December 31,		
	2002	2003	2004
		(in billions of Won)	
Gross	₩2,050	₩3,280	₩5,724
Net	1,610	2,741	5,607

For the three years ended December 31, 2004, the Company's capital expenditures included the construction of a PDP production facility at its Gumi plant, retooling and expansion of GSM handset production at its Cheongju plant, the development of forms for new models at its Changwon plant, the retooling and expansion of a number of its production lines, factory automation and the purchase of equipment for use in research and development.

The following table sets forth the details of LGE's major capital expenditure projects currently in progress.

Project	Estimated Cost	Amount Expended as of December 31, 2004	Expected Year of Completion
	(in billions of Won)		
Gumi Plant			
Expansion of PDP facility	₩1,014	₩541	2005
Seoul and Cheongju Plant			
Install and update mobile handsets equipment	96	96	2004
Changwon Plant			
Install and update machines and forms	86	86	2004
Investment in IT and facility	65	65	2004
Osan Plant			
Expansion of PCB facility	52	8	2005

In March 2004, LG.Philips LCD broke ground on a new TFT-LCD display cluster to be developed in Paju, Korea where LG.Philips LCD is building its seventh fabrication facility ("**P7**"), which is designed to process 1,950 x 2,250 mm glass substrates and has a design capacity of 90,000 sheets per month. LG.Philips LCD plans to commence mass production at P7 with an initial design capacity of 45,000 sheets per month during the first half of 2006. LG.Philips LCD may expand P7's capacity to 90,000 sheets per month depending on future market and other conditions. LG.Philips LCD currently estimates that the construction and build-out of P7, at a total capacity of 90,000 sheets per month, will cost approximately Won 5.3 trillion in the aggregate. In addition, LG.Philips LCD is currently installing equipment in its sixth fabrication facility ("**P6**"), to be known as AP1, for the manufacture of display panels using low temperature polysilicon technology. LG.Philips LCD currently estimates that the equipping of AP1 will cost approximately Won 202.6 billion. LG.Philips LCD plans to commence mass production at AP1 in the first half of 2005.

Although the Company has not made any firm commitments on its future investments, the Company expects that the total capital expenditures for LGE (on a non-consolidated basis) will amount to approximately Won 1,800 billion and on a consolidated basis approximately Won 7,000 billion in 2005. Total capital expenditures for LGE (on a non-consolidated basis) were Won 1,113 billion (US$1,066 million) in 2004, and Won 759 billion and Won 568 billion in 2003 and 2002, respectively, and on a consolidated basis were Won 5,724 billion (US$5,484 million) in 2004, and Won 3,280 billion and Won 2,050 billion in 2003 and 2002, respectively. The actual amounts expended on capital investment may differ based on market conditions at the time of such expenditures, especially with respect to consumer electronics products.

Property, plant and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the useful life of the assets. A substantial portion of the Company's property, plant and equipment are pledged as collateral for various loans, up to a maximum equivalent amount of approximately Won 1,086 billion. The Company intends to fund its capital requirements associated with future capacity expansion projects and maintenance associated with current facilities with the cash flow from operations and other financing activities, such as external long-term borrowings and securities offerings. The actual amounts expended on capital investment may vary based on market conditions at the time of such expenditures.

The Company also expended Won 871 billion, Won 1,096 billion and Won 1,543 billion (US$1,478 million) on research and development in 2002, 2003 and 2004, respectively. These amounts represented 3.0%, 3.1% and 3.6% of the Company's sales in 2002, 2003 and 2004, respectively. The Company expects that research and development expenditures will remain the same as a percentage of sales at approximately 3.6%. The research and development expenditures of the Company (on a non-consolidated basis) are estimated to be approximately Won 1,700 billion and on a consolidated basis to be approximately Won 2,500 billion in 2005. See "Business—Research and Development."

In addition to the Company's funding requirements relating to its capital investment and research and development programs, payments of the principal of and interest on indebtedness will require substantial resources. For the years ended December 31, 2002, 2003 and 2004, the Company used Won 839 billion, Won 898 billion and Won 1,498 billion (US$1,435 million), respectively, of cash for repayments of outstanding long-term debt. The following table sets forth the Company's principal repayment obligations with respect to long-term debt (including current maturities of long-term debt) outstanding as of December 31, 2004:

	Debentures and Convertible Bonds	Long-term Debt	Total
		(in billions of Won)	
For the year ending December 31,			
2005	₩ 904(1)	₩ 111	₩1,015
2006	2,046	257	2,303
2007	1,344	250	1,594
2008	340	279	619
2009	750	163	913
2010 and thereafter	—	88	88
Totals	₩5,384	₩1,148	₩6,532

(1) Includes a US$200 million floating rate note that the Company repaid on May 31, 2005.

In 2002, 2003 and 2004, the Company expended Won 329 billion, Won 44 billion and Won 285 billion (US$273 million) for net acquisitions of investments in securities and equity method investments. The investments in 2004 were primarily for capital injections into LG.Philips Displays. See "Business—Overseas Investments."

The Company may in the future make additional investments in subsidiaries and affiliated companies, particularly in overseas production and distribution facilities. See "Business—Investments and Subsidiaries." The Company will review any such investments or other opportunities in light of general business conditions, its capital requirements at the time and the availability of financing therefore on commercially reasonable terms.

Cash dividends paid by the Company in 2002, 2003 and 2004 to holders of record of the Common Shares and the Non-Voting Shares on December 31 of the preceding year amounted to Won 107 billion, Won 157 billion and Won 197 billion (US$189 million), respectively.

Capital Resources

The Company intends to rely primarily upon working capital provided by operations and other financing activities, such as long-term debt and securities offerings, to meet its future working capital and other capital

requirements. However, as discussed below, the Company also must rely on short-term borrowings, and may, from time to time, issue capital stock to meet such requirements.

In 2004, the Company incurred long-term indebtedness of Won 2,249 billion (US$2,155 million), a substantial portion of which was denominated in foreign currencies, mostly Dollars. The Company anticipates that long-term debt will increase in future years to fund at least a portion of its capital expenditures and other activities not funded by operations, and to refinance short-term and long-term debt. On January 28, 2005 and on April 7, 2005, the Company drew down €71 million and €67 million, respectively, on a facility financing line and on May 27, 2005, the Company took out a 3-year bank loan in the amount of US$300 million to repay a US$200 million floating rate note. In addition, the Company's consolidated subsidiaries, including LG.Philips LCD, may borrow additional amounts on a long-term basis. In April 2005, LG.Philips LCD incurred indebtedness of US$475 million through a convertible bond offering and, in March 2005, it incurred indebtedness of Won 400 billion through a fixed rate bond offering.

To satisfy its liquidity and other funding requirements in the foreseeable future to the extent that such requirements are not met by funds generated from operations, the Company may issue in the domestic or international capital markets additional equity and debt securities or may incur additional bond borrowings denominated in Won or foreign currencies or dispose of a portion of its assets, including investment securities. The ability of the Company to rely on these sources of funding could be affected by its results of operations and financial position and by the liquidity of the Korean and international financial markets or by the Government's policies regarding Won currency and foreign currency borrowings. Such Government policies can affect the Company's ability to borrow and its access to domestic and foreign securities markets or restrict the use of proceeds from such financings, and can require the Company to incur indebtedness from other sources which entail higher interest rates. Korean market and regulatory practice also has resulted in larger amounts of short-term borrowings and in long-term borrowings with shorter maturities that may increase the refinancing requirements of the Company. This practice exacerbates the interest rate risks facing the Company, as then-current interest rates may be higher than what might otherwise have been available had the Company been permitted to borrow at previously lower rates.

As of December 31, 2004, the Company had outstanding Won 5,862 billion (US$5,616 million) in short-term borrowings, compared to Won 4,185 billion as of December 31, 2003.

No commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20.0% of shareholders' equity. In addition, no commercial bank in Korea may extend credit exceeding 25.0% of the bank's shareholders' equity to any one borrower and to any person with whom the borrower shares a credit risk. The Company believes that it has never operated near its limit with any such bank. Alternative sources of financing available to the Company include loans from insurance companies, merchant banks and short-term investment and finance companies.

The Company's total shareholders' equity increased from Won 3,943 billion as of December 31, 2002 to Won 5,230 billion as of December 31, 2003 and Won 8,735 billion (US$8,368 million) as of December 31, 2004. Such growth was attributable primarily to increases in minority interest in consolidated subsidiaries, and to growth in retained earnings.

Liquidity

The Company requires working capital as a result of, and its liquidity is affected by, its significant capital expenditures, expenditures for overseas investments, expenditures for research and development, its debt service requirements, and its need to meet operating expenses. To the extent that funds from operations have not covered these liquidity requirements, the Company has availed itself of borrowing opportunities, including on a short-term basis.

The Company had a working capital (current assets minus current liabilities) deficit of Won 2,402 billion, Won 1,672 billion and Won 135 billion (US$129 million), respectively, as of December 31, 2002, 2003 and

2004. The Company has had, and believes that it will continue to have, access to borrowings to cover working capital requirements not satisfied by funds from operations. However, a worsening of the Company's results of operations or financial condition could adversely affect the availability of such funding and the Company's liquidity.

The Company's liquidity is also affected by exchange rate fluctuations. Overseas sales were denominated entirely in foreign currencies and accounted for 74.3%, 83.0% and 86.4% of total sales of the Company in 2002, 2003 and 2004, respectively. As of December 31, 2004, 39.3% of the Company's long-term debt (including the current portion thereof) was denominated in foreign currencies, and the Company intends to continue to raise substantial amounts of capital through long-term foreign currency borrowings.

The Company often uses the financial markets to hedge its foreign currency receivables or payables and interest rate exposure and may from time to time in the future enter into additional hedging arrangements. As of December 31, 2004, the Company had entered into forward exchange contracts relating to an aggregate nominal amount of an equivalent of approximately US$373 million and €48 million. No assurance can be given that the Company will not incur losses under its existing swap transactions or any such or other derivative product transactions entered into in the future. See note 17 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

The Company had cash and cash equivalents of Won 903 billion, Won 1,582 billion, and Won 2,716 billion (US$2,602 million) as of December 31, 2002, 2003 and 2004, respectively. The Company's short-term borrowings (not including current portion of long-term debt) totaled Won 5,862 billion (US$5,616 million) as of December 31, 2004, compared to Won 4,185 billion as of December 31, 2003 and Won 3,767 billion as of December 31, 2002. The Company believes that it has credit sources sufficient to cover its anticipated short-term and long-term borrowing needs, including any necessary refinancing of such debt, and that it will be able to refinance such obligations on satisfactory terms. However, any inability to do so could have a material adverse effect on the Company and its liquidity.

As of December 31, 2004, the Company had total available bank overdraft facilities of Won 609 billion (US$583 million), of which Won 511 billion (US$490 million) was available to the Company (on a non-consolidated basis) and none of which Won 511 billion had been drawn down as of the date of this offering circular.

As of December 31, 2004, approximately Won 1,086 billion (US$1,040 million) of the Company's property, plant and equipment and certain of the Company's investments were pledged as collateral for certain short-term and long-term loans. See note 11 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

As of December 31, 2004, the Company had a maximum potential exposure in respect of guaranteed obligations, including debt and loan facilities, amounting to Won 56 billion (US$54 million), of which Won 52 billion (US$50 million) was a guarantee by the Company in respect of obligations of LG.Philips Displays. See note 17 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

Material Related Party Transactions

The Company has entered into significant transactions in the ordinary course of business with its subsidiaries and affiliated companies. See "Business—Certain Relationships and Related Party Transactions" and note 25 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

Off Balance Sheet Arrangements

The Company has not engaged in any material off-balance sheet financing activities to finance the Company's operations or expansion. From time to time, the Company enters into various foreign currency derivatives contracts, including foreign currency forward contracts and cross currency swap contracts, to hedge

risks related to changes in currency exchange rates and interest rates. These contracts are not reflected on the Company's balance sheet. The Company's other off-balance sheet arrangements comprise of guarantees and operating leases entered into in the ordinary course of business. See note 17 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

Market Risks

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. The Company is exposed to various financial market risks in its ordinary course business transactions, primarily from changes in interest rates and foreign exchange rates, and the Company utilizes derivative financial instruments to mitigate these risks. The Company also used various derivative instruments, principally forward contracts with maturities of one year or less, to manage the Company's exposure associated with net asset and liability positions and cash flows denominated in foreign currencies. The Company has used, and intends to continue to use, these derivative financial instruments only for hedging purposes and not for speculative purposes.

The Company's primary market risk exposures relate to interest rate movements on variable rate borrowings and exchange rate movements on foreign currency-denominated accounts receivable, mostly denominated in Dollars and Japanese Yen, and foreign currency-denominated accounts payable for purchases of raw materials and equipment, primarily denominated in Japanese Yen. The fair value of the Company's financial instruments has been determined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices where available.

Interest Rate Risks

The Company's exposure to interest rate risks relates primarily to its long-term debt obligations, which are typically incurred to fund capital expenditures, as well as for working capital and other general corporate purposes. As of December 31, 2004, the Company has outstanding long-term debt, including current portion, in the amount of Won 6,451 billion (US$6,180 million). The Company has not entered into derivative transactions with regard to interest rates for its existing Dollar-denominated floating rate notes; however, it may enter into such arrangements in the future.

The Company may be exposed to interest rate risks on additional debt financing that it may periodically undertake to fund capital expenditures required for its capacity expansion. Upward fluctuations in interest rates increase the cost of new debt. The interest rate that the Company will be able to obtain in a new debt financing will depend on market conditions at that time and may differ from the rates it has secured on its current debt.

As of December 31, 2004, the Company (on a non-consolidated basis) had Won 828 billion (US$798 million) aggregate principal amount of floating rate notes and term loans. The table below provides information about financial instruments of the Company (on a non-consolidated basis) that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is limited to floating rate notes and term loans, and the Company believes that a change in the effective interest rate could have an adverse impact on its cash flows on a non-consolidated basis. The Company (on a non-consolidated basis) currently does not have any capital lease obligations.

	Expected Year of Maturity				
	2005	2006	2007	2008 and thereafter	Total
	(in billions of Won, except interest rate)				
Long-term debt obligations					
Fixed rate (₩)	₩336	₩1,150	₩470	₩240	₩2,196
Average interest rate	4.9%	5.6%	4.9%	4.4%	
Variable rate (Euro)	—	₩ 34	₩ 68	₩102	₩ 204
Average interest rate		3.9%	3.9%	3.9%	
Variable rate (US$)[1]	₩313	₩ 174	₩ 23	₩ 22	₩ 532
Average interest rate	2.5%	3.3%	2.7%	2.7%	

(1) Does not include US$287,500,000 zero coupon convertible bonds due 2006 and US$250,000,000 zero coupon convertible bonds due 2007.

The table below provides information about LG.Philips LCD's financial instruments that are sensitive to changes in interest rates as of December 31, 2004. The risk associated with fluctuating interest expense is limited to LG.Philips LCD's Dollar-denominated senior floating rate notes and Dollar-denominated term loans. LG.Philips LCD currently does not have any capital lease obligations.

	Expected Year of Maturity				
	2005	2006	2007	2008 and thereafter	Total
	(in billions of Won, except interest rate)				
Long-term debt obligations					
Fixed rate (₩)[1]	—	₩225.7	₩329.4	₩883.0	₩1,438.1
Average interest rate		6.0%	5.1%	4.6%	
Fixed rate (RMB)	—	—	—	₩ 18.2	₩ 18.2
Average interest rate				5.2%	
Variable rate (US$)[2]	₩213.0	₩218.9	₩231.3	₩ 86.6	₩ 749.8
Average interest rate	3.2%	3.2%	2.9%	3.4%	

(1) Does not include Won 400 billion 4.5% bonds issued in March 2005.

(2) Does not include US$475 million zero coupon convertible bonds issued in April 2005.

The Company's other subsidiaries from time to time incur indebtedness with fluctuating interest expenses that are subject to the risks referred to above. This debt is primarily in Won, Dollars and Euros.

Foreign Currency Risk

The primary foreign currencies to which the Company is exposed are the Dollar, the Euro and the Japanese Yen. The Company enters into short-term, foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on its results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes.

Based on the Company's overall foreign currency exposure as of December 31, 2004, including derivative financial instruments, foreign currency-denominated receivables and payables and Dollar denominated senior floating rate notes, the Company believes that an appreciation of the Dollar against the Korean Won or the Japanese Yen could have an adverse effect on the Company's financial condition, results of operations or cash flows.

The Company hedges against the effect of exchange rate fluctuations of the Dollar against the Korean Won on its Dollar debt exposure using cross-currency swap contracts and on the Company's long-term sales exposure using forward contracts. The Company has a global policy requiring foreign currency hedging. Each subsidiary is required to calculate its own net exposure to foreign currencies based on a formulation provided by the Company and to hedge between 20% and 40% of such exposure. In addition, LGE conducts internal audits of its subsidiaries to confirm compliance with its internal policies. LGE also selects and closely monitors the exposure and hedging status of subsidiaries that are especially at risk due to exposure to foreign currencies based on the currency, past performance and the size of the subsidiary. The Company itself will manage the foreign exchange hedging operations of those selected entities.

The table below sets forth the Company's outstanding foreign currency forward contracts on a non-consolidated basis as of December 31, 2004.

Foreign Currency Forward Contracts:

Contracts to sell US$/buy Korean ₩:	
Aggregate contract amount	US$198 million
Average contractual exchange rate	₩1090.1/US$1
Unrealized valuation gain (loss) (millions of Won)	₩9,584 million
Contracts to sell Euro/buy US$:	
Aggregate contract amount	€37 million
Average contractual exchange rate	€1.3085/US$1
Unrealized valuation gain (loss) (millions of Won)	₩(2,066) million
Contracts to sell US$/buy Japanese ¥:	
Aggregate contract amount	US$75 million
Average contractual exchange rate	¥104.6/US$1
Unrealized valuation gain (loss) (millions of Won)	₩1,378 million

Foreign Currency Cross Currency Swap

Contracts to sell Korean ₩ /buy US$:	
Aggregate contract amount	US$193 million
Average contractual exchange rate	₩1,176.4/US$1
Unrealized valuation gain (loss) (millions of Won)	₩29,884 million

Other Risks

The Company is exposed to credit risk in the event of non-performance by the counterparties under its foreign currency forward contracts at maturity. In order to minimize this risk, the Company limits the transaction amount with any one party and continually monitors the credit quality of the counterparties to these financial instruments. The Company does not anticipate any material losses from these contracts, and the Company believes the risk of non-performance by the counterparties under these contracts is remote.

The Company's credit policy typically requires payment within 30 to 90 days. LGE on a stand-alone basis manages its accounts receivable and credit exposure to customers by effecting the insurance of the Korea Export Insurance Corporation against losses from failure to export or non-payment of customers due to the political risks of the importing country and commercial risks of buyers. In addition, the Company establishes and manages credit limits for each customer in accordance with the Company's internal policies. To date the Company has not experienced any material problems relating to customer payments.

Inflation in Korea, which was 2.7% in 2002, 3.6% in 2003 and 3.6% in 2004, has not had a material impact on the Company's results of operations in recent years.

Significant Changes in Korean GAAP

The following is a summary of certain changes in Korean GAAP and the Company's accounting policies which affected the Company's preparation of financial information for the year ended December 31, 2003:

- Prior to January 1, 2003, the value of raw materials provided by the Company to subcontractors for assembly was recognized as sales, and the value of assembled materials provided by the subcontractors to the Company was recognized as cost of sales. Effective January 1, 2003, the Company no longer recognizes the value of raw material as sales or the value of assembled materials as cost of sales; instead, the Company only recognizes the value of assembly services as cost of sales; and

- Prior to April 1, 2003, the value of raw materials and components provided by suppliers authorized by Hewlett-Packard Company to the Company for manufacturing PCs were recognized as cost of sales, and the value of PCs provided by the Company to Hewlett-Packard Company were recognized as sales. Effective from April 1, 2003, the Company no longer recognizes the value of the raw materials and components as cost of sales or the value of the PCs as sales; instead, the Company only recognizes the amount actually paid by Hewlett-Packard Company to the Company for the PCs as sales.

The above changes resulted in a decrease of Won 1,244 billion in sales and a decrease of Won 1,244 billion in the cost of sales in 2003, compared to in 2002. The changes described above did not affect the Company's operating income and net income.

No significant changes in Korean GAAP or the Company's accounting policies affected the Company's preparation of financial information for the year ended December 31, 2004.

BUSINESS

Introduction

The Company is a leading international brand-name manufacturer of consumer electronics products and components and is one of Korea's largest exporters of such products. The Company produces and sells a broad range of consumer electronics and electronics related products, including TVs, monitors, DVD players and recorders, optical disk drives, A/V equipment, and home appliances, as well as IT and communication products, including mobile handsets, other telecommunications systems and equipment, and PCs. In addition, LG.Philips LCD, in which the Company holds a 44.6% interest and which is treated as a consolidated subsidiary under Korean GAAP, produces and sells TFT-LCD panels. In 2004, the Company was the world's number one producer of optical storage devices (according to Techno System Research ("**TSR**")), W-CDMA handsets (for the second half of 2004 according to Strategy Analytics Ltd.) and residential air conditioners (according to Fuji Kezai Co., Ltd.), and the number two producer of CDMA handsets (according to Strategy Analytics), PDP TVs (for the fourth quarter of 2004) and TFT-LCD panels (both according to DisplaySearch).

The Company's business was operated by Old LGE prior to the Demerger in April 2002 as described below. Old LGE was founded in 1958 and formally incorporated under the name "Goldstar Co., Ltd." on February 17, 1959 to manufacture and sell electric and electronic products. Effective from March 1, 1995, Old LGE's name was changed from Goldstar Co., Ltd. to "LG Electronics Inc." Since it developed and began manufacturing Korea's first transistor radio in 1959, Old LGE has been a domestic market leader in the consumer electronics industry. In 1999, Old LGE transferred its shares of LG Semicon Co., Ltd., its subsidiary manufacturing semiconductor products, to Hyundai Electronics Industries Co., Ltd. (presently known as Hynix Semiconductor Inc.) and established LG.Philips LCD, a 50/50 joint venture company with Philips, by spinning off its TFT-LCD division as part of its restructuring initiatives. LG.Philips LCD conducted an initial public offering in July 2004, as a result of which the Company's ownership decreased to 44.6%. In September 2000, Old LGE completed its merger with LG Information & Communications, Ltd. ("**LGIC**"), its affiliate manufacturing and selling mobile telecommunication systems, mobile handsets, electronic switching systems, transmission equipment and other related products. In June 2001, Old LGE spun off its digital devices business division and established LG.Philips Displays, a 50/50 joint venture company with Philips. On April 2, 2002, the Company was established as a result of the Demerger. After the completion of the Demerger, Old LGE changed its name from LG Electronics Inc. to LGEI. LGEI operated as a holding company until March 1, 2003, when it merged into its sister holding company, LG Chem Investment, Ltd. ("**LGCI**"), with LGCI as the surviving entity. LGCI became the holding company over the entire LG Group and changed its name to LG Corp.

Sales and other data presented herein have been prepared on a consolidated basis in accordance with Korean GAAP.

Strategy

The Company's primary strategic objective is to further develop its leading position in the businesses in which it operates. The Company's vision is to rank among the world's top three producers of consumer electronics, IT products, and telecommunication equipment and systems by 2010. The Company's strategy for implementing its vision is to further build its brand globally and expand its market share in its target markets while increasing profits and investing in a balanced portfolio of core product groups to secure future growth. Key components of this strategy include:

- *Further enhancing global brand recognition.* One of the Company's objectives has been to focus on the manufacture and development of high end products. The Company believes that these high end products are the key to enhancing brand image and awareness and sales in North America and Western Europe. An expanded presence in these developed markets is expected to complement the Company's existing strength in emerging markets such as Southeast Asia, China, India, Latin America, Eastern Europe and the CIS. The Company believes that this strategy will enhance its global

brand recognition and increase market share, while providing higher margins. The Company will be able to charge higher prices for these high end products because they are differentiated from other products in the market in terms of innovation, available features and design. Examples of the Company's high end products include advanced mobile handsets, digital television sets, side-by-side refrigerators and high end front-loading washing machines.

- *Continuing to invest in core competencies for growth.* The Company has made strong commitments in terms of personnel and capital to its research and development and product design operations. The Company believes that the development of new and advanced technologies as well as design concepts that reflect global consumer trends is the key to maintaining its competitiveness and continuing to evolve as a leading player in markets in which it operates. Through its research and development and design activities, the Company has developed new technologies and products in the consumer electronics field, including digital TVs, PDPs, internet enabled home appliances and W-CDMA mobile handsets and systems. The Company has established a network of research and development and design facilities across the world, including in its target markets, such as China, Russia, Italy and the United States, in order to better gauge local preferences and demand. This network of facilities also enhances the Company's ability to place its products in the market in a timely fashion such that it can maintain a competitive advantage.

- *Optimizing product mix to achieve both growth and stability.* The Company seeks to manage its portfolio of businesses to achieve a profitable balance between current products that generate stable cash flows and new technologies and products that will increase operating margins and future cash flows. For example, the Company's appliance division has stable margins that provide resources that are channelled into new high margin products, such as advanced mobile handsets, LCD TVs and PDPs, as well as "next generation" products. To improve profitability, the Company has also been seeking to reduce production costs. The Company has shifted production from Korea to certain overseas subsidiaries to take advantage of lower labor costs or regional trade liberalization.

- *Continuing to strengthen its financial profile.* Complementing the Company's objective of increasing earnings is its commitment to reducing its leverage levels and to strengthening its balance sheet. The Company will also seek to reduce its reliance on short term debt instruments and, commensurate with its improved credit position, refinance existing indebtedness on more favorable terms. In addition, by increasing the tenor of its debt to longer term borrowings, such as the Notes, the Company will be able to increase its financial flexibility to react to changes in general economic conditions and competitive pressures.

Business Segments

The Company's activities are currently organized into four business segments divided along industry lines as follows:

- Digital Display, which produces a broad range of digital display products such as TVs, monitors and PDPs;

- Digital Media, which produces a broad range of digital media products such as optical storage devices, A/V equipment and PCs;

- Digital Appliance, which produces a broad range of household appliances such as air conditioners, refrigerators, washing machines and microwave ovens; and

- Mobile Communication, which produces a broad range of mobile handsets, telecommunication equipment and PCBs.

In addition, LG.Philips LCD, which is treated as a consolidated subsidiary of the Company under Korean GAAP, produces TFT-LCD panels. See "—Investments and Subsidiaries—LG.Philips LCD."

Prior to January 1, 2005, the Company's business had been organized into three business segments, which consisted of Digital Display & Media, Digital Appliance and Mobile Communication. On January 1, 2005, the Company reorganized its business into four business segments by dividing the Digital Display & Media business into two business segments, the Digital Display business segment and the Digital Media business segment, in order to maximize the Company's ability to focus on these growing businesses. In addition, the Company moved the PCB division from the Digital Display & Media business segment to the Mobile Communication business segment. Before 2004, PC manufacturing was included in the Mobile Communication business segment but it was moved to the Digital Display & Media business segment on January 1, 2004 and became a part of the Digital Media business segment when the Digital Display & Media business segment was reorganized on January 1, 2005.

The discussion of business segment sales numbers below does not reflect inter-business segment sales and the discussion of divisional sales numbers below does not reflect inter-business segment sales.

Digital Display Business

The Company's Digital Display business segment produces a broad range of digital display products for sale in the domestic and export markets. The Company's digital display product sales, which constituted 23.3% of the Company's total sales in 2004, amounted to Won 10,077 billion (US$9,654 million) in 2004. The Company produces its display products mainly at its Gumi plant in Korea, but also produces products at 17 other manufacturing plants around the world. See "—Production Facilities." The Company's key product lines in the Digital Display business segment are Digital TVs and TFT-LCD monitors.

The Digital Display business segment is currently organized into three divisions as follows:

- *TV Division*;
- *Monitor Division*; and
- *PDP Division.*

TVs

The Company is one of the leading manufacturers of TVs in Korea and in the world. The vast majority of the Company's sales of TVs in 2004 were made in the international market. The Company's TV sales, which constituted 10.9% of the Company's total sales in 2004, amounted to Won 4,711 billion (US$4,513 million) in 2004. The Company's major overseas markets for TVs are Europe, Asia and North America.

The Company's TVs range in size from miniature to large-screen and projection models, and incorporate a variety of features, including integrated video cassette recorders ("**VCRs**"), "picture-in-picture" capability and closed caption capability, which permits reception of captions broadcast for the hearing-impaired. The Company also produces technologically advanced TV products, including digital TVs (including extended- and high-definition TVs and PDP TVs); super flat TVs and products incorporating TFT-LCD panels, which are thin color-display panels; a multimedia TV product equipped with a video compact disc ("**VCD**") player; and TFT-LCD projectors. According to DisplaySearch, the Company was the number two producer of PDP TVs in the world with a global market share of 14.5% in the fourth quarter of 2004 in terms of units shipped. The Company sources its components internally for many of these technologically advanced products. The Company is also one of the leaders in the development of digital TVs, which have five times higher resolution, and can transmit significantly more data, than analog TVs. The Company is focusing its research and development efforts with respect to TVs on the development of components and technologies for digital TVs (including high-definition TVs and PDP TVs). See "—Research and Development."

Monitors

The Company is one of the world's largest manufacturers of monitors (including CRT monitors and TFT-LCD monitors) by sales volume. The Company's sales of monitors amounted to 17 million units in 2004, of which 95.8% were sold overseas. The Company's monitor sales, which constituted 10.1% of the Company's total sales in 2004, amounted to Won 4,380 billion (US$4,196 million) in 2004. In 2004, the Company increased its sales of high end, large-screen color monitors.

Production of monitors, which was started in 1984 by Old LGE, currently includes conventional CRT monitors, flat CRT monitors and TFT-LCD monitors, for which the main display components are sourced internally through the Company's subsidiaries. In response to the changing demands of the multimedia market, the Company has introduced several monitors, including multi-function monitors with wide screens, fast response times, three dimensional sound systems, and picture-in-picture and split-screen functions.

PDPs

PDPs, which are mostly used in TVs, are also one of the Company's next generation products. The Company's PDP sales, which constituted 2.3% of the Company's total sales in 2004, amounted to Won 987 billion (US$946 million) in 2004.

The appeal of PDPs lies in their large screen size and thin depth relative to other flat panel displays. The Company is currently undertaking research and development to reduce operating voltage and power consumption and increase color brightness to increase the appeal of PDPs in relation to TFT-LCDs. In addition, the Company is developing low-cost mass production processes in order to drive mass-market demand. PDPs currently manufactured by the Company range in diagonal viewing area from 42 to 80 inches. In 2004, of the 0.8 million units of PDPs sold by the Company, approximately 50% were used by the Company for internal production of PDP TVs. The Company exports its PDPs primarily to Europe and other countries in Asia.

Digital Media Business

The Company's Digital Media business segment produces a broad range of digital media products for sale in the domestic and export markets. The Company's digital media product sales, which constituted 14.9% of the Company's total sales in 2004, amounted to Won 6,452 billion (US$6,181 million) in 2004. The Company produces its digital media products mainly at its Pyungtaik plant in Korea and four offshore manufacturing plants located in China and Indonesia. See "—Production Facilities." The Company's key product lines in the Digital Media business segment are DVD writers and DVD players and recorders.

The Digital Media business segment is currently organized into three divisions as follows:

- *Optical Storage (or Optical Disk Drive) Division*;
- *Audio and Video Division*; and
- *PCs*.

Optical Storage Devices (or Optical Disk Drives)

The Company is the world's leading manufacturer of optical storage devices (according to TSR), including compact disc read-only memory ("**CD-ROM**") drives, CD-recordable/rewritable ("**CD-R/RW**") drives, DVD read-only memory ("**DVD-ROM**") drives, combination drives that combine the functions of a CD-R/RW drive and a DVD-ROM drive ("**Combo drive**") and DVD writers through its non-consolidated subsidiary Hitachi-LG Data Storage Inc. ("**HLDS**"). In 2004, approximately 98% of the Company's optical storage devices were sold in the international market. The Company's share of the international optical storage device market in 2004 was

approximately 29% in terms of sales volume according to TSR. The Company's optical storage device sales, which constituted 5.5% of the Company's total sales in 2004, amounted to Won 2,378 billion (US$2,278 million) in 2004.

The Company has held a leading market share in CD-ROM drives globally since 1998 and was among the first to begin commercial production of a number of high end optical storage products, including CD-R/RW in March 1999, a 24x-speed CD-R/RW drive for notebook PC use in 2001, and a slim 52x-speed CD-R/RW drive in 2002. Key parts are specially designed to be both compact and efficient in terms of power consumption. The Company exports its CD-ROM and CD-R/RW drives primarily to North America, Europe and Asia.

The Company offers the most advanced DVD-related optical storage devices, including a combo drive which supports 24x-speed CD-R, 24x-speed CD-RW, 10x-speed CD-ROM and 8x-speed DVD-ROM functions; a 12/24x-speed DVD writer; and an 8x-speed DVD writer for notebook PCs. The Company exports its DVD writers, DVD-ROM drives and combo drives primarily to North America, Europe and Latin America. In the optical storage division, the Company plans to focus more on developing new products and expanding its share of emerging markets such as Southeast Asia, Latin America, Eastern Europe and the CIS.

Audio and Video Products

The Company is currently a leader in the domestic A/V equipment market and has been active in this market since Old LGE's establishment in 1958. The Company's A/V equipment products range from DVD players, DVD recorders, combination players that combine the functions of a DVD player and a VCR, MP-3 players, hi-fi audio systems and VCRs. The Company's A/V product sales, which constituted 6.6% of the Company's total sales in 2004, amounted to Won 2,851 billion (US$2,731 million) in 2004. The primary overseas markets for the Company's A/V equipment products are Europe and Latin America, where sales have been made both under the "LG" brand name and on an OEM basis.

The Company's DVD players, which are one of the main A/V products in terms of the Company's sales, are equipped with state-of-the-art features such as optical pick up, DVD/CD playback, trick-play playback, bilingual switching and other original features developed by the Company. The Company also produces DVD recorders, one of the Company's high end products. The Company exports its DVD players and recorders primarily to North America and Latin America.

The Company has introduced a number of innovative models among its line of DVD players and recorders, including a high-definition DVD player that has the ability to convert all DVD signals to a higher resolution standard via high-definition multimedia interface output; a DVD player with the ability to play back all DVD formats; a DVD player that combines high definition TV reception with a built-in DVD player with digital visual interface and high-bandwidth digital-content protection; and a DVD recorder equipped with a 250-gigabyte hard-disc-drive designed to permit the editing and storage of digital content. In addition, the Company recently offered the world's first DVD recorder with digital video recorder functionality using new software technology from Microsoft Corp. This product offers an array of options for digital entertainment by enabling a powerful multimedia experience and seamless connectivity with Windows XP-based PCs and PCs running Windows XP media center edition 2005.

The Company plans to withdraw gradually from production of radio/cassette players, which are low-margin products, and to increase production of A/V products such as DVD players, DVD recorders, DVD-VCR combinations, car stereos, CD/VCD players, A/V component parts and advanced digital audio products for which the Company believes it can achieve higher margins.

PCs

The Company is one of the leading domestic manufacturers of PCs, including desktop, notebook and handheld PCs. Sales in 2004 were led by the Company's latest model, an IBM OEM notebook PC adopting Intel Centrino mobile technology. The Company's sales of PCs (including notebook PCs) amounted to 1.7 million units in 2004, of which 18% were sold in the Korean market. The Company's PC sales, which constituted 2.2% of the Company's total sales in 2004, amounted to Won 951 billion (US$911 million) in 2004. The Company exports its PCs primarily to North America, Asia, the CIS, Europe and the Middle East.

Old LGE commenced both production and export of PCs in 1983. In 1996, Old LGE and IBM Korea, Inc. ("**IBM Korea**") established a joint venture company, LG-IBM PC Co., Ltd. ("**LG-IBM**"), in which the Company held a 49% equity interest, to market and sell PCs and related equipment manufactured by IBM Korea or the Company in the Korean market. Historically, the Company's sales of PCs in the domestic market have been made through LG-IBM using the LG-IBM brand name, while its overseas sales of PCs have been made primarily on an OEM basis to major market leaders including Apple, Compaq, Gateway, HP and IBM. LG-IBM operated two main businesses: the PC business and the system business. In January 2005, the Company purchased 51% of the PC business of LG-IBM from IBM Korea and IBM Korea purchased 49% of the system business of LG-IBM from the Company. As a result of these transactions, LG-IBM was dissolved and the Company commenced selling its PCs under the LG brand in the fourth quarter of 2004.

Digital Appliance Business

The Company's Digital Appliance business segment manufactures a wide range of household appliances including air conditioners, refrigerators, washing machines, microwave ovens, ultrasonic humidifiers, vacuum cleaners, induction cookers, gas cookers, toaster ovens, built-in and portable dishwashers, air and water purifiers, and other small electrical appliances and components. The Company's digital appliance product sales, which constituted 23.4% of the Company's total sales in 2004, amounted to Won 10,136 billion (US$9,711 million) in 2004. The Company produces its digital appliance products mainly at its Changwon plant in Korea, but also produces products at 13 manufacturing plants located in China, India, Indonesia and Mexico. See "—Production Facilities." The Company's key product lines in the Digital Appliance business segment are air conditioners, refrigerators and washing machines.

The Digital Appliance business segment is currently organized into eight divisions. The following four divisions traditionally have comprised a significant portion of total household appliance sales:

- *Air Conditioner Division*;
- *Refrigerator Division*;
- *Washing Machine Division*; and
- *Cooking Appliance Division.*

Air Conditioners

In 2004, the Company was the world's number one manufacturer of residential air conditioners in the world with a global market share of 20% according to Fuji Keizai Co., Ltd. The Company produces several different types of air conditioners, some of which are equipped with low noise, scroll-style compressors. In 2004, the Company's sales of air conditioners amounted to 10.7 million units. The Company's air conditioner sales, which constituted 7.8% of the Company's total sales in 2004, amounted to Won 3,370 billion (US$3,229 million) in 2004. The Company exports its air conditioners primarily to North America, the Middle East and Europe.

The Company has introduced pioneering internet convergence air conditioners that enable users to utilize various internet features such as remote control, programming, monitoring and self-diagnosis over the internet.

Other recent air conditioner product lines include features that remove microscopic air impurities; a patented device that eliminates water condensation and thereby improves energy efficiency and reduces noise levels; and another technology innovation that significantly reduces energy consumption compared to conventional air conditioners.

While the Company intends to continue to focus on maintaining and enhancing its leadership in the residential air conditioner market, it also intends to expand into the commercial air conditioner market utilizing its strong global sales network in residential air conditioners, increasing the number of local sales engineers and investing more in research and development. Although smaller than the residential market, this market's higher margins present an attractive new opportunity for the Company to increase sales and profitability for its air conditioner products.

Refrigerators

The Company manufactures refrigerators for both residential and commercial use. In 2004, the Company's sales of refrigerators amounted to 6.7 million units. The Company's refrigerator sales, which constituted 5.7% of the Company's total sales in 2004, amounted to Won 2,486 billion (US$2,382 million) in 2004. The Company's major overseas markets for refrigerators are North America, Europe and Asia.

The Company's recent product offerings include a number of high technology innovations. The Internet Digital DIOS Refrigerator, with a high quality 15.1-inch TFT-LCD screen and its own LAN port, can be used for internet surfing and videophone calls. In addition, the new refrigerator displays a wide range of information, including the refrigerator's temperature, expiration date of food products, nutritional information and cooking methods, as well as providing real-time price and availability information of grocery products via the internet. The Company's new Side-by-Side Refrigerators provide reduced noise levels and an innovative function that cools food quickly and maintains an even temperature throughout the entire refrigerator even when the door is opened frequently. The Company also introduced a 3-door refrigerator in 2004 that combines the convenience and efficiency of both side-by-side and bottom freezer models. With two top doors, consumers can easily access food and store large trays while still having a large capacity freezer. The Company plans to continue to manufacture innovative high end refrigerators.

Washing Machines

Old LGE commenced production of washing machines in 1969 and began their export in 1976. In 2004, the Company's sales of washing machines amounted to 6.4 million units. The Company's washing machine sales, which constituted 4.2% of the Company's total sales in 2004, amounted to Won 1,836 billion (US$1,759 million) in 2004.

The Company continues to expand its technologically advanced product offerings in the washing machine division. The Company has recently introduced a digital washing machine that can continuously download new wash cycle programs from the internet for different wash loads. Design innovations help to eliminate visible vibration and noise and save on water and power consumption while increasing washing performance, compared to existing products. The Company's new TROMM washing machine, which is the world's first 12 kg. front-loading washing machine, has its own water heating system and is designed to economize water and energy usage compared to existing products. This product was awarded the 2003 Energy Grand Prize and Energy Winner Prize for its reduced energy usage by the Hankook Daily and Gathering of Citizens for the Research of Consumer Issues. In 2004, the Company introduced a 13 kg. front-loading washing machine, which improves washing and draining power and further improves water and power consumption. The Company will continue to focus on manufacturing more innovative front-loading washing machines.

Cooking Appliances

The Company's cooking appliance products range from microwave ovens, gas oven ranges and lightwave ovens. The Company's cooking appliance product sales, which constituted 2.8% of the Company's total sales in 2004, amounted to Won 1,195 billion (US$1,145 million) in 2004. The primary overseas markets for the Company's cooking appliance products are North America and Europe.

In recent years, the Company has introduced a number of advanced microwave ovens. The Internet Microwave Oven can download recipes and cooking information from the internet and the Inverter Microwave Oven enables the user to enhance the taste of food and minimize deterioration of nutrients by adjusting the strength of the unit's electromagnetic waves. In addition, a combination grill and oven uses light waves to cook food in the oven compartment, thereby reducing cooking time by as much as 30% compared to conventional ovens and includes computerized spoken instructions for the user in order to make it more user-friendly, as well as an automated shut-off features that makes it safer than conventional ovens.

Mobile Communication Business

The Company's Mobile Communication business segment produces a broad range of mobile handsets, telecommunication systems and PCBs for sale in domestic and export markets. The Company's mobile handset, telecommunication system and PCB sales, which constituted 22.3% of the Company's total sales in 2004, amounted to Won 9,870 billion (US$9,456 million) in 2004. The Company currently produces such products mainly at its Osan, Seoul and Cheongju plants in Korea, but also produces products at six manufacturing plants located in China, Brazil, Mexico, India and Thailand. The Company's key product lines in the Mobile Communication business segment are CDMA mobile handsets, GSM mobile handsets and W-CDMA mobile handsets.

The Mobile Communication business segment is organized into three divisions. As of January 1, 2005, the PCB division was moved to the Mobile Communication business segment from the Digital Display & Media business segment to reflect the use of PCB as an important component in mobile handsets. The three divisions are as follows:

- *Mobile Handset Division*;
- *Telecommunication Systems Division*; and
- *PCB Division.*

Mobile Handsets

The Company designs, manufactures and sells mobile handsets and telephones. The Company manufactures handsets for mobile services. The Company's mobile handset sales, which constituted 19.8% of the Company's total sales in 2004, amounted to Won 8,552 billion (US$8,193 million) in 2004.

Korea's mobile standard is CDMA and the Company has been manufacturing CDMA mobile handsets since 1996. In 2001, the Company commenced production of GSM mobile handsets for export only. In 2004, the Company's sales of CDMA and GSM mobile handsets amounted to 26 million units and 18 million units, respectively, compared to 21 million units and 6 million units in 2003, respectively. In 2004, the vast majority of the Company's mobile handsets were sold overseas and the Company was the second largest producer of CDMA mobile handsets with a market share of approximately 19% in terms of volume in 2004 according to Strategy Analytics. In 2004, approximately 90% of mobile handset sales were made through mobile telecommunications service providers, including Verizon and Hutchison Whampoa, Cingular, Telefonia, Orange and T-Mobile, which offer these handsets to their end-user customers. The Company's contracts with mobile telecommunications service providers in the United States, such as Verizon, typically have a one-year term and renew automatically for successive one-year terms, unless either party gives notice not to extend. The Company's contracts with

mobile telecommunications service providers in Europe, such as Hutchison Whampoa, typically have a two-year term and do not renew automatically. The Company exports its mobile handsets primarily to North America, China, Latin America and Europe.

The Company began commercial production of W-CDMA handsets in April 2004. The Company was the largest producer of W-CDMA mobile handsets with a market share of approximately 23% in terms of sales volume in the second half of 2004 according to Strategy Analytics. The Company was selected as a major provider of third-generation ("**3G**") handsets for Cingular Wireless, which plans to launch 3G W-CDMA services in the US market in the second half of 2005.

The Company plans to focus on innovative mobile phone models with a wide range of unique designs and functions. For example, the Company has developed the world's first terrestrial digital multimedia broadcast ("**DMB**")-receiving mobile phone using the DMB-receiving System-on-Chip, which the Company also developed. In February 2005, the Company introduced an innovative mobile phone, QWERTY messenger phone, equipped with a slide-out QWERTY keyboard, making it easy to type and allowing users to do instant messaging more conveniently. The QWERTY messenger phone is aimed primarily at young people in the U.S. mobile phone market. The Company is in the process of developing diverse products including mobile handsets supporting multimedia services, such as Video-On-Demand and Wireless Internet Service. These devices will be equipped with cameras, video recorders and diverse wireless internet platforms, including wireless access protocol ("**WAP**") and wireless internet platform for interoperability ("**WIPI**").

The Company is currently manufacturing mobile handsets at its Seoul and Cheongju plants in Korea, which currently produce approximately four million mobile handsets per month, and at five manufacturing plants located in Mexico, Brazil, Vietnam and China. The Company plans to move its domestic production to its Pyungtaik facility. The Company is also outsourcing a substantial amount of the manufacturing of key parts for mobile handsets to third parties. In 2004, most of the key parts for the Company's handsets were made by third party manufacturers.

Telecommunication Systems

The Company designs, manufactures, sells, installs and maintains telecommunication systems, including hardware and software. The Company's telecommunication systems products include wireless telecommunication systems, switching systems, base station controllers, transmitting equipment and network equipment such as routers, switches, hubs and home networking equipment. The Company also produces private branch exchanges ("**PBX**"), key phones and wireless local loop ("**WLL**") terminals. The Company's telecommunication systems sales, which constituted 2.1% of the Company's total sales in 2004, amounted to Won 899 billion (US$861 million) in 2004. The primary overseas markets for telecommunication systems products are Vietnam, India and the CIS.

The Company is a leading manufacturer of PBX and key phones in Korea, as well as one of the world's leading manufacturers of WLL systems, which are mainly used by fixed line operators in less densely populated areas as a substitute for installing fixed transmission lines. Sales of wireless telecommunication systems and WLL systems provide the main source of the Company's revenues in the telecommunication system division. The Company exports its CDMA WLL systems primarily to India, Nigeria, Venezuela and Nepal.

On January 24, 2005, the Company and Nortel Networks Corporation ("**Nortel**"), a global telecommunications leader in wireless infrastructure and advanced 3G technologies, signed a memorandum of understanding to establish a 50/50 joint venture company in Korea for providing high quality, leading-edge telecommunications equipment and for commercializing the IMT 2000 system in both CDMA 2000 and W-CDMA sectors. The Company plans to spin off its telecommunication system division and contribute its telecommunication systems business to the new joint venture company. See "—Investments and Subsidiaries—Proposed Nortel Joint Venture."

PCBs

Old LGE began production of PCBs in 1971 and is now one of the leading manufacturers of PCBs in Korea. The Company's PCB sales, which constituted 1.0% of the Company's total sales in 2004, amounted to Won 419 billion (US$401 million) in 2004.

A PCB is a flat board that holds chips and other electronic components. The board is made of layers that interconnect components via copper pathways. PCBs are core components used for all electric and electronic products including computers, mobile handsets, telecommunication equipment and semiconductors. As a result of the increasing demand for high-density and thin-substrated PCBs, the Company currently manufactures PCBs with more than four layers. The Company's main PCB products are multi-layer PCBs for general electronics products such as computers, digital video cameras and telecommunication equipment, and build-up and flexible PCBs for mobile handsets. The Company's sale of PCBs in 2004 amounted to approximately 974,000 square meters. The Company exports its PCBs primarily to North America, Japan, Europe and other Asian countries.

Sales and Distribution

The Company sells its products in both domestic and overseas markets, which accounted for 13.6% and 86.4%, respectively, of the Company's total sales in 2004. Overseas sales were 83.0% and 74.3% of total sales in 2003 and 2002, respectively. The Company's objective has been to increase the profitability of its overseas sales while maintaining a leading position in Korea in all of its major product areas. The Company plans to increase the proportion of its overseas sales currently made under the "LG" brand name. This will result in a gradual decrease in the proportion of sales of the Company's products made on an OEM basis. In particular, the Company's plan includes defining standard platforms for each individual product line and subsequently adapting these standard platforms to target particular geographic markets where it believes demand for similar products has been strong. The Company believes that this will reduce costs and enhance brand recognition overseas, while enabling the Company to focus on meeting the particular needs of consumers in each of its markets. The Company believes that it has been successful in building its brand in emerging markets such as China, Southeast Asia, Latin America, Eastern Europe and the CIS. The Company now intends to focus its exports of high end products toward developed markets such as North America and Western Europe in order to further strengthen and develop its global brand. The Company believes that the increasing penetration into these developed markets will lead to a stronger brand image which will allow it to command higher prices for its products.

The Company's businesses have no significant seasonality in terms of sales. However, in the consumer electronics market, the fourth quarter typically has higher sales than each of the first three quarters because of the year-end holiday sales season in many overseas countries. Additionally, seasonal appliances such as air conditioners have business cycles that are unique to such products. The Company does not believe that such seasonal trends have a material effect on the Company's overall sales.

Domestic Sales

Sales of many of the Company's products in Korea are made under the "LG" brand name. Some high end products are marketed domestically under other brand names, such as TROMM and DIOS. In 2004, domestic sales totaled Won 5,900 billion (US$5,652 million), or 13.6% of total sales. In 2004, the domestic sales network for the Company's products included approximately 725 authorized distributors. Distributors received an average of 30 days' credit and accounted for approximately 42% of all domestic sales in 2004.

Domestic sales not made through the distributorship network are made either through various other retail channels such as department stores and agricultural cooperatives or directly to major customers such as governmental entities, institutions and corporations.

Overseas Sales

Overseas sales totaled Won 37,349 billion (US$35,782 million), or 86.4% of total sales for the year ended December 31, 2004. The Company's overseas sales are made mainly through the Company's overseas subsidiaries and affiliates as well as through other LG Group companies. The largest contributions to export sales are made by mobile handsets, optical disk drives, computer monitors, air conditioners and TVs.

In the year ended December 31, 2004, approximately 25.8% of the Company's overseas sales were made to North America, compared to 27.6% in 2003 and 26.8% in 2002. These sales were made mainly through the Company's North American subsidiaries, LG Electronics U.S.A., Inc. in the United States and LG Electronics Canada Inc. in Canada. In addition to sales under the "LG" brand name, the Company sells color TVs, microwave ovens, computers, computer monitors and optical disk drives on an OEM basis to leading retail chains and other manufacturers in North America.

An equally important overseas market for the Company is Asia (including China). While Japan remains a substantial market, China has surpassed Japan as the single largest country market in Asia in recent years, accounting for approximately 14.6% of total overseas sales in 2004. Sales in Asia (including China) are arranged mainly through the Company's local sales subsidiaries and affiliates and representative offices. India is the Company's primary overseas market in Central Asia and Africa. Sales to India accounted for 5.2% and 4.9% of total direct overseas sales of the Company for the year ended December 31, 2003 and 2004, respectively.

Another major market is Europe, where sales are arranged through the Company's subsidiary companies, LG Electronics Service Europe Netherlands B.V. in the Netherlands, LG Electronics United Kingdom Ltd. in the United Kingdom, LG Electronics Deutschland GmbH in Germany, LG Electronics Italy S.P.A. in Italy and the Company's other European subsidiaries, and through representative offices and dealers. Sales to Western Europe accounted for 15.1% and 14.0% of the Company's total direct overseas sales for the year ended December 31, 2003 and 2004, respectively. The Company also sells its products in the European market on an OEM basis. The relative proportion of the Company's total overseas sales accounted for by Europe has been decreasing in recent years due primarily to strong sales in North America and Asia.

The Company operates a network of five service centers outside of Korea through its overseas subsidiaries and representative offices, including one in the United States, three in Europe and one in the Middle East.

The following table sets forth the Company's direct overseas sales by region as a percentage of total direct overseas sales of the Company for the years ended December 31, 2002, 2003 and 2004 on a consolidated basis.

	Year Ended December 31,		
	2002	2003	2004
North America	26.8%	27.6%	25.8%
Europe	16.8	19.1	18.6
South America	5.4	4.0	4.6
Central Asia(1) & Africa	4.8	6.2	6.5
Asia(2)	27.2	24.8	23.8
China	10.4	11.2	14.6
CIS	8.6	7.1	6.1
Total	100.0%	100.0%	100.0%

(1) Includes India and the Middle East.

(2) Excludes China and includes Oceania.

No single customer or group of related customers accounts for a material portion of the Company's total sales in any of its major overseas markets.

Competition

The domestic and international markets in which the Company sells its products are highly competitive. In the domestic market, the Company faces competition in most of its product lines from a small number of comparable Korean manufacturers that compete primarily on the basis of price, product quality and differentiation and after-sales service. The Company's principal competitors in its export markets across the full range of its products consist of comparable large Korean and Japanese manufacturers that produce similar categories of products. In particular product categories, it encounters additional competition from more specialized companies in the United States and Europe.

In the area of consumer electronics products such as TVs, A/V equipment and home appliances, as well as in the area of mobile handsets and telecommunications equipment, the Company anticipates that demand will continue to grow in overseas markets and, to a lesser extent, in Korea. With the recent changes in international relations, business opportunities for Korean companies in China, Eastern Europe and the CIS have been increasing. Accordingly, the Company expects to be able to continue to increase its sales to these emerging markets in the future, although no assurance can be given that it will be able to do so.

Notwithstanding highly competitive conditions within the Korean market, including the government's policy of lifting the restriction on imports of Japanese consumer electronics products since July 1999, the Company has succeeded in recent years in establishing itself as a market leader for most of its consumer electronics products and mobile handset products, as well as for certain telecommunication systems equipment such as switching systems. The Company believes that it can maintain its position as a leading domestic consumer electronics and telecommunication systems equipment manufacturer, particularly through its strong brand name, continued technological innovation and adaptation of its products to meet the particular needs of Korean consumers.

Competition in overseas markets for the Company's consumer electronics products and telecommunications equipment has been and is likely to remain intense. Competitiveness in the consumer electronics and telecommunications fields requires a combination of high product quality, favorable brand image, low price, extensive distribution capabilities, new product development, advertising and effective after-sales service. Many of the Company's major competitors in the overseas markets, including other major Korean electronics companies, are larger in size, technologically more advanced in certain areas and better capitalized than the Company. Price competition from Chinese producers, particularly in the low end product market and OEM market, has affected prices in certain product categories, such as appliances.

The domestic and overseas markets for computer products have been and are likely to remain highly competitive. The Company plans to increase its domestic market share by developing new products in the PC field such as multimedia PCs and high performance notebook PCs adopting the Sonoma platform, which is the latest mobile technology from Intel. In overseas markets, however, the Company's ability to compete is limited due to the presence of large established competitors, and the Company accordingly expects to concentrate on exporting high end PC products such as notebook PCs, especially to emerging markets in Asia, the CIS and the Middle East.

The Company's principal competitors are as follows:

- Matsushita, Philips, Samsung Electronics and Sony for the Digital Display business;
- Lite-On, Professional & Broadcast Digital Systems, Samsung Electronics and Toshiba for the Digital Media business;

- AB Electrolux, Maytag, Samsung Electronics and Whirlpool for the Digital Appliance business;
- Motorola, Nokia and Samsung Electronics for the Mobile Communication business; and
- AU Optronics, Chi Mei Optoelectronics, Chunghwa Picture Tubes, HannStar and Samsung Electronics for the TFT-LCD business.

Samsung Electronics and the Company are the two primary competitors in Korea in each of the business segments in which the Company offers products.

Raw Materials and Components

The Company relies on a variety of raw materials for its operations, including steel plates, resin and copper. Approximately 48% of LGE's raw material and component requirements for its products were supplied domestically in 2004, compared to 49% in 2003 and 50% in 2002, reflecting a high degree of reliance by LGE on domestic supply sources.

A portion of the Company's component requirements are met by the Company's own production. In 2004, LGE internally supplied approximately 29% of its domestic component requirements. In addition, LGE purchases components from a number of its affiliated companies at market prices. Supplies from this source accounted for approximately 12% of LGE's total domestic purchases in 2004. For the remainder of its domestic purchases, the Company relies upon small and medium-sized Korean companies, none of which individually accounts for a significant portion of such domestic purchases. Of LGE's overseas purchases for the year ended December 31, 2004, approximately 19% were from a variety of suppliers in Japan.

LG.Philips LCD's key components and raw materials for TFT-LCD products include glass substrates, liquid crystal materials, color filters, polarizers, backlight units and driver integrated circuits. LG.Philips LCD sources these components and raw materials from outside sources, although, unlike many other TFT-LCD manufacturers, LG.Philips LCD produces a substantial portion of the color filters it uses. LG.Philips LCD sources the key components and raw materials from a limited group of suppliers in order to ensure timely supply and consistent quality. Also, in order to reduce logistics and transportation costs, LG.Philips LCD continually reviews opportunities to source its components and raw materials from suppliers based in Korea. In February 2005, LG.Philips LCD entered into a strategic joint venture agreement with Nippon Electric Glass Co., Ltd., or NEG, to form a new company that will build a glass polishing and processing facility in the Paju industrial complex where LG.Philips LCD is building its P7. The new joint venture company, named Paju Electric Glass Co., Ltd., will provide LG.Philips LCD with a dedicated supply of glass substrates critical to the production of LG.Philips LCD's display panels. Paju Electric Glass is expected to begin construction of the glass polishing and processing facility during the second quarter of 2005.

The Company maintains close and long-term relationships with its suppliers in order to ensure a stable supply of components and raw materials. The Company is not reliant on particular suppliers in any material respect and is continuing to expand its supply sources in an effort to maintain and improve quality. The Company has not experienced, and does not expect to experience in the foreseeable future, material difficulties in obtaining adequate supplies for production of its products.

Investments and Subsidiaries

LG.Philips LCD

The Company currently owns 44.6% of the outstanding shares of LG.Philips LCD, which is a consolidated subsidiary of the Company under Korean GAAP. In 1999, the Company established LG.Philips LCD, at the time a 50/50 joint venture company with Philips, by spinning off its TFT-LCD division as part of its restructuring initiatives. LG.Philips LCD produces liquid crystal display modules and is one of the global leaders in TFT-LCD

displays and technologies. LG.Philips LCD has a strong distribution platform with sales offices in Germany, the United States, China, Hong Kong, Taiwan and Japan. LG.Philips LCD conducted an initial public offering in July 2004, as a result of which the Company's ownership decreased to 44.6%. All of the shares owned by the Company are fully paid. As of December 31, 2004, LG.Philips LCD had an issued share capital of Won 1,627 billion and, as of such date, the value of the shares held by the Company, which is calculated based on proportionate ownership of the net assets of LG.Philips LCD, was Won 2,573 billion (US$2,465 million).

LG.Philips LCD has expanded its capacity by commencing mass production at its third and fourth fabrication facilities in July 2000 and March 2002, respectively, which have been optimized for desktop monitor panel production; its fifth fabrication facility in May 2003, which has been optimized for production of larger-size panels for desktop monitors and TVs; and its P6 in August 2004, which is designed to optimize the production of 17.1-inch wide-format display panels for larger desktop monitors and 32-inch wide format displays panels for high-definition TVs. LG.Philips LCD is currently in the process of ramping up its P7.

LG.Philips LCD manufactures TFT-LCD panels in a broad range of sizes and specifications primarily for use in notebook computers, desktop monitors and TVs, and it is one of the world's leading suppliers of high-definition TV panels. LG.Philips LCD also manufactures TFT-LCDs for handheld consumer electronics products, such as mobile phones and personal digital assistants, as well as for industrial and other appliances, such as entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment.

In 2004, the Company's sales of TFT-LCDs from LG.Philips LCD (before accounting for the elimination of inter-Company transactions), which accounted for approximately 19.3% of the Company's sales in 2004, amounted to Won 8,328 billion (US$7,979 million) compared to Won 6,098 billion in 2003. In 2004 approximately 10% of sales were in the Korean market and 90% were in the international market. LG.Philips LCD's international market share of TFT-LCDs in terms of revenues was approximately 21% in 2004 according to DisplaySearch. LG.Philips LCD exports its TFT-LCDs primarily to Asia and North America.

In 2004, LG.Philips LCD did not distribute any dividends. The Company has not guaranteed any of LG.Philips LCD's debt as of December 31, 2004 and there is no intercompany debt between the Company and LG.Philips LCD. Although LG.Philips LCD is consolidated with the Company for accounting purposes under Korean GAAP and the Company has significant influence over its operations, LG.Philips LCD is a joint venture with Philips and the Company does not exercise sole management control. LG.Philips LCD may enter into a wide array of transactions without the Company's prior consent.

LG.Philips Displays

The Company currently owns 50% of the outstanding shares of LG.Philips Displays, which is a non-consolidated subsidiary of the Company. The Company spun off its digital devices business division and formed LG.Philips Displays, a 50/50 joint venture company with Philips, under a joint venture agreement with Philips dated June 11, 2001. The Company and Philips both contributed their CRT businesses to the joint venture company.

LG.Philips Displays is the world's largest producer of CRTs, which are key components used in the manufacture of TV sets and computer monitors, with manufacturing sites in Europe, Asia and the Americas. The demand for CRTs has fallen dramatically as a result of weak conditions in the global IT market as well as rapid migration to TFT-LCD computer monitors. In June 2004, LG.Philips Displays negotiated a refinancing package with its lenders to restructure its US$2 billion revolving and term credit facilities, resulting in extended maturities and reduced interest rates. LG.Philips Displays' parent companies, the Company and Philips, each provided an equity contribution of US$250 million and a guarantee of US$50 million as security for principal, interest and fees payable by LG.Philips Displays, with simultaneous release of the existing US$200 million guarantee by each of the Company and Philips. LG.Philips Displays produces color display tubes ("**CDTs**"), which are used in

manufacturing computer monitors, and CPTs, which are used in manufacturing TVs. In 2004, LG.Philips Displays had unit sales of CDTs and CPTs in the amount of 22.3 million units and 43.5 million units, respectively. In 2004, sales of LG.Philips Displays amounted to US$4,047 million compared to US$3,966 million in 2003, and its net loss was US$171 million compared to a net loss of US$872 million in 2003.

LG.Philips Displays has been taking substantial action to restructure and turn around its operations, including closing down unprofitable operations and speeding up relocations of existing production lines to low-cost emerging markets.

Other Subsidiaries and Affiliates

As of December 31, 2004, the Company had 77 consolidated subsidiaries and 7 affiliates that it accounted for by the equity method under Korean GAAP. These entities include manufacturing, sales and logistics subsidiaries and affiliates. From time to time the Company guarantees the obligations of these entities. See "Subsidiaries and Affiliates."

Proposed Nortel Joint Venture

On January 24, 2005, the Company and Nortel, a global telecommunications leader in wireless infrastructure and advanced 3G technologies, signed a memorandum of understanding to establish a 50/50 joint venture company in Korea for providing high quality, leading-edge telecommunications equipment and for commercializing IMT-2000 systems in both CDMA 2000 and W-CDMA sectors. The Company plans to spin off its telecommunication systems division and contribute its telecommunication systems business to the new joint venture company. In the proposed 50/50 joint venture, Nortel will have 50% plus one share. The Company and Nortel are currently discussing the major terms, and the new joint venture company is scheduled to be established by the end of June 2005.

Production Facilities

The Company produces its products at facilities located in Korea and at subsidiaries and affiliates in Europe, Southeast Asia, China and North and Central America.

The Company currently owns and operates 12 production plants at eight different locations in Korea.

Gumi	The Gumi factory was established in 1991. In 2004 the Company began construction on additional facilities for PDP production which is expected to be completed in 2005. The production facility has a site area of 263,495 square meters and a total floor area of 350,318 square meters. Upon completion of the new PDP production facility, the site area will be 387,032 square meters and the total floor area will be 424,578 square meters. The Gumi factory's major products are color TVs, PDPs and computer monitors and components.
Pyungtaik	The Pyungtaik factory started production in 1984. The plant stands on a 562,740 square meter site with a total floor area of 218,190 square meters. The Pyungtaik plant currently produces high technology products, including DVD players and PCs.

	The Company plans to consolidate its handset production at the Pyungtaik plant.
Changwon I and II	The Changwon I factory was opened in 1976 as the Company's home appliance factory. It stands on a 256,324 square meter site with a total floor area of 243,660 square meters. The Changwon I factory currently produces refrigerators, compressors, microwave ovens and freezers. The Changwon II factory was opened in 1987 and stands on a 395,566 square meter site with a total floor area of 424,312 square meters. The Changwon II factory produces air conditioners, washing machines, vacuum cleaners, gas ranges, fan heaters and humidifiers.
Kimhae	The Kimhae factory, completed in 1979, stands on a 44,375 square meter site and has a total floor area of 46,490 square meters. The factory produces motors for the Company's refrigerators, washing machines, electric fans and other home appliance items.
Seoul	The Seoul plant was opened in 1978. The plant has a total site area of 14,950 square meters and a total floor area of 36,750 square meters. The factory produces mobile handsets.
Cheongju	The Cheongju plant was established in 1986. The production facility has a total site area of 114,300 square meters and occupies a total floor area of 56,770 square meters. The major products produced at the Cheongju plant are audiotapes, videotapes and floppy disks. Following the LGIC merger, the Company also began operating that company's manufacturing facilities for telecommunications equipment, located adjacent to the Cheongju plant. Such facilities occupy a 60,493 square meter site and have a total floor area of 48,170 square meters.
Osan	The Osan plant was established in 1975 and manufactures PCBs. The plant is located on a 107,344 square meter site and has a total floor area of 55,450 square meters.

In addition, the Company has established, through subsidiaries and affiliates, 36 offshore manufacturing plants around the world. See "—Overseas Investments" and "Subsidiaries and Affiliates."

Overseas Investments

As part of its efforts to expand its overseas sales and operations, the Company has made substantial investments outside Korea in recent years, including the establishment of new overseas production facilities and strategic acquisitions of interests in existing overseas companies.

The Company has been seeking to shift production from Korea to subsidiaries in overseas locations in order to take advantage of lower labor costs in developing countries, to locate production facilities closer to overseas markets for specific products, to counteract trade barriers and to take advantage of regional trade liberalization. Through subsidiaries and affiliates or joint venture arrangements, the Company operates 36 offshore plants around the world. These plants are located in Brazil, China, Egypt, England, Indonesia, Mexico, the Philippines, Thailand, Poland, Turkey, India, Kazakhstan and Vietnam.

In 1995 and 1996, Old LGE established three joint venture companies in China for the production of color TVs, washing machines and refrigerators. In the first half of 1996, Old LGE established two wholly-owned subsidiaries in Brazil for the production of monitors, color TVs and VCRs. In addition, Old LGE in 1996 established a joint venture in India for the production of A/V equipment and constructed a plant in Wales for the production of computer monitors. In 1999, the Company established a wholly-owned plant in Poland for the production of color TVs, a joint venture company in Turkey for the production of air conditioners and two sales companies—one in Sweden and one in Colombia. In 2000, the Company merged with LGIC, as a result of which the Company came to hold an interest in a wholly-owned company in India that produces WLL systems and in a joint venture company in China that produces CDMA WLL. In 2000, the Company also established a joint venture sales company in Japan. In 2001, the Company established a wholly-owned plant in China for the production of CDMA mobile handsets and a wholly-owned sales company in Egypt and purchased a majority interest in a sales company in Taiwan. In addition, the Company in 2001 established a 50/50 joint venture company, LG.Philips Displays, with Philips for the production of CRTs and in 2004, the Company established a wholly-owned plant to produce refrigerators, washing machines, TVs and A/V products in Russia. The Company may establish new overseas production facilities or joint venture companies in the future.

In November 1999, Zenith filed a pre-packaged plan of reorganization under Chapter 11 of the Bankruptcy Code of the United States and the reorganization plan was approved by the bankruptcy court. As a result of the reorganization plan, Zenith became a wholly-owned subsidiary of the Company. The Company converted Zenith from a manufacturing company into a research and development and marketing company due to its continuous losses and accumulated deficits as a manufacturing company. In 2004, Zenith was converted into a pure research and development center. The Company expects that license fees from digital related TV patents owned by Zenith will contribute to the financial condition of Zenith.

The Company has expended and expects to further expend substantial financial resources in connection with its overseas investment activities, which entail substantial risks. While the Company believes that each of its overseas investments will benefit the Company in the long run in terms of cost savings, efficiencies of scale, access to markets, distribution channels or technologies or otherwise, no assurance can be given as to whether or when such benefits will materialize.

Research and Development

LGE carries out extensive research and development activities through LGE's research facilities in Korea, which include a central research laboratory, a production engineering laboratory, a product quality research laboratory, a manufacturing technology laboratory, a design research center and 15 consumer product laboratories. In addition, LGE operates 14 overseas research facilities: LGE Tokyo Laboratory, established in 1981; LGE Design Japan, established in 1993; LGE Design America, established in 1994; LG Technology Center Moscow, established in 1995; Triveni Digital Corp., established in 1996; LG Technology Center Europe, established in 1998, LG Soft India, established in 1998, LGE Design China, established in 1998; LG Technology Center Israel, established in 1999; Zenith R&D, established in 1999; Langchao LG Digital Mobile Communications, established in 2000; Tainjin Laboratory, established in 2000; LGE Design Milano, established in 2002; and China R&D Center, established in 2002.

Through its research and development activities, LGE has developed new technologies and products in the consumer electronics field, including digital TVs, PDPs, internet refrigerators, internet enabled air conditioners, internet enabled washing machines and W-CDMA mobile handsets and systems.

In core technologies for digital TVs, LGE has developed a fifth-generation VSB chip, wherein the VSB is the standard technology used for digital TV broadcasting in the United States. LGE also developed digital TV system-on-chip in which A/V decoder, picture quality enhancement function and central processing unit are integrated. LGE was the first to develop many high end TV products and related technologies, including a 71-inch full high definition PDP TV, a 55-inch full high definition TFT-LCD TV, a digital cable ready TV, a high

definition single scan driving technology and a PDP panel with the highest brightness and contrast. In mobile communications, LGE has developed the world's first convergence products, including a 2 mega pixel camera phone, an H.264 camcorder phone, a terrestrial digital multimedia broadcasting phone and a mega-polygon game phone. In addition, LGE has developed a number of innovative products and technologies such as W-CDMA phones, PDA phones and mobile multimedia technologies. In the optical disk drive sector, LGE has developed a 8x/16x super-multi DVD writer which can handle all CD/DVD formats. Also, LGE developed the world's first DVD recorder with a hard disk drive/set-top box. In the home networking sector, LGE has developed its own communications protocol called LnCP for connecting appliance products to the internet. LGE has also developed home networking products, including home server solutions and various networked consumer products. LGE started mass production of organic light emitting diode panels ("**OLEDs**") for mobile handsets and plans to expand the application of this technology.

LG.Philips LCD carries out extensive research and development activities through its research and development center in Anyang, Korea. LG.Philips LCD's research and development center in Anyang experiments with promising ideas and develops them to the proof-of-concept stage, while the Gumi lab brings new process technologies to production readiness. LG.Philips LCD's research and development activities primarily focus on the development of new and improved manufacturing processes and product features. For example, in 1999 LG.Philips LCD successfully reduced the masking process for TFT-LCD products from six to five separate stages and further reduced this process to four stages in 2002, while many of LG.Philips LCD's competitors currently are still employing a five-step masking process. LG.Philips LCD's patented side mounting technology allows TFT-LCD panels to be mounted on displays with screws from the side instead of the front, allowing product designers to utilize larger screens without increasing a product's overall size.

LGE's research and development staff, which comprised 11,139 people, accounting for 17.3% of LGE's total staff, as of December 31, 2004, is engaged in a wide variety of development projects, some of the more important of which involve technologies and components for digital TVs, production technology for PDPs, mobile handsets, advanced interactive and multimedia products and integrated circuit technology. As of December 31, 2004, LG.Philips LCD employed 1,020 people in its research and development department.

The Company believes that its 100% share ownership in Zenith will in the future enable it to expand its research and development effort especially with respect to digital signal processing and transmission technology and high-definition TV technology. See "—Overseas Investments." The Company continues to concentrate on developing products incorporating future core technologies such as digital TVs, PDP, OLED and W-CDMA mobile handsets and systems. In addition, the Company continues to improve fundamental technologies and product quality in consumer electronics products including optical disk drives, air conditioners, refrigerators and washing machines by focusing on the development of consumer electronics products incorporating advanced technologies and features designed to meet particular needs of consumers in specific markets.

The Company applied approximately 3.6% of its sales revenues toward research and development in 2004, compared to 3.1% in 2003 and 3.0% in 2002. Research and development expenditures in 2002, 2003 and 2004 amounted to approximately Won 871 billion, Won 1,096 billion and Won 1,543 billion, respectively. The Company's research and development expenditures are estimated to be approximately Won 2,500 billion in 2005.

Patents and Licensed Technology

As of December 31, 2004, LGE owned 22,697 patents, 1,239 registered designs and 3,618 registered trademarks in Korea as well as 6,309 patents, 1,477 registered designs and 3,753 registered trademarks outside Korea. At that date, LGE had applications pending for 37,489 patents, 394 registered designs and 183 registered trademarks in Korea and applications pending for 12,755 patents, 276 registered designs and 237 registered trademarks outside Korea. As of December 31, 2004, LG.Philips LCD held a total of 3,050 patents, including

1,535 in Korea, 1,006 in the United States and 90 in Japan. These include patents for TFT-LCD manufacturing processes, products and applications. LG.Philips LCD also has a total of 11,756 pending patent applications, including 7,959 in Korea, 1,884 in the United States and 654 in Japan.

The Company manufactures certain products under licensing and technical assistance agreements. In general, these agreements provide for the grant to the Company of a non-exclusive license to manufacture and sell certain products both in Korea and overseas during a fixed term in return for the payment by the Company of royalties on its sales of these products, and for the provision of technical assistance to support the Company's development and production activities. As of December 31, 2004, the Company was party to more than 100 major patent licensing and technical assistance agreements.

Among the most important patents the Company licenses are those held by Philips, Sony, Pioneer, Toshiba, Matsushita, Hitachi, IBM, Thomson, Dolby and DTS with respect to DVD players and recorders; Qualcomm, Lucent, Forgent, Philips, Siemens and Alcatel with respect to mobile handset products; and Sony, Dolby and the Massachusetts Institute of Technology with respect to integrated TV products.

The Company considers its technical assistance and patent licensing agreements to be important to its business and believes that it will be able to renew these agreements upon their expiration on commercially reasonable terms that will not adversely affect its ability to use the technologies in question.

The Company, in the ordinary course of its business, receives claims of infringement with respect to its products. The Company recently settled a patent dispute with Matsushita regarding PDP patent infringement cross-claims. While the Company is in negotiations with the claimants in certain other claims and anticipates that licensing arrangements and royalty payments by the Company may result in some cases, the Company does not believe that these claims individually or taken as a whole will have a material adverse effect on the Company.

Both the Company's ability to develop core technologies and its access through licenses or other arrangements to technologies of international market leaders are important to the Company's prospects. A reduction in the willingness to enter into such arrangements with the Company by companies that are international leaders in the development of technologies could adversely affect the Company.

Environmental Matters

Korean and non-Korean government regulations impose various environmental controls covering air, water and soil quality, noise pollution, toxic chemicals and waste treatment (in particular, the discharge of chemicals and gases used in the manufacturing process). The Company believes that its activities are in full compliance with current environmental regulations. While the Company has not experienced any materially adverse effects on its operations from environmental regulations, there can be no assurance that changes in such regulations will not impose the need for additional capital expenditures or other compliance requirements.

Insurance

LGE maintains casualty and fire insurance with respect to its facilities and fire insurance with respect to its inventories. All such policies are renewed annually, at which times the insured amounts are determined. LGE maintains a global insurance policy for all of its operations, including inventories, except for China, India, Brazil and Turkey for which it uses domestic insurance carriers. LG.Philips LCD currently has insurance coverage for its production facilities in Gumi, Korea, and its research and development center in Anyang, Korea, for up to Won 2.5 trillion per claim, which includes business interruption coverage. In addition, LG.Philips LCD maintains general and product liability, employment practice liability and aviation product liability. LG.Philips LCD's subsidiaries also have insurance coverage for damage to office fixtures and equipment, cargo insurance and life and disability insurance for their employees. LG.Philips LCD's subsidiary in Nanjing, China, also carries

insurance for its new assembly facility building in that city for up to RMB 4,298 million, business interruption insurance for up to RMB 841 million and commercial general liability insurance for up to RMB 5 million.

Employees

As of December 31, 2004, LGE had 64,479 full-time employees, of whom 224 were executives, 6,591 were working in administrative and marketing positions, 11,139 at research facilities, 32,865 at overseas subsidiaries and overseas branch or representative offices and 13,884 at LGE's plants in Korea. As of December 31, 2002 and 2003, LGE had 54,353 and 58,951 full-time employees, respectively. As of December 31, 2004, LG.Philips LCD had 13,173 employees, including 2,463 employees in its overseas subsidiaries.

The following table sets forth the employees of LGE for each of its business segments for the period indicated.

	Year Ended December 31,		
	2002	2003	2004
Digital Display & Media[1]	7,752	8,980	10,190
Digital Appliance	6,579	6,739	7,112
Mobile Communication	6,079	6,616	8,541
Support staff	4,788	5,348	5,771
Overseas	29,137	31,268	32,865
	54,335	58,951	64,479

(1) The Digital Display & Media business segment was reorganized into the Digital Display business segment and the Digital Media business segment on January 1, 2005.

LGE, like most Korean companies, grants its employees annual increases in basic wages and pays periodic bonuses. Average wage rate of LGE increases in 2003 and 2004 amounted to approximately 6.2% and 5.0%, respectively, from the previous year. LGE expects its average wage rate to increase by approximately 5.0% in 2005 compared to 2004 levels. LG.Philips LCD reviews the salaries of its employees annually. Salaries are adjusted based on individual and team performance, industry standards and inflation. As an incentive, discretionary bonuses may be paid based on the performance of individuals, and a portion of LG.Philips LCD's operating income may be paid to employees under its profit sharing plan if certain performance criteria are achieved.

LGE provides a wide range of benefits to its employees, including severance pay, pension benefits, housing and housing loans, meal plans, medical insurance and periodic health examinations and use of recreational facilities.

Approximately 33.2% of LGE's employees belong to a union, membership in which is open only to LGE employees. Informal meetings take place between each factory's employee representatives and management representatives as and when necessary, but at least once a month, while formal meetings take place once each quarter. As of December 31, 2004, approximately 61% of LG.Philips LCD's employees, including those of its subsidiaries, were union members, and production employees accounted for substantially all of these members.

The annual salary increase is determined jointly by the Company's management and employee representatives, by reference to applicable guidelines set by the Government. The Company has not experienced any strikes, work stoppages or other labor disputes since 1990, and the Company considers its current relations with its workforce to be good.

Litigation

The Company is a party to a number of legal proceedings in connection with various claims arising in the ordinary course of its business. The Company does not believe any legal or arbitration proceedings involving the

Company or any of its subsidiaries may have, or has had during the 12 months preceding the date hereof, a significant effect on the results of operations or financial position of the Company and its subsidiaries taken as a whole. See note 17 of the notes to the consolidated financial statements, note 17 of the notes to the non-consolidated financial statements for 2002, 2003 and 2004 and note 17 of the notes to the non-consolidated interim financial statements.

MANAGEMENT

Directors and Audit Committee

The board of directors has ultimate responsibility for the administration of the affairs of the Company. The Articles of Incorporation of the Company provide for a board of directors of not fewer than three but no more than 11 directors. Directors are elected at a general meeting of shareholders by a majority vote of those present or represented; provided, however, that such majority also represents more than a quarter of all issued and outstanding voting shares. The term of office for directors is three years, but is extended, if later, to the closing of the annual general meeting of shareholders convened in respect of the third fiscal year following their respective inauguration. However, directors may serve any number of consecutive terms and may be removed from office at any time by a resolution adopted at a general meeting of shareholders.

The representative directors, who are elected by the board of directors, have the statutory power to represent the Company and to make decisions regarding the Company's day-to-day business. The board of directors may elect from its members, chairmen, vice-chairmen, presidents, executive vice presidents and senior managing directors.

Under Korean law and the Articles of Incorporation, the Company must have an Audit Committee of three directors, with outside directors comprising at least two-thirds of the members of such Audit Committee. The Company's current Audit Committee is comprised of three outside directors, Suk Jean Kang, Il Sup Kim and Nyum Jin.

The duties of the Audit Committee include:

- examining the agenda for, and the financial statements and other reports to be submitted by the directors to, the general meeting of shareholders;
- presenting an audit report on the financial statements to the general meeting of shareholders; and
- monitoring the Company's business affairs and accounts.

The Company is required to appoint independent certified public accountants after approval by the Audit Committee. An audit by certified public accountants of the financial statements of a company is also required for the purposes of an annual securities report, which listed companies must provide to the Korean Financial Supervisory Commission (the "**FSC**") and the Korea Exchange.

The names and positions of the members of the board of directors of the Company are set forth below. The business address of all of the directors is the registered office of the Company. Except for outside directors and Mr. Yu Sig Kang, all of the directors are employed on a full-time basis by the Company.

Name	Year of Birth	Position	End of Current Term
S. S. Kim	1945	Chief Executive Officer (Representative Director)	April 3, 2006
Young Soo Kwon	1957	Chief Financial Officer	April 3, 2006
Yu Sig Kang	1948	Vice Chairman	April 3, 2008
Suk Jean Kang	1939	Outside director	April 3, 2006
Il Sup Kim	1940	Outside director	April 3, 2007
Nyum Jin	1946	Outside director	April 3, 2007
Sung Won Hong	1945	Outside director	April 3, 2007

Mr. S. S. Kim was elected to the board on March 14, 2003 and was appointed as a Representative Director on the same date. Mr. Kim is also the Chief Executive Officer of the Company. Mr. Kim received his undergraduate degree in mechanical engineering from Hanyang University. Mr. Kim served as Vice President of LG Electronics from 1988 to 2001 and then as President of LG Electronics until 2003.

Mr. Young Soo Kwon was elected to the board on March 14, 2003. Mr. Kwon received his undergraduate degree in business management from Seoul National University and his master's degree in industrial engineering from the Korea Advanced Institute of Science and Technology. Mr. Kwon served as a Vice President of the Company from 1997 to 2001 and then as Executive Vice President since 2001.

Mr. Yu Sig Kang was re-elected to the board on March 11, 2005 and was appointed as a Vice Chairman of the Company. Mr. Kang received his undergraduate degree in Business Management from Seoul National University. Mr. Kang served as Executive Vice President of the LG Group Restructuring Office from 1997 to 1998 and as President of the LG Group Restructuring Office from 1998 to 2001.

Mr. Suk Jean Kang was elected to the board on March 14, 2003. Mr. Kang received his undergraduate degree in economics from Chung-Ang University and his master's degree in industrial management from Yonsei University. Mr. Kang served as President and then Chairman of General Electric Korea. Mr. Kang is currently Chairman of the CEO Consulting Group.

Mr. Il Sup Kim was elected to the board on March 12, 2004. Mr. Kim received his undergraduate degree in management from Seoul National University. Mr. Kim has served as the Vice Chairman of Samil PricewaterhouseCoopers and is currently a professor and Assistant Dean at Ewha Women's University.

Mr. Nyum Jin was elected to the board on March 12, 2004. Mr. Jin received his undergraduate degree in economics from Seoul National University and his Ph.D. in economics from Hanyang University. Mr. Jin has served as the Minister of Labor and the Minister of Finance and Economy. He is currently a professor at Sogang University.

Mr. Sung Won Hong was elected to the board on March 12, 2004. Mr. Hong received his undergraduate degree from the Korea Military Academy and his Ph.D. in electronics from the University of Colorado at Boulder. Mr. Hong has served as the Dean of KAIST Seoul campus as well as Chairman of Cisco Systems Korea. Mr. Hong is currently the Chairman of G-Mobile.

Senior Management

The names and positions of the senior management of the Company are set out below. The business address of each of the members of the senior management is the registered office of the Company. All of the senior management of the Company are employed on a full-time basis. The Company's executive officers are as follows:

Name	Position
Woo Hyun Paik	President
Jong Eun Kim	President
Nam Kyun Woo	President
Hee Guk Lee	President
Jin Bang Son	President
Mun Hwa Park	President
Joo Yik Song	Executive Vice President
Kie Hong Suh	Executive Vice President
Kwang Ro Kim	Executive Vice President
Dal Ung Kim	Executive Vice President
Myeong Kyu Ahn	Executive Vice President
Young Chan Kim	Executive Vice President
Young Kee Kim	Executive Vice President
Seong Tae Kwon	Executive Vice President
Young Soo Kim	Executive Vice President

Name	Position
Sung Goo Gang	Executive Vice President
Sang Han Yoon	Executive Vice President
Woon Kwang Hwang	Executive Vice President
Gi Seub Shin	Executive Vice President
Kee Ju Lee	Executive Vice President
Jun Ho Cho	Executive Vice President
Yeong Ha Lee	Executive Vice President
Yuhn Sihk Park	Executive Vice President
Kew Chul Chee	Executive Vice President
Man Bok Choi	Executive Vice President
Yeong Soo Koo	Executive Vice President
Jae Hoon Bae	Executive Vice President
Kyeong Su Park	Executive Vice President
Hwan Yong Nho	Executive Vice President
Hong Shik Yoon	Executive Vice President
Seung Kwon An	Executive Vice President
Kyong Hoon Byun	Executive Vice President
Yin Kyung Yoo	Executive Vice President

Compensation

The aggregate of the remuneration paid and benefits in kind granted to the directors of the Company by the Company during the year ended December 31, 2004 was approximately Won 1,750 billion.

Share Ownership

The directors of the Company owned an aggregate of 30,701 common shares and 594 non-voting shares as of December 31, 2004. The Company has not issued options to purchase its common shares or non-voting shares. The Company is not aware of any material changes since December 31, 2004 to the aggregate number of shares owned by the directors of the Company.

On March 22, 2005, in accordance with the shareholders' approval of a stock option plan for the directors and executive officers of the Company, the Company granted stock options to one representative director, one standing director, four outside directors and twenty executive officers of the Company. These stock options confer a right to purchase an aggregate 766,000 shares of the Company's common shares at an exercise price of Won 71,130 per share. For all of the stock options granted, the Company may elect either to grant treasury stock, issue common stock or pay in cash the difference between the exercise and the market price at the date of exercise. The options become exercisable on the third anniversary of the grant date and may be exercised until the seventh anniversary of the grant date.

MAJOR SHAREHOLDERS

As of December 31, 2004, the Company's most recent record date for shareholder information, approximately 56.6% of the Company's issued shares were held in Korea by approximately 83,342 shareholders. The following table sets forth certain information as of the close of the shareholders' registry on December 31, 2004 with respect to any person known to the Company to be the beneficial owner of more than 5.0% of the shares of the Company's common and non-voting shares with respect to the total amount of such shares as well as those shares owned by the directors of the Company, as a group:

Shareholder/Category	Number of Common Shares Held	Percentage of Total Common Shares Issued	Percentage of Total Common Shares Outstanding	Number of Non-voting Shares Held	Percentage of Total Non-voting Shares Issued	Percentage of Total Non-voting Shares Outstanding
Domestic shareholders	83,041,765	59.5%	59.3%	5,763,611	33.5%	33.5%
LG Corp.[1]	50,341,430	36.1	36.3	—	—	—
Employees	—	—	—	—	—	—
Treasury shares[2]	793,206	0.6	—	4,680	—	—
Directors	30,701	—	—	594	—	—
Other domestic shareholders	31,876,428	22.8	23.0	5,758,337	33.5	33.5
Foreign shareholders	56,564,498	40.5	40.7	11,422,381	66.5	66.5
Fidelity Funds	8,248,045	5.9	5.9	—	—	—
Deutsche Bank Aktiengesellschaft[3]	10,013,992	7.2	7.2	—	—	—
Other foreign shareholders[4]	38,302,461	27.4	27.6	11,422,381	66.5	66.5
Total shares issued	139,606,263	100.0%	100.0%	17,185,992	100.0%	100.0%

(1) LG Corp. is controlled, directly or indirectly, by Mr. Bon Moo Koo, the Chairman of the LG Group. In addition, as of December 31, 2004, Mr. Koo and his family held direct record ownership of 6,609 common shares of the Company representing less than 1% of the outstanding common shares, and did not own any non-voting shares. Accordingly, at least 36.1% of the Company's outstanding common shares may be deemed to be controlled by Mr. Koo. As of April 2, 2005, Sovereign Asset Management, through the ownership of shares by its subsidiaries, Trident Securities Limited and Baron Securities Limited, beneficially owned 12,079,200 common shares, or 7.0% of LG Corp's total outstanding common shares.

(2) Treasury shares do not have any voting rights.

(3) Does not include 101,405 convertible notes that may be converted into equity shares.

(4) As of February 15, 2005, Sovereign Asset Management Limited, through the ownership of shares by its subsidiaries, Trident Securities Limited and Baron Securities Limited, became a beneficial owner of more than 5.0% of the Company's issued shares. As of March 29, 2005, Sovereign Asset Management beneficially owned 10,060,660 common shares, or 7.2% of the Company's total outstanding common shares.

The Company is not aware of any material changes to the information set out in this section titled "Major Shareholders" since March 31, 2005.

Other than LG Corp., Fidelity Funds, Deutsche Bank Aktiengesellschaft and Sovereign Asset Management Limited, the Company is not aware of any single shareholder who, directly or indirectly, holds 5.0% or more of the Company's capital as of March 31, 2005.

Other than as disclosed herein, there are no other arrangements, to the best of the Company's knowledge, which would result in a material change in the control of the Company. The major holders of the Company's voting shares do not have voting rights that are different from those of any other shareholders.

SUBSIDIARIES AND AFFILIATES

The Company's subsidiaries include manufacturing and sales subsidiaries. As of December 31, 2004, the Company had a total of 77 subsidiaries. See note 1 of the notes to the consolidated financial statements for 2002, 2003 and 2004 for more information relating to the Company's subsidiaries.

The Fair Trade Law was amended, effective as of April 1, 2001, to set a restriction on the total amount of investments a domestic company belonging to a large business group may make in other domestic companies. The Fair Trade Law provides that such an investment may be made only up to 25% of the net assets of the investor company. The Fair Trade Law, however, provides exemptions to this investment restriction and, pursuant to one such exemption, 36 of the 38 LG Group member companies, including the Company, are so exempted.

LG Corp., which holds approximately 36.1% of the common shares of the Company, declared itself to be a holding company to the FTC under the Fair Trade Law in April 2001. Under the Fair Trade Law, a holding company is generally required to hold at least 50% (or at least 30% if its subsidiary is a listed company) of the total issued and outstanding shares of its subsidiary.

In addition, a subsidiary of a holding company (such as the Company) may not own the shares of another domestic company for the purposes of controlling such company. Under applicable Korean regulations, one exception to this prohibition would be in the instance where a holding company's subsidiary owns shares of a corporation whose business is closely related to the business of such subsidiary; provided that a holding company's subsidiary is required to hold at least 50% (or at least 30% if its subsidiary is a listed company) of the total issued and outstanding shares of its subsidiary, subject to applicable grace period. If the Company and its subsidiaries do not fall under this exception, the Company may be required to reduce its shareholdings in its subsidiaries or take other measures to comply with the above restriction, which may have an adverse effect on the Company's business. There can be no assurance that the business of the Company's subsidiaries will be deemed to be closely related to the business of the Company under applicable Korean regulations.

The Company has issued guarantees with respect to certain debt obligations of its domestic and overseas subsidiaries and affiliates within the LG Group. As of December 31, 2004, the total contingent liability of the Company under such guarantees amounted to approximately Won 1,767 billion. See note 17 of the notes to the non-consolidated financial statements for 2002, 2003 and 2004.

The Company has not made any material new investments since December 31, 2004. For more information with respect to the Company's investments, see note 1 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

As of December 31, 2004, the Company had seven affiliated companies in Korea and overseas. For information with regard to the Company's affiliates as of December 31, 2004, see note 1 of the notes to the consolidated financial statements for 2002, 2003 and 2004.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company engages from time to time in a variety of transactions with related parties. The Company has conducted its transactions with related parties, including LG.Philips LCD and LG.Philips Displays, as the Company would in comparable arm's-length transactions with a non-related party, on a basis substantially as favorable to the Company as would be obtainable in such transactions.

Relationships and Transactions with Related Parties

LG.Philips LCD

The Company procures TFT-LCD panels, primarily large-size panels for desktop monitors and television, from LG.Philips LCD on a regular basis, as both an end-brand customer and as a systems integrator for use in products that the Company assembles on a contract basis for other end-brand customers. Pricing and other principal terms of the sales are negotiated on an arm's-length basis and are substantially the same as those for LG.Philips LCD's non-affiliated end-brand customers. Until 2003, the Company purchased a portion of LG.Philips LCD's large-size panel requirements through LG MRO Co. Ltd. ("**LGMRO**"), a company that procures and purchases various materials, equipment and services for the Company's affiliated companies. The Company no longer purchases such panels from LGMRO. The Company expects to continue to utilize LG.Philips LCD for the procurement of TFT-LCD panels.

Purchases from LG.Philips LCD on an invoiced basis, which include sales to the Company as an end-brand customer and system integrator, including purchase through LGMRO, amounted to Won 525 billion, or 4.1% of the Company's total equipment and component purchases, in 2002, Won 1,372 billion, or 8.6% of the Company's total purchase, in 2003, and Won 1,605 billion (US$1,538 million), or 7.6% of the Company's total purchases, in 2004.

LG.Philips Displays

The Company purchases CRTs for manufacture of TV sets and computer monitors from LG.Philips Displays. Pricing and other principal terms of the sales are negotiated on an arm's-length basis and are substantially the same as those for LG.Philips Displays' non-affiliated customers. Purchases from LG.Philips Displays amounted to Won 800 billion, or 6.2% of the Company's total equipment and component purchases, in 2002, Won 749 billion, or 4.7% of the Company's total purchase, in 2003, and Won 932 billion (US$893 million), or 4.4% of the Company's total purchases, in 2004.

In June 2004, LG.Philips Displays negotiated a refinancing package with its lenders to restructure its US$2 billion revolving and term credit facilities, resulting in extended maturities and reduced interest rates. LG.Philips Displays' parent companies, the Company and Philips, each provided an equity contribution of US$250 million and a guarantee of US$50 million as security for principal, interest and fees payable by LG.Philips Displays, with a simultaneous release of the existing US$200 million guarantee by each of the Company and Philips.

HLDS

The Company sells its CD-ROMs on a regular basis to HLDS, a joint venture company between the Company and Hitachi Ltd, at a market price determined on an arm's-length basis. Sales to HLDS amounted to Won 1,367 billion, or 4.7% of the Company's sales, in 2002, Won 1,229 billion, or 3.5% of the Company's sales, in 2003 and Won 1,601 billion (US$1,534 million), or 3.7% of the Company's sales, in 2004.

Hi Plaza

The Company sells its consumer electronics products, home appliances and mobile handsets on a regular basis to Hi Plaza, a domestic sales subsidiary of the Company that operates wholesale discount stores dealing in household electronic appliances, at a market price determined on an arm's-length basis. Sales to Hi Plaza amounted to Won 878 billion, or 3.0% of the Company's sales, in 2002, Won 794 billion, or 2.2% of the Company's sales, in 2003 and Won 486 billion (US$466 million), or 1.1% of the Company's sales, in 2004.

LG-IBM

The Company sold its PCs (including notebooks) on a regular basis to LG-IBM, a joint venture company between the Company and IBM Korea, until 2004 at a price negotiated on an arm's-length basis. In January 2005, the Company purchased 51% of the PC business of LG-IBM from IBM Korea and IBM Korea purchased 49% of the system business of LG-IBM from the Company. As a result of these transactions, LG-IBM was dissolved and the Company commenced selling its PCs under the LG brand in the fourth quarter of 2004. Sales to LG-IBM amounted to Won 154 billion, or 0.5% of the Company's sales, in 2002, Won 206 billion, or 0.6% of the Company's sales, in 2003 and Won 293 billion (US$281 million), or 0.7% of the Company's sales, in 2004.

LG Innotek

The Company purchases various electronics components, such as small TFT-LCD modules, camera modules and motors for optical disk drives, from LG Innotek on a regular basis at a market price determined on an arm's-length basis. Purchases from LG Innotek amounted to Won 148 billion, or 1.2% of the Company's total equipment and component purchases, in 2002, Won 127 billion, or 0.8% of the Company's total purchases, in 2003, and Won 201 billion (US$193 million), or 1.0% of the Company's total purchases, in 2004.

LG Card

Commencing in the second half of 2003, LG Card, the Company's former affiliate and Korea's largest credit card company in terms of both the number of credit card holders and the charge numbers, has experienced significant liquidity problems. As part of a rescue plan, creditors of LG Card and LG Group, respectively, completed a series of transactions, and LG Card completed two capital writedowns. In conjunction with these rescue measures, the Company provided Won 200 billion, Won 51 billion of which was converted into equity. The Company completed a sale of its equity stake in LG Card on May 31, 2005. The creditors as of the date of this offering circular hold an 84% stake in LG Card. As of January 2004, LG Card is no longer an affiliated company of the LG Group.

LG Corp.

The Company entered into a trademark license agreement with LG Corp., the holding company of LG Group, in December 2004 for use of the "LG" name. Under the agreement, the Company has made monthly payments in the aggregate amount per year of 0.2% of its sales (net of advertising expenses) since January 1, 2005. This agreement has a term of three years and is automatically renewable for successive three-year periods unless either party gives a termination notice prior to any renewal. LG Corp. has the right to terminate the agreement under certain circumstances, including in the event the Company no longer continues to be a member of the LG Group.

Others

Under a master purchase agreement, the Company and its affiliated companies, including LG Chem Ltd. and LG Engineering & Construction Co., Ltd., sells to LG.Philips LCD, on an "as-needed" basis, raw materials, components and other materials or services necessary for LG.Philips LCD's production process, construction materials as well as construction and engineering services. As of January 2005, LG Engineering & Construction is no longer an affiliated company of the LG Group.

The total sales by the Company and its affiliates of materials, components and services to LG.Philips LCD amounted to Won 55 billion, or 0.2% of the Company's total sales, in 2002, Won 66 billion, or 0.2% of the Company's total sales, in 2003, and Won 150 billion (US$144 million), or 0.3% of the Company's total sales, in 2004.

The Company purchases materials and components from its domestic and overseas subsidiaries and affiliates and sells finished products to its overseas subsidiaries and affiliates and representative offices. Pricing and other principal terms of the sales are determined based on the Company's internal transfer policy.

In addition, the Company benefits from certain licenses extended to the Company from license or cross-license agreements between the Company's subsidiaries and third parties.

Directors and Officers

Certain of the Company's directors and executive officers also serve as executive officers of companies with which the Company business. None of the Company's directors or executive officers has or had any interest in any of the Company's business transactions that are or were unusual in their nature or conditions or significant to the Company's business.

DESCRIPTION OF THE NOTES

The Notes will be issued under a fiscal agency agreement to be dated as of June 17, 2005 (the "**Fiscal Agency Agreement**"), between the Company and Citibank, N.A. as fiscal agent (the "**Fiscal Agent**"). The following summaries of certain provisions of the Notes and the Fiscal Agency Agreement do not purport to be complete and are qualified in their entirety by reference to the provisions of the Notes and the Fiscal Agency Agreement.

General

The Notes will be issued in an initial aggregate principal amount of US$600,000,000 and will mature on June 17, 2010. The Notes will be the direct, unconditional, unsecured and unsubordinated general obligations of the Company. The Notes will rank *pari passu* among themselves, without any preference one over the other by reason of priority of date of issue or otherwise, and at least equally with all other outstanding unsecured and unsubordinated general obligations of the Company (subject to certain statutory exceptions under the laws of Korea).

The Notes will bear interest at the rate of 5.00 per cent per annum from and including June 17, 2005, payable semi-annually in arrears on June 17 and December 17 of each year, commencing on December 17, 2005, to the holders of record ("**Holders**") as of the close of business on the fifteenth day preceding such interest payment date. Interest on the Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months. In any case where the date for the payment of any principal of or interest on any Note is not a day on which banking institutions at any place of payment are open for business (a "**Business Day**"), then payment of such principal or interest need not be made on such date at such place of payment but may be made on the next succeeding day at such place of payment which is a Business Day with the same force and effect as if made on the date for such payment of principal or interest, and no additional interest shall accrue for the period after such payment date to the actual date of payment.

The Notes may be redeemed as a whole, but not in part, at any time prior to maturity under the circumstances described under "—Optional Tax Redemption." The Notes do not provide for any sinking fund.

Payments

Payments of interest on and principal of the Notes will be made by check and mailed by the Fiscal Agent to the last address for each Holder appearing on the register or, in the case of any Holder of a Global Note (as defined below) or at the option of each Holder of at least US$10,000,000 in aggregate principal amount of Notes, by wire transfer to a bank account designated by such Holder in writing (such designation to be signed by two authorized officers of such Holder if it is not an individual) to the Fiscal Agent at least ten days prior to the relevant payment date.

Book-Entry System and Form of Notes

Upon issuance, the Notes are expected to be represented by one or more Global Notes, in fully registered form, without coupons, representing Notes being offered in the United States only to QIBs in reliance on Rule 144A under the Securities Act (the "**Restricted Global Notes**") and one or more Global Notes, in fully registered form, without coupons, representing Notes being offered outside the United States in reliance on Regulation S under the Securities Act (the "**Unrestricted Global Notes**" and, together with the Restricted Global Notes, the "**Global Notes**"). Such Global Notes will be deposited with or on behalf of DTC and registered in the name of a nominee of DTC. A Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of or a nominee of such successor.

Upon the issuance of the Global Notes, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Notes to the accounts of persons that have accounts with DTC ("**participants**"), including depositaries for Euroclear and Clearstream, Luxembourg.

The accounts to be initially credited shall be designated by the Initial Purchasers participating in the initial offer and sale of the Notes. Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC for such Global Notes (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

DTC or its nominee, as the case may be, as registered Holder of the Global Notes will be considered the sole owner or holder of the Notes represented by each Global Note for all purposes under the Notes and the Fiscal Agency Agreement.

Principal and interest payments on Notes represented by the Global Notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of such Global Notes. None of the Company, the Fiscal Agent or any paying agent for such Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that DTC, upon receipt of any payment of principal or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Notes as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in such Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the account of customers registered in "street names," and will be the responsibility of such participants.

If (i) at any time DTC is unwilling or unable to continue as depositary or ceases to be a "clearing agency" registered under the U.S. Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and a successor depositary is not appointed by the Company within 90 days after the Company is notified by DTC or becomes aware of such condition, or (ii) the Notes have become immediately due and payable pursuant to the Fiscal Agency Agreement, the Company will issue Notes in definitive form in exchange for the relevant Global Notes. If issued, definitive Notes will be issued only in fully registered form without coupons in denominations of US$100,000 and multiples of US$1,000 in excess thereof.

Same-Day Settlement

Initial settlement for the Notes will be made in same-day funds.

Restrictions on Transfer

The Notes may not be sold or otherwise transferred except in accordance with the restrictions described under "Transfer Restrictions."

Modification and Amendment

The Company may at any time, and the Fiscal Agent shall at any time after the Notes shall have become due and payable due to a default upon a request in writing made by Holders of the Notes holding not less than 10% of the aggregate outstanding principal amount of the Notes, convene a meeting of the Holders of the Notes.

At a meeting of the Holders of the Notes, persons entitled to vote a majority in aggregate principal amount of the Notes at the time outstanding shall constitute a quorum. In the absence of a quorum at any such meeting, the meeting may be adjourned for a period not less than ten days; in the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period not less than ten days; at the reconvening of any meeting further adjourned for lack of a quorum, the persons entitled to vote 25% in aggregate principal amount of the Notes at the time outstanding shall constitute a quorum for the taking of any action set forth in the notice of the original meeting. Any resolution at a meeting of Holders of Notes to modify or amend, or to waive compliance with, any of the covenants or conditions referred to above or below (other than those set forth below as requiring the consent of each Holder of a Note affected thereby) shall be effectively passed if passed by the lesser of (i) a majority in aggregate principal amount of the Notes then outstanding or (ii) 75% in aggregate principal amount of the Notes represented and voting at the meeting.

Modifications and amendments to the Fiscal Agency Agreement or the Notes requiring consent of Holders may be made, and future compliance therewith or past defaults by the Company may be waived, with the consent of the Company and the Holders of more than 50% in aggregate principal amount of the Notes at the time outstanding, or of such lesser percentage as may act at a meeting of Holders of the Notes held in accordance with the provisions of the Fiscal Agency Agreement; *provided* that no such modification, amendment or waiver of the Fiscal Agency Agreement or any Note may, without the consent of each Holder affected thereby, (i) change the stated maturity of the principal of, or date for the payment of interest on, any such Note; (ii) reduce the principal of or interest on any such Note; (iii) change the currency of payment of the principal of or interest on such Note; or (iv) reduce the above-stated percentage of the aggregate principal amount of the Notes outstanding or reduce the quorum requirements or the percentage of votes required for the taking of any action.

Amendments to the Fiscal Agency Agreement and to the terms and conditions of the Notes may be made, without the consent of Holders of the Notes for the purposes of (i) adding to the covenants of the Company for the benefit of the Holders; (ii) surrendering any right or power conferred upon the Company; (iii) securing the Notes; (iv) curing any ambiguity, correcting or supplementing any defective provision in the Fiscal Agency Agreement; (v) evidencing the succession of another corporation to the Company and the assumption by it of the covenants, agreements and obligations of the Company under the Fiscal Agency Agreement and in, or with respect to, the Notes; (vi) adding any additional events of default, *provided* that any such additional event of default would not cause the Notes to be in default immediately upon any such addition; (vii) evidencing and providing for the acceptance of appointment of a successor Fiscal Agent with respect to the Notes and to add to or change any provisions of the Fiscal Agency Agreement that shall be necessary to provide for or facilitate the administration of the trusts by more than one Fiscal Agent; or (viii) in regard to such matters or questions as the Company and the Fiscal Agent may deem necessary or desirable, *provided* that such action in the opinion of the Company shall not adversely affect in any material respect the interests of the Holders of the Notes at the time outstanding. In all other cases, amendment of the Fiscal Agency Agreement will require consent of the Holders of the Notes pursuant to a resolution of the Holders of the Notes adopted pursuant to Section 14 of the Fiscal Agency Agreement and the Notes.

Any modifications, amendments or waivers consented to or approved at a meeting will be conclusive and binding on all Holders of the Notes whether or not they have given such consent or were present at such meeting, and on all future Holders of the Notes whether or not notation of such modifications, amendments or waivers is made upon the Notes. Any instrument given by or on behalf of any Holder of a Note in connection with any consent to any such modification, amendment or waiver will be irrevocable once given and will be conclusive and binding on all subsequent Holders of such Note.

Certain Covenants

Limitation on Liens

So long as any of the Notes are outstanding, the Company will not itself, and will not permit any Restricted Subsidiary to, create, incur, issue or assume or guarantee any External Indebtedness secured by any mortgage,

charge, pledge, encumbrance or other security interest (a "**Lien**") on any Restricted Property without in any such case effectively providing that the Notes (together with, if the Company shall so determine, any other indebtedness of the Company or such Restricted Subsidiary then existing or thereafter created) shall be secured equally and ratably with or prior to such secured External Indebtedness unless, after giving effect thereto, the aggregate principal amount of all such secured External Indebtedness, plus Attributable Debt of the Company and its Restricted Subsidiaries in respect of Sale/Leaseback Transactions as described under "Limitation Upon Sale and Leaseback Transactions" below, in each case entered into after the date of the Fiscal Agency Agreement, would not exceed 10% of Consolidated Net Tangible Assets.

The foregoing restriction will not apply to External Indebtedness secured by:

(a) any Lien existing on any Restricted Property prior to the acquisition thereof by the Company or any of its Restricted Subsidiaries or arising after such acquisition pursuant to contractual commitments entered into prior to and not in contemplation of such acquisition;

(b) any Lien on any Restricted Property securing External Indebtedness incurred or assumed for the purpose of financing the purchase price thereof or the cost of construction, improvement or repair of all or any part thereof; *provided* that such Lien attaches to such Restricted Property concurrently with or within 12 months after the acquisition thereof or completion of construction, improvement or repair thereof;

(c) any Lien existing on any Restricted Property of any Restricted Subsidiary prior to the time such Restricted Subsidiary becomes a Subsidiary of the Company or arising after such time pursuant to contractual commitments entered into prior to and not in contemplation thereof;

(d) any Lien securing External Indebtedness owing to the Company or to a Subsidiary; or

(e) any Lien arising out of the refinancing, extension, renewal or refunding of any External Indebtedness secured by any Lien permitted by any of the foregoing clauses or existing at the date of the Fiscal Agency Agreement; *provided* that such External Indebtedness is not increased and is not secured by any additional Restricted Property.

Limitation Upon Sale and Leaseback Transactions

So long as any of the Notes are outstanding, the Company will not itself, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction after the date of the Fiscal Agency Agreement, unless (a) the Attributable Debt of the Company and its Restricted Subsidiaries in respect of such Sale/Leaseback Transaction and in respect of all other Sale/Leaseback Transactions entered into after the date of the Fiscal Agency Agreement (other than transactions permitted by clause (b) below) plus the aggregate principal amount of External Indebtedness secured by Liens on Restricted Property then outstanding (excluding any such External Indebtedness secured by Liens described in clauses (a) through (e) under "Limitation on Liens" above or existing at the date of the Fiscal Agency Agreement) would not exceed 10% of Consolidated Net Tangible Assets, or (b) the Company or a Restricted Subsidiary, within twelve months after such Sale/Leaseback Transaction, applies to the retirement of External Indebtedness, which is not subordinate to the Notes, of the Company or a Restricted Subsidiary an amount (subject to credits for certain voluntary retirements of External Indebtedness) equal to the greater of (i) the net proceeds of the sale or transfer of the Restricted Property which is the subject of such Sale/Leaseback Transaction or (ii) the fair market value of the Restricted Property so leased (in each case as determined by the Company). The foregoing restriction shall not apply to any transaction between the Company and a Subsidiary or between a Restricted Subsidiary and a Subsidiary.

Certain Definitions

"**Attributable Debt**" means, with respect to any Sale/Leaseback Transaction, the lesser of (x) the fair market value of the property or other assets subject to such transaction and (y) the present value (discounted at a rate per annum equal to the discount rate of a capital lease obligation with a like term in accordance with

generally accepted accounting principles in Korea ("**Korean GAAP**")) of the obligations of the lessee for net rental payments (excluding amounts on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges and contingent rents) during the term of the lease.

"**Consolidated Net Tangible Assets**" means the total amount of assets of the Company and its consolidated Subsidiaries, including investments in unconsolidated Subsidiaries, after deducting therefrom (a) all current liabilities (excluding any current liabilities constituting Long-term Debt by reason of their being renewable or extendible), (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets, and (c) all write-ups of fixed assets, net of accumulated depreciation thereon, after December 31, 2004, other than as permitted by the laws of Korea applicable to the Company, all as set forth on the most recent balance sheet of the Company and its consolidated Subsidiaries and computed in accordance with Korean GAAP.

"**External Indebtedness**" means any obligation for the payment or repayment of money borrowed which is denominated in a currency other than the currency of Korea and which has a final maturity of one year or more from its date of incurrence or issuance.

"**Long-term Debt**" means any note, bond, debenture or other similar evidence of indebtedness for money borrowed having a maturity of more than one year from the date such indebtedness was incurred or having a maturity of one year or less but by its terms being renewable or extendible, at the option of the borrower, beyond one year from the date such indebtedness was incurred.

"**person**" means any individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"**Restricted Property**" means (a) any facility used for the production development or design of consumer electronics products and components, home appliances, mobile handsets and telecommunication systems, whether owned at the date of the Fiscal Agency Agreement or thereafter acquired, including any land, buildings, structures or machinery and other fixtures that constitute any such facility, or portion thereof, other than any such asset or property, or portion thereof, reasonably determined by the board of directors of the Company not to be of material importance to the total business conducted by the Company and its Subsidiaries as a whole, and (b) any share of common stock or participating preferred stock of a Restricted Subsidiary.

"**Restricted Subsidiary**" means any Subsidiary that owns Restricted Property.

"**Sale/Leaseback Transaction**" means any arrangement with any person which provides for the leasing by the Company or any Restricted Subsidiary, for an initial term of three years or more, of any Restricted Property, whether now owned or hereafter acquired, which is to be sold or transferred by the Company or any Restricted Subsidiary after the date of the Fiscal Agency Agreement to such person for a sale price of US$5,000,000 (or the equivalent thereof) or more where the rental payments are denominated in a currency other than the currency of Korea.

"**Subsidiary**" means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the Company.

Events of Default

The occurrence and continuance of the following events will constitute events of default ("**Events of Default**") with respect to the Notes:

(a) default in the payment of any installment of interest upon the Notes, as and when the same shall become due and payable, and continuance of such default for a period of 30 days;

(b) default in the payment of all or any part of the principal of the Notes as and when the same shall become due and payable;

(c) failure on the part of the Company duly to observe or perform any other of the covenants or agreements on the part of the Company contained in the Notes or in the Fiscal Agency Agreement for a period of 60 days after the date on which written notice specifying such failure, stating that such notice is a "Notice of Default" under the Notes and demanding that the Company remedy the same, shall have been given by registered or certified mail, return receipt requested, to the Company by Holders of at least 10% in aggregate principal amount of the Notes at the time outstanding;

(d) any External Indebtedness of the Company in the aggregate principal amount of US$15,000,000 or more either (i) becoming due and payable prior to the due date for payment thereof by reason of acceleration thereof following default by the Company or (ii) not being repaid at, and remaining unpaid after, maturity as extended by the period of grace, if any, applicable thereto, or any guarantee given by the Company in respect of External Indebtedness of any other person in the aggregate principal amount of US$15,000,000 or more not being honored when, and remaining dishonored after becoming, due and called; *provided* that, if any such default under any such External Indebtedness shall be cured or waived, then the default under the Notes by reason thereof shall be deemed to have been cured and waived;

(e) a court or administrative or other governmental agency or body having jurisdiction in the premises shall enter a decree or order for relief in respect of the Company in an involuntary case under any applicable bankruptcy, insolvency, reorganization, compulsory composition or other similar law in effect on the date of the Notes or thereafter, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Company or for any substantial part of its property or ordering the winding up, dissolution or liquidation of its affairs, or shall otherwise adjudicate or find the Company to be bankrupt or insolvent and such decree or order shall remain unstayed and in effect for a period of 120 consecutive days; or

(f) the Company shall commence a voluntary case under any applicable bankruptcy, insolvency, reorganization, compulsory composition or other similar law in effect on the date of the Notes or thereafter, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or for any substantial part of its property, or cease to carry on the whole or substantially the whole of its business or make any general assignment for the benefit of creditors, or enter into any composition with its creditors, or take corporate action in furtherance of any such action.

If an Event of Default with respect to the Notes is continuing, the Holders of 25% or more in aggregate principal amount of the Notes then outstanding may, by written demand to the Company at the office of the Fiscal Agent, declare the Notes immediately due and payable. Upon any such declaration, the Fiscal Agent shall give notice thereof to the Company and to the Holders of the Notes, by mail and publication. If, after any such declaration and before any judgment or decree for the payment of the moneys due shall have been obtained or entered, the Company pays or deposits with the Fiscal Agent all amounts then due with respect to the Notes (other than amounts due solely because of such declaration) and cures all other Events of Default with respect to the Notes, such defaults may be waived and such declaration may be annulled and rescinded by the Holders of more than 50% in aggregate principal amount of the Notes then outstanding, by written notice thereof to the Company at the office of the Fiscal Agent.

Consolidation, Merger and Sale of Assets

The Company, without the consent of the Holders of the Notes, may consolidate with, or merge into, or sell, transfer, lease or convey its assets substantially as an entirety to any corporation organized under the laws of Korea; *provided* that (a) any successor corporation expressly assumes the Company's obligations under the Notes

and the Fiscal Agency Agreement, (b) after giving effect to the transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (c) certain other conditions contained in the relevant Fiscal Agency Agreement are satisfied.

Defeasance and Discharge

The Fiscal Agency Agreement provides that the Company need not comply with certain covenants ("**covenant defeasance**") of the Notes (including those described under "—Certain Covenants—Limitation on Liens" and "—Certain Covenants—Limitation on Sale and Leaseback Transactions"), if (i) the Company irrevocably deposits, in trust with a trustee (which may be the Fiscal Agent) for the benefit of the Holders of the Notes, (a) cash in Dollars in an amount, or (b) U.S. Government Obligations (as defined below) which through the payment of interest thereon and principal thereof in accordance with their terms will provide cash in Dollars in an amount, or (c) any combination of (a) and (b), sufficient to pay all the principal of, and interest on, the Notes on the dates such payments are due in accordance with the terms of the Notes; (ii) certain Events of Default or certain events which with notice or lapse of time or both would become Events of Default with respect to the Notes shall not have occurred and be continuing on the date of such deposit; (iii) the Company delivers to such trustee an opinion of counsel in the United States reasonably acceptable to such trustee to the effect that the Holders of the Notes will not recognize income, gain or loss for United States Federal income tax purposes as a result of the exercise of such covenant defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) the Company delivers to such trustee an opinion of counsel in Korea to the effect that such deposit and related covenant defeasance will not cause the Holders of the Notes, other than Holders who are or who are deemed to be residents of Korea or use or hold or are deemed to use or hold their Notes in carrying on a business in Korea, to recognize income, gain or loss for Korean income tax purposes, and to the effect that payments out of the trust fund will be free and exempt from any and all withholding and other income taxes of whatever nature of Korea or any province or political subdivision thereof or therein having power to tax, except in the case of the Notes beneficially owned (x) by a person who is or is deemed to be a resident of Korea or (y) by a person who uses or holds or is deemed to use or hold such Notes in carrying on a business in Korea; and (v) the Company delivers to such trustee a certificate executed by a duly authorized officer of the Company and an opinion of counsel, each stating that all conditions precedent provided for relating to the covenant defeasance have been complied with.

"**U.S. Government Obligations**" means securities which are (i) direct obligations of the United States government or are (ii) direct obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States government, the payment of which is unconditionally guaranteed by the United States government, which, in either case, are full faith and credit obligations of the United States government payable in Dollars and are not callable or redeemable at the option of the issuer thereof and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depositary receipt; *provided* that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depositary receipt.

Additional Amounts

All payments of principal of, and interest on, the Notes by the Company will be made without deduction or withholding for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Korea or by or within any political subdivision thereof or any authority therein having power to tax ("**Korean Tax**"), unless deduction or withholding of such Korean Tax is required by law. In the event that the deduction or withholding of Korean Tax is required by law, the Company will pay such additional amounts ("**Additional Amounts**") as will result in the payment to Holders of the Notes

of the amounts which would otherwise have been receivable in respect of principal and interest in the absence of such deduction or withholding, except that no such Additional Amount shall be payable in respect of any Note:

(a) to or on behalf of a Holder who is subject to such Korean Tax in respect of such Note by reason of his being or having been connected with Korea (or any political subdivision thereof) otherwise than merely by holding such Note (or the Notes of any other series) or receiving principal or interest in respect thereof; or

(b) to or on behalf of a Holder who would not be liable for or subject to such deduction or withholding by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority if, after having been requested in writing by the Company to make such a declaration or claim, such Holder fails to do so within 30 days; or

(c) to or on behalf of a Holder who presents a Note (where presentation is required) more than 30 days after the relevant date, except to the extent that the Holder thereof would have been entitled to such Additional Amounts on presenting a Note for payment on the last day of such 30-day period; for this purpose the "relevant date" in relation to any payments of interest on, or principal of, any Note means:

(i) the due date for payment thereof; or

(ii) if the full amount of the monies payable on such date has not been received by the Fiscal Agent on or prior to such due date, the date on which, the full amount of such monies having been so received; notice to that effect is duly given to Holders of the Notes in accordance with, the Fiscal Agency Agreement; or

(d) if such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to the European Union Directive on the taxation of savings (the "**Directive**"), which was adopted by the EU Council of Economic and Finance Ministers ("**ECOFIN**") on June 3, 2003 or any law implementing or complying with, or introduced in order to conform to, the Directive; or

(e) on behalf of a Holder who would have been able to avoid the withholding or deduction by the presentation (where presentation is required) of the relevant Note to, or otherwise accepting payment from, another paying agent in a member state of the European Union; or

(f) any combination of (a), (b), (c), (d) or (e) above.

The obligation of the Company to pay Additional Amounts in respect of taxes, duties, assessments and governmental charges shall not apply to (a) any estate, inheritance, gift, sales, transfer, personal property or any similar tax, assessment or other governmental charge or (b) any tax, assessment or other governmental charge which is payable otherwise than by deduction or withholding from payments of principal of or interest on the Notes; *provided* that, except as otherwise set forth in the Notes and in the Fiscal Agency Agreement, the Company shall pay all stamp and other duties, if any, which may be imposed by Korea, the United States or any respective political subdivision thereof or any taxing authority of or in the foregoing, with respect to the Fiscal Agency Agreement or as a consequence of the initial issuance of the Notes.

References to principal or interest in respect of the Notes shall be deemed also to refer to any Additional Amounts which may be payable as set forth in the Notes.

Optional Tax Redemption

The Notes may be redeemed at the option of the Company in whole but not in part, upon not less than 30 nor more than 60 days' notice, at any time at a redemption price equal to the principal amount thereof plus accrued interest to (but excluding) the date fixed for redemption, if, as a result of any change in, expiration of or amendment to the laws of Korea (or of any political subdivision or taxing authority thereof or therein) or any regulations or rulings promulgated thereunder or any change in the official interpretation or official application of such laws, regulations or rulings, or any change in the official application or interpretation of, or any execution

of or amendment to, any treaty or treaties affecting taxation to which Korea (or such political subdivision or taxing authority) is a party, which change, expiration, amendment or treaty becomes effective on or after June 17, 2005, the Company is or would be obligated on the next succeeding due date for a payment with respect to the Notes to be redeemed to pay Additional Amounts with respect to the Notes, and such obligation cannot be avoided by the use of reasonable measures available to the Company; *provided, however*, that (1) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company would be obligated to pay such Additional Amounts, and (2) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect. Before giving any notice of such redemption of the Notes, the Company shall deliver to the Fiscal Agent a certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of redemption have occurred.

Purchase of Notes

The Company may at any time purchase Notes by tender (available to all Holders alike) or in the open market at any price. Notes purchased or otherwise acquired by the Company may be held, resold or, at its discretion, surrendered to the Fiscal Agent for cancellation. If the Company shall acquire any Notes, such acquisition shall not operate as or be deemed for any purpose to be a satisfaction of the indebtedness represented by such Notes unless and until such Notes are delivered to the Fiscal Agent for cancellation and are cancelled and retired by the Fiscal Agent in accordance with the Conditions of the Notes.

Fiscal Agent

Under the Fiscal Agency Agreement, the Fiscal Agent may resign at any time or may be removed by the Company in respect of such Agreement. If the Fiscal Agent resigns, is removed or becomes incapable of acting as Fiscal Agent or if a vacancy occurs in the office of the Fiscal Agent for any cause, a successor Fiscal Agent shall be appointed in accordance with the provisions of the Fiscal Agency Agreement.

The address of the relevant corporate trust office of the Fiscal Agent is 5 Carmelite Street, London EC4Y 0PA, United Kingdom.

Paying and Transfer Agents

The Fiscal Agent will serve as the initial principal paying agent and transfer agent, (together with any additional paying agent and transfer agent, the "Paying and Transfer Agents") in respect of the Notes. The Paying and Transfer Agents may resign at any time or may be removed by the Company in respect of the Notes. If the Paying and Transfer Agents are removed or become incapable of acting as Paying and Transfer Agents or if a vacancy occurs in the office of the Paying and Transfer Agents for any cause, a successor Paying and Transfer Agent will be appointed in accordance with the provisions of the Fiscal Agency Agreement; *provided* that upon the implementation of the Directive, which the ECOFIN decided at its meeting on June 3, 2003 should be implemented, or any law implementing or complying with, or introduced in order to conform to, such Directive, the Company will ensure that it maintains a Paying and Transfer Agent in a member state of the European Union that is not obliged to withhold or deduct tax pursuant to such Directive or law.

For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Company will appoint and maintain a Paying and Transfer Agent in Singapore, where the certificates representing Notes may be presented or surrendered for payment or redemption (if required), in the event that the Company issues definitive certificates. In addition, an announcement of such issue will be made through the Singapore Stock Exchange. Such announcement will include all material information with respect to the delivery of the definitive Notes, including details of the Paying and Transfer Agent in Singapore.

Further Issues

The Company may from time to time, without the consent of the existing Holders, create and issue additional notes under the relevant Fiscal Agency Agreement having the same terms and conditions and with the same CUSIP numbers as the Notes in all respects except for issue date and issue price. Additional notes issued will be consolidated with and form a single series with the outstanding Notes.

Notices

Except as otherwise expressly provided in the Fiscal Agency Agreement, whenever the Fiscal Agency Agreement or the Notes require that the Company or the Fiscal Agent give notice to the Holders, the Company or the Fiscal Agent will cause such notice to be mailed to the Holders at their respective addresses as they appear in the relevant note register of the Company.

Governing Law and Jurisdiction

The Fiscal Agency Agreement and the Notes will be governed by and interpreted in accordance with the laws of the State of New York.

The Company has consented to the jurisdiction of the courts of the State of New York and the United States courts located in The City of New York with respect to any action that may be brought in connection with the Fiscal Agency Agreement or the Notes and has appointed LG Electronics U.S.A., Inc.

Foreign Exchange Controls

Korean law does not limit the right of non-Koreans to hold the Notes outside of Korea. In order for the Company to issue the Notes outside of Korea, the Company is required to file a report with the Ministry of Finance and Economy (the "**MOFE**") for the issuance of the Notes. Such report must be filed prior to the offer and sale of the Notes. Furthermore, in order for the Company to make payments of principal of or interest on the Notes and other amounts as provided in the Fiscal Agency Agreement and the Notes, the Company is required to submit the relevant documents to a foreign exchange bank at the time of each actual payment. The purpose of this submission is to enable such foreign exchange bank to verify that the amount being remitted conforms to the amount required to be paid under the relevant documents and that any necessary requirement under the Foreign Exchange Transaction Law of Korea has been met. Under the Foreign Exchange Transactions Law of Korea, if the Korean government deems it necessary to take certain measures due to the occurrence of certain emergency circumstances (such as natural disasters, wars, conflicts of arms, material and sudden changes in domestic and foreign economic conditions), it may impose any necessary restrictions, including suspension of cross border payments or receipts or transactions involving foreign exchanges or cross border payments. If the Korean government concludes (i) that there are or that there are likely to be significant disruptions to the international balance of payment situation and international financing or (ii) that the cross border movements of capital between Korea and other countries are likely to adversely affect its macroeconomic policies (such as its currency policy or foreign exchange rate policy), the Korean government may take any necessary measure, including requiring prior approval from the Minister of Finance and Economy for such transactions or to require any person who conducts capital transactions to deposit a part of the payments received in such transactions at certain Korean governmental agencies or financial institutions, in each case subject to certain limitations.

TAXATION

U.S. Taxation

The following summary describes certain U.S. federal income tax considerations with respect to the ownership of Notes by a U.S. Holder (as defined below) as of the date of this offering circular. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all tax payers or to certain classes of investors or that are generally assumed to be known by investors. The discussion set forth below deals only with Notes purchased at their original issuance and issue price held as capital assets and does not deal with investors that own or are treated as owning 10% or more of our voting shares or who may be subject to special tax rules such as banks, financial institutions, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts or dealers in securities or currencies, certain short-term holders of Notes, persons liable for alternative minimum tax, persons holding Notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or U.S. Holders of Notes whose "functional currency" is not the Dollar. U.S. holders should be aware that the U.S. federal income tax consequences of holding the Notes may be materially different for investors described in the prior sentence, including as a result of recent changes in law applicable to investors with short holding periods or that engage in hedging transactions.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "**Code**"), and regulations, rulings and judicial decisions thereunder as of the date thereof, and such authorities may be repealed, revoked or modified with possibly retroactive effects so as to result in U.S. federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of Notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, a "**U.S. Holder**" of a Note means a beneficial owner that is, for U.S. federal income tax purposes, an individual who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or any political subdivision thereof, or any other person that is subject to U.S. federal income tax on a net income basis in respect of its investment in the Notes.

Payment of Interest

Interest on a Note generally will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.

Although interest payments to a U.S. Holder are currently exempt from Korean taxation (see "Korean Taxation—Tax on Interest" below), if the Korean law providing for the exemption is repealed, then in addition to interest on the Notes, a U.S. Holder would be required to include in income any Additional Amounts and any Korean tax withheld from interest payments notwithstanding that the tax withheld was not in fact received by such U.S. Holder. A U.S. Holder may be entitled to deduct or credit such tax, subject to applicable limitations in the Code. However, the election to deduct or credit foreign taxes applies to all of the U.S. Holder's foreign taxes for a particular taxable year. Interest income on a Note, including any Additional Amounts and any Korean taxes withheld in respect thereof, generally will constitute foreign source income. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. Recently enacted legislation may deny a foreign tax credit for foreign taxes imposed with respect to Notes where a U.S. Holder does not meet a minimum holding period requirement during which such U.S. Holder is not protected from risk of loss.

Sale, Exchange and Retirement of Notes

Upon the sale, exchange, retirement or other taxable disposition of a Note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued interest not previously included in income, which will be taxable as such) and the U.S. Holder's adjusted tax basis in the Note. Gain or loss recognized by a U.S. Holder on the sale, exchange, retirement or other disposition of a Note generally will be treated as U.S. source gain or loss. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, retirement or other disposition, the Note has been held for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Estate and Gift Taxation

As discussed in "—Korean Taxation—Inheritance Tax and Gift Tax," Korea imposes an inheritance tax on a descendant who owns Notes, even if the descendant is a Non-Resident. Similarly a Korean gift tax will be imposed on transfers of the Notes by gift. Subject to certain conditions and limitations, the amount of any inheritance tax paid to Korea may be eligible for credit against the amount of U.S. federal estate tax imposed on the estate of a U.S. Holder. The Korean gift tax generally will not be treated as a creditable foreign tax for U.S. tax purposes. *Prospective purchasers should consult their personal tax advisors regarding the consequences of the imposition of the Korean inheritance or gift tax.*

Non-U.S. Holders

Holders of Notes that are not United States persons will not be subject to United States federal income taxes, including withholding taxes, on payments of interest on the Notes so long as the requirements described in the second succeeding paragraph are satisfied, unless:

(i) the holder is an insurance company carrying on a United States insurance business, within the meaning of the Code, to which the interest is attributable, or

(ii) the holder has an office or other fixed place of business in the United States to which the interest is attributable and the interest either (a) is derived in the active conduct of a banking, financing or similar business within the United States or (b) is received by a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

The gain realized on any sale or exchange of the Notes by a holder that is not a United States person will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such holder or (B) such holder has a tax home in the United States.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal and interest on a Note and to the proceeds of the sale of a Note made to U.S. Holders other than certain exempt recipients (such as corporations). Backup withholding will apply to such payments if the U.S. Holder fails to provide its taxpayer identification number or, in the case of interest payments, fails either to report in full dividend and interest income or to make certain certifications. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability provided, the required information is furnished to the IRS. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not United States persons in order to avoid the application of such information reporting requirements and backup withholding tax.

Korean Taxation

Republic of Korea

The information provided below does not purport to be a complete summary of Korean tax law and practice currently applicable. Prospective investors who are in any doubt as to their tax position should consult with their own professional advisors.

The taxation of non-resident individuals and non-Korean corporations ("**Non-Residents**") depends on whether they have a "permanent establishment" (as defined under Korean law and applicable tax treaty) in Korea to which the relevant Korean source income is attributable or with which such income is effectively connected. Non-Residents without a permanent establishment in Korea are taxed in the manner described below. Non-Residents with permanent establishments in Korea are taxed in accordance with different rules.

Tax on Interest

Payments of interest by a Korean company such as us to a non-resident are generally subject to Korean withholding tax at the rate of 27.5% (including resident surtax) of the gross payments or such lower rate as is applicable under a tax treaty between Korea and such non-resident's country of tax residence, subject to certain exceptions and rules. However, interest on the Notes paid to Non-Residents, being foreign currency denominated bonds, is exempt from income tax and corporation tax (whether payable by withholding or otherwise) pursuant to the Special Tax Treatment Control Law (the "**STTCL**").

Tax on Capital Gains

As a general rule, capital gains earned by non-residents upon transfer of the Bonds are subject to Korean withholding tax at the lower of (i) 11% (including resident surtax) of the gross proceeds realized or (ii) 27.5% (including resident surtax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs), unless exempt from Korean taxation under the effective Korean tax treaty with the non-resident's country of tax residence. However, Korean tax laws currently exclude from Korean taxation gains made by a Non-Resident without a permanent establishment in Korea from the sale of the Notes to other Non-Residents (other than to their permanent establishments in Korea). In addition, capital gains earned by Non-Residents with or without permanent establishments in Korea from the transfer taking place outside Korea of the Notes are currently exempt from taxation by virtue of STTCL, provided that the issuance of the Notes is deemed to be an overseas issuance under the STTCL, which is expected to be the case for this offering.

Inheritance Tax and Gift Tax

Korean inheritance tax is imposed upon (a) all assets (wherever located) of the deceased if at the time of his death he was domiciled in Korea and (b) all property located in Korea that passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above. The taxes are imposed if the value of the relevant property is above a certain limit and the rate varies from 10% to 50% according to value of the property and the identity of the persons involved. At present, Korea has not entered into any tax treaties regarding its inheritance or gift taxes.

Under Korean inheritance and gift tax laws, bonds issued by Korean corporations are deemed located in Korea irrespective of where they are physically located or by whom they are owned, and, consequently, the Korean inheritance and gift taxes will be imposed on transfers of the Notes by inheritance or gift. Prospective purchasers should consult their personal tax advisors regarding the consequences of the imposition of the Korean inheritance or gift tax.

Stamp Duty and Securities Transaction Tax

No stamp, issue or registration duties will be payable in Korea by the Holders in connection with the issue of the Notes except for a nominal amount of stamp duty on certain documents executed in Korea which will be paid by the Company. No securities transaction tax will be imposed upon the transfer of the Notes.

Tax Treaties

At the date of this offering circular, Korea has tax treaties with, inter alia, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Japan, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America, under which the rate of withholding tax on interest is reduced, generally to between 5 and 16.5% (including resident's tax), and the tax on capital gains is often eliminated.

Each Holder should inquire whether he is entitled to the benefit of a tax treaty with respect to any transaction involving the Notes. It is the responsibility of the party claiming the benefits of a tax treaty in respect of interest payments to file with the payer or the Company a certificate as to his residence. In the absence of sufficient proof, the payer or the Company must withhold taxes at the normal rates.

Furthermore, effective from July 1, 2002, in order for a non-resident of Korea to obtain the benefits of tax exemption on certain Korean source income (e.g., interest and capital gains) under an applicable tax treaty, Korean tax law requires such non-resident (or its agent) to submit to the payer of such Korean source income an application for a tax exemption along with a certificate of tax residency of such non-resident issued by a competent authority of the non-resident's country of tax residence, subject to certain exceptions. The payer of such Korean source income, in turn, is required to submit such application to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Withholding and Gross Up

As mentioned above, interest on the Notes is exempt from any withholding or deduction on account of income tax or corporation tax pursuant to STTCL. However, in the event that the payer or the Company is required by law to make any withholding or deduction for or on account of any Korean taxes (as more fully described in "Description of the Notes—Additional Amounts") the Company has agreed to pay (subject to the customary exceptions as set out in "Description of the Notes—Additional Amounts") such Additional Amounts as may be necessary in order that the net amounts received by the Holder of any Note after such withholding or deduction shall equal the respective amounts which would have been received by such Holder in the absence of such withholding or deduction.

EU Tax Disclosure

On June 3, 2003, the Council of the European Union adopted a Directive regarding the taxation of savings income (the "EU Directive"). Subject to a number of important conditions being met, it is proposed that Member States will be required from July 1, 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

TRANSFER RESTRICTIONS

The Notes have not been registered under the Securities Act and may not be offered or sold within the United States (as defined in Regulation S) except to (a) QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and (b) certain persons in offshore transactions in reliance on Regulation S.

Each purchaser of the Notes will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(1) The purchaser (A)(i) is a qualified institutional buyer, (ii) is aware that the sale to it is being made in reliance on Rule 144A and (iii) is acquiring the Notes for its own account or for the account of a qualified institutional buyer or (B) is purchasing the Notes in an offshore transaction pursuant to Regulation S.

(2) The purchaser understands that the Notes are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act, that the Notes have not been and will not be registered under the Securities Act and that, in the event of Notes sold in reliance on Rule 144A, if in the future it decides to offer, resell, pledge or otherwise transfer any of the Notes, such Notes may be offered, resold, pledged or otherwise transferred only (A)(i) to the Company, (ii) to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (iii) to a non-U.S. person in an offshore transaction meeting the requirements of Rule 903 or Rule 904 under the Securities Act, (iv) pursuant to an exemption from registration under the Securities Act provided by Rule 144 under the Securities Act (if available), or (v) pursuant to another exemption from the Securities Act, provided that, as a condition to the registration of the transfer thereof, the Company or the Fiscal Agent may require the delivery of any documents, including an opinion of counsel that it, in its sole discretion, may deem necessary or appropriate to evidence compliance with such exemption, or (B) pursuant to an effective registration statement under the Securities Act, and, in each of such cases, in accordance with any applicable securities laws of any state of the United States. The purchaser will, and each subsequent holder is required to, notify any subsequent purchaser of the Notes from it of the resale restrictions referred to in (A) above.

(3) The purchaser understands that the Notes sold in reliance on Rule 144A will, until the expiration of the applicable holding period with respect to the Notes set forth in Rule 144(k) of the Securities Act, unless otherwise agreed by the Company and the holder thereof, bear a legend substantially to the following effect (the "**Securities Act Legend**"):

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING THIS SECURITY, AGREES FOR THE BENEFIT OF LG ELECTRONICS INC. (THE "COMPANY") THAT THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A)(i) TO THE COMPANY, (ii) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER, AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT, IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (iii) TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (iv) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE) OR (v) PURSUANT TO ANOTHER EXEMPTION FROM THE SECURITIES ACT, PROVIDED THAT, AS A CONDITION TO THE REGISTRATION OF THE TRANSFER THEREOF, THE COMPANY OR THE FISCAL AGENT MAY REQUIRE THE DELIVERY OF ANY DOCUMENTS, INCLUDING AN OPINION OF COUNSEL THAT IT, IN ITS SOLE DISCRETION, MAY DEEM NECESSARY OR APPROPRIATE TO EVIDENCE COMPLIANCE WITH SUCH EXEMPTION, OR (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, AND, IN EACH OF SUCH CASES IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

(4) Until 40 days after the commencement date of this offering, interests in the Global Notes representing the Notes sold in reliance on Regulation S may be held only through Euroclear and Clearstream, Luxembourg.

(5) The purchaser understands that the Notes sold in reliance on Regulation S will, until the expiration of 40 days after the later of the commencement of this Offering and the completion of the distribution of the Notes, unless otherwise agreed by the Company and the holder thereof, bear a legend substantially to the following effect:

> THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATIONS UNDER THE SECURITIES ACT.

(6) The purchaser is not purchasing the Notes for or on behalf of, and will not transfer the Notes to, any Plan unless such purchase will not give rise to a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code (or similar laws) for which a statutory or administrative exemption is unavailable.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in a purchase agreement (the "**Purchase Agreement**") dated June 10, 2005, the Company has agreed to sell to the initial purchasers listed below (the "**Initial Purchasers**") for whom Citigroup Global Markets Inc., Credit Suisse First Boston (Europe) Limited, The Korea Development Bank and Lehman Brothers International (Europe) are acting as representatives, the following respective principal amounts of Notes:

Initial Purchasers	Principal Amount of the Notes
Citigroup Global Markets Inc.	US$150,000,000
Credit Suisse First Boston (Europe) Limited	150,000,000
The Korea Development Bank	150,000,000
Lehman Brothers International (Europe)	150,000,000
Total	US$600,000,000

The Purchase Agreement provides that the obligations of the Initial Purchasers are subject to certain conditions precedent and that the Initial Purchasers are obligated to purchase all of the Notes if any are purchased. The Purchase Agreement also provides that if an Initial Purchaser defaults, the purchase commitments of non-defaulting Initial Purchasers may be increased or the Purchase Agreement may be terminated.

The Initial Purchasers, or certain of their respective affiliates acting as selling agents, propose to offer the Notes initially at the issue prices on the cover page of this offering circular. After the initial offering, the issue prices may be changed without notice.

The Company has agreed to indemnify the Initial Purchasers against liabilities or to contribute to payments which it may be required to make in that respect. In addition, the Company has agreed to reimburse the Initial Purchasers for certain expenses in connection with the offering of the Notes.

New Issue of the Notes

The Notes are new securities for which there currently is no trading market. Approval in principle has been granted for the listing of the Notes on the Singapore Stock Exchange. The Initial Purchasers have advised the Company that they intend to make a market in the Notes as permitted by applicable law. The Initial Purchasers are not obligated, however, to make a market in the Notes and any such market-making may be discontinued at any time without notice at their sole discretion. Accordingly, no assurance can be given as to the development or liquidity of any trading market for the Notes.

Settlement

It is expected that delivery of the Notes will be made against payment therefor on or about the date specified in the penultimate paragraph of the cover page of this offering circular, which will be the fifth business day following the date of the Purchase Agreement. Under Rule 15(c)6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes in the United States on the date of the Purchase Agreement or the subsequent business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes in other countries who wish to trade the Notes on the date of pricing or the next four succeeding business days should consult their own advisors.

Selling Restrictions

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act. Each Initial Purchaser has severally agreed that, except as permitted by the Purchase Agreement, it will not offer, sell or deliver the Notes (i) as part of its distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering of the Notes and the closing date, within the United States and it will have sent to each broker/dealer to which it sells the Notes in reliance on Regulation S during such 40-day period a confirmation or other notice detailing the restrictions on offers and sales of the Notes within the United States. Resales of the Notes are restricted as described under "Transfer Restrictions."

In addition, until the expiration of 40 days after the later of the commencement of the offering of the Notes and the time of delivery, an offer or sale of the Notes within the United States by a dealer (whether or not participating in this offering of the Notes) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than pursuant to an exemption from registration under the Securities Act.

Each purchaser of the Notes will be deemed to have made acknowledgements, representations and agreements as described under "Transfer Restrictions."

United Kingdom

Each Initial Purchaser has severally represented and agreed that: (1) it has not offered or sold and, prior to the expiry of a period of six months from the date of issue of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended); (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Company; and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Korea

The Notes have not been and will not be registered under the Securities and Exchange Law of Korea. Each Initial Purchaser has severally represented and agreed that it will not, directly or indirectly, offer, sell or deliver any Notes in Korea or to, or for the account or benefit of, any resident of Korea, or to others for reoffering or resale, directly or indirectly, in Korea or to, or for the account or benefit of, any resident of Korea, except as otherwise permitted by applicable Korean laws and regulations.

Canada

The Notes will not be qualified for sale under the securities laws of any province or territory of Canada. Each Initial Purchaser has severally represented and agreed that it has not offered, sold or distributed and will not offer, sell or distribute any Notes, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, other than in compliance with applicable securities laws. Each Initial Purchaser has also severally represented and agreed that it has not distributed or delivered and will not distribute or deliver this offering circular, or any other offering material in connection with any offering of the Notes, in Canada other than in compliance with applicable securities laws.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan. Each Initial Purchaser has severally represented and agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any Notes in Japan or to, or for the account or benefit of, any resident of Japan, (which term as used herein means any person resident in Japan, including any corporation or entity organized under the laws of Japan) or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (1) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (2) in compliance with the other relevant laws and regulations of Japan.

Singapore

This offering circular has not been registered as a prospectus with the Monetary Authority of Singapore (the "**MAS**") under the Securities and Futures Act, Chapter 289 of Singapore (the "**Securities and Futures Act**"). Accordingly, the Notes may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this offering circular or any other document or material in connection with the offer or sale or invitation for subscription or purchase of such Notes be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act; (2) to a sophisticated investor (as defined in section 275 of the Securities and Futures Act) in accordance with the conditions specified in section 275 of the Securities and Futures Act; or (3) pursuant to, and in accordance with the conditions of, any other applicable exemptions under the Securities and Futures Act.

Hong Kong

Each of the Initial Purchasers has severally represented and agreed that: (1) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent), (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) ("**CO**"); (iii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) ("**SFO**"); or (iv) in other circumstances that do not result in the document being a "prospectus" within the meaning of the CO; and (2) it has not issued or had in its possession for the purposes of issue and will not issue or have in its possession for the purposes of issue any advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the SFO and any rules made thereunder.

Price Stabilization and Short Positions

Credit Suisse First Boston (Europe) Limited on behalf of the Initial Purchasers may engage in over-allotment, stabilizing transactions, covering transactions and penalty bids in accordance with applicable laws.

- Over-allotment involves sales in excess of the offering size, which creates a short position for the Initial Purchasers.
- Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
- Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions.

- Penalty bids permit the Initial Purchasers to reclaim a selling concession from a broker/dealer when the Notes originally sold by such broker/dealer are purchased in a stabilizing transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of these transactions. Credit Suisse First Boston (Europe) Limited may conduct these transactions in the over-the-counter market or otherwise. These transactions, if commenced, may be discontinued at any time.

In the ordinary course of business, some of the Initial Purchasers and certain of their affiliates engage from time to time in various financing and investment banking transactions with the Company and its affiliates, for which they have received customary compensation.

ERISA CONSIDERATIONS

Due to the fiduciary duties imposed and transactions prohibited by Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and Section 4975 of the Code, any retirement, pension, individual retirement account or other employee benefit plan subject thereto (each, a "**Plan**") considering an investment in the Notes should consult with its counsel regarding the legal consequences of such investment.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Plan and persons who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of the Code, with respect to the Plan. Thus, a fiduciary considering a purchase of the Notes should also consider whether such an investment might constitute or give rise to a prohibited transaction under ERISA or the Code. For example, if the Company or any of its affiliates were considered to be a "party in interest" within the meaning of ERISA, or a "disqualified person" within the meaning of the Code, the acquisition of the Notes by or on behalf of the Plan could result in a prohibited transaction.

Certain exemptions from the prohibited transaction provisions of ERISA and the Code could be applicable, depending on the plan fiduciary who makes the decision on behalf of the Plan to purchase the Notes and the terms of the Notes. Among these exemptions are Prohibited Transaction Class Exemption 90-1, relating to investments by insurance company pooled separate accounts, Prohibited Transaction Class Exemption 91-38, relating to investments by bank collective investment funds, Prohibited Transaction Class Exemption 84-14, relating to investments made by a "qualified professional asset manager," Prohibited Transaction Class Exemption 95-60 relating to investments by insurance company general accounts and Prohibited Transaction Class Exemption 96-23, relating to investments made by in-house asset managers.

Employee benefit plans which are governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) may not be subject to ERISA or the Code, but may be subject to regulations that are similar to such rules.

Accordingly, the Notes may not be sold or transferred to, and each purchaser by its purchase of the Notes shall be deemed to have represented and covenanted that it is not purchasing the Notes for or on behalf of, and will not transfer the Notes to, any Plan unless such purchase will not give rise to a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code (or similar laws) for which a statutory or administrative exemption is unavailable.

LEGAL MATTERS

Certain legal matters with respect to the issue and sale of the Notes will be passed upon for the Company by Cleary Gottlieb Steen & Hamilton LLP and Kim & Chang. Certain legal matters relating to the issue and sale of the Notes will be passed upon for the Initial Purchasers by Allen & Overy LLP. Kim & Chang may rely on the opinions of Cleary Gottlieb Steen & Hamilton LLP and Allen & Overy LLP with respect to matters of New York law, and Cleary Gottlieb Steen & Hamilton LLP and Allen & Overy LLP may rely on the opinion of Kim & Chang with respect to matters of Korean law.

INDEPENDENT PUBLIC ACCOUNTANTS

The consolidated and non-consolidated financial statements of the Company for the years ended December 31, 2002, 2003 and 2004 have been audited by Samil PricewaterhouseCoopers, independent public accountants, as indicated in their reports with respect thereto.

Samil PricewaterhouseCoopers is located at Kukje Center Building, 191 Hangangro 2ga, Yongsan-gu, Seoul 140-720, Korea.

SUMMARY OF CERTAIN DIFFERENCES BETWEEN KOREAN GAAP AND U.S. GAAP

The financial information included in the offering circular is prepared and presented in accordance with Korean GAAP. Significant differences exist between Korean GAAP and U.S. GAAP that might be material to the financial information presented herein. The matters described below cannot be expected to reveal all differences between Korean GAAP and U.S. GAAP that are relevant to the Company. Such summary should not be construed to be exhaustive. The Company has made no attempt to quantify the impact of those differences, nor has any attempt been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented in the audited financial statements. Additionally, no attempt has been made to identify future differences between Korean GAAP and U.S. GAAP as the result of prescribed changes in accounting standards. Regulatory bodies that promulgate Korean GAAP and U.S. GAAP have significant projects ongoing that could affect future comparisons such as this one.

The Company believes that the application of U.S. GAAP to the financial statements would have a material and significant impact upon the financial information as reported under Korean GAAP. In making an investment decision, investors must rely upon their own examination of the Company, the terms of the offering and the financial information. Potential investors should consult their own professional advisors for an understanding of the differences between Korean GAAP and U.S. GAAP, and how those differences might affect the financial information included herein.

The Korean Accounting Standards Board ("**KASB**") has published a series of Statements of Korean Financial Accounting Standards ("**SKFAS**"), which will gradually replace the existing financial accounting standards (referred to as "**previous Korean GAAP**"), mostly established by the Korean Financial and Supervisory Board. SKFAS No. 2 through No. 9, which includes discussion of intangible assets, revenue recognition, tangible assets, capitalization of financing costs and investment in securities, became effective for the Company on January 1, 2003. SKFAS No.10, SKFAS No.12 and SKFAS No.13, which includes guidance for inventories, construction-type contracts and debt restructurings and reschedulings, respectively, became effective for the Company on January 1, 2004. Additionally, SKFAS No. 15, SKFAS No. 16 and SKFAS No. 17, which includes guidance for equity method accounting, income taxes and provisions, contingent liabilities and contingent assets, became effective for the Company on January 1, 2005.

Preparation of Financial Information

Non-Consolidated Financial Statement Presentation

Under Korean GAAP, financial statements are prepared and presented on a non-consolidated basis and also on a consolidated basis for entities with subsidiaries or controlled companies. Under U.S. GAAP, the primary financial statements are prepared on a consolidated basis. Unconsolidated financial information for the parent company only and combined financial statements may be presented as supplementary information.

Consolidation of Subsidiaries

Under Korean GAAP, when consolidated financial statements are presented, investments in subsidiaries and substantially controlled entities must be consolidated. A company is regarded as a subsidiary or substantially controlled entity of another if more than 50% of its issued share capital is held by the other company, or more than 30% of its issued share capital is held by the other company and that company is the largest shareholder. Beginning in year 2000, other "substantial control" criteria were added; for example, the ability to exercise effective control through majority board of director representation or other management rights. Investees with prior year's total assets of less than Won 7 billion (approximately US$6.7 million) or newly established companies with initial capital of less than Won 7 billion need not be consolidated. Korean GAAP also does not require the consolidation of subsidiaries or controlled companies when it is probable that control over a subsidiary will be lost in the near future. Entities excluded from consolidation should be accounted for under the equity method if a company exerts significant influences over the investees or owns more than 20% of the investees' outstanding voting shares. Under Korean GAAP, the historical retained earnings or accumulated

deficit of a subsidiary is reflected as a direct adjustment to consolidated retained earnings when a subsidiary is first included in the consolidated financial statements. Under U.S. GAAP, changes in consolidated subsidiaries, which represent a change in the reporting entity, result in restatement of previous years' consolidated financial statements.

Under U.S. GAAP, consolidation of the financial statements of a subsidiary company or equity joint venture into the consolidated financial statements of its parent company is generally required if the parent has a controlling financial interest in the investee. Ownership of more than 50% of the Company's voting shares is normally required to evidence control although in limited circumstances consolidation may be required where the parent owns less than 50% of the company's voting shares. Generally, all 20% to 50%-owned affiliated companies are required to be accounted for using the equity method. Additionally, an investment of less than 20% in the voting rights of an investee may be required to be accounted using the equity method in cases where the investor has the ability to exercise significant influence over the operating and financial policies of the investee enterprise.

U.S. GAAP also provides a framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, and non-controlling interests and results of activities of the VIEs in its consolidated financial statements. U.S. GAAP requires VIEs to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIEs' activities or entitled to receive a majority of the entity's residual return, or both. The application of this framework is generally applied as of the beginning of the first interim period or fiscal year beginning after March 15, 2004.

Investments in Affiliates

Under Korean GAAP, the equity method of accounting is applied in the primary non-consolidated financial statements of a company for investments in which the investor may exert significant influence on the investees' decision-making through representation on the board of directors, sharing of managerial personnel, or material intercompany transactions or holds over 20% of total outstanding common shares of investees directly or indirectly. For investments accounted for using the equity method of accounting, the Company records changes in its proportionate ownership of the book value of the investee as current operations, capital adjustments, capital surplus or adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

Under U.S. GAAP, the investor would recognize its share of the earnings and losses of the investee through earnings rather than directly to shareholders' equity. The equity method of accounting for the investment is required if the investor has the ability to exercise significant influence over operating and financial policies of the investee. Such influence is presumed to exist where the investor owns 20% to 50% of an investee's voting stock.

Minority Interests

Under Korean GAAP, minority interests are presented in the shareholders' equity section. In addition, losses in excess of minority interests are treated as a reduction to shareholders' equity.

Under U.S. GAAP, minority interests are typically presented outside of liabilities and shareholders' equity as a separate mezzanine line item. In addition, losses in excess of minority interest are recognized in the current period's results of operations.

Losses in Excess of Net Book Value of Equity Investees

Under Korean GAAP, a company ceases to recognize its share of losses of equity investees once the investment amount has been reduced to zero.

Under U.S. GAAP, a company continues to recognize its share of losses for equity investees even if the book value for the investment, including any loans and advances to the investee has been written down to zero if the company intends to continue supporting the investee or the company provides guarantees to the investee.

Business Combinations

Under Korean GAAP, business combinations involving other than commonly-controlled entities are accounted for as either a purchase or a pooling-of-interests, depending on the specific circumstances. In a purchase combination, the difference between the purchase consideration and the fair value of the net assets acquired is accounted for as goodwill or as negative goodwill. Goodwill is amortized over its estimated economic life, not to exceed 20 years. Negative goodwill, which does not exceed the fair value of non-monetary assets acquired, is amortized over weighted estimated average economic lives of non-monetary assets. Negative goodwill, which exceeds the fair value of non-monetary assets acquired, is charged to operations in the year of purchase.

Under U.S. GAAP, the pooling-of-interests method is prohibited and all business combinations are accounted for under the purchase method. Specific guidance is provided regarding the recognition of intangible assets acquired in a business combination. Under the purchase method, an acquirer, usually the entity whose former shareholders have the majority of the voting rights in the combined company, must be identified. The assets and liabilities of the acquired company are recorded by the acquirer at fair value on the date of acquisition. Any amount of purchase price in excess of the fair value of assets acquired and liabilities assumed is allocated to goodwill. Income related to the activities of the acquired company is recognized by the acquirer prospectively from the acquisition date.

Under U.S. GAAP the amortization of goodwill is prohibited, and annual impairment testing of goodwill is required, when any event occurs which would indicate an impairment of goodwill.

Capitalization of Interest

Under previous Korean GAAP, interest expense and other similar financing charges and foreign exchange gains or losses on borrowings directly related to the manufacture, purchase, or construction of inventory, investment assets and tangible and intangible assets and incurred prior to completion of the assets, are capitalized. In the case of inventories, interest costs are capitalized only for costs related to unavoidable long-term manufacturing processes. The rate at which interest is capitalized is based on the weighted-average interest rate on borrowings.

Under SKFAS 7, "Capitalization of financing costs," borrowing costs such as interest expenses, direct financing charges and foreign currency transaction gains or losses treated as interest cost adjustments of borrowings denominated in foreign currency, are in principle, recognized as an expense in the period in which they are incurred. However, when the acquisition cost of a qualifying asset includes borrowed funds, the borrowing costs incurred in relation to such funds may be included in the overall acquisition cost of the qualifying asset. Qualifying assets for capitalization of borrowing costs include assets such as inventories, tangible assets, intangible assets, and investment property that require a period of one year or more to prepare them for their intended use or sale from the date activities have been undertaken in producing, acquiring, constructing, or developing them. The rate at which interest is capitalized is based on the weighted-average interest rate on borrowings as under the previous Korean GAAP. When an entity changes its accounting treatment of borrowing costs after adopting this SKAFS 7 for the first time, such change in accounting policy is applied prospectively. With respect to qualifying assets for which acquiring activities are already in progress, the SKFAS 7 is applied only to those borrowing costs incurred during the capitalization period that begins after the effective date of SKFAS 7.

Under U.S. GAAP, interest is required to be capitalized on assets constructed for a company's own use and assets constructed for sale or lease that are constructed as separate and discrete projects. The amount capitalized represents the amount of interest that theoretically could have been avoided during the period had the expenditures not been made, and is determined by applying an interest rate (the capitalization rate) to the average amount of accumulated expenditures for the assets during the period. The interest rates used are based on the rates applicable to the Company's borrowings outstanding during the period. Exchange gains and losses on foreign borrowings are not included in the capitalized interest amount.

Marketable Securities and Investments

Under previous Korean GAAP, marketable securities and all investments in equity and debt securities are initially carried at cost, including incidental expenses. In the case of debt securities, cost includes the premium paid or discount received at the time of purchase. The following paragraphs describe the subsequent accounting for securities by the type of security.

Marketable securities are carried at market value at the balance sheet date. The unrealized gains and losses on such securities are charged to current operations.

Investments in marketable equity securities of non-controlled investees are carried at fair value. Temporary changes in fair value are accounted for in the capital adjustment account, a component of stockholders' equity. Declines in fair value which are anticipated to be permanent are recorded in current operations after eliminating any previously recorded capital adjustment for temporary changes. Subsequent recoveries or other future changes in fair value are recorded in the capital adjustment account.

Investments in non-marketable equity securities of non-controlled investees are carried at cost, except for declines in the Company's proportionate ownership of the underlying book value of the investee which are anticipated to be permanent, which are recorded in current operations. Subsequent recoveries are also recorded in current operations up to the original cost of the investment.

Investments in equity securities of companies over which the Company (i) exerts significant influence on the investees' decision-making through representation on the board of directors, sharing of managerial personnel, or material intercompany transactions or (ii) holds 20% or more of total outstanding common shares of investees directly or indirectly (controlled investees) are recorded using the equity method of accounting.

Premiums and discounts on debt securities are amortized over the life of the debt using the effective interest method. Investments in debt securities which the Company has the intent and ability to hold to maturity are generally carried at cost, adjusted for the amortization of discounts or premiums (amortized cost). Declines in the fair value of debt securities which are anticipated to be permanent are recorded in current operations. Subsequent recoveries are also recorded in current operations up to the amortized cost of the investment.

Other investments in debt securities are carried at fair value. Temporary differences between fair value and amortized cost are accounted for in the capital adjustment account. Declines in fair value which are anticipated to be permanent are recorded in current operations after eliminating any previously recorded capital adjustment for temporary changes. Subsequent recoveries or other future changes in fair value are recorded in the capital adjustment account.

In accordance with SKAFS 8, "Investments in securities," at acquisition, an entity classifies securities, excluding investment in equity securities of controlled investees, into held-to-maturity or trading or available-for-sale. Investments in equity securities of controlled investees are accounted for using equity method as under previous Korean GAAP.

Debt securities that have fixed or determinable payments and fixed maturity are classified as held-to-maturity only if the reporting entity has both the positive intent and ability to hold those securities to maturity. Any debt securities that are held or newly bought by an entity are not classified as held-to-maturity if, during the current financial year or during the two previous financial years: (1) a held-to-maturity security has been sold before maturity, (2) a right to redeem a security before maturity (commonly referred to as a "put option") has been exercised, or (3) a held-to-maturity security has been transferred between categories into an available-for-sale security.

Debt securities that are not classified as held-to-maturity and equity securities are classified as trading securities or available-for-sale securities, depending on their intended use and nature. Securities that are bought and held principally for sale in the near-term to generate profits from short-term price differences, involving active and frequent buying and selling, are classified as trading securities. Securities that are not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities.

Securities are recognized initially at cost, which includes the market value of the consideration given and any other transaction costs required to complete the acquisition.

After initial recognition, held-to-maturity securities are accounted for at amortized costs, which are calculated by discounts or premiums on the debt securities being added to or subtracted from the acquisition costs and interest income of the remaining period over the remaining terms using the effective interest method.

After initial recognition, trading and available-for-sale securities are accounted for at their fair values. As an exception, however, those available-for-sale equity securities that are not traded in an active trading market (non-marketable securities) are accounted for at their acquisition costs only if their fair values cannot be reliably estimated. Unrealized holding gains and losses for trading securities are included in current earnings. Unrealized holding gains and losses for available-for-sale securities are accounted for as separate components of shareholders' equity until realized through disposition or write-off.

When the amount estimated to be recoverable ("**recoverable amount**") is less than the amortized cost of a debt security or the acquisition cost of an equity security, recognition of impairment loss is considered. When any objective evidence of impairment loss exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the recoverable amount of the impaired security is estimated and impairment loss is recognized in current earnings. Subsequent recoveries are also recorded in current operations up to the original cost of the investment.

U.S. GAAP requires that marketable equity securities and all debt securities be classified in three categories and accounted for as follows:

1. Debt securities that a company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost;
2. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and
3. Debt and equity securities not classified in either of the other two categories are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and included as a separate component of shareholders' equity.

For held-to-maturity securities, available-for-sale securities and cost method investments, any "other-than-temporary" diminution in value of investments is recorded as a charge to earnings. Subsequent recoveries are not recorded. Investments in equity securities without a readily determinable fair value except for those where significant influences exist, are stated at cost subject to provision for any other-than-temporary impairment in value. Subsequent recoveries in value are not recorded.

Restricted Assets

Under Korean GAAP, assets that are restricted in use are classified as regular assets in the company's financial statements. However, the fact that those assets are restricted in use is required to be disclosed in the footnotes accompanying the financial statements.

Under U.S. GAAP, assets that are restricted in use are required to be presented separately on the face of the balance sheet.

Inventory Valuation

Under previous Korean GAAP, inventory was stated at the lower of cost or net realizable value, which was determined as estimated selling price less estimated expenses to be incurred up to the point of sale.

Under SKFAS 10 "Inventory," inventories are stated at their historical costs. However, when the historical costs of inventories exceed their market value, the market values are recognized on the balance sheet. Market values are defined as being current replacement cost for materials or net realizable value which is determined as estimated selling price less estimated expenses to be incurred up to the point of sale for finished goods, merchandise and work in process.

Under U.S. GAAP, inventory is stated at the lower of cost or market. Market value is defined as being current replacement cost subject to an upper limit of net realizable value and a lower limit of net realizable value less a normal profit margin.

Revaluation of Property, Plant and Equipment

Under previous Korean GAAP, property, plant and equipment was stated at cost, less accumulated depreciation, subject to any reduction in value due to impairment, except for upward revaluation in accordance with the Assets Revaluation Law of Korea. Revaluation surpluses, net of asset revaluation taxes, were first applied to offset any accumulated deficits. Any remaining surplus would either be credited to a capital surplus or transferred to capital stock. Depreciation was provided based upon the revalued amount. Asset revaluation has not been permitted since January 1, 2001.

Under SKFAS 5 "Tangible assets," a tangible asset is measured initially at its acquisition cost less depreciation, subject to any reduction in value due to impairment. When the estimated cost of dismantling and removing the asset and restoring the site, after the termination of the asset's useful life, meets the criteria for recognition of provisions, the present value of the estimated expenditure is included in the cost of the asset.

Under U.S. GAAP, property, plant and equipment is stated at cost less accumulated depreciation, subject to any reduction in value due to impairment. Upward revaluations are not permitted. Effective for fiscal years beginning after June 15, 2002, existing legal obligations to retire long-lived tangible assets are required to be recognized as a liability at fair value when incurred. Subsequent changes in the liability resulting from the passage of time, or revisions to cash flow estimates are also recognized. Upon initial recognition of the liability, the cost is recognized by increasing the carrying amount of the long-lived asset.

Impairment of Long Lived Assets

Under previous Korean GAAP, when the book value of an asset was greater than the recoverable value of the asset due to obsolescence, physical damage or the abrupt decline in market value of the asset, the decline in value, if material, was deducted from the book value and recorded as an asset impairment loss.

Under SKFAS 5, "Tangible assets," possible recognition of impairment loss is assessed when there is an indication that the expected future economic benefits of an asset is considerably less than its carrying amount, as

a result of technological obsolescence or rapid declines in market value. When it is determined that an asset may have been impaired and that its estimated total future cash flows from continued use or disposal is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the difference is recognized as an impairment loss. Nonetheless, if the recoverable amount of the impaired asset exceeds its carrying amount in a subsequent reporting period, the amount equal to the excess is treated as the reversal of the impairment loss. Even in such a case, however, the increased carrying amount of an asset due to a reversal of an impairment loss may not exceed the carrying amount that would have been determined had no impairment loss been recognized.

Under U.S. GAAP, entities are required to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or group of assets) may not be recoverable. U.S. GAAP requires an impairment loss to be recognized when the expected future cash flows from the use and eventual disposal of the asset (or group of assets), undiscounted and without interest charges, are less than the carrying amount of the asset. If such cash flows are less than the carrying value of the asset, the asset is adjusted to fair value, and an impairment loss is recognized. Once such impairments have been recorded, subsequent reversals are not allowed.

Convertible Bonds

Under SKFAS 9, "Convertible Securities," the issuer of convertible bonds separately recognizes in shareholders' equity the value of conversion rights as calculated by the difference between the present value of the general debentures and the bonds' issue price.

Under U.S. GAAP, the issuer of convertible bonds with non-detachable conversion features may not recognize the value of conversion rights separately and the convertible debt should be accounted for solely as debt unless the conversion right had intrinsic value at the commitment date.

Accrued Severance Benefits

Under the Korean labor law, employees and directors with more than one year of service are entitled to receive a lump-sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit is based on the length of service and rate of pay at the time of termination. Under Korean GAAP, the full amount of accrued severance benefit as of the balance sheet date should be provided. Severance pay expense is calculated based on the net change in the accrued severance benefit liability assuming the termination of all eligible employees as of the beginning and end of the accounting period. Severance benefits funded outside the Company are deducted from accrued severance benefit liability.

Under U.S. GAAP, the obligation for Korean severance benefits is required to be actuarially determined in accordance with calculations based upon a specified methodology, including a designated actuarial approach, that reflects the concept of accrual accounting with amounts reflected in the income statement systematically over the estimated working lives of the employees covered by the plan. Companies with unfunded or under-funded obligations are generally required to record a liability on the balance sheet. U.S. GAAP requires that the interest rate used in determining the obligation and service and interest costs be reassessed and revised annually to the extent market conditions change.

Revenue Recognition

Under previous Korean GAAP, revenue was generally recognized when goods are sold and delivered, even though legal title may not necessarily have passed to the customer upon delivery of the product or when rights of return existed. However, specific revenue recognition methods were prescribed for (i) consignment sales, (ii) long-term construction contracts, and (iii) installment sales.

SKFAS 4, "Revenue recognition," provides more elaborate standards for revenue recognition by the type of revenue. Under this new statement, revenue from sale of goods is recognized when the entity has transferred significant risks and rewards of ownership of the goods to the buyer, the entity retains neither continuing managerial involvement, to the degree usually associated with ownership, nor effective control over the goods sold, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow into the entity, and costs incurred or to be incurred with respect to the transaction can be measured reliably. Specific revenue recognition methods are also prescribed for certain situations such as where customers have right of return or where the revenue are generated from dividends or royalties.

SKFAS 12, "Construction-Type Contracts," stipulates more specific standards for revenue recognition of construction-type contracts. Under this new statement, revenue and cost of construction-type contracts are recognized on the basis of percentage-of-completion method.

Under U.S. GAAP, revenues are not generally recognized until they are realized or realizable and earned. In particular, revenue recognition is not appropriate unless persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured. Specific revenue recognition methods are prescribed for certain situations, such as where customers have rights of return, sales are made via distributors or revenues are earned under long-term construction-type contracts. In addition, specific revenue recognition methods are prescribed for certain industries such as software and detailed guidance exists for revenue arrangements that contain multiple elements.

Research and Development Costs

Under previous Korean GAAP, research costs were charged to operations as incurred. Costs incurred for new products or technology were permitted to be deferred only if the costs could be clearly identified and the future economic benefits were probable. The deferred costs for new products or technology were amortized using free straight-line method over their estimated useful lives not to exceed 20 years.

As under previous Korean GAAP, under SKFAS 3, "Intangible assets," research costs are charged to operation as incurred and development costs for a new product or technology are permitted to be deferred only if the costs can be clearly identified and the future economic benefits are probable. Such deferred costs are amortized using the most reasonable method of amortization over their estimated useful lives not to exceed 20 years.

Under U.S. GAAP, research and development costs are generally expensed as incurred. Under U.S. GAAP, in-process research and development acquired in a business combination is valued at its fair value upon acquisition, then written off immediately in the income statement. There are specific rules regarding costs incurred in relation to software developed in order to be sold, leased or otherwise marketed and software developed for internal use.

Non-Monetary Transactions

Under Korean GAAP, the acquisition cost to be recorded for the exchange of similar kinds of tangible assets may be the book value of the surrendered assets.

Under U.S. GAAP, the accounting for non-monetary transactions is based on the fair values of the assets involved, which is the same basis as that used in monetary transactions. Thus, the cost of a non-monetary asset acquired in exchange for another non-monetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss is recognized on the exchange. The fair value of the asset received may be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered. There are certain exceptions to the use of fair value for non-monetary transactions under U.S. GAAP where the exchange involves similar productive

assets or exchanges of similar items to be held for sale to customers who are not parties to the exchange. In these circumstances the transactions are based on recorded amounts.

Foreign Currency Translation/Transactions

Under Korean GAAP, foreign currency-denominated assets and liabilities are translated into Won using the closing exchange rate prevailing on the balance sheet date. Gains and losses resulting from the valuation of assets or liabilities denominated in foreign currencies are charged to operations. Transactions during the period are translated at the rate prevailing at the date of the transaction.

Under U.S. GAAP, foreign currency-denominated assets and liabilities are translated into Won using the closing exchange rate prevailing on the balance sheet date. Transactions during the period should be translated at the rate prevailing at the date of the transaction or at the average rate for the period, where the use of the prevailing rates at the date of the transaction would be impractical.

Under Korean GAAP, convertible bonds denominated in a foreign currency are considered non-monetary liabilities during the period in which the conversion option is exercisable. Accordingly, such liabilities are not adjusted for changes in the exchange rate during this period. Upon the expiration of the conversion option the liability is considered a monetary liability, which would be adjusted, based on the exchange rate as of the balance sheet date.

Under U.S. GAAP, convertible bonds denominated in a foreign currency are considered monetary liabilities at all times, and the carrying value of such liabilities would be adjusted for changes in exchange rates.

Under Korean GAAP, there are no special provisions for companies operating in highly inflationary economies. Under U.S. GAAP, when the cumulative inflation rate exceeds 100% over the most recent three-year period, the overseas entity's financial statements are re-measured as if the functional currency was the reporting currency of the company. In this situation, non-monetary items are translated at historical rates, and monetary items are translated at current exchange rates.

Organization and Pre-Operating Costs

Under previous Korean GAAP, organization costs and pre-operating costs were classified as intangible assets instead of deferred assets and amortized over its estimated useful life not to exceed 20 years.

Under SKFAS 3, "Intangible assets," organization costs and pre-operating costs are expensed as incurred.

Under U.S. GAAP, organization costs, pre-operating, pre-opening and start-up costs are expensed as incurred, except in certain very specific circumstances.

Income Taxes

Under Korean GAAP, deferred income taxes are recognized which arise from temporary differences between accounting and taxable income. Additional payments or reversals of previously provided liabilities arising from finalization of income tax returns, filing amended tax returns or examinations of prior year tax returns by tax authorities are reported as non-operating items separate from the tax provision. Additionally, certain criteria are used in determining valuation allowances.

Under Korean GAAP, deferred tax assets and liabilities are presented on the balance sheet as a single net non-current number.

Under SKFAS No. 16 "Income taxes", deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of related assets or liabilities. In addition, SKFAS No. 16 requires the income tax effect to be calculated for components within stockholders' equity.

U.S. GAAP requires the recognition of deferred income taxes for all temporary differences between the carrying value of assets and liabilities for financial statement purposes, and their respective tax bases. Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more likely than not that

some portion, or all, of the deferred tax asset will be realized. Additional payments or reversals of previously provided liabilities arising from finalization of income tax returns, filing amended tax returns or examinations of prior year tax returns by tax authorities are normally reported as part of the current tax charge.

Under U.S. GAAP, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of related assets or liabilities for financial reporting purposes.

Accounting Changes

Under Korean GAAP, the cumulative effect of certain changes in accounting is charged or credited to beginning retained earnings. Prior period financial statements need to be restated if presented for comparison purposes and certain pro forma financial information is required to be disclosed. If information necessary to determine the impact on beginning retained earnings is not available, the change may be accounted for prospectively.

U.S. GAAP requires the recognition of the cumulative effect of most accounting changes to be recognized in beginning retained earnings in the year of the change or, in certain limited cases, retroactive restatement. Additionally, exceptions to this rule are sometimes specified in authoritative accounting pronouncements.

Prior Period Adjustments

Under Korean GAAP, prior period adjustments are recognized as adjustments to retained earnings carried forward from prior years. Prior period adjustments do not include additional payments of corporation income taxes for prior years, refinement of prior years' estimates and resolution of matters outstanding from prior years. According to the revised financial accounting standards in Korea effective January 1, 2002, the correction of a material error in a previous year is recognized as adjustments to retained earnings and other corrections are charged or credited to current operations.

U.S. GAAP restricts prior period adjustments to the correction of a material error in the financial statements of a previous period. Exceptions to this rule are sometimes specified in the transitional adoption guidance to authoritative accounting pronouncements.

Discontinued Operations

Under Korean GAAP, information on discontinued operations and asset disposals should be disclosed in the footnotes accompanying the financial statements.

Under U.S. GAAP, there is specific guidance related to discontinued operations. A discontinued operation is defined as a component of an entity that has either been disposed of, or has been classified as held for sale. A component of an entity comprises operations and cash flows that can clearly be distinguished both operationally and for financial reporting purposes, from the rest of the entity. A component may be a reportable segment, an operating segment, a reporting unit, a subsidiary or an asset group. Results of operations and gains or losses on disposal from discontinued operations are presented, net of tax, separately on the face of the income statement before extraordinary items and cumulative effects of accounting changes.

Income Statement and Cash Flow Presentation

Under Korean GAAP, losses on valuation of inventories, losses on impairment of development costs, and bad debt expense on non-trading receivables are considered non-operating expenses. Such items that have been classified as non-operating income/expenses are included as operating type cash flows in the cash flow statement. However, losses on valuation of inventories will normally be included in cost of sales from January 1, 2004. Also, under Korean GAAP extraordinary items include "unusual and non-recurring," non-operating income or expenses, gains from assets contributed, gains on exemption of debts, gains on insurance settlements, casualty losses and forfeitures. These items are presented separately from ordinary results and on a before-tax basis in the income statement.

Under U.S. GAAP, losses on valuation of inventories would normally be included in cost of sales, and other items would be considered operating profit and expenses. Also, under U.S. GAAP extraordinary items are limited to a few events possessing a high degree of abnormality, clearly unrelated to or only incidental to ordinary activities and would not reasonably be expected to recur in the foreseeable future.

Factoring of Receivables

Under Korean GAAP, the factoring of foreign trade receivables to financial institutions is accounted for as a sale of the receivables, if the transferor does not have any control over such financial instrument or the transferee is free to dispose of such financial instrument. Otherwise, the transaction is accounted for as a form of secured borrowing, in a manner similar to that prescribed by U.S. GAAP.

Under U.S. GAAP, these transactions would be accounted for as sale if they met the following criteria:

1) The transferred asset has been isolated from the transferor and put beyond the reach of the transferor, or any consolidated affiliate of the transferor, and their creditors even in the event of bankruptcy or receivership of the transferor or any consolidated affiliate.

2) The transferee is a qualifying special-purpose entity ("QSPE") and each holder of its beneficial interests (including both debt and equity securities) has the right to pledge, or the right to exchange its interests. If the issuing vehicle is not a QSPE, then sale accounting is only permitted if the issuing vehicle itself has the right to pledge or the right to exchange the transferred assets.

3) The transferor does not effectively maintain control over the transferred assets either through;

    (a) an agreement that calls for the transferor to repurchase the transferred assets (or to buy back securities of a QSPE held by third party investors) before their maturity; or

    (b) the ability to unilaterally cause the SPE or QSPE to return specific assets; other than through a cleanup call.

In addition, under U.S. GAAP, unless a transferee is a QSPE, a transferee with nominal capital investment with credit enhancements provided by a transferor is generally consolidated by the transferor.

Collateralized Assets

Under Korean GAAP, short-term financial instruments pledged as collateral for long-term loans are classified as short-term assets. Under U.S. GAAP, certain short-term financial instruments pledged as collateral for long-term loans would be reclassified as long-term assets.

Comprehensive Income

Under Korean GAAP, there is no requirement to present comprehensive income. Under U.S. GAAP, comprehensive income includes all changes in shareholders' equity during an accounting period except those resulting from investments by or distributions to owners, including certain items not included in the current results of operations.

Accounting and Disclosure Requirements for Guarantees

Under Korean GAAP, a guarantor accounts for guarantees issued in accordance with loss contingencies. Also, Korean GAAP does not require extensive disclosures of guarantees. Under U.S. GAAP, beginning for guarantees issued or modified after December 31, 2002, a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee in accordance with FASB Interpretation No. 45 (FIN 45). In addition, there are specific disclosure requirements, including the maximum potential amount of future payments the guarantor could be required to make and the carrying value of the liability.

Derivatives

Under Korean GAAP, derivative financial instruments, regardless of whether they are entered into for trading or hedging purposes, are valued at fair value. Derivative contracts not meeting the requirements for hedge accounting treatment are classified as trading contracts with the changes in fair value included in current operations. For the derivative contracts qualifying for cash flow hedge accounting treatment, the effective portion of the hedge instrument recorded as capital adjustments and later transfers out of equity when the future transaction either:

- results in a recognized asset or liability, in which case the amount accumulated in equity is recognized as an adjustment to the carrying amount of that asset or liability; or
- otherwise impacts the income statement.

Under Korean GAAP, a fair value hedge is used to hedge changes in the fair value of a recognized asset or liability. The hedging instrument is stated as fair value with changes therein flowing through the income statement as other income or expenses in current operations. Under Korean GAAP, the definition of an embedded derivative is broadly defined without detailed guidance.

Beginning January 1, 2001, all derivatives contracts are recognized at fair value. Under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended, accounting for derivative instruments is in large part determined by the purpose for which the instrument was entered into. In general, derivative financial instruments which were entered into for speculative or trading purposes (or which do not meet the criteria for accounting for such items as hedges), rather than to hedge exposures to risks, are accounted for at fair value with all gains and losses recognized currently in earnings. Derivative financial instruments, which (a) are entered into in order to hedge certain exposures and (b) meet defined criteria in order to be classified as hedges, are accounted for in a manner so as to offset the gains and losses applicable to the derivative financial instrument against the gains and losses on the transactions or commitments which are being hedged (i.e., either by recording the gains and losses on derivative financial instruments currently when they are used as hedges of existing (on-balance sheet) transactions or by deferring the gains and losses on derivative financial instruments in the equity section of the balance sheet when they are used as hedges of forecasted transactions). In addition, SFAS No. 133 also defines the concept of embedded derivatives which may now exist due to a broader definition of a derivative instrument. Embedded derivatives are accounted for in the same manner as any other derivatives.

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INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of LG Electronics Inc. and Subsidiaries

Audited Non-Consolidated Financial Statements of LG Electronics Inc.

Unaudited Non-Consolidated Financial Statements of LG Electronics Inc.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of
LG Electronics Inc.

We have audited the accompanying consolidated balance sheets of LG Electronics Inc. ("LGE") and its subsidiaries (collectively the "Company") as of December 31, 2004, 2003 and 2002, the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2004 and 2003, and the related consolidated carve-out statements of income, changes in shareholders' equity and cash flows for the year ended December 31, 2002, expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of LG Electronics U.S.A., Inc. and certain other consolidated subsidiaries of LGE, of which financial statements reflect 27%, 30% and 39% of the company's consolidated total assets as of December 31, 2004, 2003 and 2002, respectively, and 39%, 41% and 57% of the Company's consolidated total sales for the years ended December 31, 2004, 2003 and 2002, respectively. These financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for LG Electronics U.S.A., Inc. and certain other consolidated subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG Electronics Inc. and its subsidiaries as of December 31, 2004, 2003 and 2002, and the results of their operations and the changes in their shareholders' equity and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to the following matters.

As discussed in Notes 1 and 30 to the accompanying consolidated financial statements, the Company was spun off from LG Electronics Investment Ltd. (formerly LG Electronics Inc.) on April 1, 2002. The electronics, and information and communications businesses were transferred from LG Electronics Investment Ltd. to the Company.

As discussed in Note 8 to the accompanying consolidated financial statements, upon a resolution of the Board of Directors in July 2004, the Company invested ₩289,125 million (equivalent to US$250 million) in LG Electronics Wales Ltd. ("LGEWA") which, in turn, invested to its subsidiary, LG.Philips Displays Holding B.V. ("LPD") according to an agreement with the LPD's creditor financial institutions. The other conditions in the said agreement included the deferment of loan repayment and the reduction in the interest rate of the said loan.

As discussed in Notes 4 and 7 to the accompanying consolidated financial statements, in 2004 the Company purchased LG Card Co., Ltd. (LG Card)'s commercial papers with a face value of ₩200,000 million as part of the fulfillment of LG Card's business normalization agreement with the creditor financial institutions. The

commercial papers of ₩50,831 million were converted into equity of LG Card in January 2005 and the remaining commercial papers amounting to ₩149,169 million are scheduled to be collected within December 31, 2005. The Company recognized an impairment loss of ₩55,212 million on the said commercial papers for the year ended December 31, 2004.

As discussed in Note 31 to the accompanying consolidated financial statements, the Company and IBM Korea Inc. divided their joint venture company, LG IBM PC Co., Ltd., and on January 1, 2005 the Company merged with a portion of the PC division from the joint venture.

As discussed in Note 31 to the accompanying consolidated financial statements, on January 24, 2005, the Company signed a memorandum of understanding with Nortel Networks Corporation in Canada for establishment of a joint venture to engage in the field of communication equipment and networking solution.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Samil PricewaterhouseCoopers
Seoul, Korea
March 25, 2005

This report is effective as of March 25, 2005, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG Electronics Inc. and Subsidiaries

Consolidated Balance Sheets
December 31, 2004, 2003 and 2002

	2004	2003	2002
	(in millions of Korean Won)		
ASSETS			
Current assets			
Cash and cash equivalents	₩ 2,716,196	₩ 1,581,545	₩ 902,877
Short-term financial instruments (Note 3)	189,567	194,964	35,118
Short-term investments (Note 4)	122,337	65,752	4,470
Trade accounts and notes receivable, net (Note 5)	4,347,029	4,689,913	3,444,878
Inventories, net (Note 6)	5,790,607	4,738,465	3,640,180
Short-term loans receivable (Note 5)	21,616	86,466	2,812
Other accounts receivable, net (Note 5)	1,022,243	369,904	598,830
Prepaid expenses	97,307	90,901	116,975
Accrued income, net (Note 5)	26,233	231,220	150,145
Advance payments, net (Note 5)	93,070	114,890	221,234
Prepaid income taxes	47,275	21,017	116,161
Derivative transaction debit	175,060	14,320	15,271
Other current assets	403,578	279,050	267,979
Total current assets	15,052,118	12,478,407	9,516,930
Property, plant and equipment, net (Note 9)	12,317,527	8,928,888	7,393,223
Long-term financial instruments (Note 3)	18,547	141,002	19,598
Investment securities (Note 7)	91,793	273,708	205,606
Equity method investments (Note 8)	398,010	87,888	869,068
Refundable deposits	523,588	452,895	397,327
Long-term loans receivable, net (Note 5)	81,509	48,473	47,753
Long-term prepaid expense	198,318	129,917	105,834
Deferred income tax assets (Note 22)	471,058	513,913	411,466
Intangible assets, net (Note 10)	735,955	962,965	1,066,866
Other non-current assets	28,928	40,001	34,005
Total assets	₩29,917,351	₩24,058,057	₩20,067,676

The accompanying notes are an integral part of these consolidated financial statements.

LG Electronics Inc. and Subsidiaries

Consolidated Balance Sheets—(Continued)
December 31, 2004, 2003 and 2002

	2004	2003	2002
	(in millions of Korean Won)		
Liabilities and Shareholders' Equity			
Current liabilities			
Short-term borrowings (Note 13)	₩ 5,862,396	₩ 4,185,319	₩ 3,767,173
Current maturities of long-term debt, net (Note 13)	1,014,629	1,526,286	898,256
Trade accounts and notes payable	3,465,550	4,091,383	3,173,784
Other accounts payable	2,527,220	2,434,498	2,243,186
Accrued expenses	1,522,144	1,019,557	823,977
Advances from customers	276,418	340,770	345,221
Withholdings	155,915	69,745	84,405
Income taxes payable (Note 22)	124,018	117,839	188,567
Derivative transaction credit	56,881	20,705	606
Other current liabilities	181,928	344,516	393,985
Total current liabilities	15,187,099	14,150,618	11,919,160
Debentures, net of current maturities and discounts on debentures (Note 14)	4,400,520	3,638,935	3,654,176
Long-term debts, net of current maturities (Note 14)	1,035,817	579,829	201,010
Accrued severance benefits, net (Note 16)	300,821	256,138	209,116
Product warranty reserve	165,488	101,795	82,951
Deferred income tax liabilities (Note 22)	20,931	21,049	15,795
Other long-term liabilities	71,917	79,679	42,138
Total liabilities	21,182,593	18,828,043	16,124,346
Commitments and contingencies (Note 17)			
Shareholders' equity			
Capital stock (Note 18)	783,961	783,961	783,961
Capital surplus (Note 19)	1,993,942	1,723,058	1,697,161
Retained earnings (Note 20)	2,261,181	874,808	344,072
Capital adjustments (Note 21)	3,951	38,629	12,135
Minority interest in consolidated subsidiaries	3,691,723	1,809,558	1,106,001
Total shareholders' equity	8,734,758	5,230,014	3,943,330
Total liabilities and shareholders' equity	₩29,917,351	₩24,058,057	₩20,067,676

The accompanying notes are an integral part of these consolidated financial statements.

LG Electronics Inc. and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(in millions of Korean Won, except per share amounts)		
Sales (Notes 25 and 26)	₩43,249,446	₩35,594,534	₩29,333,212
Cost of sales (Note 25)	32,415,961	26,720,216	22,479,177
Gross profit	10,833,485	8,874,318	6,854,035
Selling and administrative expenses	7,542,263	6,447,217	5,363,224
Operating income	3,291,222	2,427,101	1,490,811
Non-operating income (expenses)			
Interest expense, net	(268,203)	(332,929)	(354,930)
Foreign exchange gain, net	162,041	27,946	100,745
Equity in losses of affiliates, net (Note 8)	(106,297)	(576,311)	(359,398)
Loss on disposal of property, plant and equipment, net	(113,928)	(70,173)	(90,218)
Gain (loss) on disposal of investments, net	(70,290)	(2,924)	10,747
Gain on disposal of business division (Note 29)	—	—	139,951
Others, net	27,659	(11,093)	53,823
	(369,018)	(965,484)	(499,280)
Income before income taxes	2,922,204	1,461,617	991,531
Income tax expense (Note 22)	401,994	222,895	241,486
Income before minority interest	2,520,210	1,238,722	750,045
Minority interest in income of consolidated subsidiaries, net	(911,684)	(533,746)	(142,336)
Net income	₩ 1,608,526	₩ 704,976	₩ 607,709
Basic earnings per share and ordinary income per share (in Won) (Note 23)	₩ 10,291	₩ 4,498	₩ 3,981
Diluted earnings per share and diluted ordinary income per share (in Won) (Note 23)	₩ 9,898	₩ 4,452	₩ 3,981

The accompanying notes are an integral part of these consolidated financial statements.

LG Electronics Inc. and Subsidiaries

Statement of Changes in Shareholders' Equity
Years Ended December 31, 2004, 2003 and 2002

	Capital stock	Capital surplus	Retained earnings	Capital adjustments	Minority interests	Total
	(in millions of Korean Won)					
Balance at January 1, 2002	₩783,961	₩ 2,524,988	₩ 1,486,634	₩(635,477)	₩ 946,129	₩ 5,106,235
Revaluation surplus	—	(36)	—	—	—	(36)
Net income	—	—	607,709	—	—	607,709
Payment of dividends	—	—	(106,893)	—	—	(106,893)
Acquisition of treasury stock	—	—	—	(12,514)	—	(12,514)
Loss on valuation of investments, net	—	—	—	(38,031)	—	(38,031)
Overseas operations translation adjustments	—	—	—	(14,443)	—	(14,443)
Changes in minority interest	—	—	—	—	159,872	159,872
Adjustment for changes in ownership, net	—	273,477	—	6,842	—	280,319
Capital surplus transferred to retained earnings and capital adjustments at the spin-off	—	(1,101,268)	392,817	708,451	—	—
Contribution to LGEI	—	—	(2,037,807)	—	—	(2,037,807)
Others	—	—	1,612	(2,693)	—	(1,081)
Balance at December 31, 2002	₩783,961	₩ 1,697,161	₩ 344,072	₩ 12,135	₩1,106,001	₩ 3,943,330
Balance at January 1, 2003	₩783,961	₩ 1,697,161	₩ 344,072	₩ 12,135	₩1,106,001	₩ 3,943,330
Net income	—	—	704,976	—	—	704,976
Disposal of treasury stock	—	—	—	2,873	—	2,873
Conversion rights	—	15,833	—	—	—	15,833
Payment of dividends	—	—	(157,431)	—	—	(157,431)
Effect of change in accounting principle	—	—	(3,271)	—	—	(3,271)
Equity in losses of affiliates	—	—	(13,576)	—	—	(13,576)
Loss on valuation of investments, net	—	—	—	(80,581)	—	(80,581)
Overseas operations translation adjustments	—	—	—	104,202	—	104,202
Changes in minority interest	—	—	—	—	703,557	703,557
Adjustment for changes in ownership, net	—	10,064	—	—	—	10,064
Others	—	—	38	—	—	38
Balance at December 31, 2003	₩783,961	₩ 1,723,058	₩ 874,808	₩ 38,629	₩1,809,558	₩ 5,230,014
Balance at January 1, 2004	₩783,961	₩ 1,723,058	₩ 874,808	₩ 38,629	₩1,809,558	₩ 5,230,014
Net income	—	—	1,608,526	—	—	1,608,526
Acquisition of treasury stock	—	—	—	(37,680)	—	(37,680)
Conversion rights	—	13,638	—	—	—	13,638
Payment of dividends	—	—	(196,600)	—	—	(196,600)
Equity in losses of affiliates	—	—	(33,025)	—	—	(33,025)
Loss on valuation of investments, net	—	—	—	156,480	—	156,480
Overseas operations translation adjustments	—	—	—	(178,183)	—	(178,183)
Changes in minority interest	—	—	—	—	1,882,165	1,882,165
Adjustment for changes in ownership, net	—	255,328	—	—	—	255,328
Others	—	1,918	7,472	24,705	—	34,095
Balance at December 31, 2004	₩783,961	₩ 1,993,942	₩ 2,261,181	₩ 3,951	₩3,691,723	₩ 8,734,758

The accompanying notes are an integral part of these consolidated financial statements.

LG Electronics Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(in millions of Korean Won)		
Cash flows from operating activities			
Net income	₩ 1,608,526	₩ 704,976	₩ 607,709
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	2,205,142	1,827,482	1,663,094
Bad debt expense (Reversal of allowance for doubtful accounts), net	(15,270)	61,617	129,296
Gain on foreign currency translation, net	(194,394)	(20,147)	(68,904)
Equity in losses of affiliates, net	106,297	576,311	359,398
Loss (gain) on disposal of investments, net	42,952	9,436	(10,747)
Gain on disposal of business divisions	—	—	(139,951)
Loss from disposal of property, plant and equipment, net	113,928	70,173	90,218
Minority interest in income of consolidated subsidiaries, net	911,684	533,746	142,336
Others	371,969	275,133	291,166
Changes in operating assets and liabilities			
Trade accounts and notes receivable	270,429	(1,336,653)	(551,402)
Other accounts receivable	(654,974)	240,118	(132,127)
Inventories	(1,052,142)	(1,048,729)	(603,804)
Accrued income	205,158	(81,014)	(75,780)
Advance payments	21,806	108,735	(43,994)
Prepaid expenses	(74,807)	2,307	(54,891)
Other current assets	(150,782)	90,324	(414,786)
Trade accounts and notes payable	(587,599)	848,756	425,295
Other accounts payable	153,269	(81,947)	310,167
Income taxes payable	6,179	(76,380)	87,321
Accrued expenses	502,586	189,422	358,986
Payment of severance benefits	(114,713)	(102,199)	(112,678)
Deferred income tax assets	83,854	(100,919)	(239,917)
Others	(112,353)	(49,575)	300,467
Net cash provided by operating activities	3,646,745	2,640,973	2,316,472

The accompanying notes are an integral part of these consolidated financial statements.

LG Electronics Inc. and Subsidiaries

Consolidated Statements of Cash Flows—(Continued)
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(in millions of Korean Won)		
Cash flows from investing activities			
Short-term and long-term loans receivable, net	41,284	(82,302)	3,336
Acquisition of investment securities and equity method investments, net	(285,396)	(44,451)	(329,510)
Disposal (acquisition) of other investments	(59,620)	(61,214)	767,389
Disposal (acquisition) of short-term financial instruments	5,397	(145,393)	—
Disposal (acquisition) of long-term financial instruments	122,455	(121,340)	—
Acquisition of property, plant and equipment, net	(5,606,969)	(2,741,327)	(1,609,821)
Acquisition of intangible assets	(69,270)	(108,436)	(85,996)
Proceeds from disposal of the CRT division	—	—	139,372
Others	(83,794)	10,517	(8,200)
Net cash used in investing activities	(5,935,913)	(3,293,946)	(1,123,430)
Cash flows from financing activities			
Proceeds from short-term borrowings, net	1,714,700	425,277	215,928
Payment of current maturities of long-term debt	(1,498,478)	(898,256)	(838,760)
Proceeds from long-term debt, net	552,794	411,514	298,762
Proceeds from issuance of debentures, net	1,696,659	1,351,619	1,954,729
Payment of dividends	(196,634)	(157,396)	(106,893)
Contribution to LGEI	—	—	(2,037,807)
Proceeds from disposal (acquisition) of treasury stock	(34,980)	2,536	(12,514)
Change in overseas operations translation adjustments	(98,033)	104,098	—
Increase in minority interest	1,236,433	—	—
Others	46,858	12,943	93,147
Net cash provided by (used in) financing activities	3,419,319	1,252,335	(433,408)
Increase in cash due to changes in the consolidated entities	4,500	79,306	—
Net increase in cash and cash equivalents	1,134,651	678,668	759,634
Cash and cash equivalents (Note 28)			
Beginning of the year	1,581,545	902,877	143,243
End of the year	₩ 2,716,196	₩ 1,581,545	₩ 902,877

The accompanying notes are an integral part of these consolidated financial statements.

1. The Consolidated Companies and Equity Method Investees

The accompanying consolidated financial statements include the accounts of LG Electronics Inc. ("LGE" or "Controlling Company") and its subsidiaries (collectively referred to as the "Company"). General information on the Controlling Company, its consolidated subsidiaries and its equity method investees is described below:

The Controlling Company

LG Electronics Inc. was incorporated in February 1959 under the Commercial Code of the Republic of Korea to manufacture and sell electronics, and information and communication products, and had its shares listed on the Korea Stock Exchange in April 1970. LG Electronics Inc. (the "Old LGE") spun off its electronics and information and communications business on April 1, 2002 and established a new company, LG Electronics Inc. ("LGE"), on April 1, 2002 (the "Demerger" and "Spin-off"). The Old LGE changed its name to LG Electronics Investment Ltd. ("LGEI") on April 1, 2002 and converted its remaining business into a holding company business. As a result, the Old LGE was split into two companies, LGE, which is to engage in the business of electronics and information and communications, and LGEI, which is to engage in the business of investment in other unrelated subsidiaries and affiliates (see Note 30). LGEI was merged with LG Chem Investment Ltd. ("LGCI") on March 1, 2003. After the merger, the new company was named LG Corp.

As of December 31, 2004, LGE operates manufacturing facilities mainly in Kuro, Pyeongtaek, Chongju, Gumi and Changwon in the Republic of Korea.

As of December 31, 2004, LGE has outstanding capital stock amounting to ₩783,961 million, including non-voting preferred stock. LGE's stock was relisted on the Korean Stock Exchange on April 22, 2002, and its depositary receipts ("DRs") were relisted on the London Stock Exchange in September 2002.

As of December 31, 2004, LG Corp. and its related parties own 32.1% of LGE's total outstanding stock including common stock and preferred stock (36.1% based on outstanding common stock alone), while financial institutions, foreign investors and others own the rest of LGE's outstanding stock.

Consolidated Subsidiaries and Equity Method Investees

Consolidated subsidiaries and equity method investees as of December 31, 2004, are as follows:

Company	Shareholders' equity	Total issued and outstanding shares	Shares owned by LGE	Shares owned by Subsidiaries	Shares owned by Total	Percentage of ownership (%)
		(in millions of Korean Won)				
Domestic subsidiaries						
LG.Philips LCD Co., Ltd. **	₩5,705,791	325,315,700	145,000,000	—	145,000,000	44.57
LG Micron Ltd.	335,168	7,500,000	2,699,702	—	2,699,702	36.00
LG Innotek Co., Ltd.	147,469	8,620,800	6,017,400	—	6,017,400	69.80
Hi Plaza Inc.	108,894	7,440,000	7,440,000	—	7,440,000	100.00
Stic IT 10th Fund	24,982	3,000	2,820	—	2,820	94.00
Hi Business Logistics	6,111	20,000	20,000		20,000	100.00
Domestic equity method investees						
LG IBM PC Co., Ltd.	34,060	4,860,000	2,381,400	—	2,381,400	49.00
Hankuk Electric Glass Co., Ltd.	702,744	8,073,375	1,614,675		1,614,675	20.00

Company	Shareholders' equity	Total issued and outstanding shares	Shares owned by LGE	Shares owned by Subsidiaries	Shares owned by Total	Percentage of ownership (%)
			(in millions of Korean Won)			
Overseas subsidiaries						
LG Electronics Alabama, Inc. (LGEAI)	69,540	266	266	—	266	100.00
LG Electronics Almaty Kazak Co., Ltd. (LGEAK) (*)	15,508	—	—	—	—	100.00
LG Electronics Antwerp Logistics N.V. (LGEAL) (*)	1,637	—	—	—	—	100.00
LG Electronics Australia PTY, Ltd. (LGEAP)	7,305	2,685,000	2,685,000	—	2,685,000	100.00
LG Electronics Klima Sanayi ve Ticaret P.S. (LGEAT)	43,740	288,000	144,000	—	144,000	50.00
LG Electronics Da Amazonia Ltda. (LGEAZ) *	47,922	—	—	—	—	100.00
LG Electronics Colombia Ltda. (LGECB) *	7,356	—	—	—	—	100.00
LG Electronics China Co., Ltd. (LGECH) *	15,608	—	—	—	—	100.00
LG Electronics Canada, Inc. (LGECI)	16,562	42,900	42,900	—	42,900	100.00
LG Electronics Philippines, Inc. (LGEPH) (formerly LGECM)	1,713	739,036	739,036	—	739,036	100.00
Taizhou LG Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT) *	24,285	—	—	—	—	100.00
LG Electronics Deutschland GmbH (LGEDG) *	24,464	—	—	—	—	100.00
LG Goldstar France S.A.R.L. (LGEFS)	6,243	69,848	32,798	37,050	69,848	100.00
PT LG Electronics Display Devices Indonesia (LGEDI)	66,687	41,240	41,240	—	41,240	100.00
LG Electronics Egypt Cairo S.A.E. (LGEEC)	1,467	13,510	13,510	—	13,510	100.00
LG Electronics Egypt S.A.E. (LGEEG)	1,909	144,000	120,910	—	120,910	83.97
LG Electronics Espana S.A. (LGEES)	27,191	219,390	219,390	—	219,390	100.00
LG Electronics Gulf FZE (LGEGF)	7,918	29	29	—	29	100.00
LG Electronics HK Limited (LGEHK)	4,445	2,852,825	2,852,825	—	2,852,825	100.00
LG Electronics Hellas S. A. (LGEHS)	6,820	1,000,000	1,000,000	—	1,000,000	100.00
LG Electronics Huizhou Inc. (LGEHZ) *	37,276	—	—	—	—	80.00
LG Electronics India PVT Ltd. (LGEIL)	121,860	112,649,459	112,649,459	—	112,649,459	100.00
PT LG Electronics Indonesia Ltd. (LGEIN)	30,739	40,700	31,200	9,500	40,700	100.00
LG Electronics Italy S.P.A. (LGEIS)	21,075	18,785,000	18,785,000	—	18,785,000	100.00
LG Electronics JIT Europe B.V.(LGEJE)	203	180	—	180	180	100.00
LG Electronics Japan Inc. (LGEJP)	1,954	1,380,000	1,380,000	—	1,380,000	100.00
LG Electronics Mlawa SP.Zo.O. (LGEMA) *	52,139	—	—	—	—	100.00
LG Electronics Morocco S.A.R.L. (LGEMC)	3,806	315,213	315,213	—	315,213	100.00
LG-Meca Electronics Haiphong, Inc. (LGEMH) *	3,790	—	—	—	—	70.00
LG Electronics Magyar Kft (LGEMK) *	9,170	—	—	—	—	100.00
LG Electronics Monterrey Mexico S.A. DE C.V. (LGEMM)	6,870	27,094	26,938	156	27,094	100.00
LG Electronics Mexico S.A. DE C.V. (LGEMS)	24,270	134,601	134,301	300	134,601	100.00
LG MITR Electronics Co., Ltd. (LGEMT)	11,906	5,076,000	4,453,800	—	4,453,800	87.74
LG Electronics North of England Ltd. (LGENE)	9,981	9,000,000	9,000,000	—	9,000,000	100.00
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT) *	33,036	—	—	—	—	70.00
LG Electronics Polska SP.Zo. O. (LGEPL) *	11,217	—	—	—	—	100.00
Nanjing LG Panda Appliances Co., Ltd. (LGEPN) *	20,772	—	—	—	—	70.00
LG Electronics Peru S.A. (LGEPR)	3,185	23,507,492	23,507,492	—	23,507,492	100.00
LG Electronics Panama S.A. (LGEPS)	6,144	21,000	21,000	—	21,000	100.00
LG Electronics Portugal (LGEPT) *	20,524	—	—	—	—	100.00
LG Electronics Qinhuangdao Co., Ltd. (LGEQH) *	8,505	—	—	—	—	100.00

Company	Shareholders' equity	Total issued and outstanding shares	Shares owned by LGE	Shares owned by Subsidiaries	Shares owned by Total	Percentage of ownership (%)
	(in millions of Korean Won)					
Overseas subsidiaries						
LG Electronics Russia Inc. (LGERI) *	10,300	—	—	—	—	95.00
LG Electronics S.A. Pty Ltd. (LGESA)	33,045	18,500,000	18,500,000	—	18,500,000	100.00
LG Electronics Service Europe Netherlands B.V. (LGESE) *	8,081	—	—	—	—	100.00
Shanghai LG Electronics Co., Ltd. (LGESH) *	16,428	—	—	—	—	70.00
LG Electronics de Sao Paulo Ltda. (LGESP) *	11,199	—	—	—	—	100.00
LG SEL Electronics Vietnam Inc. (LGEVN) (formerly LGESV) *	9,849	—	—	—	—	100.00
LG Electronics Sweden AB (LGESW)	5,780	44,345	44,345	—	44,345	100.00
LG Electronics Shenyang Inc. (LGESY) *	28,341	—	—	—	—	78.87
LG Electronics Tianjin Appliance Co., Ltd. (LGETA) *	130,011	—	—	—	—	80.00
LG Electronics Thailand Co., Ltd. (LGETH)	26,483	2,050,000	1,004,500	1,045,500	2,050,000	100.00
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	12,174	52,892,542	52,892,542	—	52,892,542	100.00
LG Electronics United Kingdom Ltd. (LGEUK)	7,501	192,000	192,000	—	192,000	100.00
LG Electronics U.S.A., Inc. (LGEUS)	53,493	32,884	32,884	—	32,884	100.00
LG Electronics Wales Ltd. (LGEWA)	878,745	2,042,202	2,042,202	—	2,042,202	100.00
EIC Properties PTE, Ltd.	5,754	34,170,000	13,052,940	—	13,052,940	38.20
LG Software PVT, Ltd. (LGSI)	7,543	9,946,000	9,946,000	—	9,946,000	100.00
Zenith Electronics Corporation (Zenith)	6,364	2,000	2,000	—	2,000	100.00
LG Electronics MobileComm U.S.A., Inc. (LGEMU) (formerly LGICUS)	21,665	10,000	10,000	—	10,000	100.00
LG I&C Thailand (LGICTH)	9,419	76,000	45,600	—	45,600	60.00
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT) *	25,618	—	—	—	—	51.00
LG Holdings (HK) Ltd.	141,501	140,006,285	44,550,000	—	44,550,000	31.82
LGE (China) R&D Center *	6,544	—	—	—	—	100.00
Kunshan LGMS Computer Co., Ltd. (LGMSK) *	1,690	—	—	—	—	100.00
Kunshan LGMS Computer Co., Ltd. (LGEKS) *	3,027	—	—	—	—	100.00
LG Electronics (Nanjing) Plazma Co., Ltd. (LGENP) *	14,238	—	—	—	—	100.00
Qingdao LG Langchao Digital Communication Co., Ltd. (LGEQD) *	16,608	—	—	—	—	60.00
LG Electronics Czech S.R.O. (LGECZ) *	6,993	—	—	—	—	100.00
LG Electronics Inc. Chile Limitada (LGECL) *	7,659	—	—	—	—	100.00
LG Electronics Nature (Hangzhou) Recording Media Co., Ltd. (LGEHN) *	6,301	—	—	—	—	49.00
LG Electronics Romania S.R.L (LGERO) *	8,427	—	—	—	—	100.00
Overseas equity method investees						
Hitachi-LG Data Storage Inc. (HLDS)	31,069	30,000	14,700	—	14,700	49.00
LG.Philips Displays Holding B.V.**	259,048	68,182	—	34,090	34,090	50.00
Vietnam Korea Exchange, Ltd. (V.K.X.) *	5,099	—	—	—	—	40.00
SLD TELECOM Pte. Ltd.	120,995	137,912,962	58,944,000	—	58,944,000	42.74
LG-TOPS *	2,324	—	—	—	—	40.00

The consolidated subsidiaries and equity method investees are classified in accordance with the Enforcement Decree on External Audit for Corporations and the financial accounting standards for consolidated financial statements.

* There are no issued and outstanding shares since they are not a corporation.

Newly consolidated subsidiaries as of December 31, 2004, are as follows:

Consolidated subsidiaries	Reason
LG Electronics Romania S.R.L (LGERO), LG Electronics JIT Europe B.V.(LGEJE)	The subsidiaries were newly established in 2004.
LG Electronics Nature (Hangzhou) Recording Media Co., Ltd.(LGEHN), Kunshan LGMS Computer Co., Ltd. (LGMSK), Hi Business Logistics	Subsidiaries and affiliates whose total assets increased to more than ₩7,000 million.

As of December 31, 2004, LG-TOPS was reclassified from a consolidated subsidiary to an equity method investee due to a decrease in percentage of ownership.

Consolidated subsidiaries and equity method investees as of December 31, 2003, were as follows:

Company	Shareholders' equity	Total issued and outstanding shares	Shares owned by LGE	Shares owned by Subsidiaries	Shares owned by Total	Percentage of ownership (%)
	(*in millions of Korean Won*)					
Domestic subsidiaries						
LG.Philips LCD Co., Ltd. **	₩2,894,036	145,000,000	72,500,000	—	72,500,000	50.00
LG Micron Ltd.	176,625	5,800,000	2,170,000	—	2,170,000	37.41
LG Innotek Co., Ltd.	191,806	8,620,800	6,017,400	—	6,017,400	69.80
Hi Plaza Inc.	80,051	1,440,000	1,440,000	—	1,440,000	100.00
Stic IT 10th Fund	32,817	3,000	2,820	—	2,820	94.00
Domestic equity method investees						
LG IBM PC Co., Ltd.	36,480	4,860,000	2,381,400	—	2,381,400	49.00
LG Sports Ltd.	4,805	1,200,000	300,000	—	300,000	25.00
Overseas subsidiaries						
LG Electronics Alabama, Inc. (LGEAI)	77,804	266	266	—	266	100.00
LG Electronics Almaty Kazak Co., Ltd. (LGEAK) *	23,138	—	—	—	—	100.00
LG Electronics Antwerp Logistics N.V. (LGEAL) *	1,650	—	—	—	—	100.00
LG Electronics Australia PTY, Ltd. (LGEAP)	9,042	2,685,000	2,685,000	—	2,685,000	100.00
LG Electronics Klima Sanayi ve Ticaret P.S. (LGEAT)	39,769	120,000	60,000	—	60,000	50.00
LG Electronics Da Amazonia Ltda. (LGEAZ) *	40,477	—	—	—	—	100.00
LG Electronics Colombia Ltda. (LGECB) *	5,334	—	—	—	—	60.00
LG Electronics China Co., Ltd. (LGECH) *	45,189	—	—	—	—	100.00
LG Electronics Canada, Inc. (LGECI)	16,301	42,900	42,900		42,900	100.00
LG Collins Electronics Manila Inc. (LGECM)	2,435	739,036	739,036		739,036	100.00
Taizhou LG Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT) *	48,844	—	—	—	—	100.00
LG Electronics Deutschland GmbH (LGEDG) *	24,947	—	—	—	—	100.00
PT LG Electronics Display Devices Indonesia (LGEDI)	76,975	41,240	41,240	—	41,240	100.00
LG Electronics Egypt Cairo S.A.E. (LGEEC)	489	13,510	13,510	—	13,510	100.00
LG Electronics Egypt S.A.E. (LGEEG)	1,929	144,000	112,320	—	112,320	78.00
LG Electronics Espana S.A. (LGEES)	12,863	53,000	53,000	—	53,000	100.00
LG Electronics Gulf FZE (LGEGF)	3,981	11	11	—	11	100.00

Notes to Consolidated Financial Statements—(Continued)
December 31, 2004, 2003 and 2002

Company	Shareholders' equity	Total issued and outstanding shares	Shares owned by LGE	Shares owned by Subsidiaries	Shares owned by Total	Percentage of ownership (%)
			(in millions of Korean Won)			
Overseas subsidiaries						
LG Electronics HK Limited (LGEHK)	4,390	2,852,825	2,852,825	—	2,852,825	100.00
LG Electronics Hellas S. A. (LGEHS)	7,374	1,000,000	1,000,000	—	1,000,000	100.00
LG Electronics Huizhou Inc. (LGEHZ) *	36,780	—	—	—	—	80.00
LG Electronics India PVT Ltd. (LGEIL)	117,526	112,649,459	112,649,459		112,649,459	100.00
PT LG Electronics Indonesia Ltd. (LGEIN)	44,462	40,700	31,200	9,500	40,700	100.00
LG Electronics Italy S.P.A. (LGEIS)	9,041	17,010,131	17,010,131	—	17,010,131	100.00
LG Electronics Japan Inc. (LGEJP)	3,682	1,380,000	1,380,000	—	1,380,000	100.00
LG Electronics Mlawa SP.Zo.O. (LGEMA) *	21,175	—	—	—	—	100.00
LG Electronics Morocco S.A.R.L. (LGEMC)	7,046	315,213	315,213	—	315,213	100.00
LG-Meca Electronics Haiphong, Inc. (LGEMH) *	4,512	—	—	—	—	70.00
LG Electronics Magyar Kft (LGEMK) *	10,877	—	—	—	—	100.00
LG Electronics Monterrey Mexico S.A. DE C.V. (LGEMM)	13,264	15,636	15,479	157	15,636	100.00
LG Electronics Mexico S.A. DE C.V. (LGEMS)	7,558	19,800,000	19,500,000	300,000	19,800,000	100.00
LG MITR Electronics Co., Ltd. (LGEMT)	14,582	5,076,000	4,453,800	—	4,453,800	87.74
LG Electronics North of England Ltd. (LGENE)	17,469	9,000,000	9,000,000	—	9,000,000	100.00
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT) *	31,963	—	—	—	—	70.00
LG Electronics Polska SP.Zo. O. (LGEPL) *	10,229	—	—	—	—	100.00
Nanjing LG Panda Appliances Co., Ltd. (LGEPN) *	27,800	—	—	—	—	70.00
LG Electronics Peru S.A. (LGEPR)	1,270	5,296,822	5,296,822	—	5,296,822	100.00
LG Electronics Panama S.A. (LGEPS)	3,310	21,000	21,000	—	21,000	100.00
LG Electronics Portugal (LGEPT) *	7,473	—	—	—	—	100.00
LG Electronics Qinhuangdao Co., Ltd. (LGEQH) *	8,142	—	—	—	—	100.00
LG Electronics Russia Inc. (LGERI) (*)	6,318	—	—	—	—	95.00
LG Electronics S.A. Pty Ltd. (LGESA)	27,984	18,500,000	18,500,000	—	18,500,000	100.00
LG Electronics Service Europe Netherlands B.V. (LGESE) *	7,205	—	—	—	—	100.00
Shanghai LG Electronics Co., Ltd. (LGESH) *	13,420	—	—	—	—	70.00
LG Electronics de Sao Paulo Ltda. (LGESP) *	11,935	—	—	—	—	100.00
LG SEL Electronics Vietnam Inc. (LGEVN) (formerly LGESV) *	13,377	—	—	—	—	100.00
LG Electronics Sweden AB (LGESW)	6,683	44,345	44,345	—	44,345	100.00
LG Electronics Shenyang Inc. (LGESY) *	31,439	—	—	—	—	78.87
LG Electronics Tianjin Appliance Co., Ltd. (LGETA) *	148,473	—	—	—	—	80.00
LG Electronics Thailand Co., Ltd. (LGETH)	29,323	2,050,000	1,004,500	1,045,500	2,050,000	100.00
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	1,700	19,492,542	19,492,542	—	19,492,542	100.00
LG Electronics United Kingdom Ltd. (LGEUK)	(6,823)	126,000	126,000	—	126,000	100.00
LG Electronics U.S.A., Inc. (LGEUS)	36,918	22,016	22,016	—	22,016	100.00
LG Electronics Wales Ltd. (LGEWA)	571,276	659,000	659,000	—	659,000	100.00
EIC Properties PTE. Ltd.	22,689	34,170,000	13,052,940	—	13,052,940	38.20
LG Software PVT. Ltd. (LGSI)	7,833	11,204,270	8,403,200	—	8,403,200	75.00
Zenith Electronics Corporation (Zenith)	(12,721)	2,000	2,000	—	2,000	100.00
LG Electronics LG Infocomm, U.S.A. (LGICUS)	21,503	10,000	10,000	—	10,000	100.00
LG I&C Thailand (LGICTH)	9,922	76,000	45,600	—	45,600	60.00
LG Electronics System India, Ltd. (LGSYS)	(13,915)	479,273	479,273	—	479,273	100.00
LG-TOPS *	2,324	—	—	—	—	40.00
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT) *	25,200	—	—	—	—	54.82

Company	Shareholders' equity	Total issued and outstanding shares	Shares owned by LGE	Shares owned by Subsidiaries	Total	Percentage of ownership (%)
			(in millions of Korean Won)			
Overseas subsidiaries						
LG Holdings (HK) Ltd.	119,503	100,000,000	31,820,000	—	31,820,000	31.82
LGE (China) R&D Center *	6,539	—	—	—	—	100.00
Kunshan LGMS Computer Co., Ltd. (LGEKS) *	1,795	—	—	—	—	51.00
LG Electronics (Nanjing) Plazma Co., Ltd. (LGENP) *	13,435	—	—	—	—	100.00
Qingdao LG Langchao Digital Communication Co., Ltd. (LGEQD) *	5,866	—	—	—	—	60.00
LG Electronics Czech S.R.O. (LGECZ) *	7,165	—	—	—	—	100.00
LG Electronics Inc. Chile Limitada (LGECL) *	6,401	—	—	—	—	100.00
Overseas equity method investees						
Hitachi-LG Data Storage Inc. (HLDS)	30,632	30,000	14,700	—	14,700	49.00
LG.Philips Displays Holding B.V. **	(129,388)	68,182	—	34,090	34,090	50.00
Vietnam Korea Exchange, Ltd. (V.K.X.) *	6,343	—	—	—	—	40.00
SLD TELECOM Pte. Ltd.	50,644	54,450,000	23,958,000	—	23,958,000	44.00

* There are no issued and outstanding shares since they are not a corporation.

Newly consolidated subsidiaries as of December 31, 2003, were as follows:

Consolidated subsidiaries	Reason
LG Electronics (Nanjing) Plazma Co., Ltd. (LGENP)	The subsidiaries were newly established in 2003.
LG Electronics Portugal (LGEPT)	
Langchao LG (Yantai) Digital Mobile Technology Research & Development Co., Ltd.	
Qingdao LG Lanchao Digital Communication Co., Ltd. (LGEQD)	
LG Electronics Czech S.R.O. (LGECZ)	
LG Electronics Inc. Chile Limitada (LGECL)	
Kunshan LGMS Computer Co., Ltd. (LGEKS)	
LG Micron Ltd.	During 2003, the Company purchased additional ownership of these subsidiaries.
LG Software PVT, Ltd. (LGSI)	
LG Electronics Russia Inc. (LGERI)	
LG Electronics Hellas S.A. (LGEHS)	
Stic IT 10th Fund	Subsidiaries and affiliates whose total assets increased to more than ₩7,000 million.
EIC Properties PTE, Ltd.	

As of December 31, 2003, LG Sports Ltd. was reclassified from a consolidated subsidiary to an equity method investee due to a decrease in percentage of ownership.

Consolidated subsidiaries and equity-method investees as of December 31, 2002, were as follows:

Company	Total issued and outstanding shares	Shares owned by LGE	Shares owned by Subsidiaries	Shares owned by Total	Percentage of Ownership (%)
		(in millions of Korean Won)			
Domestic subsidiaries					
LG.Philips LCD Co., Ltd. **	145,000,000	72,500,000	—	72,500,000	50.00
LG Sports Ltd.	1,200,000	471,000	—	471,000	39.25
LG Innotek Co., Ltd.	8,620,800	6,017,400	—	6,017,400	69.80
Hi Plaza Inc.	1,440,000	1,440,000	—	1,440,000	100.00
Domestic equity-method investees					
LG IBM PC Co., Ltd.	4,860,000	2,381,400	—	2,381,400	49.00
LG Micron Ltd.	5,800,000	1,000,000	589,860	1,589,860	27.41
LG Investments Security Inc.	122,116,369	10,180,531	—	10,180,531	8.34
Overseas subsidiaries					
LG Electronics Alabama, Inc. (LGEAI)	266	266	—	266	100.00
LG Electronics Almaty Kazak Co., Ltd. (LGEAK) *	—	—	—	—	100.00
LG Electronics Antwerp Logistics N.V. (LGEAL) *	—	—	—	—	100.00
LG Electronics Australia PTY, Ltd. (LGEAP)	2,685,000	2,685,000	—	2,685,000	100.00
LG Electronics Klima Sanayi ve Ticaret P.S. (LGEAT)	120,000	60,000	—	60,000	50.00
LG Electronics Da Amazonia Ltda. (LGEAZ) *	—	—	—	—	100.00
LG Electronics Colombia Ltda. (LGECB) *	—	—	—	—	100.00
LG Electronics China Co., Ltd. (LGECH) *	—	—	—	—	100.00
LG Electronics Canada, Inc. (LGECI)	42,900	42,900	—	42,900	100.00
LG Collins Electronics Manila Inc. (LGECM)	739,036	681,776	—	681,776	92.25
Taizhou LG Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT) *	—	—	—	—	100.00
LG Electronics Deutschland GmbH (LGEDG) *	—	—	—	—	100.00
PT LG Electronics Display Devices Indonesia (LGEDI)	41,240	41,240	—	41,240	100.00
LG Electronics Egypt Cairo S.A.E. (LGEEC)	13,510	13,510	—	13,510	100.00
LG Electronics Egypt S.A.E. (LGEEG)	120,000	93,600	—	93,600	78.00
LG Electronics Espana S.A. (LGEES)	53,000	53,000	—	53,000	100.00
LG Goldstar France S.A.R.L. (LGEFS)	37,050,000	—	37,050,000	37,050,000	100.00
LG Electronics Gulf FZE (LGEGF)	11	11	—	11	100.00
LG Electronics HK Limited (LGEHK)	2,852,825	2,852,825	—	2,852,825	100.00
LG Electronics Huizhou Inc. (LGEHZ) *	—	—	—	—	80.00

Notes to Consolidated Financial Statements—(Continued)
December 31, 2004, 2003 and 2002

Company	Total issued and outstanding shares	Shares owned by LGE	Shares owned by Subsidiaries	Shares owned by Total	Percentage of Ownership (%)
		(in millions of Korean Won)			
Overseas subsidiaries					
LG Electronics India PVT Ltd. (LGEIL)	112,649,459	112,649,459	—	112,649,459	100.00
PT LG Electronics Indonesia Ltd. (LGEIN)	40,700	31,200	9,500	40,700	100.00
LG Electronics Italy S.P.A. (LGEIS)	17,010,131	17,010,131	—	17,010,131	100.00
LG Electronics Japan Inc. (LGEJP)	1,380,000	1,380,000	—	1,380,000	100.00
LG Electronics Mlawa SP.Zo.O. (LGEMA) *	—	—	—	—	100.00
LG Electronics Morocco S.A.R.L. (LGEMC)	315,213	315,213	—	315,213	100.00
LG-Meca Electronics Haiphong, Inc. (LGEMH) *	—	—	—	—	70.00
LG Electronics Magyar Kft (LGEMK) *	—	—	—	—	100.00
LG Electronics Monterrey Mexico S.A. DE C.V. (LGEMM)	16,160	15,998	—	15,998	99.00
LG Electronics Mexico S.A. DE C.V. (LGEMS)	19,800	19,800	—	19,800	100.00
LG MITR Electronics Co., Ltd. (LGEMT)	5,076,000	4,453,800	—	4,453,800	87.74
LG Electronics Mexicali S. A. DE C.V. (LGEMX)	513,626	—	513,626	513,626	100.00
LG Electronics North of England Ltd. (LGENE)	9,000,000	9,000,000	—	9,000,000	100.00
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT) *	—	—	—	—	70.00
LG Electronics Polska SP.Zo. O. (LGEPL) *	—	—	—	—	100.00
Nanjing LG Panda Appliances Co., Ltd. (LGEPN) *	—	—	—	—	70.00
LG Electronics Peru S.A. (LGEPR)	5,296,822	5,296,822	—	5,296,822	100.00
LG Electronics Panama S.A. (LGEPS)	21,000	21,000	—	21,000	100.00
LG Electronics Reynosa S.A. DE C.V. (LGERS)	70,576,292	—	70,576,292	70,576,292	100.00
LG Electronics Qinhuangdao Co., Ltd. (LGEQH)(*)	—	—	—	—	100.00
LG Electronics S.A. Pty Ltd. (LGESA)	18,500,000	18,500,000	—	18,500,000	100.00
LG Electronics Service Europe Netherlands B.V. (LGESE) *	—	—	—	—	100.00
Shanghai LG Electronics Co., Ltd. (LGESH) *	—	—	—	—	70.00
LG Electronics de Sao Paulo Ltda. (LGESP) *	—	—	—	—	100.00
LG SEL Electronics Vietnam Inc. (LGEVN) (formerly LGESV) *	—	—	—	—	100.00
LG Electronics Sweden AB (LGESW)	44,345	44,345	—	44,345	100.00
LG Electronics Shenyang Inc. (LGESY) *	—	—	—	—	78.87
LG Electronics Tianjin Appliance Co., Ltd. (LGETA) *	—	—	—	—	80.00

Company	Total issued and outstanding shares	Shares owned by LGE	Shares owned by Subsidiaries	Shares owned by Total	Percentage of Ownership (%)
		(in millions of Korean Won)			
LG Electronics Thailand Co., Ltd. (LGETH)	2,050,000	1,004,500	1,045,500	2,050,000	100.00
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	19,492,542	13,048,493	—	13,048,493	66.94
LG Electronics United Kingdom Ltd. (LGEUK)	76,000	76,000	—	76,000	100.00
LG Electronics U.S.A., Inc. (LGEUS)	22,016	22,016	—	22,016	100.00
LG Electronics Wales Ltd. (LGEWA)	519,000	519,000	—	519,000	100.00
LG I&C Thailand (LGICTH)	76,000	45,600	—	45,600	60.00
LG Electronics LG Infocomm, U.S.A. (LGICUS)	55,000	55,000	—	55,000	100.00
LG Innotek Indonesia (LGITIN) *	—	—	—	—	100.00
LG Precision Huizhou Inc. (LGPHZ) *	—	—	—	—	100.00
LG Precision U.S.A. Inc. (LGPUS)	20,000	—	20,000	20,000	100.00
LG Electronics System India, Ltd. (LGSYS)	36,904,200	36,904,200	—	36,904,200	100.00
LG Holdings (HK) Ltd.	60,000,000	19,090,000	—	19,090,000	31.82
LG TOPS *	—	—	—	—	40.00
Zenith Electronics Corporation (Zenith)	1,000	1,000	—	1,000	100.00
LG.Philips LCD America, Inc.	5,000,000	—	5,000,000	5,000,000	100.00
LG.Philips LCD Japan Co., Ltd.	1,900	—	1,900	1,900	100.00
LG.Philips LCD Germany GmbH	960,000	—	960,000	960,000	100.00
LG.Philips LCD Taiwan Co., Ltd.	11,550,000	—	11,549,994	11,549,994	100.00
LG.Philips LCD Nanjing Co., Ltd. *	—	—	—	—	100.00
Overseas equity-method investees					
Hitachi-LG Data Storage Inc. (HLDS)	30,000	14,700	—	14,700	49.00
LG.Philips Displays Holding B.V. **	49,998	18,749	6,250	24,999	50.00
Vietnam Korea Exchange, Ltd. (V.K.X.) *	—	—	—	—	40.00
EIC PROPERTIES PTE LTD.	34,170,000	13,052,940	—	13,052,940	38.20
Athena Venture Fund II LP *	—	—	—	—	20.00

* There are no issued and outstanding shares since they are not a corporation.

The 2002 consolidated financial statements included the accounts of newly majority-owned subsidiaries, such as Hi Plaza Inc., LG Holdings (HK) Ltd., LG Tops and LG.Philips LCD Nanjing Co., Ltd.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Carve-out Financial Statements in 2002

As described in Note 1, LG Electronics Inc. (the "Old LGE") spun off its electronics and information and communications business on April 1, 2002 and established a new company, LG Electronics Inc. ("LGE"), on April 1, 2002 (the "Demerger" and "Spin-off"). Accordingly, actual fiscal year of 2002 is the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002. However, to enhance the comparison of 2002 financial statements with 2003 and 2004 financial statements, the accompanying carve-out statements of income, changes

in shareholders' equity and cash flows for the year ended December 31, 2002 combine the carve-out statements of income, changes in shareholders' equity and cash flows for the three-month period ended March 31, 2002, and the actual historical statements of income, changes in shareholders' equity and cash flows for the nine-month period ended December 31, 2002. All assets, liabilities and shareholders' equity included in the accompanying balance sheet as of December 31, 2002 are prepared on an actual historical basis, and not on a carve-out basis because December 31, 2002 is subsequent to the spin-off.

The carve-out financial statements in 2002 are presented as if LGE had existed as a separate entity during the period presented, and include all assets, liabilities, income and expenses that are directly or indirectly related to LGE operations.

The carve-out financial statements contain allocations of certain of the Old LGE revenues and expenses attributable to LGE, in order to present LGE on a stand-alone basis. Although management is unable to estimate the actual benefits which would have been realized and costs which would have been incurred had LGE existed as a separate company in 2002, the allocation methodologies described below and within the respective notes to the consolidated carve-out financial statements, where appropriate, are considered reasonable by management.

The financial position and results of operations of LGE may, however, differ from the results which may have been achieved had LGE operated as an independent legal entity.

Because the LGE operations have historically been part of the Old LGE, certain allocations of income and expenses have been included in the carve-out financial statements.

Assets and liabilities which were not identified specifically by business line and, accordingly, classified as common, have been allocated to LGE based on the ratio applied to the spin-off. The Old LGE used a centralized approach to cash management and the financing of its operations. The balances of these accounts at December 31, 2001, reflect the balance as of April 1, 2002 plus the net cash inflow and outflow during the three-month period from January 1, 2002 to March 31, 2002. Interest expense on attributed debt was allocated to LGE by applying the average interest rates applicable to the Old LGE. Interest income for LGE was determined based on the allocated portion of cash and cash equivalents, and financial instruments.

The statements of income include management's estimates of all of the costs of doing business, including all corporate costs of LGE except for costs attributed specifically to the holding business of LGEI. Income tax expense is calculated as if LGE had existed as a separate company in 2002.

LGE participated in certain centralized foreign currency and interest rate risk management functions of the Old LGE. As part of these activities, derivative financial instruments were utilized to manage risks generally associated with foreign currency and interest rate volatility. Although LGE is not contractually obligated under these arrangements, the statements of income reflect the allocated benefits and costs from these functions.

To determine the carve-out retained earnings at January 1, 2002, the average ratio of net income or loss of LGE and LGEI for the past five-year period ended December 31, 2001, was applied. The retained earnings in the consolidated balance sheet as of December 31, 2002, are not carved out but are actual historical balances.

Basis of Consolidated Financial Statement Presentation

The Company maintains its official accounting records in Korean Won and prepares statutory consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("**SKFAS**"), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS No. 2, *Interim Financial Reporting,* through No. 9, *Convertible Securities*, became applicable to the Company on January 1, 2003, the Company adopted these Standards in its financial statements covering periods beginning on or after this date. And as SKFAS Nos. 10, *Inventories,* 12, *Construction-Type Contracts*, and 13, *Debt Restructuring and Rescheduling*, became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements as of and for the year ended December 31, 2004.

Principles of Consolidation

The fiscal year end observed by the consolidated subsidiaries is the same as that of the controlling company. Differences in accounting policy between the controlling company and consolidated subsidiaries are adjusted in consolidation.

The accompanying consolidated financial statements are comprised or the accounts of LGE and its subsidiaries. Under financial accounting standards for consolidated financial statements in the Republic of Korea, a company is regarded as a subsidiary of another if more than 50% of its issued share capital is held by the other company, or more than 30% of its issued share capital is held by the other company and that company is the largest shareholder. In cases where there are two or three investors with more than 30% ownership in the issued share capital of an investee and such investors, individually, are the largest shareholders, the investor, which belongs to the same conglomerate as the investee as defined by Fair Trade Law of Korea, is required to consolidate such investee. Investments in 20% to 50% owned affiliated companies or investments in affiliated companies over which the Company exerts a significant influence are accounted for using the equity method. Under the equity method, the original investment is recorded at cost and adjusted by the Company's share in the undistributed earnings or losses of these companies.

All significant intercompany transactions and balances with consolidated subsidiaries have been eliminated during consolidation.

To eliminate the investment account of the controlling company and corresponding capital accounts of subsidiaries, the purchase method or the pooling of interest method is applied, depending on the nature of the transaction. In using the purchase method, when the Company has a control over a subsidiary, the Company records differences between the initial investment accounts and corresponding capital accounts of subsidiaries as goodwill or negative goodwill, which is amortized over five years using the straight-line method. When the Company has a significant influence over equity method investees, differences between the initial investment accounts and corresponding capital accounts of equity method investees are also amortized over five years using the straight-line method.

Unrealized profit included in inventories, property, plant and equipment and other assets as a result of intercompany transactions is eliminated. Unrealized profit arising from sales by the controlling company to consolidated subsidiaries or equity method investees is fully eliminated and charged to the equity of the controlling company. Unrealized profit, arising from sales by the consolidated subsidiaries or equity method investees to the controlling company or sales between consolidated subsidiaries or equity method investees, is fully eliminated and charged to the equity of the controlling company and minority interest based on the ownership ratio.

The Company records the equity of the consolidated subsidiaries, which is not included in the equity of the controlling company, as a minority interest in consolidated subsidiaries. In addition, if losses of the consolidated subsidiaries included in minority interest are in excess of minority interest, the deficit in excess of minority interest is charged to the equity of the controlling company. Until losses charged to the equity of the controlling company are recovered, all gains on related consolidated subsidiaries are recognized in the equity of the controlling company.

Spin-Off Accounting

Following a resolution of the shareholders of LG Electronics Investment Ltd. (formerly LG Electronics Inc.) on December 28, 2001, LGE was spun off from LG Electronics Investment Ltd. on April 1, 2002. The significant accounting policies followed by LGE in the spin-off are as follows:

- Assets and liabilities are transferred based on the book value.
- Capital adjustments, including gain or loss on valuation of investment securities, which are directly related to assets and liabilities transferred to LGE, are also transferred to LGE.
- The difference between LGE's net assets transferred from LG Electronics Investment Ltd. and capital, after adjustments arising from capital adjustments, is credited to additional paid-in capital.

Revenue Recognition

Revenues from finished products and merchandise are recognized when goods are delivered and most of the risks and benefits associated with the possession of goods are substantially transferred. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Effective as of January 1, 2003, and pursuant to SKFAS No. 4, *Revenue Recognition*, the Company changed its accounting method for revenue recognition related to certain sales from recognizing revenue on a gross basis

to recognizing revenue on a net basis. This change resulted in the decrease in sales and cost of sales for the year ended December 31, 2003 by ₩1,273,879 million each.

Cash and Cash Equivalents

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Securities

The Company accounts for equity and debt securities under the provisions of SKFAS No. 8, *Investments in Securities*. This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities whose fair value may not be determined, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are charged to capital adjustments, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities after the amortization of discounts or premiums.

Equity Method Investment Securities

Investments in equity securities of companies, over which the Company exercises a significant control or influence (controlled investees), are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

The Company discontinues the equity method of accounting for investments when the Company's share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended. Differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are amortized over five years using the straight-line method, and the amortization is charged to current operations.

Unrealized profit arising from sales by the Company to equity method investees is fully eliminated. Unrealized profit arising from sales by the equity method investees to the Company or sales between equity method investees is also eliminated considering the percentage of ownership.

Foreign currency financial statements of equity method investees are translated into Korean Won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders' equity.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on the aggregate estimated collectibility of the accounts.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for inventories in-transit which are determined using the specific identification method. If the net realizable value of inventory is less than its cost, a contra inventory account representing the valuation loss, is presented to reduce the inventory to its net realizable value. The said valuation loss is recorded as cost of sales. If, however, the circumstances which caused the valuation loss ceased to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed and limited to the original carrying amount before valuation. The said reversal is a deduction from cost of sales.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals which enhance the value of the assets over their most recently appraised value are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely, and recognizes an impairment loss when the carrying value of an asset exceeds the value of its future economic benefits. The carrying value of the impaired assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Lease Transactions

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a term longer than 75% of the estimated economic life of the leased property, or have a present value of the minimum lease payments at the beginning of the lease term amounting to more than 90% of the fair value of the leased property, are accounted for as capital leases. Leases that do not meet these criteria are accounted for as operating leases, of which the total minimum lease payments are charged to expense over the lease period on a straight-line basis.

Research and Development Costs

Research costs are expensed as incurred. Development costs directly relating to a new technology or new products, for which the estimated future benefits are probable, are recognized as intangible assets. Amortization of development costs is computed using the straight-line method over five years from the commencement of the commercial production of the related products. Such costs are subject to continual analysis of recoverability. In the event that such amounts are estimated to be not recoverable, they are written-down to their net realizable value.

Intangible Assets

Intangible assets are stated at acquisition cost, net of accumulated amortization. Acquisition cost is the total of the production or purchase cost and other incidental expenses. Amortization is computed using the straight-line method over the estimated useful lives.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely. An impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Goodwill is stated at the amount in excess of the price paid over the acquired company's net book value. Amortization is computed using the straight-line method over five to ten years.

Borrowing Costs

Interest and other financial costs incurred on borrowings used to acquire property, plant and equipment, intangible assets and investments are all charged to expense as incurred.

Discounts (Premiums) on Debentures

Discounts (premiums) on debentures are amortized using the effective interest rate method over the repayment period of the debentures. The amortized amount is included in interest expense.

Treasury Stock

Treasury stock is stated at cost and recorded as a capital adjustment in shareholders' equity. Gain on disposal of treasury stock is recorded as capital surplus. Any loss on disposal of treasury stock is offset against prior gains on disposal of treasury stock included in capital surplus. The remaining loss is offset against retained earnings.

Product Warranty

The Company provides warranties against product defects for a specified period of time after sale. Estimated costs of product warranties are charged to current operations at the time of sale and are included in the accompanying consolidated balance sheet as a product warranty reserve.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum severance payment upon termination of their employment with LGE and its domestic subsidiaries, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Contributions made under the National Pension Plan and severance insurance deposits are deducted from accrued severance benefits. Contributed amounts are refunded from the National Pension Plan and the insurance companies to employees upon their retirement.

Overseas subsidiaries accrue employees' retirement benefits according to the local regulations in which they operate.

Convertible Bonds

The Company recorded a premium for conversion rights as a capital surplus representing the difference between the issuance price of convertible bonds and the present value of bonds under identical conditions without conversion rights. The Company offset conversion rights adjustment by the face value of convertible bonds and add call premium to the face value of convertible bonds.

Long-Term Accounts Receivable and Payable

Long-term accounts receivable or payable arising from long-term contracts are recorded at the net present value of future cash flows, calculated using the effective interest rate at the time of the contract execution. The difference between the nominal value and the present value of these accounts receivable or payable is amortized over the contract period using the effective interest rate method. The resulting amortization is recognized as interest income or expense.

Government grants

The Company recognizes government grants, which are to be redeemed, as liabilities. The government grants, which are intended to be used for the acquisition of certain assets, are deducted from the cost of the acquired assets. Before the acquisition of the assets specified by the grant, the amounts are recognized as a deduction from the account under which the asset to be acquired is to be recorded, or from the other assets acquired as a temporary investment of the grant received.

The government grants, contributed to compensate for specific expenses, are offset against the related expenses. Other government grants, for which the use or purpose is not specified, are recorded as gains from assets contributed, and are recognized in current operations.

Income Taxes

The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to be reversed. Deferred income tax assets are

recognized to the extent that it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities.

Sale of Accounts and Notes Receivable

The Company sells certain accounts or notes receivable to financial institutions at a discount, and accounts for the transactions as a sale of the receivables, if the rights and obligations relating to the receivables are substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date (₩1,043.8 : US$1 as of December 31, 2004; ₩1,197.8 : US$1 as of December 31, 2003 and ₩1,200.4 : US$1 as of December 31, 2002) and resulting translation gains or losses are recognized in current operations. However, convertible bonds in foreign currency are translated into Korean Won at the agreed rate of exchange, considering the exercise of conversion rights by the creditors.

Translation of Foreign Currency Statements

Foreign currency financial statements of consolidated subsidiaries are translated into Korean Won using the basic exchange rates in effect at the balance sheet date for assets and liabilities, and average monthly exchange rates for income and expenses. Any resulting translation gain or loss is included in shareholders' equity.

Derivative Financial Instruments

The Company utilizes several derivative financial instruments ("derivatives") such as forward exchanges, swaps and option contracts to reduce its exposure resulting from fluctuations in foreign currency and interest rates. The derivatives are carried at fair market value. Unrealized gains or losses on derivatives for trading or fair value hedging purposes are recorded in current operations. Unrealized gains or losses on derivatives for cash flow hedging purposes are recorded in current operations for the portion of the hedge that is not effective. For the portions of cash flow hedges which are effective, unrealized gains or losses are accounted for in the capital adjustments account and recorded in current operations in the period when the underlying transactions have an effect on operations.

3. Restricted Bank Deposits

As of December 31, 2004, short-term financial instruments of ₩ 173,869 million (2003 : ₩6,749 million, 2002 : ₩32 million), and long-term financial instruments of ₩18,002 million (2003 : ₩9,713 million, 2002 : ₩8,363 million) are deposited in connection with maintaining checking accounts, various short-term borrowings and long-term debt, and research and development projects funded by the government. The withdrawal of these financial instruments is restricted (Note 11).

4. Short-term investments

Short-term investments as of December 31, 2004, 2003 and 2002, consist of the following:

	2004	2003	2002
	(in millions of Korean Won)		
Available-for-sale securities	₩119,149	₩57,838	₩4,470
Trading securities (money market fund)	3,188	7,914	—
	₩122,337	₩65,752	₩4,470

Available-for-sale securities as of December 31, 2004, 2003 and 2002, are as follows:

		2004			2003			2002		
	Percentage of ownership (%) at December 31, 2004	Acquisition cost	Fair value	Carrying value	Acquisition cost	Fair value	Carrying value	Acquisition cost	Fair value	Carrying value
					(in millions of Korean Won)					
Beneficiary certificates [1]	—	₩ —		₩ —	₩50,000	₩50,000	₩50,000	₩ —	₩ —	₩ —
Commercial papers issued by LG Card Co., Ltd [2]	—	149,169	₩119,115	119,115	—	—	—	—	—	—
Others		34	34	34	6,674	7,838	7,838	4,470	4,470	4,470
		₩149,203	₩119,149	₩119,149	₩56,674	₩57,838	₩57,838	₩4,470	₩4,470	₩4,470

1 During 2004, the Company sold all the beneficiary certificates including corporate bonds and commercial papers issued by LG Card Co., Ltd.

2 As approved by the Board of Directors in 2004, the Company purchased LG Card Co., Ltd. (LG Card)'s commercial papers with a face value of ₩200,000 million as part of the fulfillment of LG Card's business normalization agreement with the creditor financial institutions. The commercial papers amounting to ₩149,169 million classified as short-term investments are scheduled to be collected within December 31, 2005. The remaining commercial papers amounting to ₩50,831 million are scheduled to be converted into equity of LG Card, and are classified as long-term investment securities (Note 7).

5. Receivables

Receivables, including trade accounts and notes receivable, as of December 31, 2004, 2003 and 2002, consist of the following:

	2004	2003	2002
	(in millions of Korean Won)		
Trade accounts and notes receivable	₩4,529,468	₩4,905,568	₩3,623,359
Less: Allowance for doubtful accounts	(182,439)	(212,751)	(178,390)
Discount for present value	—	(2,904)	(91)
	₩4,347,029	₩4,689,913	₩3,444,878
Short-term loans receivable	₩ 33,448	₩ 86,476	₩ 2,827
Less: Allowance for doubtful accounts	(11,832)	(10)	(15)
	₩ 21,616	₩ 86,466	₩ 2,812
Other accounts receivable	₩1,042,470	₩ 386,320	₩ 650,931
Less: Allowance for doubtful accounts	(19,051)	(16,416)	(52,101)
Discount for present value	(1,176)	—	—
	₩1,022,243	₩ 369,904	₩ 598,830
Accrued income	₩ 26,478	₩ 231,636	₩ 152,794
Less: Allowance for doubtful accounts	(245)	(416)	(2,649)
	₩ 26,233	₩ 231,220	₩ 150,145
Advances payments	₩ 102,605	₩ 124,410	₩ 225,976
Less: Allowance for doubtful accounts	(9,535)	(9,520)	(4,742)
	₩ 93,070	₩ 114,890	₩ 221,234
Long-term loans receivable	₩ 82,031	₩ 70,288	₩ 69,553
Less: Allowance for doubtful accounts	(522)	(21,815)	(21,800)
	₩ 81,509	₩ 48,473	₩ 47,753

6. Inventories

Inventories as of December 31, 2004, 2003 and 2002, consist of the following:

	2004			2003	2002
	Acquisition cost	Inventory valuation allowance	Carrying value	Carrying value	Carrying value
	(in millions of Korean Won)				
Merchandise and Finished products	₩3,640,375	₩(64,734)	₩3,575,641	₩2,871,211	₩2,543,468
Work-in-process	522,480	(4,003)	518,477	476,014	289,394
Raw materials and supplies	1,583,261	(11,222)	1,572,039	1,307,857	748,843
Other	125,039	(589)	124,450	83,383	58,475
	₩5,871,155	₩(80,548)	₩5,790,607	₩4,738,465	₩3,640,180

Inventories are insured against various property risks (Note 12).

7. Investment Securities

Long-term investment securities as of December 31, 2004, 2003 and 2002, are as follows:

	2004	2003	2002
	(in millions of Korean Won)		
Available-for-sale securities	₩89,958	₩272,680	₩205,562
Held-to-maturity securities	1,835	1,028	44
	₩91,793	₩273,708	₩205,606

Available-for-sale securities as of December 31, 2004, 2003 and 2002, are as follows:

	Percentage of ownership (%) at December 31, 2004	2004			2003			2002		
		Acquisition cost	Net asset value/Market value	Carrying value	Acquisition cost	Net asset value/Market value	Carrying value	Acquisition cost	Net asset value/Market value	Carrying value
					(in millions of Korean Won)					
Marketable equity securities										
Hynix Semiconductor Inc.	—	₩ —	₩ —	₩ —	₩ —	₩ —	₩ —	₩ 24,298	₩ 527	₩ 527
KT Corp.[3]	—	—		—	127,441	105,257	105,257	127,441	119,653	119,653
LG Card Co., Ltd.	—	—	—	—	—	—	—	1,820	10,842	10,842
LG Investment & Securities Co., Ltd.[5]	—	—	—	—	262,432	84,498	84,498	—	—	—
Nara Mold & Die Co., Ltd.	12.34	812	2,918	2,918	812	2,999	2,999	812	3,570	3,570
Voiceware Co., Ltd.[7]	3.02	142	604	604	206	1,363	1,363	206	1,844	1,844
Jindoo Network Inc.[6]	8.83	318	1,568	1,568	—	—	—	—	—	—
Vodavi Technology Inc.	19.86	2,928	6,761	6,761	2,928	5,992	5,992	2,928	1,853	1,853
Hutchison Telephone Company Limited[4]	0.09	3,462	3,622	3,622	—	—	—	—	—	—
Topfield Co.,Ltd	—	—	—	—	501	787	787	—	—	—
Digital Device Inc.	2.76	500	280	280	—	—	—	—	—	—
		8,162	15,753	15,753	394,320	200,896	200,896	157,505	138,289	138,289
Non-marketable equity securities										
Domestic companies										
LG Mart Co., Ltd.	—	—	—	—	—	—	—	3,331	1,268	1,895
Innopla Co., Ltd.	19.90	245	854	245	245	555	245	245	645	245
Castec Korea Co., Ltd.	5.00	182	859	182	182	489	182	150	489	150
Msoltech[1]	10.00	635	—	—	635	242	635	635	242	635
AL Tech Inc.	8.53	589	272	589	589	245	589	589	245	589
Korea Information Certificate Authority Inc.	9.35	1,852	1,230	1,852	1,852	1,695	1,852	1,852	1,774	1,852
Stic IT 10th Fund[8]	—	—	—	—	—	—	—	28,200	29,959	28,200
Association of Electronics Environment	36.04	4,698	4,309	4,698	4,349	1,795	4,349	4,349	1,795	4,349
Megaround Co., Ltd.[6]	—	—	—	—	318	315	318	318	315	318
Temco, Inc.	13.04	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200
Netgenetech Co., Ltd.	15.00	176	35	176	176	176	176	176	176	176
Machi	—	—	—	—	—	—	—	150	150	150
Manager Society, Inc.	3.70	200	14	200	200	200	200	200	200	200
Mobisys Telecom	—	—	—	—	—	—	—	279	279	279
Thermo Metrix Technology[7]	—	—	—	—	158	158	158	158	158	158
Wowlinux[7]	—	—	—	—	100	100	100	100	100	100
Silicon Works	12.00	501	504	501	501	501	501	—	—	—
LG fund for small and medium Enterprises[4]	50.00	2,500	2,435	2,500	—	—	—	—	—	—
TU Media Corporation	4.74	6,500	5,765	6,500	6,500	6,500	6,500	—	—	—
Standard Lazer System Co., Ltd.[1]	1.54	250	—	—	250	250	250	250	250	250
Seil AGIC	—	—	—	—	—	—	—	2	—	—
Digital World Corporation	1.27	180	180	180	180	180	180	180	180	180
Newco Display Inc.	10.00	400	400	400	400	400	400	—	—	—
Eron Technologies Corporation	0.37	138	138	138	138	138	138	—	—	—
Korean Defense Industry Development Association	—	—	—	—	3,171	3,171	3,171	3,171	3,171	3,171
Force4 Corp.	9.99	100	100	100	—	—	—	—	—	—
ITEC Technologies Ltd.	6.00	600	116	116	600	233	600	—	—	—
Reakosys Inc.	9.18	650	655	650	650	246	650	—	—	—
Nexphil Electronics Co., Ltd.[1]	4.61	767	—	—	767	99	767	—	—	—

	Percentage of ownership (%) at December 31, 2004	2004			2003			2002		
		Acquisition cost	Net asset value/Market value	Carrying value	Acquisition cost	Net asset value/Market value	Carrying value	Acquisition cost	Net asset value/Market value	Carrying value
					(in millions of Korean Won)					
Non-marketable equity securities Domestic companies										
Plushub Inc.	12.03	848	100	100	848	197	848	—	—	—
Micro Circuit Technology Co., Ltd	4.05	700	863	700	700	23	700	—	—	—
Pentamicro Inc.	7.58	600	189	600	600	127	600	—	—	—
Han Kook Antenna Co., Ltd.	8.33	713	577	713	713	465	713	—	—	—
Pulsus Technologies, Inc.	3.73	700	192	192	700	198	700	—	—	—
Diboss Co., Ltd.	10.37	1,000	915	1,000	1,000	617	1,000	—	—	—
Eonex Technologies, Inc.	0.78	600	311	600	600	256	600	—	—	—
Others	—	12,427	7,709	8,532	11,618	6,675	11,160	988	988	988
Overseas companies										
Gemfire Corp.[7]	—	—	—	—	1,835	—	—	1,835	170	1,835
Erlang Technology Inc.[1]	6.90	1,129	—	—	1,129	313	1,129	1,129	187	1,129
Mainstreet Networks	—	—	—	—	—	—	—	1,468	—	—
iTV Corporation	—	—	—	—	—	—	—	1,957	—	—
Pocket Science	—	—	—	—	—	—	—	473	—	—
Neopoint Inc.[1]	16.62	1,604	—	—	1,604	—	—	1,604	—	—
E2OPEN.COM[1]	3.64	15,694	—	—	15,694	1,899	15,694	12,751	3,606	12,751
COMMIT Incorporated	13.47	4,990	4,990	4,990	4,990	4,990	4,990	—	—	—
Cenix Inc.	—	—	—	—	—	—	—	3,272	958	3,272
Monet Mobile Networks[1]	1.90	1,299	—	—	1,299	276	1,299	1,299	871	1,299
SUNPOWER.INC	10.35	1,257	231	1,257	1,257	258	1,257	1,257	219	1,257
G.S. Mexicana S.A DE C.V.	—	—	—	—	104	104	104	—	—	—
CMEA II Venture Fund	8.66	3,966	1,144	1,234	1,154	1,154	1,154	—	—	—
Caspian Bank	1.80	1,044	1,044	1,044	1,198	1,198	1,198	—	—	—
Others	—	5,169	5,169	5,169	2,116	2,116	2,116	346	346	346
		76,103	42,500	46,358	72,320	39,754	68,423	73,914	49,941	66,974
Debt securities										
Bonds issued by the government		27	27	27	1,157	1,157	1,157	299	299	299
Convertible bonds issued by NeoDis Co., Ltd.		2,204	2,204	2,204	2,204	2,204	2,204	—	—	—
Commercial Papers issued by LG Card Co., Ltd.[2]		50,831	25,416	25,416	—	—	—	—	—	—
Others		500	200	200	—	—	—	—	—	—
		53,562	27,847	27,847	3,361	3,361	3,361	299	299	299
		₩137,827	₩86,100	₩89,958	₩470,001	₩244,011	₩272,680	₩231,718	₩188,529	₩205,562

[1] Carrying value was fully written down due to the negative net book value or bankruptcy of the investee company as of December 31, 2004.

[2] As approved by the Board of Directors in 2004, the Company purchased LG Card Co., Ltd. (LG Card)'s commercial papers with a face value of ₩200,000 million as part of the fulfillment of LG Card's business normalization agreement with the creditor financial institutions. Upon the agreement with the creditors, the commercial papers of ₩50,831 million, classified as long-term investment securities, are scheduled to be converted into equity of LG Card and the remaining commercial papers amounting to ₩149,169 million are scheduled to be collected within December 31, 2005 (Note 4).

[3] In 2002, the Company purchased 2,360,018 shares of common stock of KT Corp. for ₩127,441 million. During 2004, the Company disposed of all the shares of KT Corp., resulting in a loss of ₩18,697 million.

[4] During 2004, the Company newly purchased the investments.

[5] As per the resolution of the Board of Directors dated December 23, 2003, the Company entrusted its disposal and voting rights for the 10,180,531 shares of the common stock of LG Investment & Securities Co., Ltd. to Woori Bank, the representative of the creditor banks, as a part of the business normalization plan of LG Card. In April 2004, in accordance with the business normalization plan, Korea Development Bank exercised its preemptive right to purchase the shares of LG Investment & Securities Co., Ltd. Accordingly, the Company disposed of all its 10,180,531 shares, resulting in a loss from disposal of investment securities of ₩51,696 million.

[6] During 2004, all the investment in Megaround Co., Ltd. were exchanged to investment in Jindoo Network Inc., marketable security because Megaround Co., Ltd. was merged with Jindoo Network Inc. Gain on valuation of investment in Jindoo Network Inc. amounting to ₩1,250 million was recorded as capital adjustments.

[7] During 2004, the Company disposed of the investments, resulting in gain on disposal of investment securities of ₩487 million.

[8] It was reclassified into a consolidated subsidiary in 2003 from available-for-sale security in 2002

Held-to-maturity securities as of December 31, 2004, 2003 and 2002, are as follows:

	2004	2003	2002
	(in millions of Korean Won)		
Subordinated bonds of ABN-AMRO ABCP	₩ 807	₩ —	₩—
Bonds issued by the government	1,028	1,028	44
	₩1,835	₩1,028	₩ 44

The annual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities as of December 31, 2004 and 2003, are as follows:

	2004		2003	
Maturity	Available-for-sale securities	Held-to-maturity securities	Available-for-sale securities	Held-to-maturity securities
	(in millions of Korean Won)			
One year or less [1]	₩119,115	₩ —	₩ —	₩ —
Over one year to five years	2,231	1,791	3,361	984
Over five years to ten years	—	44	—	44
	₩121,346	₩1,835	₩3,361	₩1,028

[1] These are classified as short-term investments (Note 4).

The details of changes in accumulated gains (losses) on valuation of available-for-sale securities as recorded in capital adjustments for the years ended December 31, 2004 and 2003, are as follows:

	January 1, 2004	Gain (loss)	Disposal	December 31, 2004
	(in millions of Korean Won)			
KT Corp.	₩(22,184)	₩ —	₩(22,184)	₩ —
Nara Mold & Die Co., Ltd.	2,187	(80)	—	2,107
Voiceware Co., Ltd.	1,157	(473)	222	462
Jindoo Network Inc.	—	1,250	—	1,250
LG Investment & Securities Co., Ltd.	(75,994)	23,534	(52,460)	—
Vodavi Technology Inc.	3,063	770	—	3,833
Hutchison Telephone Company Limited	—	160	—	160
E2OPEN.COM	—	(15,190)	(15,190)	—
Topfield Co., Ltd.	269	—	269	—
Digital device	—	(220)	—	(220)
Bonds issued by the government	(241)	—	(241)	—
	₩(91,743)	₩ 9,751	₩(89,584)	₩7,592

	January 1, 2003	Gain (loss)	Disposal	December 31, 2003
		(in millions of Korean Won)		
Hynix Semiconductor Inc.	₩(23,771)	₩ 74	₩(23,697)	₩ —
KT Corp.	(7,788)	(14,396)	—	(22,184)
LG Card Co., Ltd.	9,022	(5,262)	3,760	—
Nara Mold & Die Co., Ltd.	2,758	(571)	—	2,187
Voiceware Co., Ltd.	1,638	(481)	—	1,157
LG Investment & Securities Co., Ltd. [1]	—	(75,994)	—	(75,994)
Vodavi Technology Inc.	(1,075)	4,138	—	3,063
Topfield Co., Ltd.	—	269	—	269
Bonds issued by the government	(2)	(245)	(6)	(241)
	₩(19,218)	₩(92,468)	₩(19,943)	₩(91,743)

[1] Reclassified into available-for-sale securities in 2003 from equity method investment securities in 2002.

8. Equity Method Investments

Equity method investments as of December 31, 2004, 2003 and 2002, are as follows:

	Percentage of ownership (%) at December 31, 2004	2004			2003			2002		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
					(in millions of Korean Won)					
Domestic companies										
LG Sports Ltd. [6]	—	₩ —	₩ —	₩ —	₩ 1,404	₩ 1,204	₩ 1,204	₩ —	₩ —	₩ —
LG Investment & Securities Co., Ltd. [9]	—	—	—	—	—	—	—	262,432	145,270	145,270
Hankuk Electric Glass Co., Ltd. [5]	20.00	119,282	140,549	125,082	—	—	—	—	—	—
LG IBM PC Co., Ltd. [7]	49.00	11,907	16,689	16,522	11,907	17,739	14,548	11,907	15,133	15,133
Hi Business Logistics (formerly Hi Logistics System (HLS)) [8]	—	—	—	—	4,500	4,500	4,500	—	—	—
LG Micron Ltd. [13]	—	—	—	—	—	—	—	32,376	60,999	60,999
Overseas companies										
Goldstar Electronics Thailand Co., Ltd. (G.S.T.) [1]	49.00	36	36	36	36	36	36	36	36	36
Hitachi-LG Data Storage Inc. (HLDS)	49.00	7,684	22,350	30,823	7,684	30,576	33,007	7,684	18,094	18,094
LG Electronics Austria GmbH (LGEAG) [1]	100.00	116	116	116	116	116	116	116	116	116
LG Electronics Argentina S.A. (LGEAR) [2, 10]	100.00	7,410	—	—	7,410	—	—	7,410	—	—
LG Electronics Design Tech, Ltd.(LGEDT) [1]	100.00	1,002	1,002	1,002	1,002	1,002	1,002	1,002	1,002	1,002
LG Electronics Hellas S.A. (LGEHS) [13]	—	—	—	—	—	—	—	6,063	6,063	6,063
LG Electronics Middle East Co., Ltd. (LGEME) [1]	100.00	462	462	462	462	462	462	462	462	462
LG Electronics (M) SDN.BHD (LGEML) [1,3]	100.00	7,869	7,869	7,869	11	11	11	11	11	11
LG.Philips Displays Holding B.V. [3, 12]	50.00	1,509,997	129,524	147,345	1,222,322	—	—	1,222,322	569,710	569,710
Triveni Digital Inc. [1]	100.00	899	899	899	899	899	899	899	899	899
LG Electronics Russia Inc. (LGERI)	—	—	—	—	—	—	—	391	391	391
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT) [13]	—	—	—	—	—	—	—	824	824	824
LG Electronics Ukraine Co., Ltd.(LGEUR) [1]	100.00	1,041	1,041	1,041	1,041	1,041	1,041	1,041	1,041	1,041
Langchao LG (Yantai) Digital Mobile Technology Research & Development Co., Ltd [13]	—	—	—	—	—	—	—	9,669	9,669	9,669
LG Soft India PVT, Ltd. (LGSI) [13]	—	—	—	—	—	—	—	2,920	2,920	2,920
Electromagnetica Goldstar S.R.L. [1]	50.00	508	508	508	508	508	508	508	508	508
LG (Yantai) Information & Communication Technology Co., Ltd. [13]	—	—	—	—	—	—	—	2,720	2,720	2,720

+	Percentage of ownership (%) at December 31, 2004	2004			2003			2002		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
					(in millions of Korean Won)					
Vietnam Korea Exchange, Ltd. (V.K.X.)	40.00	1,736	2,040	2,064	1,736	2,316	2,328	1,736	2,316	2,316
LG-TOPS [2]	40.00	2,699	902	930	—	—	—	—	—	—
SLD Telecom Pte. Ltd. [3,11]	42.74	68,487	51,711	52,279	29,001	25,190	25,190	10,042	10,042	10,042
COMMIT Incorporated [14]	—	—	—	—	—	—	—	4,990	4,990	4,990
Chemicals and Materials Enterprise Associates II, L.P.	—	—	—	—	—	—	—	4,081	2,855	2,855
EIC Properties PTE, Ltd. [13]	—	—	—	—	—	—	—	9,636	8,618	8,618
Athena Venture Fund II LP [15]	—	—	—	—	—	—	—	12,016	4,379	4,379
LG Electonics Nature (Hangzhou) Recording Media Co., Ltd. (LGEHN) [8]	—	—	—	—	3,036	3,036	3,036	—	—	—
Goldstar Mobilecomm France SASU (LGEMF) [4]	100.00	5,621	5,621	5,621	—	—	—	—	—	—
LG Electronics RUS, LLC (LGERA) [4]	100.00	5,411	5,411	5,411	—	—	—	—	—	—
		₩1,752,167	₩386,730	₩398,010	₩1,293,075	₩88,636	₩87,888	₩1,613,294	₩869,068	₩869,068

1 Investments in small-sized subsidiaries and affiliates whose total assets as of the previous year-end amounted to less than ₩7,000 million, or which have just been established in the current period are stated at cost, in accordance with accounting principles generally accepted in the Republic of Korea.

2 The operations of this subsidiary were suspended as of December 31, 2004.

3 During 2004, the Company purchased additional shares of these subsidiaries.

4 This subsidiary was established in 2004.

5 The Company newly purchased the shares of these subsidiaries during 2004.

6 During 2004, the Company disposed of all the shares of LG Sports Ltd., resulting in a loss amounting to ₩598 million, which was reclassified into equity method investment security in 2003 from a consolidated subsidiary.

7 The Company and LG IBM Korea Inc. divided their joint venture company, LG IBM PC Co., Ltd., and on January 1, 2005 the Company merged with a portion of the PC division from the joint venture.

8 It was reclassified into a consolidated subsidiary in 2004 from equity method investment security in 2003.

9 It was reclassified into available-for-sale security in 2003 from equity method investment security in 2002, and disposed of in 2004.

10 The operation of this subsidiary was suspended as of December 31, 2004.

11 In 2003, the Company purchased additional shares of common stock of these subsidiaries.

12 The controlling company sold its shares of LG.Philips Displays Holding B.V. to LG Electronics Wales Ltd. (LGEWA) in 2003.

13 They were reclassified into a consolidated subsidiary in 2003 from equity method investment security in 2002.

14 It was reclassified into available-for-sale security in 2003 from.equity method investment security in 2002.

15 It was disposed of in 2003.

For the year ended December 31, 2004, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are as follows:

	January 1, 2004	Addition	Amortization	December 31, 2004
		(in millions of Korean Won)		
Domestic companies				
Hankuk Electric Glass Co., Ltd.	₩ —	₩(17,010)	₩ 3,402	₩(13,608)
Overseas companies				
Hitachi-LG Data Storage Inc. (HLDS)	76	(16)	(30)	30
LG.Philips Displays Holding B.V.	(125,599)	8,304	46,918	(70,377)
Vietnam Korea Exchange, Ltd. (V.K.X.)	99	(25)	(49)	25
SLD Telecom Pte. Ltd.	—	847	(144)	703
	(125,424)	9,110	46,695	(69,619)
	₩(125,424)	₩ (7,900)	₩50,097	₩(83,227)

For the year ended December 31, 2003, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are as follows:

	January 1, 2003	Addition	Amortization	December 31, 2003
		(in millions of Korean Won)		
Domestic companies				
LG Sports Ltd.	₩ —	₩ (2)	₩ 2	₩ —
LG Investment & Securities Co., Ltd.	25,571	(25,571)	—	—
	25,571	(25,573)	2	—
Overseas companies				
Hitachi-LG Data Storage Inc. (HLDS)	106	—	(30)	76
LG.Philips Displays Holding B.V.	(175,839)	—	50,240	(125,599)
Vietnam Korea Exchange, Ltd. (V.K.X.)	124	—	(25)	99
	(175,609)	—	50,185	(125,424)
	₩(150,038)	₩(25,573)	₩50,187	₩(125,424)

For the year ended December 31, 2002, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are as follows:

	January 1, 2002	Addition	Amortization	December 31, 2002
		(in millions of Korean Won)		
Domestic companies				
LG Investment & Securities Co., Ltd.	40,420	₩—	₩(14,849)	₩ 25,571
Overseas companies				
Hitachi-LG Data Storage Inc. (HLDS)	120	—	(14)	106
LG.Philips Displays Holding B.V.	(226,079)	—	50,240	(175,839)
Vietnam Korea Exchange, Ltd. (V.K.X.)	173	(37)	(12)	124
	(225,786)	(37)	50,214	(175,609)
	₩(185,366)	₩(37)	₩ 35,365	₩(150,038)

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the year ended December 31, 2004, are as follows:

	January 1, 2004	Equity in earnings (losses) of affiliates, net	Others	December 31, 2004
		(in millions of Korean Won)		
Domestic companies				
LG Sports Ltd.	₩ 1,204	₩ 34	₩ (1,238)	₩ —
Hankuk Electric Glass Co., Ltd.	—	7,301	117,781	125,082
LG IBM PC Co., Ltd.	14,548	6,376	(4,402)	16,522
Hi Business Logistics (formerly Hi Logistics System (HLS))	4,500	—	(4,500)	—
	20,252	13,711	107,641	141,604
Overseas companies				
Goldstar Electronics Thailand Co., Ltd. (G.S.T.)	36	—	—	36
Hitachi-LG Data Storage Inc. (HLDS)	33,007	5,342	(7,526)	30,823
LG Electronics Austria GmbH (LGEAG)	116	—	—	116
LG Electronics Design Tech, Ltd.(LGEDT)	1,002	—	—	1,002
LG Electronics Middle East Co., Ltd. (LGEME)	462	—	—	462
LG Electronics (M) SDN.BHD (LGEML)	11	—	7,858	7,869
LG.Philips Displays Holding B.V.	—	(121,800)	269,145	147,345
LG Electronics Ukraine Co., Ltd. (LGEUR)	1,041	—	—	1,041
Vietnam Korea Exchange, Ltd. (V.K.X.)	2,328	18	(282)	2,064
LG-TOPS	—	23	907	930
Electromagnetica Goldstar S.R.L.	508	—	—	508
SLD Telecom Pte. Ltd.	25,190	(3,591)	30,680	52,279
Triveni Digital Inc.	899	—	—	899
Goldstar Mobilecomm France SASU (LGEMF)	—	—	5,621	5,621
LG Electronics RUS, LLC (LGERA)	—	—	5,411	5,411
LG Electonics Nature (Hangzhou) Recording Media Co., Ltd.(LGEHN)	3,036	—	(3,036)	—
	67,636	(120,008)	308,778	256,406
	₩87,888	₩(106,297)	₩416,419	₩398,010

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the year ended December 31, 2003, are as follows:

	January 1, 2003	Equity in earnings (losses) of affiliates, net	Others	December 31, 2003
		(in millions of Korean Won)		
Domestic companies				
LG Sports Ltd.	₩ —	₩ 464	₩ 740	₩ 1,204
LG Investment & Securities Co., Ltd.	145,270	—	(145,270)	—
LG IBM PC Co., Ltd.	15,133	4,078	(4,663)	14,548
Hi Logistics System (HLS)	—	—	4,500	4,500
LG Micron Ltd.	60,999	2,346	(63,345)	—
	221,402	6,888	(208,038)	20,252
Overseas companies				
Goldstar Electronics Thailand Co., Ltd. (G.S.T.)	36	—	—	36
Hitachi-LG Data Storage Inc. (HLDS)	18,094	12,713	2,200	33,007
LG Electronics Austria GmbH (LGEAG)	116	—	—	116
LG Electronics Design Tech, Ltd.(LGEDT)	1,002	—	—	1,002
LG Electronics Hellas S.A. (LGEHS)	6,063	—	(6,063)	—
LG Electronics Middle East Co., Ltd. (LGEME)	462	—	—	462
LG Electronics (M) SDN.BHD (LGEML)	11	—	—	11
LG.Philips Displays Holding B.V.	569,710	(592,144)	22,434	—
Triveni Digital Inc.	899	—	—	899
LG Electronics Russia Inc.(LGERI)	391	—	(391)	—
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT)	824	—	(824)	—
LG Electronics Ukraine Co., Ltd. (LGEUR)	1,041	—	—	1,041
Langchao LG (Yantai) Digital Mobile Technology Research & Development Co., Ltd.	9,669	—	(9,669)	—
LG Soft India PVT, Ltd. (LGSI)	2,920	—	(2,920)	—
Electromagnetica Goldstar S.R.L.	508	—	—	508
LG (Yantai) Information & Communication Technology Co., Ltd	2,720	—	(2,720)	—
EIC Properties PTE, Ltd.	8,618	—	(8,618)	—
Vietnam Korea Exchange, Ltd. (V.K.X.)	2,316	43	(31)	2,328
SLD Telecom Pte. Ltd.	10,042	(3,811)	18,959	25,190
COMMIT Incorporated	4,990	—	(4,990)	—
Chemicals and Materials Enterprise Associates II,L.P	2,855	—	(2,855)	—
Athena Venture Fund II LP	4,379	—	(4,379)	—
LG Electonics Nature (Hangzhou) Recording Media Co., Ltd.(LGEHN)	—	—	3,036	3,036
	647,666	(583,199)	3,169	67,636
	₩869,068	₩(576,311)	₩(204,869)	₩87,888

As of December 31, 2003, accumulated loss of LG.Philips Displays Holding B.V. from which the application of equity method of accounting was suspended due to accumulated losses, amounted to ₩56,244 million.

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the year ended December 31, 2002 are as follows:

	January 1, 2002	Equity in earnings (losses) of affiliates, net	Others	December 31, 2002
		(in millions of Korean Won)		
Domestic companies				
LG Investment & Securities Co., Ltd.	₩ 150,091	₩ (3,633)	₩ (1,188)	₩145,270
LG IBM PC Co., Ltd.	11,469	3,664	—	15,133
LG Micron Ltd.	53,769	12,848	(5,618)	60,999
LG Card Co., Ltd	91,021	13,634	(104,655)	—
	306,350	26,513	(111,461)	221,402
Overseas companies				
Goldstar Electronics Thailand Co., Ltd. (G.S.T.)	36	—	—	36
Hitachi-LG Data Storage Inc. (HLDS)	364	17,645	85	18,094
LG Electronics Austria GmbH (LGEAG)	—	—	116	116
LG Electronics Argentina S.A. (LGEAR)	7,410	(7,410)	—	—
LG Electronics Design Tech, Ltd.(LGEDT)	1,002	—	—	1,002
LG Electronics Hellas S.A. (LGEHS)	—	—	6,063	6,063
LG Electronics Middle East Co., Ltd. (LGEME)	462	—	—	462
LG Electronics (M) SDN.BHD (LGEML)	11	—	—	11
LG.Philips Displays Holding B.V.	806,759	(385,577)	148,528	569,710
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	16,526	(1,746)	(14,780)	—
Triveni Digital Inc.	899	—	—	899
LG Electronics Russia Inc. (LGERI)	391	—	—	391
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT)	824	—	—	824
LG Electronics Ukraine Co., Ltd.(LGEUR)	1,041	—	—	1,041
Langchao LG (Yantai) Digital Mobile Technology Research & Development Co., Ltd.	—	—	9,669	9,669
LG Soft India PVT, Ltd. (LGSI)	2,920	—	—	2,920
Electromagnetica Goldstar S.R.L.	508	—	—	508
LG (Yantai) Information & Communication Technology Co., Ltd	2,720	—	—	2,720
EIC PROPERTIES PTE, Ltd.	9,283	(332)	(333)	8,618
Vietnam Korea Exchange, Ltd. (V.K.X.)	1,972	372	(28)	2,316
SLD Telecom Pte. Ltd.	4,390	—	5,652	10,042
COMMIT Incorporated	—	—	4,990	4,990
Chemicals and Materials Enterprise Associates II, L.P	—	(1,226)	4,081	2,855
Athena Venture Fund II LP	—	(7,637)	12,016	4,379
	857,518	(385,911)	176,059	647,666
	₩1,163,868	₩(359,398)	₩ 64,598	₩869,068

Upon a resolution of the Board of Directors in July 2004, the Company invested ₩289,125 million (equivalent to US$250 million) in LG Electronics Wales Ltd. ("LGEWA") which, in turn, invested to its subsidiary, LG.Philips Displays Holding B.V. ("LPD") according to an agreement with the LPD's creditor financial institutions. The other conditions in the said agreement included the deferment of loan repayment and the reduction in the interest rate of the said loan.

9. Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2004, are as follows:

	Land	Buildings	Structures	Machinery and equipment	Vehicles	Tools	Others[1]	Construction in-progress	Total
	(in millions of Korean Won)								
Balance as of January 1, 2004	₩ 992,209	₩ 2,061,763	₩ 218,440	₩ 3,356,521	₩ 23,341	₩ 526,503	₩ 429,810	₩ 1,320,301	₩ 8,928,888
Acquisitions and capital expenditure	10,047	135,723	14,480	399,327	12,943	308,066	233,953	4,609,591	5,724,130
Transfer-in (out)	225,069	615,331	9,460	2,817,267	1,617	42,827	36,060	(3,766,972)	(19,341)
Disposals	(39,594)	(44,296)	(3,888)	(57,194)	(3,268)	(114,755)	(9,964)	(18,680)	(291,639)
Depreciation	—	(98,861)	(14,700)	(1,499,558)	(8,390)	(183,671)	(167,852)	—	(1,973,032)
Others[2]	100,020	(146,080)	(16,049)	(40,509)	(3,571)	(27,476)	(65,969)	148,155	(51,479)
Balance as of December 31, 2004	₩1,287,751	₩ 2,523,580	₩ 207,743	₩ 4,975,854	₩ 22,672	₩ 551,494	₩ 456,038	₩ 2,292,395	₩ 12,317,527
Accumulated depreciation as of December 31, 2004	₩ —	₩ (409,693)	₩ (70,859)	₩(5,480,332)	₩(23,658)	₩(473,720)	₩(562,138)	₩ —	₩ (7,020,400)

Changes in property, plant and equipment for the year ended December 31, 2003 are as follows:

	Land	Buildings	Structures	Machinery and equipment	Vehicles	Tools	Others	Construction in-progress	Total
	(in millions of Korean Won)								
Balance as of January 1, 2003	₩940,788	₩1,713,758	₩188,418	₩ 2,544,766	₩ 18,567	₩ 474,452	₩ 703,124	₩ 809,350	₩ 7,393,223
Acquisitions and capital expenditure	48,487	130,776	14,414	358,141	11,887	342,268	663,281	1,710,429	3,279,683
Transfer-in (out)	10,220	165,624	25,786	1,631,402	376	51,809	(828,389)	(1,146,943)	(90,115)
Disposals	(10,943)	(32,576)	(2,206)	(39,953)	(1,137)	(139,314)	(9,209)	(775)	(236,113)
Depreciation	—	(78,253)	(14,023)	(1,175,666)	(7,143)	(172,631)	(154,835)	—	(1,602,551)
Others[2]	3,657	162,434	6,051	37,831	791	(30,081)	55,838	(51,760)	184,761
Balance as of December 31, 2003	₩992,209	₩2,061,763	₩218,440	₩ 3,356,521	₩ 23,341	₩ 526,503	₩ 429,810	₩ 1,320,301	₩ 8,928,888
Accumulated depreciation as of December 31, 2003	₩ —	₩ (364,218)	₩(63,433)	₩(4,395,854)	₩(27,785)	₩(467,173)	₩(495,150)	₩ —	₩(5,813,613)

[1] During 2004, the Company reclassified machinery and equipment in transit from 'others' to construction in-progress. As of January 1, 2004, 'others' included machinery and equipment in transit amounting to ₩41,109 million.

[2] This includes changes in consolidated subsidiaries and changes resulting from translation of foreign currency financial statements.

Property, plant and equipment as of December 31, 2002, consist of the following:

	Acquisition cost	Accumulated depreciation	Book value
	(in millions of Korean Won)		
Land	₩ 940,788	₩ —	₩ 940,788
Buildings	1,989,459	(275,701)	1,713,758
Structures	234,645	(46,227)	188,418
Machinery and equipment	5,667,525	(3,122,759)	2,544,766
Vehicles	44,647	(26,080)	18,567
Tools and others	2,081,262	(903,686)	1,177,576
Construction in-progress	809,350	—	809,350
	₩11,767,676	₩(4,374,453)	₩7,393,223

As of December 31, 2004, the value of the Company's land located in Korea, as determined by the local government in Korea for property tax assessment purpose, approximates ₩1,100,277 million (2003 : ₩843,134 million, 2002 : ₩744,388 million).

10. Intangible Assets

Changes in intangible assets for the year ended December 31, 2004, are as follows:

	Goodwill	Negative goodwill	Industrial property rights	Development costs	Other intangible assets	Total
			(in millions of Korean Won)			
Balance as of January 1, 2004	₩285,975	₩(1,820)	₩387,443	₩140,009	₩151,358	₩ 962,965
Additions	753	—	33,023	2,109	33,385	69,270
Disposals	(728)	—	(199)	(1,529)	(2,447)	(4,903)
Amortization	(40,153)	1,453	(88,453)	(65,364)	(39,593)	(232,110)
Impairment [1]	—	—	(38,105)	—	—	(38,105)
Others [2]	—	—	26,979	172	(48,313)	(21,162)
Balance as of December 31, 2004	₩245,847	₩ (367)	₩320,688	₩ 75,397	₩ 94,390	₩ 735,955

Changes in intangible assets for the year ended December 31, 2003, were as follows:

	Goodwill	Negative goodwill	Industrial property rights	Development costs	Other intangible assets	Total
			(in millions of Korean Won)			
Balance as of January 1, 2003	₩334,055	₩(11,813)	₩417,027	₩189,744	₩137,853	₩1,066,866
Additions	873	—	54,399	7,012	56,455	118,739
Disposals	(261)	—	—	—	(21)	(282)
Amortization	(40,241)	9,993	(86,806)	(75,819)	(32,058)	(224,931)
Others [2]	(8,451)	—	2,823	19,072	(10,871)	2,573
Balance as of December 31, 2003	₩285,975	₩ (1,820)	₩387,443	₩140,009	₩151,358	₩ 962,965

1 The Company recognized impairment losses on intangible assets due to expiration of industrial property rights.

2 This includes changes in consolidated subsidiaries and changes resulting from translation of foreign currency financial statements.

Amortization of intangible assets amounting to ₩232,110 million for the year ended December 31, 2004 (2003: ₩224,931 million), were classified as manufacturing costs and selling and administrative expenses.

Significant intangible assets as of December 31, 2004, 2003 and 2002, consist of the following:

	2004	2003	2002	Remaining years of amortization
		(in millions of Korean Won)		
Goodwill	₩215,017	₩254,399	₩293,781	Six years
Industrial property rights	197,067	311,531	387,890	One to six years

As a result of LG Electronics Investment Ltd. (formerly LG Electronics Inc., now merged into LG Corp.)'s merger with LG Information & Communications, Ltd. in September 2000, LG Electronics Investment Ltd. recognized goodwill amounting to ₩393,820 million and acquired industrial property rights amounting to ₩578,788 million. At the time of spin-off, such goodwill and industrial property rights were transferred to LGE. Related amortization expenses of goodwill and industrial property rights approximate ₩39,382 million and ₩76,359 million, respectively, for the year ended December 31, 2004.

Research and development costs incurred for the year ended December 31, 2004, 2003 and 2002 were accounted for as follows:

	2004	2003	2002
		(in millions of Korean Won)	
Expensed	₩1,541,102	₩1,088,790	₩798,365
Development costs capitalized	2,109	7,012	72,701
	₩1,543,211	₩1,095,802	₩871,066

11. Pledged Assets

A substantial portion of property, plant and equipment as of December 31, 2004, is pledged as collateral for various loans from banks up to a maximum Won equivalent amount of approximately ₩1,085,605 million (2003 : ₩670,578 million, 2002 : ₩722,593 million) (Notes 13 and 14). The said amount as of December 31, 2004, includes the equivalent of US$102 million, JP¥150 million and EUR360 million. In addition, a portion of trade accounts and notes receivable, short-term and long-term financial instruments, and inventories as of December 31, 2004, 2003 and 2002, is pledged as collateral for letter of credit opening and factoring contracts.

12. Insured Assets

As of December 31, 2004, property, plant and equipment, other than land and certain construction in-progress, and inventories are insured against fire and other casualty losses up to approximately ₩52,390,301 million (2003 : ₩28,777,803 million, 2002 : ₩19,496,950 million). In addition, the Company is insured against loss arising form the transportation of goods up to approximately ₩2,319,921 million (2003 : ₩2,293,287 million, 2002 : ₩1,166,330 million).

13. Short-Term Borrowings

Short-term borrowings as of December 31, 2004, 2003 and 2002, consist of the following:

	Annual interest rate (%) at December 31,			(In Millions of Korean Won)		
	2004	2003	2002	2004	2003	2002
Bank overdrafts	6.10-7.10	—	6.10-7.10	₩ 133,453	₩ —	₩ 40,976
Won currency loans						
General term loans [1]	CD+0.8, 5.22-20.6	CD+1.4-1.6, 4.8-6.85	5.05-5.74	596,677	182,476	88,000
Loans from insurance companies	—	—	—	—	—	—
Notes discounted	3.68-5.7	4.8-6.85	—	120,500	169,318	—
				717,177	351,794	88,000
Foreign currency loans						
Bank loans	1.68-8.25	0.35-10.49	LIBOR +0.6-1.2	1,426,472	614,435	1,464,053
Trade notes receivable discounted	LIBOR +0.7-1.2	LIBOR +0.7-1.2	LIBOR +0.6-2.0	3,031,155	2,930,799	1,921,270
Loans for operating fund	0.56-2.50	0.6-1.8	0.56-2.50	72,396	41,136	34,809
Documents against acceptance loans	3M LIBOR +0.7-1.0	3M LIBOR +0.7-1.2	LIBOR +0.075-0.085	425,700	121,618	167,431
				4,955,723 (US$ 2,989)	3,707,988 (US$ 2,510)	3,587,563 (US$ 2,989)
Trade loans and Usance	LIBOR +0.3-1.2	0.35-3.8	0.40-1.90	56,043	125,537	50,634
				₩ 5,862,396	₩ 4,185,319	₩ 3,767,173

[1] CD represents the annual interest rate for certificates of deposits.

See Notes 11 for collateral arrangements on the above borrowings.

Current maturities of long-term debts as of December 31, 2004, 2003 and 2002, consist of the following:

	2004	2003	2002
	(in millions of Korean Won)		
Debentures	₩ 909,137	₩1,455,087	₩ 715,040
Discount on debentures, net	(5,012)	(2,961)	(2,475)
Long-term debt	110,504	74,160	182,938
Long-term other accounts payable	—	—	2,753
	₩1,014,629	₩1,526,286	₩ 898,256

14. Debentures, Convertible Bonds and Long-Term Debt

Debentures, convertible bonds as of December 31, 2004, 2003 and 2002, consists of the following:

	Annual interest rate (%) at December 31, 2004	2004	2003	2002
		(in millions of Korean Won)		
Debentures				
Public, guaranteed payable through 2005	—	₩ —	₩ 1,000	₩ 5,000
Private, non-guaranteed payable through 2006	5.7~ 9.35	136,000	316,000	415,000
Public, non-guaranteed payable through 2009	4.00~ 7.00	2,231,000	90,000	1,820,000
Public, non-guaranteed payable through 2009	3.5~ 6.0	1,350,000	3,140,000	800,000
Fixed rate notes in foreign currency, payable through 2006 (2003 : INR 160 million, 2002 : US$8.9 million)	—	—	4,124	10,640
Floating rate notes of US$996 million through 2007 (2003 : US$1,075 million; 2002 : INR 260 million, US$1,144 million)	3M Libor+0.6~1.9 6M Libor+0.5~1.25	1,034,992	1,285,947	1,380,052
		4,751,992	4,837,071	4,430,692
Convertible Bonds				
Zero coupon rate convertible bonds of US$287.5 million (2003:US$287.5 million, 2002:nil), payable through 2006	—	339,796	339,796	—
Zero coupon rate convertible bonds of US$250 million (2003 : nil, 2002 : nil), payable through 2007	—	296,975	—	—
		636,771	339,796	—
		5,388,763	5,176,867	4,430,692
Less: Current maturities		(909,137)	(1,455,087)	(715,040)
Discount on debentures		(66,691)	(69,005)	(61,476)
Conversion rights adjustment		(49,508)	(13,840)	—
Premium for conversion rights		37,093	—	—
		₩4,400,520	₩ 3,638,935	₩3,654,176

Upon a resolution of the Board of Directors on July 8, 2003, the Company issued foreign currency convertible bonds in the Luxembourg Stock Exchange on August 11, 2003. The terms and conditions of issuance are as follows:

- Type of bonds: Public convertible bond
- Total face value of bonds: US$287.5 million (fixed exchange rate of ₩1,179.2: US$1)
- Date of issuance: August 11, 2003

- Terms and conditions for issuance of bonds
  - Coupon rate: 0%
  - Maturity: August 11, 2006
  - Call option: The Company holds the right to redeem the bonds at face value on or at any time after August 12, 2005, provided that the market value per share of common stock remains at least 115% of the conversion price for at least 20 consecutive trading days during the 30-day trading period ending on the redemption date.
  - Put option: The bondholder holds the right to exercise a put option, in which the bondholder may require the Company to redeem the bonds at face value on the day after 18 months from the date of issuance.
- Terms and conditions for conversion
  - Type of stock to be issued: registered common stock
  - Number of shares convertible: 4,920,464 shares
  - Conversion price: ₩68,900 per share
  - Conversion period: September 12, 2003 through July 28, 2006

Upon a resolution of the Board of Directors, the Company issued foreign currency convertible bonds to Lehman Brothers Commercial Corporation on May 17, 2004. The terms and conditions of issuance are as follows:

- Type of bonds: Private convertible bond
- Total face value of bonds: US$250 million (fixed exchange rate of ₩1,181.5: US$1)
- Date of issuance: May 17, 2004
- Terms and conditions for issuance of bonds
  - Coupon rate: 0%; Effective interest rate to maturity: 3.96%
  - Maturity: May 17, 2007
  - The Company redeems the bonds at 112.49% of face value in a lump sum on the date of maturity.
  - Call option: The Company holds the right to redeem the bonds at 106.06% of face value any time between May 18, 2006 and 60 days before maturity, provided that the market value per share of common stock remains at least 115% of the conversion price for at least 20 consecutive trading days, ending on the date on which redemption notice is given.
  - Put option: The bondholder holds the right to exercise a put option, in which the bondholder may require the Company to redeem the bonds at 106.06% of face value on the day after 18 months from the date of issuance.
- Terms and conditions for conversion
  - Type of stock to be issued: registered common stock
  - Number of shares convertible: 3,049,221 shares

- Conversion price: ₩96,869 per share. The conversion price was adjusted upwards from ₩91,840 to ₩96,869 because the average closing price of the common shares of the Company on the 20 consecutive Korea Exchange business days preceding and including the second Korea Exchange business day prior to the day falling six months after the issue date is above ₩ 65,600.
- Conversion period: May 18, 2005 through May 7, 2007

Long-term debts as of December 31, 2004, 2003 and 2002 consist of the following:

	Annual interest rate (%) at December 31, 2004	2004	2003	2002
		(in millions of Korean Won)		
Won currency loans				
Kookmin Bank	—	₩ —	₩ —	₩ 249
Shinhan Bank and others	3.59-6.50	680	3,843	5,331
Hana Bank and others	6.27	20,000	20,000	30,000
Chohung Bank and others	5	14	68	184
Korea Development Bank and others	1.00 ~6.47	102,174	44,622	17,555
Export-Import Bank of Korea	5.9 ~6.1	117,800	58,700	—
Daegu Bank	5.8	10,000	—	—
		250,668	127,233	53,319
Foreign currency loans [1]				
Hong Kong and Shanghai Banking Corp.	3M LIBOR + 1.45	31,314	—	—
Woori Bank	3M LIBOR + 1.0	36,246	41,802	976
Kookmin Bank	6M LIBOR + 1.25	80,102	—	—
Korea Development Bank and others	3M Eulibor + 1.75	213,749	—	—
Korea First Bank	—	—	—	2,620
Export-Import Bank of Korea	6M Libor+1.2 1.54	90,156	217,562	43,776
Banque Paribas	—	—	1,963	3,934
Societe General	—	—	2,505	7,532
Bank of Tokyo-Mitsubishi	—	—	—	2,568
Wachovia Securities	—	—	—	6,365
Barclays Bank	—	—	59,770	59,957
ICICI Ltd.	—	—	—	41,035
ICBC and others	3.2 ~5.5	96,956	—	—
China Construction Bank	5.02	11,162	—	—
Bank of China	2.36 ~3.61	14,468	1,198	3,426
Others	2.29 ~13.00	321,500	201,956	158,440
		895,653	526,756	330,629
Less: Current maturities		(110,504)	(74,160)	(182,938)
		₩ 1,035,817	₩ 579,829	₩ 201,010

1 Representing US$429 million, EUR 144 million, CNY 651 million, GBP 42 million, MXN 578 million, THB 568 million and TRL 8,074,456 million (2003: US$269 million, CNY 344 million, INR 3 million, GBP 12 million, MXN 787 million, THB 319 million, TRL 23,667,539 million and SGD 16 million; 2002: US$233 million, INR 249 million, MXP 361 million, CNY 24 million)

See Note 11 for the related collateral arrangements for the Company's long-term debts.

The maturities of long-term debts as of December 31, 2004, are as follows:

For the year ending December 31,	Debentures and convertible bonds	Long-term debt	Total
	(in millions of Korean Won)		
2006	₩ 2,045,531	₩ 256,575	₩ 2,302,106
2007	1,344,095	249,534	1,593,629
2008	340,000	279,284	619,284
2009	750,000	162,780	912,780
2010 and thereafter	—	87,644	87,644
	₩ 4,479,626	₩ 1,035,817	₩ 5,515,443

15. Leases

The Company has entered into various lease agreements for the rental of certain machinery and equipment. The Company accounts for these leases as operating leases under which lease payments are charged to expense as incurred.

As of December 31, 2004, future lease payments under operating lease agreements are as follows:

For the year ending December 31,	Lease payments
	(in millions of Korean Won)
2005	₩ 7,299
2006	5,613
2007	3,474
2008	2,967
2009 and thereafter	3,077
	₩22,430

16. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
	(in millions of Korean Won)		
Beginning balance	₩ 686,052	₩ 600,109	₩ 550,201
Severance payments	(123,554)	(110,140)	(112,678)
Transfer-in from (transfer-out to) affiliated companies, net	8,841	8,085	(4,101)
Increase arising from changes in consolidated entities	—	11,438	4,572
Provisions	186,794	176,560	162,115
Others	—	—	—
	758,133	686,052	600,109
Contribution to the National Pension Fund	(18,400)	(23,175)	(25,870)
Severance insurance deposits	(438,912)	(406,739)	(365,123)
	₩ 300,821	₩ 256,138	₩ 209,116

The severance benefits are funded at approximately 57.9%, (2003: 59.3%, 2002: 60.8%) as of December 31, 2004, through employee severance insurance plans with Kyobo Life Insurance Co, Ltd. and other life insurance companies. The amounts funded under employee severance insurance plans, or severance insurance deposits, are presented as a deduction from accrued severance benefits.

17. Commitments and Contingencies

As of December 31, 2004, 2003 and 2002, the Company provided several notes and checks to financial institutions as collateral in relation to various borrowings and guarantees of indebtedness.

As of December 31, 2004, the Company has bank overdraft facility agreements with various banks amounting to ₩608,500 million (2003 : ₩588,805 million, 2002 : ₩597,200 million). In addition, the Company has entered into loan agreement with Citibank Korea amounting to ₩35,000 million.

As of December 31, 2004, the Company has sales agreements for export trade receivables with various banks amounting to ₩6,533,718 million. As of December 31, 2004, the outstanding balance of domestic trade notes receivable and export trade accounts receivable sold at a discount to various financial institutions with recourse amounted to ₩ 1,512,954 million (2003 : ₩398,686 million, 2002 : ₩923,300 million). The Company has corporate electronic settlement services contracts for collection of accounts receivable with various banks amounting to ₩190,000 million. In addition, the Company has note discounting agreements with various banks amounting to ₩35,000 million. The outstanding notes sold at discount of delivered to creditors, for which the Company is contingently liable upon the note issuers' default, amount to ₩3,934 million as of December 31, 2004.

As of December 31, 2004, 2003 and 2002, the Company was a party to various technical assistance agreements with various foreign companies for the manufacture of certain product lines.

As of December 31, 2004, the Company has corporate electronic settlement services contracts for payment of trade accounts payable with various banks amounting to ₩980,000 million.

As of December 31, 2004, the Company has sales contracts with several companies, the undelivered portions of which amounted to approximately ₩6,438 million for KT Corp., ₩1,519 million for Hanarotelecom Inc., ₩45,543 million for Public Telecommunication Corporation and others in Yemen.

As of December 31, 2004, the Company is contingently liable for guarantees approximating ₩55,843 million (2003 : ₩240,039 million, 2002 : 249,509 million) on indebtedness of the other company including equity method investees, and has received guarantees approximating ₩45,459 million (2003 : ₩11,729 million) from various financial institute for the tax payment of the Company (Note 25). As of December 31, 2002, the Company had guarantees approximating ₩347,401 million from various banks for the repayment of certain debentures of the Company. In addition, the Company is obliged to pay late payment charges if the Company could not meet the due date of its long-term contracts. Companies involved in the contracts provide guarantees to each other in order to comply with the contracts. As of December 31, 2004, the Company received guarantees amounting to ₩148,778 million (2003 : ₩451,871 million) in relation to the contracts.

As of December 31, 2004, LG.Philips LCD Co., Ltd., a subsidiary, has a revolving credit facility agreement with Shinhan Bank and Hana Bank totaling ₩200,000 million. In September 2004, LG.Philips LCD Co., Ltd. entered into a five-year accounts receivable securitization program (the "Program") with a financial institution. The Program allows LG.Philips LCD Co., Ltd. to sell, on a revolving basis, an undivided interest up to US$300

million in eligible accounts receivables of four subsidiaries, namely, LG.Philips LCD America ("LPLA"), LG.Philips LCD Germany ("LPLG"), LG.Philips LCD Taiwan ("LPLT") and LG.Philips LCD Japan ("LPLJ"), while retaining a subordinated interest in a portion of the receivables. The eligible receivables of LPLA and LPLG are sold without legal recourse to third party conduits through LG.Philips LCD America Finance Corporation, a qualifying bankruptcy-remote special purpose entity, which is wholly owned by LPLA but is not consolidated for financial reporting purposes. The eligible receivables of LPLT and LPLJ are sold without legal recourse to third party conduits through ABN AMRO Taipei Branch and ABN AMRO Tokyo Branch, respectively.

As of December 31, 2004, the outstanding balance of securitized accounts receivable held by the third party conduits totaled ₩305,203 million, of which LG.Philips LCD Co., Ltd. subordinated retained interest was ₩59,324 million. Accordingly, ₩245,879 million of accounts receivable balances, net of applicable allowances, were removed from the consolidated balance sheet as of December 31, 2004. Losses including the loss on sale of receivables, various program and facility fees associated with the Program totaled approximately ₩3,906 million for the year ended December 31, 2004.

In order to reduce the impact of changes in exchange rates on future cash flows, LGE enters into foreign currency forward contracts. As of December 31, 2004, LGE has outstanding forward contracts with ABN-AMRO and others for selling Dollars amounting to US$198 million (contract rates: ₩1,035.70: US$1 ~ ₩1,180.30: US$1, contract due dates: January through July 2005). As of December 31, 2004, LGE has outstanding forward contracts with Societe General and others for selling Euro and buying Dollars amounting to EUR 37 million (contract rates: €1.2459: US$1~ €1.3436: US$1, contract due dates: January through March 2005). In addition, as of December 31, 2004, LGE has outstanding forward contracts with UFJ Bank and others for selling Dollars and buying Japanese Yen amounting to US$75 million (contract rates: ¥102.84: US$1 ~ ¥107.08: US$1, contract due dates: January through March 2005). As a result of the above foreign currency forward contracts, an unrealized valuation gain and loss amounting to ₩11,097 million and ₩2,201 million, respectively, were charged to current operations for the year ended December 31, 2004.

As of December 31, 2003, LGE had outstanding forward contracts with Credit Lyonnais and others for selling Dollars amounting to US$50 million (contract rates: ₩1,156.50: US$1 ~ ₩1,170.45: US$1, contract due dates: February through April 2004). As of December 31, 2003, LGE had outstanding forward contracts with UFJ Bank and others for selling euro and buying Dollars amounting to EUR 25 million (contract rates: €0.7968: US$1~ €0.8733: US$1, contract due dates: January through March 2004). In addition, as of December 31, 2003, LGE had outstanding forward contracts with UFJ Bank and others for selling Dollars and buying Japanese Yen amounting to US$25 million (contract rates: ¥106.57: US$1 ~ ¥111.42: US$1, contract due dates: January through March 2004). As a result of the above foreign currency forward contracts, an unrealized valuation gain and loss amounting to ₩654 million and ₩3,715 million, respectively, were charged to operations for the year ended December 31, 2003.

As of December 31, 2002, LGE had outstanding forward contracts with Deutsche Bank for selling Dollars amounting to US$28 million (contract rates: ₩1,204.15: US$1 ~ ₩1,220.0: US$1, contract due dates: January through March 2003). As of December 31, 2002, LGE had outstanding forward contracts with Credit Lyonnais for selling euro and buying Japanese Yen amounting to €2 million (contract rates : ¥114.29: €1, contract due dates: February 2003). As of December 31, 2002, LGE had outstanding forward contracts with Bank of Tokyo-Mitsubishi for selling euro and buying Dollars amounting to US$10 million (contract rates: €1.0084: US$1 ~ €1.0223: US$1, contract due dates: February through June 2003). As a result of the above foreign currency forward contracts, an unrealized gain amounting to ₩3,590 million and an unrealized loss amounting to ₩534 million were charged to operations for the year ended December 31, 2002.

In order to reduce the impact of changes in exchange rates, LGE has also entered into foreign currency option contracts. An unrealized valuation gain and loss amounting to ₩12,051 million and ₩1,422 million (2003 : ₩4,461 million, 2002: ₩494), respectively, were recorded to current operations for the year ended December 31, 2004.

A summary of the terms of outstanding currency option contracts as of December 31, 2004, is as follows:

Option type	Amount (in millions)	Exercise price	Contract due date
Put	US$160	₩1,035.0/US$~₩1,170.0/US$	January 4, 2005 through June 10, 2005
Call	US$150	₩1,053.1/US$~₩1,188.0/US$	January 4, 2004 through June 10, 2005

A summary of the terms of outstanding currency option contracts as of December 31, 2003, is as follows:

Option type	Amount (in millions)	Exercise price	Contract due date
Put	US$210	₩1,150.0/US$~₩1,190.0/US$	January 8, 2004 through July 2, 2004
Call	US$210	₩1,161.2/US$~₩1,230.0/US$	January 8, 2004 through July 2, 2004

A summary of the terms of outstanding currency option contracts as of December 31, 2002, is as follows:

Option type	Amount (in millions)	Exercise price	Contract due date
Put	US$88	₩1,150.0/US$~₩1,255.0/US$	January 13, 2003 through May 30, 2005
Call	US$88	₩1,209.0/US$~₩1,310.0/US$	January 13, 2003 through May 30, 2005

In order to reduce the impact of changes in interest rates and exchange rates, LGE has entered into a cross currency swap contract. An unrealized valuation gain of ₩31,568 million (2003 : an unrealized valuation loss of ₩1,684 million) was charged to current operations for the year ended December 31, 2004.

A summary of the terms of the outstanding cross currency swap contract as of December 31, 2004, is as follows:

	Transaction amount		Annual interest rate (%)		
	Receipts	Disbursement	Receipts	Disbursement	Maturity
			(in millions)		
Standard Chartered Bank	₩110,000	US$ 93	4.50%	3M Libor+0.79%	November 7, 2005
Barclays Bank	117,150	100	5.00%	3M Libor+1.17%	February 26, 2007

A summary of the terms of the outstanding cross currency swap contract as of December 31, 2003, is as follows:

	Transaction amount		Annual interest rate (%)		
	Receipts	Disbursement	Receipts	Disbursement	Maturity
			(in millions)		
Standard Chartered Bank	₩110,000	US$93	4.50%	3M Libor + 0.79%	November 7, 2005

As a result of the above derivatives contracts, a realized gain of ₩38,367 million (2003 : ₩9,049 million, 2002 : ₩23,428 million) and a realized loss of ₩12,716 million (2003 : ₩6,022 million, 2002 : ₩11,506 million) were recorded as a non-operating income and expense, respectively, for the year ended December 31, 2004.

LG.Philips LCD Co., Ltd., ("LG.Philips LCD") a subsidiary, enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows LG.Philips LCD to reduce its exposure to the risk that the eventual Korean Won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

As a result of foreign currency transactions, a gain and loss of ₩80,306 million and ₩51,597 million, respectively, were realized for the year ended December 31, 2004. LG.Philips LCD Co., Ltd. had outstanding forward contracts for buying Japanese Yen, and Korean Won amounting to ¥22,655 million, and ₩1,577,449 million, respectively, and for selling Dollars amounting to US$1,622 million. As a result of the above foreign currency contracts, LG.Philips LCD Co., Ltd. recorded unrealized gains and losses on outstanding foreign currency forward contracts of ₩123,585 million and ₩35 million, respectively. Unrealized gains and losses of ₩68,298 million and ₩35 million, respectively, were charged to current operations for the year ended December 31, 2004, because these contracts did not meet the requirements for a cash flow hedge. Unrealized gains amounting to ₩55,287 million were incurred relating to cash flow hedges from forecasted exports which were recorded as capital adjustments. The hedged forecasted transactions are expected to occur in 2005, and the aggregate amount of all deferred gains recorded in capital adjustments, which is expected to be realized as income within 12 months from December 31, 2004, is ₩55,287 million.

As a result of foreign currency transactions, a gain and loss of ₩40,978 million and ₩16,648 million, respectively, were realized for the year ended December 31, 2003. LG.Philips LCD Co., Ltd. had outstanding forward contracts for buying Japanese Yen, and Korean Won amounting to ¥25,940 million, and ₩1,167,096 million, respectively, and for selling Dollars amounting to US$1,205 million. As a result of the above foreign currency contracts, LG.Philips LCD Co., Ltd. recorded unrealized gains and losses on outstanding foreign currency forward contracts of ₩13,666 million and ₩10,662 million, respectively. Unrealized gains and losses of ₩5,938 million and ₩10,662 million, respectively, were charged to current operations for the year ended December 31, 2003, because these contracts did not meet the requirements for a cash flow hedge. Unrealized gains amounting to ₩7,728 million were incurred relating to cash flow hedges from forecasted exports which were recorded as capital adjustments. The hedged forecasted transactions were expected to occur in 2004, and the aggregate amount of all deferred gains recorded in capital adjustments, which was expected to be realized as income within 12 months from December 31, 2003, was ₩7,728 million.

As a result of foreign currency transactions, a gain and loss of ₩37,446 million and ₩7,753 million, respectively, were realized for the year ended December 31, 2002. LG.Philips LCD Co., Ltd. had outstanding forward contracts for buying Japanese Yen, Dollars and Korean Won amounting to ¥12,800 million, US$11 million and ₩369,593 million, respectively, and for selling Dollars and Korean Won amounting to ¥1,300 million and US$408 million, respectively. As a result of the above foreign currency contracts, an unrealized gain and loss of ₩11,289 million and ₩125 million, respectively, were charged to current operations for the year ended December 31, 2002.

LG.Philips LCD Co., Ltd., a subsidiary, entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy.

A summary of these contracts as of December 31, 2004, follows:

Contracting party	Buying position	Selling position
	(in millions)	
HSBC	US$600	₩ 673,480

As of December 31, 2004, unrealized losses of ₩54,107 million were charged to current operations, because these contracts did not meet the requirements for hedge accounting for financial statement purposes.

A summary of these contracts as of December 31, 2003, follows:

Contracting party	Buying position	Selling position
	(in millions)	
HSBC	US$ 100	₩ 120,420
ABN-AMRO	US$ 400	₩ 477,660

As of December 31, 2003, unrealized gains and losses of ₩166 million and ₩3,752 million, respectively, were charged to current operations, because these contracts did not meet the requirements for hedge accounting for financial statement purposes.

As of December 31, 2004, nine overseas subsidiaries, including LG Electronics Mexico S.A. de C. V. (LGEMS), have foreign currency forward contracts for buying Dollars and Euro amounting to US$100 million and €11 million, respectively, in order to reduce the impact of changes in exchange rates on future cash flows from the purchase of raw materials and finished goods. As of December 31, 2004, LG Electronics Da Amazonia Ltda. (LGEAZ), an overseas subsidiary, has foreign currency swap contracts for buying US$11 million and selling BRL30 million in order to reduce the impact of changes in exchange rates on future cash flows from borrowings and related interest expense.

As of December 31, 2003, nine overseas subsidiaries, including LG Electronics Mexico S.A. de C. V. (LGEMS), had foreign currency forward contracts for buying Dollars, Euro and Japanese Yen amounting to US$62 million, €17 million and JP¥36 million, respectively, in order to reduce the impact of changes in exchange rates on future cash flows from the purchase of raw materials and finished goods. As of December 31, 2003, LG Electronics Da Amazonia Ltda. (LGEAZ), an overseas subsidiary, had foreign currency swap contracts for buying US$7 million and selling BRL18 million in order to reduce the impact of changes in exchange rates on future cash flows from borrowings and related interest expense.

As of December 31, 2002, ten overseas subsidiaries, including LG Electronics Mexico S.A. de C. V. (LGEMS), had foreign currency forward contracts for buying Dollars and Euro amounting to US$85 million and €6 million, respectively, in order to reduce the impact of changes in exchange rates on future cash flows from the purchase of raw materials and finished goods. As of December 31, 2002, LG Electronics de Sao Paulo Ltda.(LGESP), an overseas subsidiary, had foreign currency swap contracts for buying US$87 million and selling BRL327 million in order to reduce the impact of changes in exchange rates on future cash flows from debts and related interest expense.

As of December 31, 2004, 2003 and 2002, the Company is named as a defendant in legal actions which were brought against the Company by AVS Corporation in Canada. In addition, the Company is named as the defendant or the plaintiff in various foreign and domestic legal actions arising from the normal course of business. The Company believes that the outcome of these matters is uncertain but, in any event, they would not result in a material ultimate loss for the Company. Accordingly, no provision for potential losses arising from these claims is reflected in the accompanying consolidated financial statements.

18. Capital Stock

Capital stock as of December 31, 2004, 2003 and 2002, are as follows:

	Number of shares issued	Par value per share	Millions of Korean Won
Common stock	139,606,263	₩5,000	₩698,031
Preferred stock [1]	17,185,992	5,000	85,930
	156,792,255		₩783,961

As of December 31, 2004, 2003 and 2002, the number of shares authorized is 600 million shares.

[1] The preferred shareholders have no voting rights and are entitled to non-participating and non-cumulative preferred dividends at a rate of one percentage point over those for common stock. This preferred dividend rate is not applicable to stock dividends.

19. Capital Surplus

Capital surplus as of December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
	(in millions Korean Won)		
LGE's capital surplus Additional paid-in capital	₩1,876,153	₩1,876,153	₩1,876,153
Others	31,390	15,833	—
LGE's share in subsidiaries' and equity method investees' capital surplus	86,399	(168,928)	(178,992)
	₩1,993,942	₩1,723,058	₩1,697,161

As a result of the spin-off, on April 1, 2002, ₩1,876,153 million was recorded as capital surplus representing the difference between net assets transferred from LG Electronics Investment Ltd. of ₩2,815,707 million, net of capital stock of ₩783,961 million and capital adjustments transferred from LG Electronics Investment Ltd. of ₩155,593 million.

As a result of the issuance of foreign currency convertible bonds in August 2003 and May 2004, a premium for conversion rights of ₩29,471 million was recorded as a capital surplus representing the difference between the issuance price of convertible bonds and the present value of bonds under identical conditions without conversion rights. In addition, as a result of disposal of treasury stock, gains on disposal of treasury stock of ₩1,919 million were recorded as a capital surplus.

20. Retained Earnings

Retained earnings as of December 31, 2004, 2003 and 2002, are as follows:

	2004	2003	2002
	(in millions of Korean Won)		
Legal reserve	₩ 35,403	₩ 15,743	₩ —
Other reserves			
Reserve for improvement of financial structure	27,771	27,771	—
Reserve for research and manpower development	506,200	76,590	—
	569,374	120,104	—
Unappropriated retained earnings to be carried forward to the subsequent period	1,691,807	754,704	344,072
	₩2,261,181	₩874,808	₩344,072

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company's majority shareholders.

In accordance with the regulations regarding securities issuance and disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, a portion of retained earnings equal to a minimum of 10% of its annual income plus at least 50% of the net gain from the disposal of property, plant and equipment after deducting related taxes, until shareholders' equity equals 30% of total assets. This reserve is not available for the payment of dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company's majority shareholders.

Pursuant to the Special Tax Treatment Control Law, the Company is allowed to appropriate retained earnings as a reserve for research and manpower development. This reserve is not available for the payment of dividends until used for the specified purposes or reversed.

21. Capital Adjustments

Capital adjustments as of December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
	(in millions of Korean Won)		
Treasury stock	₩(46,657)	₩ (8,977)	₩(11,850)
Loss on valuation of investments	(5,046)	(161,526)	(80,945)
Loss from disposal of treasury stock	—	(62)	(166)
Overseas operations translation credit	31,011	209,194	105,096
Gain on valuation of derivative financial instruments	24,643	—	—
	₩ 3,951	₩ 38,629	₩ 12,135

The Company has retained treasury stocks consisting of 793,208 shares (2003: 194,953 shares, 2002: 215,973 shares) of common stock and 4,680 shares (2003 and 2002: 4,678 shares) of preferred stock as of December 31, 2004. The Company intends to either grant these treasury stocks to employees and directors as compensation, or to sell these in the future.

22. Income Tax Expense

Income tax expense for the years ended December 31, 2004, 2003 and 2002, consists of the following:

	2004	2003	2002
	(in millions of Korean Won)		
Current income taxes	₩336,400	₩ 320,007	₩ 481,895
Deferred income taxes	42,737	(102,927)	(240,961)
Income taxes added to shareholders' equity	22,857	5,815	552
	₩401,994	₩ 222,895	₩241, 486

Components of deferred income taxes as of December 31, 2004, 2003 and 2002, are as follows:

	Deferred income tax assets (liabilities)		
	2004	2003	2002
	(in millions of Korean Won)		
Depreciation	₩(30,800)	₩ 2,768	₩ 462
Bad debt expense	28,089	44,163	62,407
Product warranty	45,161	36,576	23,522
Development costs	(10,089)	(21,470)	(38,055)
Valuation of investment securities using the equity method, net	(23,074)	266,193	420,524
Tax credits carried forward	262,057	115,820	89,040
Accrued expense	113,320	—	—
Others	65,463	49,910	(110,348)
	450,127	493,960	447,552
Valuation allowance	—	(1,096)	(51,881)
	₩450,127	₩492,864	₩ 395,671

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the assets to its estimated net realizable value.

The statutory income tax rate, including resident tax surcharges, applicable LGE and its domestic subsidiaries was approximately 29.7% in 2004, 2003, and 2002, and was amended to 27.5% effective for fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003. Deferred income tax assets were computed by applying the present tax rate of 29.7% for the temporary differences expected to be realized in 2004 and 2003, and by applying the amended tax rate of 27.5% for the temporary differences expected to be realized in fiscal years beginning January 1, 2005 and thereafter, except for 29.7% for certain temporary differences expected to be filed as revision of the prior years' tax return in 2005.

As a result of tax adjustments and tax credits, effective tax rate of the Company for the year ended December 31, 2004 is approximately 13.8% (2003: 15.2%, 2002: 24.3%).

23. Earnings Per Share

Basic earnings per share is computed by dividing net income allocated to common stock by the weighted-average number of common shares outstanding during the year. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the year.

Basic earnings per share for the years ended December 31, 2004, 2003 and 2002 are calculated as follows:

	2004	2003	2002
	(in millions of Korean Won, except per share amounts)		
Net income as reported on the statements of income	₩ 1,608,526	₩ 704,976	₩ 607,709
Less: Preferred stock dividends (Note 24)	(26,631)	(22,336)	(18,041)
Additional income available for dividends allocated to preferred stock	(151,297)	(55,779)	(49,410)
Net income allocated to common stock	1,430,598	626,861	540,258
Weighted-average number of common shares outstanding	139,016,745	139,357,190	135,714,686
Basic earnings per share (in Won)	₩ 10,291	₩ 4,498	₩ 3,981

Basic ordinary income per share is identical to the basic earnings per share since there was no extraordinary gain or loss.

Diluted earnings per share is computed by dividing diluted net income, which is adjusted by adding back the after-tax amount of interest expense on any convertible debt and dividends on any convertible preferred stock, by the weighted-average number of common shares and diluted securities outstanding during the year. Diluted ordinary income per share is computed by dividing diluted ordinary income allocated to common stock, which is diluted net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares and diluted securities outstanding during the year.

Diluted earnings per share for the years ended December 31, 2004, 2003 and 2002, are calculated as follows:

	2004	2003	2002
	(in millions of Korean Won, except per share amounts)		
Net income allocated to common stock	₩ 1,430,598	₩ 626,861	₩ 540,258
Add: Interest expense on convertible bonds, net of tax [1]	14,027	2,129	—
Diluted net income allocated to common stock	1,444,625	628,990	540,258
Weighted-average number of common shares and diluted securities outstanding	145,949,525	141,272,019	135,714,686
Diluted earnings per share	₩ 9,898	₩ 4,452	₩ 3,981

[1] This is computed based on the effective tax rate.

Diluted ordinary income per share is identical to the diluted earnings per share since there was no extraordinary gain or loss.

The diluted securities outstanding as of December 31, 2004, are as follows:

Diluted securities	Korean Won equivalent	Conversion period	Number of shares of common stock to be issued	Conversion price
		(in millions, except conversion price)		
Foreign currency denominated convertible bonds of US$287.5 million, issued in 2003	₩339,796	September 12, 2003 through July 28, 2006	4,920,464 shares	₩ 68,900 per share
Foreign currency denominated convertible bonds of US$250.0 million, issued in 2004	₩296,975	May 18, 2005 through May 7, 2007	3,049,221 shares	₩ 96,869 per share

The diluted securities outstanding as of December 31, 2003, were as follows:

Diluted security	Face value	Conversion period	Number of shares of common stock to be issued	Conversion price
Foreign currency denominated convertible bonds, issued in 2003	₩339,796 million (US$287.5 million)	September 12, 2003 through July 28, 2006	4,887,500 shares	₩ 68,900 per share

24. Dividends

Details of LGE's dividends declared for the years ended December 31, 2004, 2003 and 2002, are as follows:

	2004		2003		2002	
	Dividend ratio (%)	Dividend amount	Dividend ratio (%)	Dividend amount	Dividend ratio (%)	Dividend amount
			(in millions of Korean Won)			
Common stock	30%	₩208,220	25%	₩174,264	20%	₩139,390
Preferred stock	31%	26,631	26%	22,336	21%	18,041
		₩234,851		₩196,600		₩157,431

LGE's dividend payout ratio for the years ended December 31, 2004, 2003 and 2002, is computed as follows:

	2004	2003	2002
	(in millions of Korean Won, except for ratios)		
Total dividends (A)	₩ 234,851	₩196,600	₩157,431
Net income of LGE (B)	1,545,954	662,824	482,425
Dividend payout ratio ((A)/(B))	15.19%	29.66%	32.63%

LGE's dividend yield ratio for the years ended December 31, 2004, 2003 and 2002, is computed as follows:

	2004		2003		2002	
	Common stock	Preferred stock	Common stock	Preferred stock	Common stock	Preferred stock
			(in Korean Won)			
Dividend per share (A)	₩ 1,500	₩ 1,550	₩ 1,250	₩ 1,300	₩ 1,000	₩ 1,050
Market price as of balance sheet date (B)	64,100	36,000	58,600	25,950	41,300	18,800
Dividend yield ratio ((A)/(B))	2.34%	4.31%	2.13%	5.01%	2.42%	5.59%

25. Transactions with Related Parties

Significant transactions which occurred in the ordinary course of business with subsidiaries and affiliated companies for the years ended December 31, 2004, 2003 and 2002, and the related account balances as of December 31, 2004, 2003 and 2002, are summarized as follows:

Transactions between LGE and its consolidated subsidiaries

	2004	2003	2002
		(in millions of Korean Won)	
Receivables	₩ 3,476,905	₩ 2,650,146	₩2,329,429
Payables	370,345	430,995	49,677
Sales and other income	15,943,445	11,001,774	8,102,049
Purchases and other expenses	1,983,468	1,400,860	726,129
Guarantees	1,710,659	1,350,064	1,396,365

Transactions between consolidated subsidiaries

	2004	2003	2002
		(in millions of Korean Won)	
Receivables and payables	₩2,044,054	₩1,550,579	₩1,336,486
Sales, purchases and others	9,960,351	7,349,975	5,238,692
Guarantees	211,451	59,551	12,844

Transactions between the Company and equity method investees

	2004	2003	2002
		(in millions of Korean Won)	
Receivables and payables	₩ 231,153	₩ 117,995	₩ 170,541
Sales, purchases and others	2,065,123	1,604,048	1,850,372
Guarantees	52,190	239,560	240,080

26. Segment Information

The Company has organized reportable business segment comprising of the Digital Display & Media division, Digital Appliance division, Mobile Communication division and LCD division. In addition, the Company has a centralized supporting division to provide general and administrative, marketing and sales and research and development services to each business segment.

The main products that each business segment manufactures and sells are as follows:

Digital Display & Media business segment:	VCR, CD-ROM, Audio, TV, PDP and PC
Digital Appliance business segment:	Refrigerator, washing machine, air conditioner, microwave oven and vacuum cleaner
Mobile Communication business segment:	CDMA handset, UMTS handset, wireless telephone, WLL handset, mobile telecommunication, transmitter, switchboard and keyphone system
LCD business segment:	TFT-LCD
Other business divisions:	Electronics components, spectrum analyzer, and others

Financial data by business segment as of December 31, 2004 and 2003, and for the years ended December 31, 2004 and 2003, are as follows:

	2004		2003	
	External sales	Operating Income (loss)	External sales	Operating Income (loss)
	(in millions of Korean Won)			
Business Segment				
Digital Display & Media [1]	₩ 16,134,244	₩ 370,620	₩ 13,343,503	₩ 481,554
Digital Appliance	10,135,823	507,388	8,587,184	567,523
Mobile Communication [1]	9,451,387	616,653	8,218,024	293,581
LCD	8,328,170	1,728,357	6,098,335	1,101,127
Other businesses and supporting division	2,732,209	164,666	2,794,519	83,204
Elimination of internal transactions	(3,532,387)	(96,462)	(3,447,031)	(99,888)
	₩ 43,249,446	₩ 3,291,222	₩ 35,594,534	₩ 2,427,101

[1] As of January 1, 2004, LGE reorganized its business structure and transferred the PC business from the Mobile Communication division to the Digital Display & Media division.

Financial data by geographic area for the years ended December 31, 2004 and 2003, are as follows:

	2004		2003	
	External sales	Ratio	External sales	Ratio
	(in millions of Korean Won)			
Domestic	₩ 5,900,313	14%	₩ 6,039,966	17%
North America	9,639,516	22%	8,153,919	23%
Europe	6,959,040	16%	5,635,523	16%
Central & South America	1,714,473	4%	1,186,900	3%
Central Asia & Africa	2,420,290	6%	1,843,333	5%
Asia	8,872,275	20%	7,338,556	21%
China	5,460,955	13%	3,314,080	9%
CIS	2,282,584	5%	2,082,257	6%
	₩43,249,446	100%	₩35,594,534	100%

27. Value Added Information

LGE's details of accounts included in the computation of value added based on non-consolidation for the years ended December 31, 2004 and 2003, are as follows:

	2004			2003		
	Selling and administrative expenses	Manufacturing costs	Total	Selling and administrative expenses	Manufacturing costs	Total
			(in millions of Korean Won)			
Salaries	₩ 632,759	₩ 736,913	₩1,369,672	₩490,534	₩ 590,443	₩1,080,977
Severance benefits	67,667	105,915	173,582	57,248	78,502	135,750
Welfare expenses	88,818	125,454	214,272	82,149	123,289	205,438
Rental charges	55,694	11,165	66,859	44,770	13,946	58,716
Depreciation and amortization	284,198	383,168	667,366	293,181	324,713	617,894
Taxes and dues	14,346	10,559	24,905	9,449	8,376	17,825
	₩1,143,482	₩1,373,174	₩2,516,656	₩977,331	₩1,139,269	₩2,116,600

28. Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the years ended December 31, 2004, 2003 and 2002, are as follows:

	2004	2003	2002
		(in millions of Korean Won)	
Transfer to property, plant and equipment from construction-in-progress	₩627,760	₩435,366	₩139,950
Reclassification of current maturities of long-term debt	110,504	4,475	50,861
Reclassification of current maturities of debentures	909,137	985,251	712,599
Additional paid-in capital in relation to the spin-off	—	—	434,171

29. Establishment of a joint venture related to Cathode Ray Tubes ("CRT") business:

Pursuant to a resolution by the Board of Directors dated June 11, 2001, Old LGE established a joint venture, LG.Philips Displays Holding B.V., relating to its CRT business with Koninklijke Philips Electronics N.V. ("Philips") on June 29, 2001. In connection with the joint venture, Old LGE contributed its investments in Beijing LG Electronics Components Co., Ltd. ("LGEBJ") and LG Shuguang Electronics Co., Ltd. ("LGESG"), and assets and liabilities of the CRT business of LG Electronics Wales Ltd. ("LGEWA") and PT LG Electronics Display Devices Indonesia ("LGEDI"), and cash of US$400 million. Old LGE also sold assets and liabilities of its CRT business located in Kumi and Changwon to LG.Philips Displays Korea Co., Ltd., a subsidiary wholly owned by the joint venture, on June 30, 2001. As a result, Old LGE was paid ₩1,432, 530 million (equivalent to US$1,100 million) in cash, and paid Philips ₩73,770 million to settle the debt transferred to the joint venture.

In March 2002, Philips paid LGE ₩139,372 million (equivalent to US$105 million) to settle the price adjustment based on the determination of assets and liabilities contributed to the joint venture.

30. Spin-off

Upon a resolution of the Board of Directors on November 15, 2001 and a resolution of the shareholders on December 28, 2001, LGE was spun off from LG Electronics Investment Ltd. on April 1, 2002. On April 2, 2002, LGE completed the registration process required for new companies, in accordance with the Commercial Code of the Republic of Korea.

In accordance with the provisions in the Commercial Code Article No. 530-2, LG Electronics Investment Ltd. established LGE to engage in the electronics, information and communications businesses.

LGE issued shares within the amount of net assets, which is the difference between the transferred assets and liabilities, and the shares were distributed to the shareholders of LG Electronics Investment Ltd. in proportion to their shares in LG Electronics Investment Ltd..

Accrued severance liabilities for employees working for LGE were transferred effective April 1, 2002.

LGE and LG Electronics Investment Ltd. jointly and severally hold a guarantee for the obligations before the spin-off.

Condensed financial information as of April 1, 2002 of the two companies after the spin-off is as follows:

		Post spin-off	
	Prior to spin-off	LG Electronics Investment Ltd.	LG Electronics Inc.
	(in millions of Korean Won)		
Assets	₩ 11,982,532	₩ 2,972,213	₩ 9,443,488
Liabilities	7,514,855	887,074	6,627,781
Equity	4,467,677	2,085,139	2,815,707

31. Subsequent Events

The Company and IBM Korea Inc. divided their joint venture company, LG IBM PC Co., Ltd., and on January 1, 2005 the Company merged with a portion of the PC division from the joint venture.

On January 24, 2005, the Company signed a memorandum of understanding with Nortel Networks Corporation of Canada for establishment of a joint venture to engage in the field of communication equipment and networking solution.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of
LG Electronics Inc.

We have audited the accompanying non-consolidated balance sheets of LG Electronics Inc. (the "Company") as of December 31, 2004, 2003 and 2002, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years ended December 31, 2004 and 2003, and the related non-consolidated carve-out statements of income, appropriations of retained earnings, and cash flows for the year ended December 31, 2002 expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG Electronics Inc. as of December 31, 2004, 2003 and 2002, and the results of its operations, the changes in its retained earnings and its cash flows for the years ended December 31, 2004, 2003 and 2002, in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to following matters.

As discussed in Note 25 to the accompanying non-consolidated financial statements, for the year ended December 31, 2004, the Company sells its products to, and purchases certain materials from, affiliated companies. During 2004, the Company's total sales to and purchases from affiliated companies amounted to ₩16,795,160 and ₩3,344,125 million, respectively, and related receivables and payables amounted to ₩632,716 and ₩566,379 million, respectively, as of December 31, 2004. During 2003, the Company's total sales to and purchase from affiliated companies amounted to ₩12,590,720 million and ₩2,679,403 million, respectively, and related receivables and payables amounted to ₩584,407 million and ₩319,545 million, respectively, as of December 31, 2003. During 2002, the Company's sales to and purchase from affiliated companies amounted to ₩8,963,449 million and ₩2,543,650 million, respectively, and related receivables and payables amounted to ₩990,556 million and ₩819,649 million, respectively.

As discussed in Note 10 to the accompanying non-consolidated financial statements, upon a resolution of the Board of Directors in July, 2004, the Company invested ₩89,125 million (equivalent to US$250 million) in LG Electronics Wales Ltd. ("LGEWA") which, in turn, invested to its subsidiary, LG.Philips Displays Holding B.V. ("LPD") according to an agreement with the LPD's creditor financial institutions. The other conditions in the said agreement included the deferment of loan repayment and the reduction in the interest rate of the said loan.

As discussed in Notes 5 and 9 to the accompanying non-consolidated financial statements, as per the resolution of the Board of Directors dated February 6, 2004, the Company purchased LG Card Co., Ltd. (LG Card)'s commercial papers with a face value of ₩150,000 million as part of the fulfillment of LG Card's business normalization agreement with the creditor financial institutions. The commercial papers of ₩38,124

million are scheduled to be converted to equity of LG Card and the remaining commercial papers amounting to ₩111,876 million are scheduled to be collected within December 31, 2005. The Company recognized an impairment loss of ₩41,437 million on the said commercial papers for the year ended December 31, 2004.

As discussed in Note 33 to the accompanying non-consolidated financial statements, The Company and IBM Korea Inc. divided their joint venture company, LG IBM PC Co., Ltd., and on January 1, 2005 the Company merged with a portion of the PC division from the joint venture.

As discussed in Note 33 to the accompanying non-consolidated financial statements, on January 24, 2005, the Company signed a memorandum of understanding with Nortel Networks Corporation in Canada for establishment of a joint venture to engage in the field of communication equipment and networking solution.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Samil PricewaterhouseCoopers
Seoul, Korea
January 28, 2005

This report is effective as of January 28, 2005, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG Electronics Inc.

Non-Consolidated Balance Sheets
December 31, 2004, 2003 and 2002

	2004	2003	2002
	(in millions of Korean Won)		
Assets			
Current assets			
Cash and cash equivalents (Notes 3 and 7)	₩ 648,416	₩ 536,853	₩ 17,176
Short-term financial instruments (Note 4)	—	40,732	766
Short-term investments (Note 5)	89,501	—	—
Trade accounts and notes receivable, net (Notes 6,7 and 25)	999,023	1,005,246	1,187,275
Inventories, net (Notes 8 and 12)	1,675,031	1,504,164	1,180,690
Other accounts receivable, net (Notes 6 and 7)	544,885	438,078	194,404
Prepaid expenses	40,116	40,959	67,896
Accrued income, net (Notes 6 and 7)	12,751	176,334	143,167
Advances, net (Note 6)	46,650	28,026	166,951
Derivatives transaction debit (Note 17)	51,475	654	2,110
Other current assets, net (Note 6)	2,795	1,671	2,174
Total current assets	4,110,643	3,772,717	2,962,609
Property, plant and equipment, net (Notes 11, 12 and 26)	3,629,549	3,122,720	2,893,372
Long-term financial instruments (Note 4)	17,961	9,623	8,729
Long-term investment securities (Note 9)	65,234	246,712	297,601
Equity method investment securities (Note 10)	4,096,263	2,621,879	2,355,029
Refundable deposits (Note 7)	380,128	326,574	293,619
Long-term trade accounts receivable (Note 6)	—	22	123
Long-term prepaid expenses	141,459	85,425	68,878
Deferred income tax assets, net (Note 22)	104,765	249,728	237,905
Long-term loans receivable, net (Notes 6 and 25)	52,305	5,725	42,246
Intangible assets, net (Notes 13 and 26)	635,532	836,301	972,467
Other long-term assets	402	—	—
Total assets	₩13,234,241	₩11,277,426	₩10,132,578

The accompanying notes are an integral part of these non-consolidated financial statements.

LG Electronics Inc.

Non-Consolidated Balance Sheets—(Continued)
December 31, 2004, 2003 and 2002

	2004	2003	2002
	(in millions of Korean Won)		
Liabilities and Shareholders' Equity			
Current liabilities			
Short-term borrowings (Note 14)	₩ 209,890	₩ 390,406	₩ 42,393
Current maturities of long-term debt (Note 14)	646,783	989,580	703,018
Trade accounts and notes payable (Notes 7 and 25)	1,758,233	1,791,833	1,954,039
Other accounts payable (Note 7)	1,118,603	1,100,406	1,051,833
Income taxes payable (Note 22)	9,119	48,761	156,609
Dividends payable	—	34	—
Accrued expenses (Note 7)	993,225	612,456	585,433
Withholdings	19,110	30,974	45,352
Unearned income	1,644	—	—
Advances from customers	200,150	116,489	197,428
Derivatives transaction credit (Note 17)	2,066	9,860	534
Total current liabilities	4,958,823	5,090,799	4,736,639
Debentures and convertible bonds, net of current maturities and discounts on debentures (Note 15)	2,593,616	2,382,431	2,143,841
Long-term debt, net of current maturities (Note 15)	286,655	22,758	4,720
Accrued severance benefits, net (Note 16)	233,246	192,739	162,960
Product warranty reserve	145,657	83,982	79,200
Other long-term liabilities	77	115	166
Total liabilities	8,218,074	7,772,824	7,127,526
Commitments and contingencies (Note 17)			
Shareholders' equity			
Capital stock (Notes 1 and 18)	783,961	783,961	783,961
Capital surplus (Note 19)	1,907,543	1,891,986	1,876,153
Retained earnings (Note 20)	2,063,631	766,097	277,716
Capital adjustments (Note 21)	261,032	62,558	67,222
Total shareholders' equity	5,016,167	3,504,602	3,005,052
Total liabilities and shareholders' equity	₩13,234,241	₩11,277,426	₩10,132,578

The accompanying notes are an integral part of these non-consolidated financial statements.

LG Electronics Inc.

Non-Consolidated Statements of Income
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(in millions of Korean Won, except per share amounts)		
Sales (Notes 25 and 26)	₩ 24,659,317	₩ 20,176,910	₩ 18,602,926
Cost of sales (Note 25)	18,735,848	15,350,719	14,253,644
Gross profit	5,923,469	4,826,191	4,349,282
Selling and administrative expenses	4,673,735	3,763,998	3,320,822
Operating income (Note 26)	1,249,734	1,062,193	1,028,460
Non-operating income			
Interest expense, net	(121,621)	(168,543)	(197,218)
Foreign exchange gain (loss), net	123,792	(246,568)	67,976
Gain (loss) on valuation of investments under the equity method of accounting (Note 10)	764,917	(584,571)	(152,870)
Loss on disposal of property, plant and equipment, net	(106,268)	(61,750)	(79,263)
Gain (Loss) on disposal of investments, net	(25,331)	500,920	8,072
Gain on disposal of business divisions	—	—	139,951
Gain (Loss) on valuation of derivatives, net (Note 17)	51,093	(9,206)	—
Gain on settlement of derivatives, net (Note 17)	25,651	3,027	—
Others, net	(101,841)	341,298	(158,876)
	610,392	(225,393)	(372,228)
Income before income taxes	1,860,126	836,800	656,232
Income tax expense (Note 22)	314,172	173,976	173,807
Net income	₩ 1,545,954	₩ 662,824	₩ 482,425
Earnings per share and ordinary income per share (in Won) (Note 23)	₩ 9,890	₩ 4,229	₩ 3,159
Diluted earnings per share and diluted ordinary income per share (in Won) (Note 23)	₩ 9,517	₩ 4,187	₩ 3,159

The accompanying notes are an integral part of these non-consolidated financial statements.

LG Electronics Inc.

Non-Consolidated Statements of Appropriations of Retained Earnings
Years Ended December 31, 2004, 2003 and 2002
(Dates of Appropriations: March 11, 2005, March 12, 2004 and March 14, 2003 for the years ended December 31, 2004, 2003 and 2002, respectively)

	2004	2003	2002
	(in millions of Korean Won)		
Retained earnings before appropriations			
Unappropriated retained earnings carried over from prior year	₩ 60	₩ 15	₩ 677,068
Effect of change in accounting principle (Note 13)	—	(3,271)	—
Changes in retained earnings arising from equity method accounting (Note 10)	(51,757)	(13,576)	—
Retained earnings transferred to capital surplus and capital adjustments at the spin-off	—	—	(651,042)
Contribution to LG Electronics Investment Ltd.	—	—	(2,037,807)
Net income	1,545,954	662,824	482,425
	1,494,257	645,992	(1,529,356)
Transfer from other reserve			
Legal reserve	—	—	70,818
Reserve for business rationalization	—	—	536,488
Reserve for improvement of financial structure	—	—	105,113
Reserve for research and manpower development	506,200	76,590	1,094,653
	2,000,457	722,582	277,716
Appropriations of retained earnings			
Legal reserve	23,485	19,660	15,743
Reserve for business rationalization	—	—	27,771
Reserve for research and manpower development	1,742,000	506,200	76,590
Loss from disposal of treasury stock	—	62	166
Cash dividends (Note 24)	234,851	196,600	157,431
	2,000,336	722,522	277,701
Unappropriated retained earnings to be carried forward to subsequent year	₩ 121	₩ 60	₩ 15

The accompanying notes are an integral part of these non-consolidated financial statements.

LG Electronics Inc.

Non-Consolidated Statements of Cash Flows
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(in millions of Korean Won)	
Cash flows from operating activities			
Net income	₩ 1,545,954	₩ 662,824	₩ 482,425
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	667,366	617,894	576,698
Amortization of discounts on debentures	31,399	17,981	—
Provision for severance benefits	173,582	135,750	—
Loss from transfer of trade accounts and notes receivable	120,252	96,871	—
Bad debt expense	124	31,273	91,073
Loss (gain) on foreign currency translation, net	(81,117)	25,640	(31,296)
Loss (gain) from disposal of investment securities, net	25,331	(500,920)	(8,072)
Loss on impairment of investment securities	62,228	29,273	—
Loss from disposal of property, plant and equipment, net	106,268	61,750	79,263
Loss (gain) on valuation of securities using the equity method	(764,917)	584,571	152,870
Loss (gain) on valuation of derivatives, net	(51,093)	9,206	—
Gain on settlement of derivatives, net	(25,651)	(3,027)	—
Provision for product warranty	61,675	4,782	—
Others	3,464	(104,473)	134,196
	328,911	1,006,571	994,732
Changes in operating assets and liabilities			
Decrease (increase) in trade accounts and notes receivable	(116,794)	59,626	(229,527)
Increase in other accounts receivable	(110,657)	(213,827)	(74,897)
Decrease (increase) in accrued income	163,774	(30,508)	(68,475)
Decrease (increase) in advances	(18,677)	139,003	(36,187)
Decrease in other current assets	20	21	1,791
Increase in inventories	(170,868)	(308,259)	(237,112)
Decrease (increase) in prepaid expenses	843	10,277	(29,711)
Increase in long-term prepaid expenses	(56,033)	—	—
Decrease (increase) in deferred income tax assets	185,962	(7,354)	(115,906)
Increase (decrease) in trade accounts and notes payable	(19,581)	(170,511)	596,307
Increase in other accounts payable	20,225	39,633	230,470
Increase in accrued expenses	385,027	27,209	164,743
Decrease in withholdings	(11,865)	(14,385)	—
Increase (decrease) in advances from customers	83,661	(80,938)	—
Increase (decrease) in income taxes payable	(39,642)	(107,848)	59,256
Payment of severance benefits	(109,117)	(81,297)	(102,828)
Increase in severance insurance deposits	(27,024)	(27,341)	—
Decrease in contributions to the National Pension Fund	3,066	2,667	—
Others	1,608	—	67,058
	163,928	(763,832)	224,982
Net cash provided by operating activities	2,038,793	905,563	1,702,139

The accompanying notes are an integral part of these non-consolidated financial statements.

LG Electronics Inc.

Non-Consolidated Statements of Cash Flows
Years ended December 31, 2004, 2003 and 2004

	2004	2003	2002
	(in millions of Korean Won)		
Cash flows from investing activities			
Disposal (acquisition) of short-term financial instruments, net	40,732	(39,966)	4,886
Disposal (acquisition) of short-term and long-term loans receivable, net	(26,397)	73,214	88,243
Acquisition of long-term financial instruments	(8,338)	(894)	—
Disposal (acquisition) of investment securities, net	(560,451)	(315,078)	(336,269)
Payment of refundable deposits	(53,888)	(32,715)	—
Disposal of property, plant and equipment	41,374	39,630	—
Disposal of intangible assets	1,395	291	—
Disposal of derivatives	25,923	4,603	—
Acquisition of property, plant and equipment	(1,113,433)	(758,998)	(492,840)
Acquisition of intangible assets	(47,215)	(82,867)	—
Acquisition of derivatives	(7,794)	—	—
Disposal of intangible assets	—	—	(89,222)
Disposal of the CRT division	—	—	139,372
Others	(402)	(200)	(5,499)
Net cash used in investing activities	(1,708,494)	(1,112,980)	(691,329)
Cash flows from financing activities			
Proceeds from short-term borrowings	—	342,024	18,366
Payment of current maturities of long-term debt	(989,580)	(705,460)	(677,710)
Proceeds from issuance of debentures	906,581	1,247,738	—
Proceeds from long-term debt	275,120	22,242	1,705,324
Payment of short-term borrowings	(179,243)	—	—
Payment of debentures	—	(24,347)	—
Payment of dividends	(196,634)	(157,396)	(106,893)
Proceeds (acquisition) from disposal of treasury stock	11,318	2,536	—
Acquisition of treasury stock	(46,298)	—	(12,514)
Early redemption of long-term debt	—	(243)	—
Contribution to LG Electronics Investment Ltd.	—	—	(2,037,807)
Others	—	—	106,893
Net cash provided by (used in) financing activities	(218,736)	727,094	(1,004,341)
Net increase in cash and cash equivalents	111,563	519,677	6,469
Cash and cash equivalents (Note 31)			
Beginning of the year	536,853	17,176	10,707
End of the year	₩ 648,416	₩ 536,853	₩ 17,176

The accompanying notes are an integral part of these non-consolidated financial statements.

LG Electronics Inc.

Notes to Non-Consolidated Financial Statements
December 31, 2004, 2003 and 2002

1. The Company

LG Electronics Inc. was incorporated in February 1959 under the Commercial Code of the Republic of Korea to manufacture and sell electronics, and information and communication products, and had its shares listed on the Korea Stock Exchange in April 1970. LG Electronics Inc. (the "Old LGE") spun off its electronics and information and communications business on April 1, 2002 and established a new company, LG Electronics Inc. ("LGE"), on April 1, 2002 (the "Demerger" and "Spin-off"). The Old LGE changed its name to LG Electronics Investment Ltd. ("LGEI") on April 1, 2002 and converted its remaining business into a holding company business. As a result, the Old LGE was split into two companies, LGE, which is to engage in the business of electronics and information and communications, and LGEI, which is to engage in the business of investment in other unrelated subsidiaries and affiliates (see Note 32). LGEI was merged with LG Chem Investment Ltd. ("LGCI") on March 1, 2003. After the merger, the new company was named LG Corp.

As of December 31, 2004, LGE operates manufacturing facilities mainly in Kuro, Pyeongtaek, Chongju, Gumi and Changwon in the Republic of Korea.

As of December 31, 2004, LGE has outstanding capital stock amounting to ₩783,961 million, including non-voting preferred stock. LGE's stock was relisted on the Korean Stock Exchange on April 22, 2002, and its depositary receipts ("DRs") were relisted on the London Stock Exchange in September 2002.

As of December 31, 2004, LG Corp. and its related parties own 32.1% of LGE's total outstanding stock, with 36.1% based on outstanding common stock alone, while financial institutions, foreign investors and others own the rest of LGE's outstanding stock.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below.

Carve-out Financial Statements in 2002

As described in Note 1, LG Electronics Inc. (the "Old LGE") spun off its electronics and information and communications business on April 1, 2002 and established a new company, LG Electronics Inc. ("LGE") on April 1, 2002 (the "Demerger" and "Spin-off"). Accordingly, actual fiscal year of 2002 is the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002. However, to enhance the comparison of 2002 financial statements with 2003 and 2004 financial statements, the accompanying carve-out statements of income, appropriations of retained earnings and cash flows for the year ended December 31, 2002 combine the carve-out statements of income, appropriations of retained earnings and cash flows for the three-month period ended March 31, 2002, and the actual historical statements of income, appropriations of retained earnings and cash flows for the nine-month period ended December 31, 2002. All assets, liabilities and shareholders' equity included in the accompanying balance sheet as of December 31, 2002 are prepared on an actual historical basis, and not on a carve-out basis because December 31, 2002 is subsequent to the spin-off.

The carve-out financial statements in 2002 are presented as if LGE had existed as a separate entity during the period presented, and include all assets, liabilities, income and expenses that are directly or indirectly related to LGE operations.

The carve-out financial statements contain allocations of certain of the Old LGE assets, liabilities, revenues and expenses attributable to LGE, in order to present LGE on a stand-alone basis. Although management is

unable to estimate the actual benefits which would have been realized and costs which would have been incurred had LGE existed as a separate company in 2002, the allocation methodologies described below and within the respective notes to the carve-out financial statements, where appropriate, are considered reasonable by management.

The financial position and results of operations of LGE may, however, differ from the results which may have been achieved had LGE operated as an independent legal entity.

Because the LGE operations have historically been part of the Old LGE, certain allocations of income and expenses have been included in the carve-out financial statements.

Assets and liabilities which were not identified specifically by business line and, accordingly, classified as common, have been allocated to LGE based on the ratio applied to the spin-off. The Old LGE used a centralized approach to cash management and the financing of its operations. The balances of these accounts at December 31, 2001, reflect the balance as of April 1, 2002 plus the net cash inflow and outflow during the three-month period from January 1, 2002 to March 31, 2002. Interest expense on attributed debt was allocated to LGE by applying the average interest rates applicable to the Old LGE. Interest income for LGE was determined based on the allocated portion of cash and cash equivalents, and financial instruments.

The statements of income include management's estimates of all of the costs of doing business, including all corporate costs of LGE except for costs attributed specifically to the holding business of LGEI. Income tax expense is calculated as if LGE had existed as a separate company in 2002.

LGE participated in certain centralized foreign currency and interest rate risk management functions of the Old LGE. As part of these activities, derivative financial instruments were utilized to manage risks generally associated with foreign currency and interest rate volatility. Although LGE is not contractually obligated under these arrangements, the statements of income reflect the allocated benefits and costs from these functions.

To determine the carve-out retained earnings at January 1, 2002, the average ratio of net income or loss of LGE and LGEI for the past five-year period ended December 31, 2001, was applied. The retained earnings in the balance sheet as of December 31, 2002, are not carved out but are actual historical balances.

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements. The non-consolidated financial statements of the Company will be approved by the Board of Directors on February 19, 2005.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. SKFAS No.1 "*Accounting Changes and Error Correction*" became applicable to the Company on January 1, 2002, the Company adopted these Standards in its financial statements covering periods beginning on or after this date. As SKFAS No. 2, *Interim Financial Reporting*, through No. 9, *Convertible Securities*, became applicable to the Company on January 1, 2003, the Company adopted these Standards in its financial statements covering periods beginning on or after this date. And as SKFAS Nos. 10, *Inventories*, 12, *Construction-Type Contracts*, and 13, *Debt Restructuring and Rescheduling*, became applicable to the Company on January 1, 2004. The Company adopted these Standards in its financial statements as of and for the year ended December 31, 2004.

Spin-Off Accounting

Following a resolution of the shareholders of LG Electronics Investment Ltd. (formerly LG Electronics Inc.) on December 28, 2001, LGE was spun off from LG Electronics Investment Ltd. on April 1, 2002. The significant accounting policies followed by LGE in the spin-off are as follows:

- Assets and liabilities are transferred based on the book value.
- Capital adjustments, including gain or loss on valuation of investment securities, which are directly related to assets and liabilities transferred to LGE, are also transferred to LGE.
- The difference between LGE's net assets transferred from LG Electronics Investment Ltd. and capital, after adjustments arising from capital adjustments, is credited to additional paid-in capital.

Revenue Recognition

Revenues from finished products and merchandise are recognized when goods are delivered and most of the risks and benefits associated with the possession of goods are substantially transferred. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Cash and Cash Equivalents

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Securities

The Company accounts for equity and debt securities under the provisions of SKFAS No. 8, *Investments in Securities*. This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities whose fair value may not be determined, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are charged to capital adjustments, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities after the amortization of discounts or premiums.

Equity Method Investment Securities

Investments in equity securities of companies, over which the Company exercises a significant control or influence (controlled investees), are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

The Company discontinues the equity method of accounting for investments when the Company's share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended. Differences between the initial purchase price and the Company's initial proportionate ownership of the net book value of the investee are amortized over five years using the straight-line method, and the amortization is charged to current operations.

Unrealized profit arising from sales by the Company to equity method investees is fully eliminated. Unrealized profit arising from sales by the equity method investees to the Company or sales between equity method investees is also eliminated considering the percentage of ownership.

Foreign currency financial statements of equity method investees are translated into Korean Won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders' equity.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on the aggregate estimated collectibility of the accounts.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for inventories in-transit which are determined using the specific identification method. If the net realizable value of inventory is less than its cost, a contra inventory account representing the valuation loss, is presented to reduce the inventory to its net realizable value. The said valuation loss is recorded as cost of sales. If, however, the circumstances which caused the valuation loss ceased to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed and limited to the original carrying amount before valuation. The said reversal is a deduction from cost of sales.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets, as described below.

	Estimated useful life
Buildings	20 - 40 years
Structures	20 - 40 years
Machinery and equipment	5 - 10 years
Tools, furniture and fixtures, and vehicles	5 years

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals which enhance the value of the assets over their most recently appraised value are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely, and recognizes an impairment loss when the carrying value of an asset exceeds the value of its future economic benefits. The carrying value of the impaired assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Lease Transactions

Lease agreements that include a bargain purchase option, resulting in the transfer of ownership at the end of the lease term, have a term longer than 75% of the estimated economic life of the leased property, or have a present value of the minimum lease payments at the beginning of the lease term amounting to more than 90% of the fair value of the leased property, are accounted for as capital leases. Leases that do not meet these criteria are accounted for as operating leases, of which the total minimum lease payments are charged to expense over the lease period on a straight-line basis.

Research and Development Costs

Research costs are expensed as incurred. Development costs directly relating to a new technology or new products, for which the estimated future benefits are probable, are recognized as intangible assets. Amortization of development costs is computed using the straight-line method over five years from the commencement of the commercial production of the related products. Such costs are subject to continual analysis of recoverability. In the event that such amounts are not estimated to be recoverable, they are written down to their net realizable value.

Intangible Assets

Intangible assets are stated at acquisition cost, net of accumulated amortization. Acquisition cost is the total of the production or purchase cost and other incidental expenses. Amortization is computed using the straight-line method over the estimated useful lives, which range from five to ten years.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely. An impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Borrowing Costs

Interest and other financial costs incurred on borrowings used to acquire property, plant and equipment, intangible assets and investments are all charged to expense as incurred.

Discounts (Premiums) on Debentures

Discounts (premiums) on debentures are amortized using the effective interest rate method over the repayment period of the debentures. The amortized amount is included in interest expense.

Treasury Stock

Treasury stock is stated at cost and recorded as a capital adjustment in shareholders' equity. Gain on disposal of treasury stock is recorded as a capital surplus. Any loss on disposal of treasury stock is offset against prior gains on disposal of treasury stock included in capital surplus. The remaining loss is offset against retained earnings.

Product Warranty

The Company provides warranties against product defects for a specified period of time after the sale. Estimated costs of product warranties are charged to current operations at the time of sale and are included in the accompanying non-consolidated balance sheets as a product warranty reserve.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum severance payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Contributions made under the National Pension Plan and severance insurance deposits are deducted from accrued severance benefits. Contributed amounts are refunded from the National Pension Plan and the insurance companies to employees upon their retirement.

Income Taxes

The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to be reversed. Deferred income tax assets are recognized to the extent that it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities.

Tax credits for investments and development of research and manpower are accounted for using the flow-through method, whereby income taxes are reduced in the period the assets that gave rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred income tax assets, subject to realizability as stated above, are recognized for the carry-forward amount.

Sale of Accounts and Notes Receivable

The Company sells certain accounts or notes receivable to financial institutions at a discount, and accounts for the transactions as a sale of the receivables, if the rights and obligations relating to the receivables are substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date(₩1,043.8 : US$1 as of December 31, 2004; ₩1,197.8 : US$1 as of December 31, 2003; and ₩1,200.4 : US$1 as of December 31, 2002) and resulting translation gains or losses are recognized in current operations. However, convertible bonds in foreign currency are translated into Korean Won at the agreed rate of exchange, considering the exercise of conversion rights by the creditors.

Derivative Financial Instruments

The Company utilizes several derivative financial instruments ("derivatives") such as forward exchanges, swaps and option contracts to reduce its exposure resulting from fluctuations in foreign currency and interest rates. The derivatives are carried at fair market value. Unrealized gains or losses on derivatives for trading or fair value hedging purposes are recorded in current operations. Unrealized gains or losses on derivatives for cash flow hedging purposes are recorded in current operations for the portion of the hedge that is not effective. For the portions of cash flow hedges which are effective, unrealized gains or losses are accounted for in the capital adjustments account and recorded in current operations in the period when the underlying transactions have an effect on operations.

Convertible Bonds

The Company recorded a premium for conversion rights as a capital surplus representing the difference between the issuance price of convertible bonds and the present value of bonds under identical conditions without conversion rights. The Company offsets conversion rights adjustments by the face value of convertible bonds and adds call premiums to the face value of convertible bonds.

Government grants

The Company recognizes government grants, which are to be redeemed, as liabilities. The government grants, which are intended to be used for the acquisition of certain assets, are deducted from the cost of the acquired assets. Before the acquisition of the assets specified by the grant, the amounts are recognized as a deduction from the account under which the asset to be acquired is to be recorded, or from the other assets acquired as a temporary investment of the grant received.

Government grants contributed to compensate for specific expenses are offset against the related expenses. Other government grants, for which the use or purpose is not specified, are recorded as gains from assets contributed, and are recognized in current operations.

3. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2004, 2003 and 2002, consist of the following:

	Annual interest rate (%) at December 31, 2004	2004	2003	2002
		(in millions of Korean Won)		
Cash on hand	—	₩ 27	₩ 47	₩ 78
Checking accounts	—	3,569	2,873	914
Foreign currency checking accounts	—	26,921	24,977	7,014
Demand deposits	0.1 -0.3	11,863	1,795	8,330
Foreign currency time deposits	1.2 -1.5	74,036	120,161	840
Money market funds	3.0 -3.5	502,000	127,000	—
Time deposits	—	—	210,000	—
Beneficiary certificates	3.4 -3.5	30,000	50,000	—
		₩ 648,416	₩ 536,853	₩ 17,176

4. Financial Instruments

Short-term and long-term financial instruments as of December 31, 2004, 2003 and 2002, consist of the following:

	Annual interest rate (%) at December 31, 2004	2004	2003	2002
		(in millions of Korean Won)		
Short-term financial instruments				
Installment deposits	—	₩ —	₩ 732	₩ 766
Time deposits	—	—	40,000	—
		—	40,732	766
Long-term financial instruments				
Installment deposits	—	—	—	429
Other deposits	0.2 – 4.5	17,961	9,623	8,300
		17,961	9,623	8,729
		₩17,961	₩50,355	₩9,495

As of December 31, 2004, long-term financial instruments of ₩17,961 million (2003: ₩9,623 million, 2002 : ₩8,300 million) are deposited in connection with maintaining checking accounts or research and development projects funded by the government. The withdrawal of these financial instruments is restricted.

5. Short-term investments

Short-term investments as of December 31, 2004, are as follows:

	Acquisition cost	Market value	Carrying value
	(in millions of Korean Won)		
Commercial papers issued by LG Card Co., Ltd	₩111,876	₩89,501	₩89,501

As approved by the Board of Directors on February 6, 2004, the Company purchased LG Card Co., Ltd. (LG Card)'s commercial papers with a face value of ₩150,000 million as part of the fulfillment of LG Card's business normalization agreement with the creditor financial institutions. The commercial papers amounting to ₩111,876 million classified as short-term investments are scheduled to be collected within December 31, 2005. The remaining commercial papers amounting to ₩38,124 million are scheduled to be converted to equity of LG Card, and are classified as long-term investment securities (Note 9).

6. Receivables

Receivables, including trade accounts and notes receivable, as of December 31, 2004, 2003 and 2002, consist of the following:

	2004			
	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value
	(in millions of Korean Won)			
Trade accounts and notes receivable	₩1,072,150	₩ (73,127)	₩ —	₩ 999,023
Other accounts receivable	554,436	(8,377)	(1,174)	544,885
Accrued income	12,970	(219)	—	12,751
Advances	50,650	(4,000)	—	46,650
Other current assets	2,810	(15)	—	2,795
Long-term loans receivable	52,810	(505)	—	52,305
	₩1,745,826	₩ (86,243)	₩(1,174)	₩1,658,409

	2003			
	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value
	(in millions of Korean Won)			
Trade accounts and notes receivable[1]	₩1,090,232	₩ (82,060)	₩(2,904)	₩1,005,268
Other accounts receivable	450,366	(12,288)	—	438,078
Accrued income	176,744	(410)	—	176,334
Advances	32,534	(4,508)	—	28,026
Other current assets	1,675	(4)	—	1,671
Long-term loans receivable	27,436	(21,711)	—	5,725
	₩1,778,987	₩(120,981)	₩(2,904)	₩1,655,102

	2002			
	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value
	(in millions of Korean Won)			
Trade accounts and notes receivable[1]	₩1,269,324	₩ (81,835)	₩ (91)	₩1,187,398
Other accounts receivable	241,688	(47,284)	—	194,404
Accrued income	145,814	(2,647)	—	143,167
Advances	171,517	(4,566)	—	166,951
Other current assets	2,184	(10)	—	2,174
Long-term loans receivable	100,011	(57,765)	—	42,246
	₩1,930,538	₩(194,107)	₩ (91)	₩1,736,340

[1] Long-term trade accounts receivable are included.

As of December 31, 2004, trade bills negotiated through banks that have not yet matured amount to approximately ₩3,539,953 million, which includes the equivalent of US$2,310 million and EUR555 million (Note 17).

7. Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2004, 2003 and 2002, monetary assets and liabilities denominated in foreign currencies, other than those disclosed in Notes 14 and 15, are as follows:

	2004			2003			2002		
	Foreign currency		Korean Won equivalent	Foreign currency		Korean Won equivalent	Foreign currency		Korean Won equivalent
				(in millions)					
Cash and cash equivalents	US$	65	₩67,779	US$	104	₩125,044	US$	2	₩2,589
	EUR	11	16,072	EUR	6	9,093	JP¥	265	2,681
	JP¥	185	1,877	JP¥	462	5,174	EUR	1	1,594
	Others	—	15,229	Others	—	5,823	Others	—	990
			100,957			145,134			7,854
Trade accounts receivable	US$	275	287,355	US$	306	367,064	US$	427	512,160
	EUR	16	23,126	EUR	17	25,538	JP¥	409	4,138
	JP¥	96	973	JP¥	762	8,528	EUR	18	22,717
	GBP	—	844	GBP	1	1,468	GBP	1	2,447
	AUD	—	84	AUD	1	518	AUD	4	2,813
	Others	—	1,143	Others	—	259	Others	—	1,974
			313,525			403,375			546,249
Other accounts receivable	US$	128	133,168	US$	4	5,212	FRF	4	729
	EUR	12	17,685	EUR	—	—	US$	34	41,412
	Others	—	13,993	Others	—	573			—
			164,846			5,785			42,141
Accrued income		—	—	US$	119	142,787	US$	71	84,711
		—	—	Others	—	61	Others	—	148
			—			142,848			84,859
Refundable deposits	US$	2	1,913	US$	1	1,720	JP¥	58	582
	JP¥	58	587	JP¥	32	362	US$	2	1,920
	Others	—	371	Others	—	410	Others	—	62
			2,871			2,492			2,564
Trade accounts payable	US$	609	635,306	US$	616	737,951	US$	457	549,010
	JP¥	12,036	121,816	JP¥	15,446	172,933	JP¥	20,880	211,491
	EUR	13	17,916	EUR	11	16,179	EUR	3	3,606
	Others	—	279	Others	—	1,454	Others	—	282
			775,317			928,517			764,389
Other accounts payable	US$	127	132,399	US$	164	196,867	AUD	14	₩9,541
	EUR	22	30,704	EUR	43	65,033	CAD	5	3,912
	JP¥	441	4,467	JP¥	3,743	41,910	EUR	26	32,100
	AUD	4	2,946	AUD	14	12,891	JP¥	4,063	41,151
	CAD	1	1,114	CAD	5	5,087	US$	140	168,555
	Others	—	11,715	Others	3	3,882	Others	—	3,479
			183,345			325,670			258,738
Accrued expenses	US$	36	37,593	US$	64	76,106	US$	42	50,078
	Others	—	640	Others	—	4,661	Others	—	1,465
			38,233			80,767			51,543

8. Inventories

Inventories as of December 31, 2004, 2003 and 2002, consist of the following:

	2004			2003	2002
	Acquisition cost	Inventory valuation allowance	Carrying value	Carrying value	Carrying value
	(in millions of Korean Won)				
Merchandise	₩ 29,586	₩ (1,373)	₩ 28,213	₩ 21,268	₩ 26,795
Finished products	628,626	(20,206)	608,420	550,286	479,835
Work-in-process	316,947	(3,924)	313,023	348,850	244,200
Raw materials	595,617	(6,154)	589,463	490,126	325,494
Parts and supplies	136,307	(395)	135,912	93,634	104,366
	₩1,707,083	₩(32,052)	₩1,675,031	₩1,504,164	₩1,180,690

As of December 31, 2004, 2003 and 2002, inventories are insured against various risks (Note 12).

9. Long-Term Investment Securities

Long-term investment securities as of December 31, 2004, 2003 and 2002, are as follows:

	2004	2003	2002
	(in millions of Korean Won)		
Available-for-sale securities	₩64,383	₩246,668	₩199,740
Held-to-maturity securities	851	44	97,861
	₩65,234	₩246,712	₩297,601

Available-for-sale securities as of December 31, 2004, 2003 and 2002, are as follows:

	Percentage of ownership (%) at December 31, 2004	2004			2003			2002		
		Acquisition cost	Net asset value/Market value	Carrying value	Acquisition cost	Net asset value/Market value	Carrying value	Acquisition cost	Net asset value/Market value	Carrying value
					(in millions of Korean Won)					
Marketable equity securities										
KT Corp. [3]	—	₩ —	₩ —	₩ —	₩127,441	₩105,257	₩105,257	₩127,441	₩119,653	₩119,653
LG Investment & Securities Co., Ltd. [5]	—	—	—	—	262,432	84,498	84,498	—	—	—
Nara Mold & Die Co., Ltd.	12.34	812	2,918	2,918	812	2,999	2,999	812	3,570	3,570
Voiceware Co., Ltd. [7]	3.02	142	604	604	206	1,363	1,363	206	1,844	1,844
Jindoo Network Inc. [6]	8.83	318	1,568	1,568	—	—	—	—	—	—
Vodavi Technology Inc.	19.86	2,928	6,761	6,761	2,928	5,992	5,992	2,928	1,853	1,853
Hutchison Telephone Company Limited [4]	0.09	3,462	3,622	3,622	—	—	—	—	—	—
Others		—	—	—	—	—	—	26,118	11,369	11,369
		7,662	15,473	15,473	393,819	200,109	200,109	157,505	138,289	138,289
Non-marketable equity securities										
Domestic companies										
Innopla Co., Ltd.	19.90	245	854	245	245	555	245	245	645	245
Castec Korea Co., Ltd.	5.00	182	859	182	182	489	182	150	489	150
Msoltech [1]	10.00	635	—	—	635	242	635	635	242	635
AL Tech Inc.	8.53	589	272	589	589	245	589	589	245	589
Korea Information Certificate Authority Inc.	9.35	1,852	1,230	1,852	1,852	1,695	1,852	1,852	1,774	1,852
Association of Electronics Environment	36.04	4,698	4,309	4,698	4,349	1,795	4,349	4,349	1,795	4,349
Megaround Co., Ltd. [6]	—	—	—	—	318	315	318	318	315	318
Temco, Inc.	13.04	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200
Netgenetech. Co., Ltd.	15.00	176	35	176	176	176	176	176	176	176
Manager Society, Inc.	3.70	200	14	200	200	200	200	200	200	200
Thermo Metrix Technology [7]	—	—	—	—	158	158	158	158	158	158
Wowlinux [7]	—	—	—	—	100	100	100	100	100	100
Silicon Works	12.00	501	504	501	501	501	501	—	—	—
LG fund for small and medium Enterprises [4]	50.00	2,500	2,435	2,500	—	—	—	—	—	—
TU Media Corp.	4.74	6,500	5,765	6,500	6,500	6,500	6,500	—	—	—
Others	—	4,254	2,220	2,220	1,618	1,618	1,618	29,581	31,340	29,581
Overseas companies										
Gemfire Corp. [7]	—	—	—	—	1,835	—	—	1,835	170	1,835
Erlang Technology Inc. [1]	6.90	1,129	—	—	1,129	313	1,129	1,129	187	1,129
Neopoint Inc. [1]	16.62	1,604	—	—	1,604	—	—	1,604	—	—
E2OPEN.COM [1]	3.64	15,694	—	—	15,694	1,899	15,694	12,751	3,606	12,751
COMMIT Incorporated	13.47	4,990	4,990	4,990	4,990	4,990	4,990	—	—	—
Monet Mobile Networks [1]	1.90	1,299	—	—	1,299	276	1,299	1,299	871	1,299
SUNPOWER.INC	10.35	1,257	231	1,257	1,257	258	1,257	1,257	219	1,257
Others	—	507	507	507	507	507	507	7,516	1,304	3,618
		50,012	25,425	27,617	46,938	24,032	43,499	66,944	45,036	61,442
Debt securities										
Bonds issued by the government		27	27	27	856	856	856	—	—	—
Convertible bonds issued by NeoDis Co., Ltd.		2,204	2,204	2,204	2,204	2,204	2,204	11	9	9
Commercial papers issued by LG Card Co., Ltd [2]		38,124	19,062	19,062	—	—	—	—	—	—
		40,355	21,293	21,293	3,060	3,060	3,060	11	9	9
		₩98,029	₩62,191	₩64,383	₩443,817	₩227,201	₩246,668	₩224,460	₩183,334	₩199,740

1 Carrying value was fully written down due to the negative net book value or bankruptcy of the investee company as of December 31, 2004.

2 As approved by the Board of Directors on February 6, 2004, the Company purchased LG Card Co., Ltd. (LG Card)'s commercial papers with a face value of ₩150,000 million as part of the fulfillment of LG Card's business normalization agreement with the creditor financial institutions. Upon the agreement with the creditors, the commercial papers of ₩38,124 million, classified as long-term investment securities, are scheduled to be converted to equity of LG Card

and the remaining commercial papers amounting to ₩111,876 million are scheduled to be collected within December 31, 2005. The Company recognized an impairment loss of ₩41,437 million on the said commercial papers for the year ended December 31, 2004 (Note 5).

3 During 2004, the Company disposed of all the shares of KT Corp., resulting in a loss of ₩18,697 million.

4 During 2004, the Company purchased new investments.

5 As per the resolution of the Board of Directors dated December 23, 2003, the Company entrusted its disposal and voting rights for the 10,180,531 shares of the common stock of LG Investment & Securities Co., Ltd. to Woori Bank, the representative of the creditor banks, as a part of the business normalization plan of LG Card. In April 2004, in accordance with the business normalization plan, Korea Development Bank exercised its preemptive right to purchase the shares of LG Investment & Securities Co., Ltd. Accordingly, the Company disposed of all its 10,180,531 shares, resulting in a loss from disposal of investment securities of ₩51,696 million.

6 During 2004, all the investments in Megaround Co., Ltd. were exchanged with investment in Jindoo Network Inc. marketable securities because Megaround Co., Ltd. was merged with Jindoo Network Inc. Gain on valuation of investment in Jindoo Network Inc. amounting to ₩1,250 million was recorded as capital adjustments.

7 During 2004, the Company disposed of the investments, resulting in gain on disposal of investment securities of ₩487 million.

As of December 31, 2004, 2003 and 2002, held-to-maturity securities consist of the following:

	2004	2003	2002
	(in millions of Korean Won)		
Senior secured note issued by Zenith Electronics Corporation ("Zenith")[1]	₩ —	₩ —	₩ 97,817
Subordinated bonds of ABN-AMRO ABCP	807	—	—
Other	44	44	44
	₩ 851	₩ 44	₩ 97,861

1 The senior secured note issued by Zenith Electronics Corporation ("Zenith"), outstanding as of December 31, 2002, was converted from the Company's receivables from Zenith in accordance with the reorganization plan of Zenith approved by a legal court in the United States of America on November 5, 1999. The above note was fully collected in October 2003.

The annual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities as of December 31, 2004 and 2003, are as follows:

	2004		2003	
Maturity	Available-for-sale securities	Held-to-maturity securities	Available-for-sale securities	Held-to-maturity securities
	(in millions of Korean Won)			
One year or less[1]	₩ 89,501	₩ —	₩ —	₩ —
Over one year to five years	21,293	807	3,060	—
Over five years to ten years	—	44	—	44
	₩ 110,794	₩ 851	₩ 3,060	₩ 44

1 These are classified as short-term investments (Note 5).

The details of changes in accumulated gains (losses) on valuation of available-for-sale securities as recorded in capital adjustments for the years ended December 31, 2004 and 2003, are as follows (Note 21):

	January 1, 2004	Gain (loss)	Disposal	December 31, 2004
		(in millions of Korean Won)		
KT Corp.	₩(22,184)	₩ —	₩(22,184)	₩ —
Nara Mold & Die Co., Ltd.	2,187	(80)	—	2,107
Voiceware Co., Ltd.	1,157	(473)	222	462
Jindoo Network Inc.	—	1,250	—	1,250
LG Investment & Securities Co., Ltd.	(75,994)	23,534	(52,460)	—
Vodavi Technology Inc.	3,063	770	—	3,833
Hutchison Telephone Company Limited	—	160	—	160
E2OPEN.COM[1]	—	(15,190)	(15,190)	—
Bonds issued by the Korean Government	(241)	—	(241)	—
	₩(92,012)	₩ 9,971	₩(89,853)	₩7,812

	January 1, 2003	Gain (loss)	Disposal	December 31, 2003
		(in millions of Korean Won)		
Hynix Semiconductor Inc.	₩(23,771)	₩ 74	₩(23,697)	₩ —
KT Corp.	(7,788)	(14,396)	—	(22,184)
LG Card Co., Ltd.	9,022	(5,262)	3,760	—
Nara Mold & Die Co., Ltd.	2,758	(571)	—	2,187
Voiceware Co., Ltd.	1,638	(481)	—	1,157
LG Investment & Securities Co., Ltd.	—	(75,994)	—	(75,994)
Vodavi Technology Inc.	(1,075)	4,138	—	3,063
Bonds issued by the Korean Government	(2)	(245)	(6)	(241)
	₩(19,218)	₩(92,737)	₩(19,943)	₩(92,012)

1 Loss of ₩15,190 million on valuation of available-for-sale securities is realized due to the impairment loss of the securities.

Interest income from investment in securities amounts to ₩12,338 million for the year ended December 31, 2004.

10. Equity Method Investment Securities

Equity method investment securities as of December 31, 2004, 2003 and 2002, are as follows:

	Percentage of ownership(%) at December 31, 2004	2004			2003			2002		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
		(in millions of Korean Won)								
Domestic companies										
LG Micron Ltd.[4,16]	36.00	₩ 68,100	₩ 120,716	₩ 111,651	₩ 52,315	₩ 88,030	₩ 86,070	₩ 5,000	₩ 35,541	₩ 35,541
LG Sports Ltd.[7]	—	—	—	—	1,404	1,203	1,204	2,204	1,916	1,916
LG Innotek Co., Ltd.	69.80	59,308	148,963	154,651	59,308	135,142	137,039	59,308	117,645	117,645
Hankuk Electric Glass Co., Ltd.[6]	20.00	119,282	140,549	125,082	—	—	—	—	—	—
LG.Philips LCD Co., Ltd.[9]	44.57	726,169	2,572,987	2,399,076	726,169	1,447,016	1,259,904	726,169	715,488	715,488
LG IBM PC Co., Ltd.[10]	49.00	11,907	16,689	16,522	11,907	17,739	14,548	11,907	15,133	15,133
Hi Plaza Inc.[4]	100.00	100,511	108,965	99,275	70,511	78,942	60,806	70,511	55,685	55,685
Stic IT 10th Fund.[14]	94.00	28,200	28,264	28,264	28,200	30,864	28,200	—	—	—
Hi Business Logistics	100.00	4,500	6,115	6,114	4,500	4,500	4,500	—	—	—
LG Investment & Securities Co., Ltd.[11]		—	—	—	—	—	—	262,432	145,270	145,270
Overseas companies										
Goldstar Electronics Thailand Co., Ltd. (G.S.T.)[2]	49.00	36	36	36	36	36	36	36	36	36
Hitachi-LG Data Storage Inc. (HLDS)	49.00	7,684	22,350	30,823	7,684	30,576	33,007	7,684	18,094	18,094
LG Electronics Austria GmbH (LGEAG)[2]	100.00	116	116	116	116	116	116	116	116	116
LG Electronics Alabama, Inc. (LGEAI)[8]	—	—	—	—	63,940	79,784	53,116	63,940	58,736	58,736
LG Electronics Almaty Kazak Co., Ltd. (LGEAK)	100.00	3,746	15,508	11,438	3,746	23,188	19,106	3,746	11,368	11,368
LG Electronics Antwerp Logistics N.V. (LGEAL)	100.00	967	1,637	356	967	1,660	—	967	224	224
LG Electronics Australia Pty, Ltd. (LGEAP)[1]	100.00	1,558	7,305	—	1,558	9,544	—	1,558	—	—
LG Electronics Argentina S.A. (LGEAR)[3,13]	100.00	7,410	—	—	7,410	—	—	7,410	—	—
Arcelik-LG Klima Sanayi ve Ticaret A.S. (LGEAT)	50.00	14,718	21,869	20,621	14,718	19,895	19,353	14,718	12,856	12,856
LG Electronics Colombia, Ltda. (LGECB)	100.00	3,330	5,038	3,786	3,330	991	2,175	3,330	1,445	1,445
LG Electronics China Co., Ltd. (LGECH)[1,4]	100.00	56,154	22,484	—	37,614	44,314	25,279	37,614	35,635	35,635
LG Electronics Canada, Inc. (LGECI)	100.00	13,779	16,562	9,888	13,779	16,302	12,293	13,779	10,173	10,173
LG Electronics Inc. Chile Limitada (LGECL)	100.00	5,856	7,659	6,960	5,856	5,856	5,856	—	—	—
LG Electronics Czech S.R.O. (LGECZ)	100.00	6,534	6,993	6,106	6,534	7,165	7,165	—	—	—
LG Electronics Deutschland GmbH (LGEDG)	100.00	26,938	24,465	9,370	26,938	24,972	16,266	26,938	9,989	9,989
PT LG Electronics Display Devices Indonesia (LGEDI)	100.00	32,085	66,687	48,348	32,085	76,826	53,673	32,085	46,436	46,436
LG Electronics Design Tech, Ltd. (LGEDT)[2]	100.00	1,002	1,002	1,002	1,002	1,002	1,002	1,002	1,002	1,002
LG Electronics Egypt Cairo S.A.E. (LGEEC)	100.00	4,382	1,467	3,032	4,382	489	2,619	4,382	3,292	3,292
LG Electronics Egypt S.A.E. (LGEEG)[4]	83.97	2,860	1,603	1,085	2,630	1,515	952	2,630	2,519	2,519
LG Electronics Espana S.A. (LGEES)[1,4]	100.00	17,408	13,368	—	3,374	12,864	1,600	3,374	—	—

	Percentage of ownership(%) at December 31, 2004	2004			2003			2002		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
		(in millions of Korean Won)								
LG Electronics Gulf FZE (LGEGF) [4]	100.00	8,312	7,918	4,522	2,489	4,000	—	2,489	1,453	1,453
LG Electronics HK Limited (LGEHK)	100.00	4,316	4,445	4,445	4,316	4,065	3,943	4,316	3,944	3,944
LG Electronics Nature (Hangzhou) recording Media Co., Ltd. (LGEHN) [4]	49.00	4,031	3,087	3,037	3,036	3,036	3,036	—	—	—
LG Electronics Hellas S.A. (LGEHS)	100.00	6,063	6,820	5,402	6,063	7,380	5,676	6,063	6,063	6,063
LG Electronics Huizhou Inc. (LGEHZ)	80.00	1,277	28,405	22,038	1,277	28,069	19,943	2,319	14,938	14,938
LG Electronics India Pvt. Ltd. (LGEIL) [12]	100.00	38,476	120,896	121,544	38,476	116,998	113,063	32,076	77,191	77,191
PT LG Electronics Indonesia (LGEIN)	100.00	29,431	18,560	18,052	29,431	30,968	23,867	29,431	16,434	16,434
LG Electronics Italy S.P.A. (LGEIS) [4]	100.00	28,170	21,075	8,047	14,136	9,189	3,791	14,136	3,627	3,627
LG Electronics Japan Inc. (LGEJP)	100.00	12,978	1,954	583	12,978	3,682	3,095	12,978	2,635	2,635
LG Electronics Mlawa SP.Zo.O. (LGEMA) [4]	100.00	36,024	48,791	45,869	7,066	21,175	16,988	7,066	11,586	11,586
LG Electronics Morocco S.A.R.L. (LGEMC)	100.00	3,352	3,806	1,171	3,352	7,046	2,265	3,532	2,677	2,677
LG Electronics Middle East Co., Ltd. (LGEME) [2]	100.00	462	462	462	462	462	462	462	462	462
LG-MECA Electronics Haiphong, Inc. (LGEMH)	70.00	1,690	3,007	2,782	1,690	3,423	3,328	1,690	1,259	1,259
LG Electronics Magyar Kft. (LGEMK)	100.00	5,575	9,170	3,991	5,575	11,301	4,393	5,575	7,501	7,501
LG Electronics (M) SDN.BHD (LGEML) [2,4]	100.00	7,869	7,869	7,869	11	11	11	11	11	11
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM) [4]	100.00	31,439	4,928	1,066	19,800	13,536	6,393	19,800	18,850	18,850
LG Electronics Mexico S.A. de C.V. (LGEMS) [4]	100.00	13,575	23,076	21,169	1,936	7,632	3,084	1,936	—	—
LG MITR Electronics Co., Ltd. (LGEMT)	87.74	15,925	10,447	6,098	15,925	12,781	8,078	15,925	7,344	7,344
LG Electronics North of England Ltd. (LGENE)	100.00	11,229	9,981	10,052	11,229	17,496	15,513	11,229	12,430	12,430
LG Electronics (Nanjing) Plazma Co., Ltd. (LGENP) [17]	100.00	13,241	(1,822)	5,057	14,712	13,435	13,084	—	—	—
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	70.00	9,367	20,516	16,518	9,367	16,685	15,860	14,571	10,520	10,520
LG Electronics Philippines, Inc. (LGEPH) (formerly LGECM) 16	100.00	23,524	1,713	3,000	23,524	2,564	5,186	20,302	6,187	6,187
LG Electronics Polska SP.Zo.O. (LGEPL)	100.00	4,117	11,217	9,000	4,117	10,229	8,968	4,117	5,819	5,819
Nanjing LG Panda Appliance Co., Ltd. (LGEPN)	70.00	7,596	12,672	11,843	7,596	15,380	14,865	9,465	12,422	12,422
LG Electronics Peru S.A. (LGEPR) [4]	100.00	7,699	3,744	2,784	1,879	1,783	481	1,879	—	—
LG Electronics Panama S.A. (LGEPS)	100.00	2,333	6,144	3,755	2,333	3,444	701	2,333	2,142	2,142
LG Electronics Portugal (LGEPT) [4,17]	100.00	20,927	20,338	17,528	6,822	7,517	7,460	—	—	—
LG Electronics Qinhuangdao Co., Ltd. (LGEQH)	100.00	3,284	7,160	6,587	3,284	6,805	7,024	4,104	6,064	6,064
LG Electronics Russia Inc. (LGERI)	95.00	391	9,785	9,785	391	5,934	5,934	391	391	391
LG Electronics Romania S.R.L (LGERO) [5]	100.00	7,350	8,427	8,256	—	—	—	—	—	—
LG Electronics S.A. Pty Ltd. (LGESA)	100.00	3,382	33,045	29,028	3,382	26,418	21,870	3,382	6,341	6,341
LG Electronics Service Europe Netherlands B.V. (LGESE) 1	100.00	10,470	14,372	—	10,470	16,601	20,203	10,470	23,498	23,498
Shanghai LG Electronics Co., Ltd. (LGESH) [4]	70.00	4,899	9,170	7,704	2,719	6,818	5,950	4,229	3,763	3,763
LG Electronics de Sao Paulo Ltda. (LGESP)	100.00	28,481	78,801	68,234	28,481	51,530	41,214	28,481	—	—
LG Electronics Sweden AB (LGESW)	100.00	5,668	5,780	2,581	5,668	6,683	4,348	5,668	4,642	4,642
LG Electronics Shenyang Inc. (LGESY)	78.87	11,267	16,765	13,474	11,267	19,206	11,831	15,139	8,205	8,205
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	80.00	42,948	109,743	100,046	42,948	125,388	106,851	49,479	99,315	99,315
LG Electronics Thailand Co., Ltd. (LGETH)	93.75	3,407	21,650	21,708	3,407	24,513	22,630	7,122	17,840	17,840
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	100.00	59,205	16,369	27,001	59,205	46,334	51,842	59,205	48,420	48,420
LG Taistar Electronics Taiwan Co., Ltd. (LGETT) [4]	100.00	19,846	12,174	10,935	8,439	1,700	—	5,609	380	380
LG Electronics United Kingdom Ltd. (LGEUK) [1,4,16]	100.00	34,723	7,501	—	20,792	(7,145)	—	10,486	—	—
LG Electronics Ukraine Co., Ltd. (LGEUR) [2]	100.00	1,041	1,041	1,041	1,041	1,041	1,041	1,041	1,041	1,041
LG Electronics U.S.A., Inc. (LGEUS) [8]	100.00	148,109	134,835	108,995	37,985	36,918	42,594	37,985	39,822	39,822
LG Electronics Vietnam Co., Ltd. (LGEVN)	100.00	6,035	9,846	8,546	6,035	13,319	12,646	6,035	9,240	9,240
LG Electronics Wales Ltd. (LGEWA) [4,16]	100.00	963,757	149,207	69,650	676,082	46,059	—	101,812	54,262	54,262

	Percentage of ownership(%) at	2004			2003			2002		
	December 31, 2004	Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
					(in millions of Korean Won)					
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT)[4]	51.00	10,188	11,067	6,821	9,669	6,422	6,422	9,669	9,669	9,669
Kunshan LGMS Computer Co., Ltd. (LGMSK)[4]	100.00	1,690	1,690	1,690	1,155	916	915	—	—	—
LG Soft India PVT, Ltd. (LGSI)[4]	100.00	5,084	7,543	9,338	2,920	7,833	7,418	2,920	2,920	2,920
EIC Properties PTE, Ltd.	38.20	9,636	2,198	2,198	9,636	8,493	8,493	9,636	8,618	8,618
Zenith Electronics Corporation (Zenith)[8,16]	—	—	—	—	487,215	(12,721)	—	236,860	—	—
LG Infocomm U.S.A. Inc. (LGICUS)[8]	—	—	—	—	4,673	21,503	—	4,673	2,522	2,522
LG Infocomm Thailand, Inc. (LGICTH)	60.00	3,246	5,651	4,094	3,246	5,953	5,851	3,246	4,356	4,356
Vietnam Korea Exchange, Ltd. (V.K.X.)	40.00	1,736	2,040	2,064	1,736	2,316	2,328	1,736	2,316	2,316
LG TOPS[3]	40.00	2,699	902	930	2,699	930	906	2,699	1,267	1,267
Langchao LG (Yantai) Digital Mobile Technology Research & Development Co., Ltd.[2]	49.00	824	824	824	824	824	824	824	824	824
LGE (China) R&D Center[17]	100.00	8,201	6,544	6,544	8,201	6,539	6,539	—	—	—
Electromagnetica Goldstar S.R.L.[2]	50.00	508	508	508	508	508	508	508	508	508
SLD Telecom Pte. Ltd. [4,16]	42.74	68,487	51,711	52,279	29,001	25,190	25,190	10,042	10,042	10,042
Triveni Digital Inc.[2]	100.00	899	899	899	899	899	899	899	899	899
LG (Yantai) Information & Communication Technology Co., Ltd.[2]	100.00	2,720	2,720	2,720	2,720	2,720	2,720	2,720	2,720	2,720
LG Holdings (HK) Ltd.[4,16]	31.82	53,378	46,437	42,906	38,523	38,554	44,496	23,448	22,241	22,241
Qingdao LG Langchao Digital Communication Co., Ltd.[4]	60.00	8,749	8,215	3,910	2,973	1,223	2,973	—	—	—
LG Goldstar France S.A.R.L. (LGEFS)[6]	100.00	7,139	952	—	—	—	—	—	—	—
Kunshan LGMS Computer Co., Ltd. (LGEKS)[6]	100.00	2,649	3,027	2,649	—	—	—	—	—	—
Goldstar Mobilecomm France SASU (LGEMF)[5]	100.00	5,621	5,621	5,621	—	—	—	—	—	—
LG Electronics RUS, LLC (LGERA)[5]	100.00	5,411	5,411	5,411	—	—	—	—	—	—
LG Electronics System India, Ltd. (LGSYS)[1,4,12]	—	—	—	—	—	—	—	6,400	—	—
LG Philips Displays Holding B.V.	—	—	—	—	—	—	—	1,086,431	433,819	433,819
COMMIT Incorporated[15]	—	—	—	—	—	—	—	4,990	4,990	4,990
		₩3,226,666	₩4,598,247	₩4,096,263	₩2,969,805	₩3,080,042	₩2,621,879	₩3,344,880	₩2,355,029	₩2,355,029

[1] The equity method of accounting has been suspended due to the investee's accumulated losses.

2 Investments in small-sized subsidiaries and affiliates whose total assets as of the previous year-end amounted to less than ₩7,000 million, or which have just been established in the current period are stated at cost, in accordance with accounting principles generally accepted in the Republic of Korea.

3 The operations of this subsidiary were suspended as of December 31, 2004.

4 During 2004, the Company purchased additional shares of these subsidiaries.

5 This subsidiary has just been established during 2004.

6 The Company purchased the shares of these new subsidiaries or affiliates in 2004.

7 The Company disposed of all the shares of LG Sports Ltd., resulting in a loss amounting to ₩598 million.

8 During 2004, the Company's investments in LG Electronics Alabama, Inc. (LGEAI), LG Infocomm U.S.A. Inc. (LGICUS) and Zenith Electronics Corporation (Zenith) were all contributed in kind to LGEUS, making LGEUS the new parent company of the three investees and resulting in a gain of ₩38,336 million. However, there was no effect on earnings because the amount was charged to valuation loss using equity method as intercompany transactions.

9 During 2004, the Company's percentage of ownership in LG.Philips LCD Co., Ltd. decreased from 50% to 44.57% because the Company did not participate in issuance of stock for LG.Philips LCD Co., Ltd.. A valuation gain of ₩300,891 million for the year ended December 31, 2004, was calculated using equity method due to the change in percentage of ownership and was recorded as capital adjustments.

10 The Company and IBM Korea Inc. divided their joint venture company, LG IBM PC Co., Ltd., and on January 1, 2005 the Company merged with a portion of the PC division from the joint venture.

11 This was reclassified into available-for-sale securities in 2003 from equity method investment securities in 2002.

12 LG Electronics System India, Ltd. (LGSYS) was merged into LG Electronics India Pvt. Ltd. (LGEIL) in 2003.

13 The operation of this subsidiary was suspended as of December 31, 2003.

14 This was reclassified into equity method investment securities in 2003 from available-for-sale securities in 2002.

15 This was reclassified into available-for-sale securities in 2003 from equity method investment securities in 2002.

16 During 2003, the Company purchased additional shares of common stock of these subsidiaries.

17 During 2003, the subsidiaries were newly established.

The equity method of accounting is applied based on the subsidiaries and affiliates' most recent available financial statements which have been audited.

For the year ended December 31, 2004, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are as follows:

	January 1, 2004	Addition	Amortization	December 31, 2004
		(in millions of Korean Won)		
Domestic companies				
LG Micron Ltd.	₩ 2,653	₩ —	₩ (589)	₩ 2,064
LG Innotek Co., Ltd.	528	—	(150)	378
Hi Plaza Inc.	(2,275)	—	688	(1,587)
Hankuk Electric Glass Co., Ltd.	—	(17,010)	3,402	(13,608)
	906	(17,010)	3,351	(12,753)
Overseas companies				
LG Electronics Mlawa SP. Zo. O. (LGEMA)	(775)	—	775	—
LG Electronics Service Europe Netherlands B.V. (LGESE)	(53)	—	53	—
LG Electronics Shenyang Inc. (LGESY)	228	—	(152)	76
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	10,716	—	(2,679)	8,037
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	2,901	—	(740)	2,161
LG Electronics Wales Ltd. (LGEWA)	(125,599)	8,304	46,918	(70,377)
Others	18,169	3,858	(5,694)	16,333
	(94,413)	12,162	38,481	(43,770)
	₩ (93,507)	₩ (4,848)	₩41,832	₩(56,523)

In the above table, positive numbers represent goodwill while negative numbers represent negative goodwill.

For the year ended December 31, 2003, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee were as follows:

	January 1, 2003	Addition	Amortization	December 31, 2003
		(in millions of Korean Won)		
Domestic companies				
LG Micron Ltd.	₩ —	₩ 2,947	₩ (294)	₩ 2,653
LG Sports Ltd.	(3)	1	2	—
LG Innotek Co., Ltd.	112	—	416	528
LG Investment & Securities Co., Ltd.	25,571	(25,571)	—	—
LG.Philips LCD Co., Ltd.	1,572	—	(1,572)	—
Hi Plaza Inc.	(2,963)	—	688	(2,275)
	24,289	(22,623)	(760)	906
Overseas companies				
LG Electronics Mlawa SP. Zo. O. (LGEMA)	(1,550)	—	775	(775)
LG Electronics Service Europe Netherlands B.V. (LGESE)	(105)	—	52	(53)
LG Electronics Shenyang Inc. (LGESY)	380	—	(152)	228
TaiZhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	20,731	—	(10,015)	10,716
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	1,459	2,079	(637)	2,901
LG.Philips Displays Holding B.V.	(175,839)	125,599	50,240	—
LG Electronics Wales Ltd. (LGEWA)	—	(125,599)	—	(125,599)
Others	(360)	21,573	(3,044)	18,169
	(155,284)	23,652	37,219	(94,413)
	₩(130,995)	₩ 1,029	₩ 36,459	₩ (93,507)

In the above table, positive numbers represent goodwill while negative numbers represent negative goodwill.

For the year ended December 31, 2002, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are as follows:

	January 1, 2002	Addition	Amortization	December 31, 2002
		(in millions of Korean Won)		
Domestic companies				
LG.Philips LCD Co., Ltd.	₩ 2,679	₩ —	₩ (1,107)	₩ 1,572
LG Investments Security Inc.	40,420	—	(14,849)	25,571
LG Innotek Co., Ltd.	(1,137)	757	492	112
Hi Plaza Inc.	—	(3,441)	478	(2,963)
Others	(539)	389	147	(3)
	41,423	(2,295)	(14,839)	24,289
Overseas companies				
LG Collins Electronics Manila Inc. (LGECM)	828	—	(685)	143
LG Electronics India PVT Ltd. (LGEIL)	501	—	(500)	1
LG Electronics Mlawa SP.Zo.O. (LGEMA)	(2,326)	—	776	(1,550)
LG Electronics Monterrey Mexico S.A de C.V. (LGEMM)	(1,441)	—	360	(1,081)
LG SEL Electronics Vietnam Ltd. (LGESV)	—	992	(204)	788
LG.Philips Displays Holding B.V.	(226,079)	—	50,240	(175,839)
LG Infocomm U.S.A. Inc. (LGICUS)	2,977	—	(850)	2,127
LG Holdings (HK) Ltd.	—	(932)	—	(932)
Others	(364)	20,732	691	21,059
	(225,904)	20,792	49,828	(155,284)
	₩(184,481)	₩18,497	₩ 34,989	₩(130,995)

In the above table, positive numbers represent goodwill while negative numbers represent negative goodwill.

For the year ended December 31, 2004, the details of the elimination of unrealized gain or loss arising from intercompany transactions according to the equity method of accounting are as follows:

	Inventories	Property, plant and equipment	Intangible assets	Equity securities	Total
		(in millions of Korean Won)			
Domestic companies					
LG Micron Ltd.	₩ (1,600)	₩ (4,921)	₩ —	₩ —	₩ (6,521)
LG Innotek Co., Ltd.	4,136	(177)	—	—	3,959
LG.Philips LCD Co., Ltd.	1,722	(13,975)	38,498	—	26,245
LG IBM PC Co., Ltd.	2,313	9	—	—	2,322
Hankuk Electric Glass Co., Ltd.	(1,858)	—	—	—	(1,858)
Hi Plaza Inc.	7,760	(1)	—	—	7,759
Hi Business Logistics	(1)	—	—	—	(1)
	12,472	(19,065)	38,498	—	31,905
Overseas companies					
LG Electronics China Co., Ltd. (LGECH)	(12,263)	(762)	—	—	(13,025)
LG Electronics Espana S.A. (LGEES)	(6,242)	—	—	—	(6,242)
LG Electronics Huizhou Inc. (LGEHZ)	3,378	39	—	—	3,417
LG Electronics India Pvt. Ltd. (LGEIL)	312	(334)	—	—	(22)
PT LG Electronics Indonesia (LGEIN)	2,565	(106)	—	—	2,459
LG Electronics Italy S.P.A. (LGEIS)	(6,487)	—	—	—	(6,487)
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	(174)	(32)	—	—	(206)
LG Electronics Service Europe Netherlands B.V. (LGESE)	4,901	—	—	—	4,901
LG Electronics Shenyang Inc. (LGESY)	3,770	(273)	—	—	3,497
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	8,080	300	—	—	8,380
LG Electronics U.S.A., Inc. (LGEUS)	(3,689)	(1,074)	—	(38,336)	(43,099)
LG Electronics Wales Ltd. (LGEWA)	1,989	(200)	—	—	1,789
Others	3,689	(1,218)	—	—	2,471
	(171)	(3,660)	—	(38,336)	(42,167)
	₩ 12,301	₩(22,725)	₩38,498	₩(38,336)	₩(10,262)

In the above table, positive numbers represent equity in earnings of affiliates while negative numbers represent equity in losses of affiliates.

For the year ended December 31, 2003, the details of the elimination of unrealized gain or loss arising from intercompany transactions according to the equity method of accounting were as follows:

	Inventories	Property, plant and equipment	Intangible assets	Equity securities	Total
	(in millions of Korean Won)				
Domestic Companies					
LG Micron Ltd.	₩ 335	₩ (3,788)	₩ —	₩ —	₩ (3,453)
LG Innotek Co., Ltd.	(4,563)	(72)	—	6,250	1,615
LG.Philips LCD Co., Ltd.	(1,926)	(3,568)	38,498	—	33,004
LG IBM PC Co., Ltd.	(527)	(52)	—	—	(579)
Hi Plaza Inc.	2,373	(1)	—	—	2,372
	(4,308)	(7,481)	38,498	6,250	32,959
Overseas Companies					
LG Electronics Alabama, Inc. (LGEAI)	2,707	(1,502)	—	—	1,205
LG Electronics Huizhou Inc. (LGEHZ)	346	—	—	—	346
LG Electronics India Pvt. Ltd. (LGEIL)	(1,223)	—	—	—	(1,223)
PT LG Electronics Indonesia (LGEIN)	1,348	(438)	—	—	910
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	965	140	—	—	1,105
LG Electronics Service Europe Netherlands B.V. (LGESE)	(10,489)	—	—	—	(10,489)
LG Electronics Shenyang Inc. (LGESY)	(124)	(260)	—	—	(384)
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	(3,183)	(1,146)	—	—	(4,329)
LG Electronics U.S.A., Inc. (LGEUS)	68	—	—	—	68
LG.Philips Displays Holding B.V.	(279)	(2,912)	—	—	(3,191)
LG Electronics Wales Ltd. (LGEWA)	(5,746)	—	—	(500,821)	(506,567)
Others	(44,325)	(4,153)	—	—	(48,478)
	(59,935)	(10,271)	—	(500,821)	(571,027)
	₩(64,243)	₩(17,752)	₩38,498	₩(494,571)	₩(538,068)

In the above table, positive numbers represent equity in earnings of affiliates while negative numbers represent equity in losses of affiliates.

For the year ended December 31, 2002, the details of the elimination of unrealized gain or loss arising from the equity method of accounting are as follows:

	Inventories	Property, plant and equipment	Intangible assets	Total
		(in millions of Korean Won)		
Domestic Companies				
LG.Philips LCD Co., Ltd.	₩ (498)	₩1,563	₩38,498	₩ 39,563
LG IBM PC Co., Ltd.	362	—	—	362
Hi Plaza Inc.	(18,234)	—	—	(18,234)
Others	(9)	—	—	(9)
	(18,379)	1,563	38,498	21,682
Overseas Companies				
LG Electronics Alabama, Inc. (LGEAI)	9,481	—	—	9,481
PT LG Electronics Display Devices Indonesia (LGEDI)	(5,358)	590	—	(4,768)
LG Electronics Huizhou Inc. (LGEHZ)	(2,083)	—	—	(2,083)
PT LG Electronics Indonesia (LGEIN)	(3,559)	260	—	(3,299)
LG Electronics Service Europe Netherlands B.V.(LGESE)	(432)	—	—	(432)
LG Electronics Tianjin Appliances Co., Ltd. (LGETA)	(4,406)	322	—	(4,084)
LG Electronics U.S.A., Inc. (LGEUS)	12,126	—	—	12,126
LG.Philips Displays Holding B.V.	1,496	—	—	1,496
Others	(31,348)	259	—	(31,089)
	(24,083)	1,431	—	(22,652)
	₩(42,462)	₩2,994	₩38,498	₩ (970)

In the above table, positive numbers represent equity in earnings of affiliates and negative numbers represent equity in losses of affiliates.

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the year ended December 31, 2004, are as follows:

	January 1, 2004	Equity in earnings (losses) of affiliates	Others	December 31, 2004
	(in millions of Korean Won)			
Domestic companies				
LG Micron Ltd.	₩ 86,070	₩ 14,226	₩ 11,355	₩ 111,651
LG Sports Ltd.	1,204	34	(1,238)	—
LG Innotek Co., Ltd.	137,039	17,565	47	154,651
Hankuk Electric Glass Co., Ltd.	—	7,301	117,781	125,082
LG.Philips LCD Co., Ltd.	1,259,904	836,373	302,799	2,399,076
LG IBM PC Co., Ltd.	14,548	6,376	(4,402)	16,522
Hi Plaza Inc.	60,806	8,906	29,563	99,275
Stic IT 10th Fund	28,200	20,153	(20,089)	28,264
Hi Business Logistics	4,500	1,626	(12)	6,114
	1,592,271	912,560	435,804	2,940,635
Overseas companies				
LG Electronics Alabama, Inc. (LGEAI)	53,116	11,005	(64,121)	—
LG Electronics Huizhou Inc. (LGEHZ)	19,943	7,355	(5,260)	22,038
LG Electronics India Pvt. Ltd. (LGEIL)	113,063	25,791	(17,310)	121,544
PT LG Electronics Indonesia (LGEIN)	23,867	(73)	(5,742)	18,052
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	15,860	2,624	(1,966)	16,518
LG Electronics Service Europe Netherlands B.V. (LGESE)	20,203	(11,849)	(8,354)	—
LG Electronics Shenyang Inc. (LGESY)	11,831	4,805	(3,162)	13,474
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	106,851	10,964	(17,768)	100,047
LG Electronics U.S.A., Inc. (LGEUS)	42,594	(5,665)	72,067	108,996
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	51,842	(20,273)	(4,568)	27,001
LG Electronics Wales Ltd. (LGEWA)	—	(138,790)	208,440	69,650
Others	570,438	(33,537)	121,407	658,308
	1,029,608	(147,643)	273,663	1,155,628
	₩2,621,879	₩ 764,917	₩709,467	₩4,096,263

Changes in investments in subsidiaries and affiliates accounted for using the equity method for year ended December 31, 2003, were as follows:

	January 1, 2003	Equity in earnings (losses) of affiliates	Others	December 31, 2003
		(in millions of Korean Won)		
Domestic companies				
LG Micron Ltd.	₩ 35,541	₩ 4,165	₩ 46,364	₩ 86,070
LG Sports Ltd.	1,916	464	(1,176)	1,204
LG Innotek Co., Ltd.	117,645	12,654	6,740	137,039
LG Investment & Securities Co., Ltd.	145,270	—	(145,270)	—
LG.Philips LCD Co., Ltd.	715,488	539,982	4,434	1,259,904
LG IBM PC Co., Ltd.	15,133	4,078	(4,663)	14,548
Hi Plaza Inc.	55,685	5,120	1	60,806
Stic IT 10th Fund	—	—	28,200	28,200
Hi Business Logistics	—	—	4,500	4,500
	1,086,678	566,463	(60,870)	1,592,271
Overseas companies				
LG Electronics Alabama, Inc. (LGEAI)	58,736	1,250	(6,870)	53,116
LG Electronics Huizhou Inc. (LGEHZ)	14,938	6,431	(1,426)	19,943
LG Electronics India Pvt. Ltd. (LGEIL)	77,191	40,946	(5,074)	113,063
PT LG Electronics Indonesia (LGEIN)	16,434	5,423	2,010	23,867
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	10,520	5,359	(19)	15,860
LG Electronics Service Europe Netherlands B.V. (LGESE)	23,498	(6,232)	2,937	20,203
LG Electronics Shenyang Inc. (LGESY)	8,205	3,737	(111)	11,831
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	99,315	10,025	(2,489)	106,851
LG Electronics U.S.A., Inc. (LGEUS)	39,822	2,832	(60)	42,594
LG.Philips Displays Holding B.V.	433,819	(456,253)	22,434	—
LG Electronics Wales Ltd. (LGEWA)	54,262	(611,807)	557,545	—
Others	431,611	(152,745)	343,414	622,280
	1,268,351	(1,151,034)	912,291	1,029,608
	₩ 2,355,029	₩ (584,571)	₩ 851,421	₩2,621,879

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the year ended December 31, 2002, were as follows:

	January 1, 2002	Equity in earnings (losses) of affiliates	Others	December 31, 2002
		(in millions of Korean Won)		
Domestic companies				
LG Micron Ltd.	₩ 30,854	₩ 5,021	₩ (334)	₩ 35,541
LG Sports Ltd.	1,935	(19)	—	1,916
LG Innotek Co., Ltd.	87,929	(780)	30,496	117,645
LG Investments Security Inc.	150,091	(3,632)	(1,189)	145,270
LG.Philips LCD Co., Ltd.	533,377	182,852	(741)	715,488
LG IBM PC Co., Ltd.	11,469	3,664	—	15,133
Hi Plaza Inc.	—	(14,825)	70,510	55,685
LG Card Co., Ltd.	91,021	13,634	(104,655)	—
	906,676	185,915	(5,913)	1,086,678
Overseas companies				
LG Electronics Alabama, Inc. (LGEAI)	42,520	16,216	—	58,736
LG Electronics (China) Co., Ltd. (LGECH)	37,156	3,888	(5,409)	35,635
PT LG Electronics Display Devices Indonesia (LGEDI)	77,240	(7,372)	(23,431)	46,437
LG Electronics Huizhou Inc. (LGEHZ)	13,262	3,944	(2,268)	14,938
LG Electronics India Pvt. Ltd. (LGEIL)	65,653	20,165	(8,627)	77,191
PT LG Electronics Indonesia (LGEIN)	9,011	6,743	680	16,434
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	6,702	5,283	(1,465)	10,520
LG Electronics Service Europe Netherlands B.V. (LGESE)	2,020	14,818	6,660	23,498
LG Electronics Shenyang Inc. (LGESY)	11,382	(1,323)	(1,854)	8,205
LG Electronics Tianjin Appliances Co., Ltd. (LGETA)	96,270	14,826	(11,781)	99,315
LG Electronics U.S.A., Inc. (LGEUS)	29,262	12,962	(2,402)	39,822
LG.Philips Displays Holding B.V.	706,662	(394,399)	121,556	433,819
Others	352,890	(34,536)	85,447	403,801
	1,450,030	(338,785)	157,106	1,268,351
	₩2,356,706	₩(152,870)	₩ 151,193	₩2,355,029

As of December 31, 2004, 2003 and 2002, the respective accumulated losses of equity investees from which the application of the equity method of accounting has been suspended due to their accumulated losses are as follows:

	2004	2003	2002
	(in millions of Korean Won)		
LG Electronics Service EuropeNetherlands B.V. (LGESE)	₩ 22,565	₩ —	₩ —
LG Electronics China Co., Ltd. (LGECH)	18,397	—	—
Subsidiary of LGEUS (LGICUS)	9,874	—	—
LG Electronics Australia PTY, Ltd. (LGEAP)	4,141	10,551	—
LG Electronics Espana S.A. (LGEES)	4,138	—	4,283
LG Electronics United Kingdom Ltd. (LGEUK)	3,990	14,038	10,337
LG Goldstar France S.A.R.L. (LGEFS)	1,040	—	—
LG Electronics Gulf FZE (LGEGF)	—	6,366	—
LG Electronics Woles Ltd. (LGEWA)	—	80,937	—
Zenith Electronics Corporation (Zenith)	—	92,594	276,604
LG Infocomm U.S.A. Inc. (LGICUS)	—	6,690	—
LG Electronics de Sao Paulo Ltda. (LGESP)	—	—	3,807
LG Electronics System India, Ltd. (LGSYS)	—	—	14,461
Others	—	2,365	5,001
	₩ 64,145	₩ 213,541	₩ 314,493

Equity method of accounting had been suspended until December 31, 2003, for the investments in LG Electronics United Kingdom Ltd. (LGEUK) and other subsidiaries due to the zero book value of investments in those subsidiaries. In 2004, due to net income or issuance of new shares, the losses of those subsidiaries which had not been recognized until December 31, 2003, amounting to ₩51,757 million were deducted from retained earnings.

As per the resolution of the Board of Directors dated July 2004, the Company invested ₩289,125 million (equivalent to US$250 million) in LG Electronics Wales Ltd. ("LGEWA") which, in turn, invested to its subsidiary, LG.Philips Displays Holding B.V.("LPD") according to an agreement with the LPD's creditor financial institutions. The other conditions in the said agreement included the deferment of loan repayment and the reduction in the interest rate of the said loan. Further, the Company revoked previous guarantee for LPD and provided the new guarantee of ₩57,825 million (equivalent to US$50 million).

The use of the equity method had been suspended until December 31, 2002, for the investments in LG Electronics Espana S.A. (LGEES), LG Electronics Peru S.A. (LGEPR) and LG Electronics United Kingdom Ltd. (LGEUK), due to the negative book value of investments. During 2003, LG Electronics Espana S.A. (LGEES) and LG Electronics Peru S.A. (LGEPR) both recorded a net income, and LG Electronics United Kingdom Ltd. (LGEUK) issued new shares. Consequently, the losses of those three subsidiaries which had not been recognized until December 31, 2002, amounting to ₩13,576 million were deducted from retained earnings.

Upon a resolution of the Board of Directors on September 25, 2003, the Company participated in the issuance of new shares of Zenith Electronics Corporation ("Zenith"), a wholly-owned subsidiary located in the U.S.A., amounting to US$214 million, and collected senior secured notes of and loans to Zenith amounting to ₩246,225 million in October, 2003. Consequently, the Company recognized the loss on valuation of securities using the equity method, which has been suspended due to the negative net book value of the investment, up to the additional invested amount, and reversed the bad debt provision amounting to ₩119,110 million during 2003.

Upon a resolution of the Board of Directors on December 9, 2003, the Company invested its 27,841 shares (40.8%) of LG.Philips Displays Holding B.V. into LG Electronics Wales Ltd., a wholly-owned subsidiary located in the U.K., at the value of ₩500,821 million (GBP238 million). The acquisition cost of LG.Philips Displays Holding B.V. was fully written down due to decrease in book value of the investment resulting from restructuring losses in 2003. Consequently, the disposal value of ₩500,821 million was accounted for as a gain on disposal of investment securities, and the same amount was accounted for as a loss on valuation of securities using the equity method, which had no effect on net income or shareholders' equity.

Upon a resolution of the Board of Directors on December 23, 2003, the Company purchased 1,614,675 shares (20%) of the common stock of Hankook Electric Glass Co., Ltd. from LG Corp., at the price of ₩119,163 million in January, 2004.

Upon a resolution of the Board of Directors on December 23, 2003, the Company entrusted its disposal and voting rights for the 10,180,531 shares of the common stock of LG Investment & Securities Co., Ltd. to Woori Bank, the representative of the creditor banks, as a part of the business normalization procedures of LG Card Co., Ltd.

11. Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2004, are as follows:

	Balance at January 1, 2004	Acquisitions and capital expenditure	Transfer-in (out)	Disposals	Depreciation	Balance at December 31, 2004	Accumulated depreciation at December 31, 2004
	(in millions of Korean Won)						
Land	₩ 707,683	₩ 465	₩ 4	₩ (3,018)	₩ —	₩ 705,134	₩ —
Buildings	905,935	23,563	219,662	(4,530)	(29,206)	1,115,424	185,867
Structures	65,577	4,965	8,565	(694)	(4,901)	73,512	37,156
Machinery and equipment	634,708	177,075	181,176	(23,456)	(214,893)	754,610	721,582
Tools	399,837	233,757	21,567	(106,381)	(123,490)	425,290	300,941
Furniture and fixtures	207,633	111,110	2,553	(6,823)	(83,778)	230,695	350,009
Vehicles	8,088	3,839	910	(2,733)	(2,691)	7,413	10,206
Construction-in-progress	184,926	524,891	(400,505)	(9)	—	309,303	—
Machinery-in-transit	8,333	33,768	(33,933)	—	—	8,168	—
Total	₩3,122,720	₩ 1,113,433	₩ (1)	₩(147,644)	₩(458,959)	₩3,629,549	₩1,605,761

As of December 31, 2004, the value of the Company's land, as determined by the local government in Korea for property tax assessment purposes, approximates ₩770,545 million (2003 : ₩676,051 million; 2002 : ₩ 598,235 million).

A substantial portion of property, plant and equipment as of December 31, 2004 is pledged as collateral for short-term and long-term debt from Korea Development Bank, up to a maximum Won equivalent of approximately ₩883,461 million. The said amount includes the equivalent of US$99 million, JP¥150 million and EUR360 million (Notes 14 and 15).

Changes in property, plant and equipment for the year ended December 31, 2003, were as follows:

	Balance at January 1, 2003	Acquisitions and capital expenditure	Transfer-in (out)	Disposals	Depreciation	Balance at December 31, 2003	Accumulated depreciation at December 31, 2003
			(in millions of Korean Won)				
Land	₩ 705,980	₩ 12,497	₩ (9)	₩ (10,785)	₩ —	₩ 707,683	₩ —
Buildings	882,219	31,556	42,996	(23,981)	(26,855)	905,935	157,337
Structures	67,740	4,058	653	(1,876)	(4,998)	65,577	32,345
Machinery and equipment	563,864	79,820	176,530	(28,582)	(156,924)	634,708	580,176
Tools	345,816	169,476	39,324	(29,051)	(125,728)	399,837	299,847
Furniture and fixtures	205,579	83,370	9,553	(5,784)	(85,085)	207,633	318,917
Vehicles	7,052	3,743	273	(300)	(2,680)	8,088	12,532
Construction-in-progress	105,662	210,459	(130,420)	(775)	—	184,926	—
Machinery-in-transit	9,460	164,020	(165,147)	—	—	8,333	—
Total	₩2,893,372	₩758,999	₩ (26,247)	₩(101,134)	₩(402,270)	₩3,122,720	₩1,401,154

Property, plant and equipment as of December 31, 2002, consist of the following:

	2002
	(in millions of Korean Won)
Buildings	₩ 1,015,159
Structures	96,002
Machinery and equipment	1,106,711
Tools	706,275
Furniture and fixtures	512,818
Vehicles	21,082
	3,458,047
Accumulated depreciation	(1,385,777)
	2,072,270
Land	705,980
Construction-in-progress	105,662
Machinery-in-transit	9,460
Total	₩ 2,893,372

12. Insured Assets

As of December 31, 2004, property, plant and equipment, other than land and certain construction-in-progress, and inventories are insured against fire and other casualty losses up to approximately ₩6,263,079 million (2003: ₩4,885,234 million, 2002: ₩4,538,583 million). In addition, as of December 31, 2004 and 2003 the Company is insured against business interruption losses and losses arising from the transportation of goods up to approximately ₩5,214,172 million and ₩279,365 million respectively, (2003: ₩3,742,505 million and ₩288,477 million).

13. Intangible Assets

Changes in intangible assets for the year ended December 31, 2004, are as follows:

	Goodwill	Industrial property rights	Development costs	Other intangible assets	Total
	(in millions of Korean Won)				
Balance as of January 1, 2004	₩256,102	₩381,139	₩115,571	₩ 83,489	₩ 836,301
Additions	753	21,787	2	24,672	47,214
Disposals	(728)	(13)	(71)	(659)	(1,471)
Amortization	(40,153)	(85,983)	(53,698)	(28,573)	(208,407)
Impairment loss [1]	—	(38,105)	—	—	(38,105)
Balance as of December 31, 2004	₩215,974	₩278,825	₩ 61,804	₩ 78,929	₩ 635,532
Accumulated amortization as of December 31, 2004	₩182,329	₩372,003	₩207,015	₩ 91,538	₩ 852,882

[1] The Company recognized impairment losses on intangible assets due to expiration of industrial property rights.

Changes in intangible assets for the year ended December 31, 2003, were as follows:

	Goodwill	Industrial property rights	Development costs	Organization costs [1]	Other intangible assets	Total
	(in millions of Korean Won)					
Balance as of January 1, 2003	₩296,012	₩415,497	₩183,877	₩ 3,271	₩ 73,810	₩ 972,467
Additions	598	49,368	—	—	33,015	82,981
Disposals	(261)	—	—	—	(13)	(274)
Amortization	(40,247)	(83,726)	(68,306)	(3,271)	(23,323)	(218,873)
Balance as of December 31, 2003	₩256,102	₩381,139	₩115,571	₩ —	₩ 83,489	₩ 836,301
Accumulated amortization as of December 31, 2003	₩141,619	₩285,222	₩226,057	₩ —	₩ 62,271	₩ 719,017

[1] In accordance with SKFAS No. 3, the remaining balance of organization costs was deducted from retained earnings.

Amortization of intangible assets presented under manufacturing costs and selling and administrative expenses for the years ended December 31, 2004 and 2003, consists of the following:

	2004	2003
	(in millions of Korean Won)	
Manufacturing costs	₩ 35,660	₩ 34,631
Selling and administrative expenses	172,747	180,993
	₩208,407	₩215,624

The carrying value of significant intangible assets as of December 31, 2004 and 2003, consists of the following:

	2004	2003	Remaining years for amortization
		(in millions of Korean Won)	
Goodwill	₩215,017	₩254,399	Six years
Industrial property rights	197,067	311,531	One through six years

As a result of LG Electronics Investment Ltd. (formerly LG Electronics Inc., now merged into LG Corp.)'s merger with LG Information & Communications, Ltd. in September 2000, former LG Electronics Inc. recognized goodwill amounting to ₩393,820 million and acquired industrial property rights amounting to ₩578,788 million. At the time of spin-off, such goodwill and industrial property rights were transferred to the Company. Related amortization expenses of goodwill and industrial property rights approximate ₩39,382 million and ₩76,359 million, respectively, for the years ended December 31, 2004, 2003 and 2002.

Research and development costs incurred for the year ended December 31, 2004 amounted to ₩1,235,008 million (2003: ₩799,455 million) all of which were charged to current operations as ordinary development costs and research costs.

14. Short-Term Borrowings and Current Maturities of Long-Term Debt

Short-term borrowings as of December 31, 2004, 2003 and 2002, consist of the following:

	Annual interest rate (%) at December 31, 2004	2004	2003	2002
		(in millions of Korean Won)		
Bank overdrafts	—	₩ —	₩ —	₩34,393
General term loans	CD + 0.8	12,000	32,000	8,000
Commercial papers	5.2 ~ 5.7	114,500	149,319	—
Foreign currency loans	Libor + 0.3~1.2	83,390	209,087	—
		₩209,890	₩390,406	₩42,393

CD represents the annual interest rate for certificates of deposits.

Current maturities of long-term debt as of December 31, 2004, 2003 and 2002, consist of the following:

	2004	2003	2002
	(in millions of Korean Won)		
Debentures	₩649,140	₩986,494	₩690,040
Discount on debentures	(2,357)	(1,382)	(2,441)
Long-term debt	—	4,468	15,419
	₩646,783	₩989,580	₩703,018

15. Debentures, Convertible Bonds and Long-Term Debt

Debentures and convertible bonds as of December 31, 2004, 2003 and 2002, consist of the following:

	Annual interest rate (%) at December 31, 2004	2004	2003	2002
		(in millions)		
Debentures				
Private, non-guaranteed payable through 2006	5.70~7.65	₩ 126,000	₩ 306,000	₩ 380,000
Public, non-guaranteed payable through 2009	4.00~7.00	2,070,000	2,090,000	1,760,000
Floating rate notes of US$431 million (2003 : US$570 million; 2002 : US$600 million), payable through 2006	6M LIBOR + 0.5~1.25, 3M LIBOR+1.9	449,878	682,746	720,240
		2,645,878	3,078,746	2,860,240
Convertible Bonds				
Zero coupon rate convertible bonds of US$287.5 million (2003:US$287.5 million), payable through 2006	—	339,796	339,796	—
Zero coupon rate convertible bonds of US$250 million, payable through 2007	—	296,975	—	—
		636,771	339,796	—
		3,282,649	3,418,542	2,860,240
Less: Current maturities		(649,140)	(986,494)	(690,040)
Discount on debentures		(27,477)	(35,777)	(26,359)
Conversion rights adjustment		(49,508)	(13,840)	—
Premium for conversion rights		37,092	—	—
		₩2,593,616	₩2,382,431	₩2,143,841

Upon a resolution of the Board of Directors on July 8, 2003, the Company issued foreign currency convertible bonds in the Luxembourg Stock Exchange on August 11, 2003. The terms and conditions of issuance are as follows:

- Type of bonds: Public convertible bond
- Total face value of bonds: US$287.5 million (fixed exchange rate of ₩1,179.2: US$1)
- Date of issuance: August 11, 2003
- Terms and conditions for issuance of bonds
  - Coupon rate: 0%
  - Maturity: August 11, 2006
  - Call option: The Company holds the right to redeem the bonds at face value on or at any time after August 12, 2005, provided that the market value per share of common stock remains at least 115% of the conversion price for at least 20 consecutive trading days during the 30-day trading period ending on the redemption date.

  - Put option: The bondholder holds the right to exercise a put option, in which the bondholder may require the Company to redeem the bonds at face value on the day after 18 months from the date of issuance.
- Terms and conditions for conversion
  - Type of stock to be issued: registered common stock
  - Number of shares convertible: 4,920,464 shares
  - Conversion price: ₩68,900 per share
  - Conversion period: September 12, 2003 through July 28, 2006

Upon a resolution of the Board of Directors, the Company issued foreign currency convertible bonds to Lehman Brothers Commercial Corporation on May 17, 2004. The terms and conditions of issuance are as follows:

- Type of bonds: Private convertible bond
- Total face value of bonds: US$250 million (fixed exchange rate of ₩1,181.5: US$1)
- Date of issuance: May 17, 2004
- Terms and conditions for issuance of bonds
  - Coupon rate: 0%; Effective interest rate to maturity: 3.96%
  - Maturity: May 17, 2007
  - The Company redeems the bonds at 112.49% of face value in a lump sum on the date of maturity.
  - Call option: The Company holds the right to redeem the bonds at 106.06% of face value any time between May 18, 2006 and 60 days before maturity, provided that the market value per share of common stock remains at least 115% of the conversion price for at least 20 consecutive trading days, ending on the date on which redemption notice is given.
  - Put option: The bondholder holds the right to exercise a put option, in which the bondholder may require the Company to redeem the bonds at 106.06% of face value on the day after 18 months from the date of issuance.
- Terms and conditions for conversion
  - Type of stock to be issued: registered common stock
  - Number of shares convertible: 3,049,221 shares
  - Conversion price: ₩96,869 per share. The conversion price was adjusted upwards from ₩91,840 to ₩96,869, because the average closing price of the common shares of the Company on the 20 consecutive Korea Exchange business days preceding and including the second Korea Exchange business day prior to the day falling six months after the issue date is above ₩ 65,600.
  - Conversion period: May 18, 2005 through May 7, 2007

Long-term debt as of December 31, 2004, 2003 and 2002, consists of the following:

	Annual interest rate (%) at December 31, 2004	2004	2003	2002
		(in millions of Korean Won)		
Won currency loans				
Kookmin Bank	—	₩ —	₩ —	₩ 249
Foreign currency loans[1]				
Banque Paribas	—	—	1,963	3,934
Societe General	—	—	2,505	7,532
Kookmin Bank	6M LIBOR + 1.25	19,832	22,758	—
Hong Kong and Shanghai Banking Corp.	3M LIBOR + 1.45	31,314	—	—
Korea Development Bank	3M EULIBOR + 1.75	204,195	—	—
The Export-Import Bank of Korea	6M LIBOR + 1.54	31,314	—	—
Bank of Tokyo-Mitsubishi	LIBOR+0.74	—	—	2,568
Woori Bank	—	—	—	976
Korea First Bank	—	—	—	2,620
Export-Import Bank of Korea	—	—	—	2,260
		286,655	27,226	20,139
Less: Current maturities		—	(4,468)	(15,419)
		₩286,655	22,758	₩ 4,720

[1] Representing US$79 million and EUR144 million (2003 : US$23 million; 2002 : US$17 million).

See Note 11 for the related collateral arrangements for the Company's long-term debt.

The maturities of long-term debt outstanding as of December 31, 2004, are as follows:

For the year ending December 31,	Debentures and Convertible bonds	Long-term debt	Total
	(in millions of Korean Won)		
2006	₩1,626,534	₩ 71,610	₩1,698,144
2007	766,975	91,028	858,003
2008	90,000	84,766	174,766
2009	150,000	39,251	189,251
	₩2,633,509	₩286,655	₩2,920,164

16. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2004 and 2003, are as follows:

	2004	2003	2002
	(in millions of Korean Won)		
Beginning balance	₩ 555,362	₩ 500,909	₩ 468,801
Severance payments	(114,516)	(87,879)	(92,371)
Transfer-in from (transfer-out to) affiliated companies, net	5,399	6,582	(10,457)
Provisions	173,582	135,750	134,936
	619,827	555,362	500,909
Severance insurance deposit	(370,240)	(343,217)	(315,876)
Contributions to the National Pension Fund	(16,341)	(19,406)	(22,073)
	₩ 233,246	₩ 192,739	₩ 162,960

The severance benefits are funded at approximately 59.7% (2003 : 61.8%; 2002 : 63.1%) as of December 31, 2004, through employee severance insurance plans with Kyobo Life Insurance Co., Ltd. and other life insurance companies. The amounts funded under employee severance insurance plans, or severance insurance deposits, are presented as a deduction from accrued severance benefits.

17. Commitments and Contingencies

As of December 31, 2004, 2003 and 2002, the Company provided several notes and checks to financial institutions as collateral in relation to various borrowings and guarantees of indebtedness.

As of December 31, 2004, 2003 and 2002, the Company has various technical assistance agreements with various foreign companies for the manufacture of certain product lines.

As of December 31, 2004, 2003 and 2002, the Company has bank overdraft facility agreements with various banks amounting to ₩510,500 million, ₩495,500 million and ₩522,200 million, respectively.

As of December 31, 2004, the Company has sales agreements for export trade receivables with various banks amounting to ₩4,858,304 million. The Company has corporate electronic settlement services contracts for collection of accounts receivable with Hana Bank amounting to ₩180,000 million (Note 6).

As of December 31, 2003, the outstanding balance of export trade accounts receivable sold at a discount to various financial institutions with recourse amounted to ₩3,419,879 million. As of December 31, 2003, the Company has entered into factoring agreements for domestic trade accounts receivable with Hana Bank. However, in relation to the agreements, as of December 31, 2003, there was no outstanding balance of factored accounts receivable.

As of December 31, 2002, the outstanding balance of domestic trade notes receivable and export trade accounts receivable sold at a discount to various financial institutions with recourse was ₩2,782,457 million.

As of December 31, 2004, the Company has corporate electronic settlement services contracts for payment of trade accounts payable with various banks amounting to ₩880,000 million.

As of December 31, 2004, the Company has sales contracts with several companies, the undelivered portions of which amounted to approximately ₩6,438 million for KT Corp., ₩1,519 million for Hanarotelecom Inc., ₩37,924 million for Public Telecommunication Corporation in Yemen and others.

As of December 31, 2003, the Company had sales contracts with several companies, the undelivered portions of which amounted to approximately ₩659 million for KT Freetel Co., Ltd., ₩47,355 million for LG Telecom, Ltd., ₩16,248 million for KT Corp., and ₩2,900 million for SK Telecom Co. and others.

As of December 31, 2002, the Company had sales contracts with several companies, which comprise approximately ₩57,143 million of sales to KTICOM Co., Ltd., ₩16,905 million of sales to LG Telecom, Ltd., ₩11,313 million of sales to KT Corp., ₩1,668 million of sales to Hanaro Telecom, Inc., and ₩49,046 million of sales to SK Telecom Co. and others.

As of December 31, 2004, Hana Bank has provided guarantees of ₩26,264 million to the Company. As of December 31, 2004, 2003 and 2002, the Company is contingently liable for guarantees approximating ₩1,766,502 million, ₩1,590,103 million and ₩1,641,265 million, respectively, including US$1,180 million as of December 31, 2004, on the indebtedness of its subsidiaries and affiliates as follows:

	2004	2003	2002
	(in millions of Korean Won)		
PT LG Electronics Display Device Indonesia (LGEDI)	₩ 171,183	₩ 118,582	₩ 76,826
LG Electronics Wales Ltd. (LGEWA)	134,045	79,807	129,443
LG Electronics Service Europe Netherlands B.V. (LGESE)	125,065	85,872	77,081
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	123,820	96,807	122,577
LG Electronics Mexico S.A. de C.V. (LGEMS)	99,186	114,255	86,419
LG Electronics Mlawa SP.Zo.O. (LGEMA)	88,906	—	11,824
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM)	72,168	75,901	42,014
LG Electronics Gulf FZE (LGEGF)	55,321	—	9,603
PT LG Electronics Indonesia (LGEIN)	54,800	118,582	33,011
LG Electronics Japan Inc. (LGEJP)	54,486	64,936	40,009
LG Electronics da Amazonia Ltda. (LGEAZ)	52,190	56,297	68,423
LG Electronics de Sao Paulo Ltda. (LGESP)	52,190	59,890	43,214
LG.Philips Displays Holding B.V.	52,190	239,560	240,080
LG Electronics U.S.A., Inc. (LGEUS)	40,708	58,692	148,850
LG Electronics Italy S.P.A. (LGEIS)	28,963	44,419	37,173
Zenith Electronics Corporation	6,263	2,396	13,204
Others	555,018	374,107	461,514
	₩1,766,502	₩1,590,103	₩1,641,265

In order to reduce the impact of changes in exchange rates on future cash flows, the Company has entered into foreign currency forward contracts. As of December 31, 2004, the Company has outstanding forward contracts with ABN-AMRO and others for selling Dollars amounting to US$198 million at contract exchange rates of ₩1,035.70: US$1 ~ ₩1,180.30: US$1, with contract due dates of January through July 2005. As of December 31, 2004, the Company has outstanding forward contracts with Societe General Bank and others for selling Euro and buying Dollars amounting to €37 million at contract exchange rates of €1.2459: US$1 ~ €1.3436 : US$1, with contract due dates of January through March 2005. As of December 31, 2004, the Company has outstanding forward contracts with UFJ Bank and others for selling Dollars and buying Japanese Yen amounting to US$75 million, at contract exchange rates of ¥102.84: US$1 ~ ¥107.08: US$1 with contract due dates of January through March 2005. As a result of the above foreign currency forward contracts, an unrealized valuation gain and loss amounting to ₩11,097 million and ₩2,201 million, respectively, were charged to current operations for the year ended December 31, 2004.

As of December 31, 2003, the Company had outstanding forward contracts with Credit Lyonnais and others for selling Dollars amounting to US$50 million at contract exchange rates of ₩1,156.50: US$1 ~ ₩1,117.45: US$1 with contract due dates of February through April 2004. As of December 31, 2003, the Company had outstanding forward contracts with UFJ Bank and others for selling Euro and buying Dollars amounting to €25 million at contract exchange rates of €0.7968: US$1 ~ €0.8733: US$1 with contract due dates of January through March 2004. As of December 31, 2003, the Company had outstanding forward contracts with UFJ Bank and others for selling Dollars and buying Japanese Yen amounting to US$25 million at contract exchange rates of ¥106.57: US$1 ~ ¥111.42: US$1 with contract due dates of January through March 2004. As a result of the

above foreign currency forward contracts, an unrealized valuation gain and loss amounting to ₩654 million and ₩3,715 million, respectively, were charged to operations for the year ended December 31, 2003.

As of December 31, 2002, the Company had outstanding forward contracts with Deutsche Bank and others for selling Dollars amounting to US$28 million at contract rates of ₩1,204.15: US$1 ~ ₩1,220.00: US$1 with contract due dates of January through March 2003. As of December 31, 2002, the Company has outstanding forward contracts with Credit Lyonnais for selling Euro and buying Yen amounting to € 2million at contract rates of ¥114.29: €1, with contract due dates of February 2003. As of December 31, 2002, the Company had outstanding forward contracts with Bank of Tokyo-Mitsubishi for selling Euro and buying Dollars amounting to US$10 million with contract rates of €1.0084: US$1~ €1.0223: US$1, with contract due dates of February through June 2003. As a result of the above foreign currency forward contracts, an unrealized valuation gain amounting to ₩3,590 million and an unrealized valuation loss amounting to ₩534 million were charged to operations for the year ended December 31, 2002.

In order to reduce the impact of changes in exchange rates, the Company has also entered into foreign currency option contracts. An unrealized valuation gain and loss amounting to ₩12,051 million and ₩1,422 million, were recorded to current operations for the year ended December 31, 2004. An unrealized valuation loss amounting to ₩4,461 million and ₩494 million was charged to operations for the years ended December 31, 2003 and 2002, respectively.

A summary of the terms of outstanding currency option contracts as of December 31, 2004, is as follows:

Option type	Amount (in millions)	Exercise price	Contract due date
Put	US$160	₩1,035.0/US$~₩1,170.0/US$	January 4, 2005 through June 10, 2005
Call	US$150	₩1,053.1/US$~₩1,188.0/US$	January 4, 2004 through June 10, 2005

A summary of the terms of outstanding currency option contracts as of December 31, 2003, was as follows:

	Option type	Amount (in millions)	Exercise price	Contract due date
Deutsche Bank	Put	US$10.00	₩ 1,150.0/US$	January 8, 2004
	Call	US$10.00	₩1,161.25/US$	January 8, 2004
	Put	US$10.00	₩ 1,150.0/US$	January 8, 2004
	Call	US$10.00	₩ 1,165.4/US$	January 8, 2004
	Put	US$10.00	₩ 1,180.0/US$	February 11, 2004
	Call	US$10.00	₩1,208.35/US$	February 11, 2004
	Put	US$10.00	₩ 1,175.0/US$	March 4, 2004
	Call	US$10.00	₩ 1,199.0/US$	March 4, 2004
Standard Chartered Bank	Put	US$10.00	₩ 1,170.0/US$	January 19, 2004
	Call	US$10.00	₩ 1,189.6/US$	January 19, 2004
	Put	US$10.00	₩ 1,155.0/US$	March 12, 2004
	Call	US$10.00	₩ 1,177.9/US$	March 12, 2004
	Put	US$10.00	₩ 1,150.0/US$	April 6, 2004
	Call	US$10.00	₩1,177.35/US$	April 6, 2004
Citibank	Put	US$10.00	₩ 1,150.0/US$	January 28, 2004
	Call	US$10.00	₩ 1,168.0/US$	January 28, 2004
	Put	US$ 5.00	₩ 1,185.0/US$	June 16, 2004
	Call	US$ 5.00	₩ 1,222.9/US$	June 16, 2004

	Option type	Amount (in millions)	Exercise price	Contract due date
KorAm Bank	Put	US$10.00	₩ 1,150.0/US$	January 28, 2004
	Call	US$10.00	₩ 1,168.0/US$	January 28, 2004
	Put	US$10.00	₩ 1,175.0/US$	February 18, 2004
	Call	US$10.00	₩ 1,207.8/US$	February 18, 2004
	Put	US$10.00	₩ 1,150.0/US$	March 9, 2004
	Call	US$10.00	₩ 1,171.5/US$	March 9, 2004
	Put	US$ 5.00	₩ 1,180.0/US$	May 6, 2004
	Call	US$ 5.00	₩ 1,212.0/US$	May 6, 2004
	Put	US$ 5.00	₩ 1,175.0/US$	May 19, 2004
	Call	US$ 5.00	₩ 1,208.5/US$	May 19, 2004
	Put	US$ 5.00	₩ 1,180.0/US$	June 14, 2004
	Call	US$ 5.00	₩ 1,219.3/US$	June 14, 2004
	Put	US$10.00	₩ 1,170.0/US$	March 12, 2004
	Call	US$10.00	₩ 1,199.1/US$	March 12, 2004
Korea Development Bank	Put	US$ 5.00	₩ 1,180.0/US$	June 14, 2004
	Call	US$ 5.00	₩ 1,219.3/US$	June 14, 2004
Credit Agricole Indosuez	Put	US$ 5.00	₩ 1,170.0/US$	May 13, 2004
	Call	US$ 5.00	₩1,200.25/US$	May 13, 2004
Bank One	Put	US$ 5.00	₩ 1,180.0/US$	May 6, 2004
	Call	US$ 5.00	₩ 1,208.1/US$	May 6, 2004
	Put	US$ 5.00	₩ 1,170.0/US$	May 14, 2004
	Call	US$ 5.00	₩ 1,199.4/US$	May 14, 2004
ABN-AMRO Bank	Put	US$10.00	₩ 1,150.0/US$	April 7, 2004
	Call	US$10.00	₩ 1,177.1/US$	April 7, 2004
	Put	US$10.00	₩ 1,190.0/US$	June 22, 2004
	Call	US$10.00	₩ 1,225.4/US$	June 22, 2004
Korea Exchange Bank	Put	US$10.00	₩ 1,170.0/US$	January 16, 2004
	Call	US$10.00	₩ 1,192.8/US$	January 16, 2004
	Put	US$10.00	₩ 1,190.0/US$	July 2, 2004
	Call	US$10.00	₩ 1,230.0/US$	July 2, 2004
Societe Generate	Put	US$10.00	₩ 1,150.0/US$	April 6, 2004
	Call	US$10.00	₩ 1,178.6/US$	April 6, 2004

A summary of the terms of outstanding currency option contracts as of December 31, 2002, was as follows:

	Option type	Amount (In millions)	Exercise price	Contract due date
Citibank	Put	US$ 8.0	₩ 1,150.0/US$	January 23, 2003
	Call	US$ 8.0	₩ 1,225.2/US$	January 23, 2003
	Put	US$ 10.0	₩ 1,212.0/US$	February 20, 2003
	Call	US$ 10.0	₩ 1,241.0/US$	February 20, 2003
	Put	US$ 10.0	₩ 1,190.0/US$	February 25, 2003
	Call	US$ 10.0	₩ 1,249.4/US$	February 25, 2003
	Put	US$ 10.0	₩ 1,205.0/US$	May 30, 2003
	Call	US$ 10.0	₩ 1,250.3/US$	May 30, 2003
Deutsche Bank	Put	US$ 10.0	₩ 1,150.0/US$	January 22, 2003
	Call	US$ 10.0	₩ 1,209.0/US$	January 22, 2003
	Put	US$ 10.0	₩ 1,190.0/US$	January 28, 2003
	Call	US$ 10.0	₩ 1,250.0/US$	January 28, 2003
	Put	US$ 10.0	₩ 1,255.0/US$	April 15, 2003
	Call	US$ 10.0	₩ 1,310.0/US$	April 15, 2003
Credit Lyonnais	Put	US$ 10.0	₩ 1,240.0/US$	January 13, 2003
	Call	US$ 10.0	₩1,294.25/US$	January 13, 2003
	Put	US$ 10.0	₩ 1,245.0/US$	April 11, 2003
	Call	US$ 10.0	₩ 1,303.5/US$	April 11, 2003

In order to reduce the impact of changes in interest rates and exchange rates, the Company has also entered into a cross currency swap contract. An unrealized valuation gain of ₩31,568 million and ₩1,684 million was recorded to current operations for the years ended December 31, 2004 and 2003.

A summary of the terms of the outstanding cross currency swap contract as of December 31, 2004, is as follows:

	Transaction amount		Annual interest rate (%)		
	Disbursement	Receipts	Receipts	Disbursement	Maturity
			(in millions)		
Standard Chartered Bank	₩110,000	US$ 93	4.50%	3M LIBOR + 0.79%	November 7, 2005
Barclays Bank	117,150	100	5.00%	3M LIBOR + 1.17%	February 26, 2007

A summary of the terms of the outstanding cross currency swap contract as of December 31, 2003 was as follows:

	Transaction amount		Annual interest rate (%)		
	Receipts	Disbursement	Receipts	Disbursement	Maturity
			(in millions)		
Standard Chartered Bank	₩110,000	US$93	4.50%	3M Libor + 0.79%	November 7, 2005

As a result of the above derivatives contracts, a realized gain of ₩38,367 million and a realized of ₩12,716 million were recorded as a non-operating income and expense, respectively, for the year ended December 31, 2004.

As a result of the above derivatives contracts, a realized gain of ₩9,049 million and a realized loss of ₩6,022 million were recorded as a non-operating income and expense, respectively, for the year ended December 31, 2003. As a result of the above derivatives contracts, a gain of ₩23,428 million and a loss of ₩11,506 million were recognized for the year ended December 31, 2002.

As of December 31, 2004, the Company is named as a defendant in legal actions which were brought against the Company by Matsushita Electric Industrial Co., Ltd. in Japan and AVS Corporation in Canada. In addition, the Company is named as either the defendant or the plaintiff in various foreign and domestic legal actions arising from the normal course of business. The aggregate amounts of domestic claims as the defendant and plaintiff amounted to approximately ₩17,232 million as of December 31, 2004. The Company believes that the outcome of these legal actions is uncertain but, in any event, they would not result in a material ultimate loss for the Company.

18. Capital Stock

Capital stock as of December 31, 2004 and 2003 are as follows:

	Number of shares issued	Par value per share	Millions of Korean Won
Common stock	139,606,263	₩ 5,000	₩ 698,031
Preferred stock [1]	17,185,992	5,000	85,930
	156,792,255		₩ 783,961

As of December 31, 2004 the number of shares authorized is 600 million shares.

[1] The preferred shareholders have no voting rights and are entitled to non-participating and non-cumulative preferred dividends at a rate of one percentage point over those for common stock. This preferred dividend rate is not applicable to stock dividends.

19. Capital Surplus

As a result of the spin-off on April 1, 2002, ₩1,876,153 million was recorded as capital surplus representing the difference between net assets transferred from LG Electronics Investment Ltd. of ₩2,815,707 million, net of capital stock of ₩783,961 million and capital adjustments transferred from LG Electronics Investment Ltd. of ₩155,593 million.

As a result of the issuance of foreign currency convertible bonds in August 2003 and May 2004, a premium for conversion rights of ₩29,471 million was recorded as a capital surplus representing the difference between the issuance price of convertible bonds and the present value of bonds under identical conditions without conversion rights. In addition, as a result of disposal of treasury stock, gains on disposal of treasury stock of ₩1,919 million were recorded as a capital surplus.

20. Retained Earnings

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock

through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company's majority shareholder.

In accordance with the regulations regarding securities issuance and disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, a portion of retained earnings equal to a minimum of 10% of its annual income plus at least 50% of the net gain from the disposal of property, plant and equipment after deducting related taxes, until shareholders' equity equals 30% of total assets. This reserve is not available for the payment of dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company's majority shareholders.

Pursuant to the Special Tax Treatment Control Law, the Company is allowed to appropriate retained earnings as a reserve for research and manpower development. This reserve is not available for the payment of dividends until used for the specified purposes or reversed.

21. Capital Adjustments

Capital adjustments as of December 31, 2004 and 2003, consist of the following:

	2004	2003	2002
	(in millions of Korean Won)		
Treasury stock	₩(46,657)	₩ (8,977)	₩(11,850)
Gain on valuation of equity method investment securities	299,877	163,609	98,456
Gain (loss) on valuation of available-for-sale securities	7,812	(92,012)	(19,218)
Loss from disposal of treasury stock	—	(62)	(166)
	₩261,032	₩ 62,558	₩ 67,222

The Company has retained treasury stocks consisting of 793,208 shares (2003 : 194,953 shares; 2002 : 215,973 shares) of common stock and 4,680 shares (2003 and 2002 : 4,678 shares) of preferred stock as of December 31, 2004. The Company intends to either grant these treasury stocks to employees and directors as compensation, or to sell these in the future.

22. Income Taxes

Income tax expense for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
	(in millions of Korean Won)		
Current income taxes	₩146,352	₩185,718	₩ 323,790
Deferred income taxes	144,963	(17,557)	(149,983)
Income taxes added to shareholders' equity	22,857	5,815	—
Income tax expense	₩314,172	₩173,976	₩ 173,807

The reconciliations from income before income taxes to taxable income for the year ended December 31, 2004 and 2003 and 2002, are as follows:

	2004	2003	2002
	(in millions of Korean Won)		
Income before income taxes	₩ 1,860,126	₩ 836,800	₩656,232
Temporary differences:			
Allowance for doubtful accounts	(34,646)	(80,514)	21,020
Product warranty reserve	61,675	4,782	47,360
Amortization of intangible assets	38,270	53,122	54,744
Equity method investment securities	(1,180,816)	(448,201)	26,899
Loss on impairment of investment securities	61,694	302,506	40,764
Duty drawback	(30,080)	(25,471)	(3,616)
Others	41,652	76,046	(24,145)
	817,875	719,070	819,258
Permanent differences	(67,202)	32,307	142,010
Taxable income	₩ 750,673	₩ 751,377	₩961,268

The income tax effects of temporary differences comprising the deferred income tax assets (liabilities) as of December 31, 2004, 2003 and 2002, are as follows:

	2004	2003	2002
	(in millions of Korean Won)		
Depreciation	₩ (42,943)	₩ 1,499	₩ 462
Allowance for doubtful accounts	21,658	37,829	61,770
Product warranty	40,056	23,095	23,522
Amortization of intangible assets	(10,104)	(21,470)	(38,055)
Equity method investment securities	(156,360)	169,227	318,492
Accrued expenses	108,978	41,006	922
Others	55,581	(1,458)	(129,208)
Tax amount	16,866	249,728	237,905
Tax credit carried forward	87,899	—	—
Deferred income tax assets	₩ 104,765	₩249,728	₩ 237,905

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the assets to its estimated net realizable value. The statutory income tax rate, including resident tax surcharges, applicable to the Company was approximately 29.7% in 2004 and 2003, and was amended to 27.5% effective for fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003. Deferred income tax assets were computed by applying the present tax rate of 29.7% for the temporary differences expected to be realized in 2004, and by applying the amended tax rate of 27.5% for the temporary differences expected to be realized in fiscal years beginning January 1, 2005 and thereafter, except for 29.7% for certain temporary differences expected to be filed as revision of the prior years' tax return in 2005.

As a result of tax adjustments and tax credits, effective tax rate of the Company for the year ended December 31, 2004 is approximately 16.9% (2003 : 20.8%; 2002 : 26.5%).

23. Earnings Per Share

Basic earnings per share is computed by dividing net income allocated to common stock by the weighted-average number of common shares outstanding during the year. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the year.

Basic earnings per share for the years ended December 31, 2004 and 2003, are calculated as follows:

	2004	2003	2002
		(in millions of Korean Won, except per share amounts)	
Net income as reported on the statements of income	₩ 1,545,954	₩ 662,824	₩ 482,425
Less: Preferred stock dividends (Note 24)	(26,631)	(22,336)	(18,040)
Additional income available for dividends allocated to preferred stock	(144,406)	(51,154)	(35,663)
Net income allocated to common stock	1,374,917	589,334	428,722
Weighted-average number of common shares outstanding	139,016,745	139,357,190	135,714,686
Basic earnings per share and ordinary income per share (in Won)	₩ 9,890	₩ 4,229	₩ 3,159

Basic ordinary income per share is identical to the basic earnings per share since there was no extraordinary gain or loss.

Diluted earnings per share is computed by dividing diluted net income, which is adjusted by adding back the after-tax amount of interest expense on any convertible debt and dividends on any convertible preferred stock, by the weighted-average number of common shares and diluted securities outstanding during the period. Diluted ordinary income per share is computed by dividing diluted ordinary income allocated to common stock, which is diluted net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares and diluted securities outstanding during the period.

Diluted earnings per share for years ended December 31, 2004, 2003 and 2002, are calculated as follows:

	2004	2003	2002
	(in millions of Korean Won, except per share amounts)		
Net income allocated to common stock	₩ 1,374,917	₩ 589,334	₩ 428,722
Add: Interest expense on convertible bonds, net of tax [1]	14,027	2,129	—
	1,388,944	591,463	428,722
Weighted-average number of common shares and diluted securities outstanding	145,949,525	141,272,019	135,714,686
Diluted earnings per share and diluted ordinary income per share (in Won)	₩ 9,517	₩ 4,187	₩ 3,159

[1] This is computed based on the effective tax rate of 16.9% (2003: 20.8%; 2002:26.5%) for the year ended December 31, 2004 (Note 22).

Diluted ordinary income per share is identical to the diluted earnings per share since there were no extraordinary gains or loss.

The diluted securities outstanding as of December 31, 2004, are as follows:

Diluted security	Face value	Conversion period	Number of shares of common stock to be issued	Conversion price
		(in millions, except conversion price)		
Foreign currency denominated convertible bonds, issued in 2003	₩339,796 (US$287.5)	September 12, 2003 through July 28, 2006	4,920,464 shares	₩ 68,900 per share
Foreign currency denominated convertible bonds, issued in 2004	₩296,975 (US$250.0)	May 18, 2005 through May 7, 2007	3,049,221 shares	₩ 96,869 per share

24. Dividends

Details of dividends declared for the years ended December 31, 2004, 2003 and 2002, are as follows:

	2004		2003		2002	
	Dividend ratio (%)	Dividend amount	Dividend ratio (%)	Dividend amount	Dividend ratio (%)	Dividend amount
			(in millions of Korean Won)			
Common stock	30%	₩ 208,220	25%	₩ 174,264	20%	₩ 139,390
Preferred stock	31%	26,631	26%	22,336	21%	18,041
		₩ 234,851		₩ 196,600		₩ 157,431

The Company's dividend payout ratio for the years ended December 31, 2004, 2003 and 2002, is computed as follows:

	2004	2003	2002
	(in millions of Korean Won, except for ratios)		
Total dividends (A)	₩ 234,851	₩ 196,600	₩ 157,431
Net income (B)	1,545,954	662,824	482,425
Dividend payout ratio ((A)/(B))	15.19%	29.66%	32.63%

The Company's dividend yield ratio for the years ended December 31, 2004, 2003 and 2002, is computed as follows:

	2004		2003		2002	
	Common stock	Preferred stock	Common stock	Preferred stock	Common Stock	Preferred stock
	(in Korean Won)					
Dividend per share (A)	₩ 1,500	₩ 1,550	₩ 1,250	₩ 1,300	₩ 1,000	₩ 1,050
Market price as of balance sheet date (B)	64,100	36,000	58,600	25,950	41,300	18,800
Dividend yield ratio ((A)/(B))	2.34%	4.31%	2.13%	5.01%	2.42%	5.59%

25. Transactions with Related Parties

Significant transactions entered into in the ordinary course of business with related parties for the years ended December 31, 2004, 2003 and 2002, and the related account balances outstanding as of December 31, 2004, 2003 and 2002, are summarized as follows:

	Sales	Purchases	Receivables	Payables
		(in millions of Korean Won)		
LG Infocomm U.S.A. Inc. (LGICUS)	₩ 3,088,021	₩ 7,110	₩ 5,719	₩ 183
LG Electronics U.S.A. Inc. (LGEUS)	1,021,092	4,707	1,107	—
Hitachi-LG Data Storage Inc. (HLDS)	997,625	37,934	25,120	475
LG Electronics Service Europe Netherlands B.V. (LGESE)	914,416	36,129	54,277	1,635
LG Electronics Huizhou Inc. (LGEHZ)	817,745	2,062	11	16
LG Electronics Italy S.P.A. (LGEIS)	760,432	91,233	435	10,415
LG Electronics United Kingdom Ltd. (LGEUK)	710,424	109,526	6,413	47,422
LG Telecom, Ltd.	694,471	1,020	160,077	372
LG Electronics Australia PTY, Ltd. (LGEAP)	632,622	5,171	1,407	48
Hi Plaza Inc.	485,871	43,444	1,119	18,178
LG IBM PC Co., Ltd.	292,754	33,496	57,484	2,817
LG Electronics Wales Ltd. (LGEWA)	239,174	1,722	72	34
PT LG Electronics Display Devices Indonesia (LGEDI)	222,097	2,784	12,914	46
LG.Philips LCD Co., Ltd.	149,248	461,660	29,521	84,407
LG.Philips Displays Holding B.V. [1]	25,964	478,811	7,577	29,575
LG Chem, Ltd.	4,725	351,535	2,451	27,443
Zenith Electronics Corporation (Zenith)	2,955	69	—	—
LG MRO	1,573	112,431	7,580	60,130
Others [2]	5,733,951	1,563,281	259,432	283,183
2004	₩16,795,160	₩3,344,125	₩632,716	₩566,379
2003	₩12,590,720	₩2,679,403	₩584,407	₩319,545
2002	₩ 8,963,449	₩2,543,650	₩990,556	₩819,649

1 For year ended December 31, 2004, purchases of ₩478,811 million include the purchase of LG.Philips Displays Holding B.V.'s trade accounts receivable from the Company's subsidiaries amounting to ₩245,895 million.

2 It includes purchase and sale of investment securities from (to) LG Corp.

26. Segment Information

The Company has organized three reportable business segment: Digital Display & Media business segment, Digital Appliance business segment and Mobile Communication business segment. In addition, the Company has a centralized supporting division to provide general and administrative, marketing and sales and research and development services to each business segment.

The main products that each business segment manufactures and sells are as follows:

Digital Display & Media business segment:	VCR, CD-ROM, audio, TV, monitor, PDP and PC
Digital Appliance business segment:	Refrigerator, washing machine, air conditioner, microwave oven and vacuum cleaner
Mobile Communication business segment:	CDMA handset, UMTS handset, wireless telephone, WLL handset, mobile telecommunication, transmitter, switchboard and keyphone system

Financial data by business segment as of and for the year ended December 31, 2004, are as follows:

		Business Segment			
	Total	Digital Display & Media	Digital Appliance	Mobile Communication [1]	Supporting Division
		(in millions of Korean Won)			
Sales					
External sales	₩ 24,659,317	₩ 9,037,195	₩ 6,215,601	₩ 9,232,673	₩ 173,848
Inter-business segment sales	347,725	66,757	15,236	27,669	238,063
	₩ 25,007,042	₩ 9,103,952	₩ 6,230,837	₩ 9,260,342	₩ 411,911
Operating income (loss)	₩ 1,249,734	₩ 289,247	₩ 448,038	₩ 610,279	₩ (97,830)
Property, plant and equipment	₩ 3,629,549	₩ 1,536,095	₩ 845,981	₩ 472,464	₩ 775,009
Intangible assets	635,532	43,410	16,260	245,734	330,128
	₩ 4,265,081	₩ 1,579,505	₩ 862,241	₩ 718,198	₩1,105,137
Depreciation and amortization	₩ 667,366	₩ 233,098	₩ 108,407	₩ 174,165	₩ 151,696

1 As of January 1, 2004, the Company reorganized its business structure and moved the PC division from the Mobile Communication business segment to the Digital Display & Media business segment.

Financial data by business segment as of and for the year ended December 31, 2003, were as follows:

	Total	Business Segment			Supporting Division
		Digital Display & Media[(1)]	Digital Appliance	Mobile Communication	
		(in millions of Korean Won)			
Sales					
External sales	₩20,176,910	₩6,885,305	₩5,648,794	₩7,463,418	₩ 179,393
Inter-business segment sales	281,742	107,668	15,706	33,251	125,117
	₩20,458,652	₩6,992,973	₩5,664,500	₩7,496,669	₩ 304,510
Operating income (loss)	₩ 1,062,193	₩ 397,482	₩ 496,743	₩ 285,711	₩ (117,743)
Property, plant and equipment	₩ 3,122,720	₩ 929,461	₩ 881,809	₩ 512,034	₩ 799,416
Intangible assets	836,301	47,124	14,240	366,316	408,621
	₩ 3,959,021	₩ 976,585	₩ 896,049	₩ 878,350	₩1,208,037
Depreciation and amortization	₩ 617,894	₩ 167,677	₩ 120,660	₩ 160,139	₩ 169,418

(1) As of January 1, 2003, the Company reorganized its business structure and moved the PC division from the Digital Display & Media business segment to the Mobile Communication business segment.

Financial data by business segment as of and for the year ended December 31, 2002, were as follows:

	Total	Business Segment				Supporting Division
		Digital Display & Media	Digital Appliances	Mobile Handset	Telecommunication System	
		(in millions of Korean Won)				
Sales						
External sales	₩18,602,926	₩7,942,962	₩6,042,705	₩3,524,001	₩903,882	₩ 189,376
Inter-business segment sales	231,520	84,255	21,080	40,057	4,007	82,121
	₩18,834,446	₩8,027,217	₩6,063,785	₩3,564,058	₩907,889	₩ 271,497
Operating income (loss)	₩ 1,028,460	₩ 250,819	₩ 588,252	₩ 342,246	₩(73,910)	₩ (78,947)
Property, plant and equipment	₩ 2,893,372	₩ 827,438	₩ 849,042	₩ 218,590	₩222,004	₩ 776,298
Intangible assets	972,467	71,449	13,343	314,204	99,239	474,232
Total	₩ 3,865,839	₩ 898,887	₩ 862,385	₩ 532,794	₩321,243	₩1,250,530
Depreciation and amortization	₩ 576,698	₩ 175,711	₩ 123,015	₩ 97,944	₩ 50,223	₩ 129,805

Financial data by geographic area for the year ended December 31, 2004, are as follows:

	Total	Domestic	North America	Europe	Central & South America	Central Asia & Africa	Asia	Oceania	CIS
	(in millions of Korean Won)								
Sales									
External sales	₩24,659,317	₩5,086,207	₩6,223,292	₩3,847,650	₩663,953	₩1,035,247	₩5,810,769	₩683,620	₩1,308,579
Ratio (%)	100%	20%	25%	16%	3%	4%	24%	3%	5%
Inter-division sales	347,725	347,725	—	—	—	—	—	—	—
	₩25,007,042	₩5,433,932	₩6,223,292	₩3,847,650	₩663,953	₩1,035,247	₩5,810,769	₩683,620	₩1,308,579

Financial data by geographic area for the year ended December 31, 2003, were as follows:

	Total	Domestic	North America	Europe	Central & South America	Central Asia & Africa	Asia	Oceania	CIS
	(in millions of Korean Won)								
Sales									
External sales	₩20,176,910	₩4,793,702	₩5,760,389	₩1,787,823	₩413,315	₩942,978	₩4,894,076	₩460,057	₩1,124,570
Ratio (%)	100%	24%	28%	9%	2%	5%	24%	2%	6%
Inter-division sales	281,742	281,742	—	—	—	—	—	—	—
	₩20,458,652	₩5,075,444	₩5,760,389	₩1,787,823	₩413,315	₩942,978	₩4,894,076	₩460,057	₩1,124,570

Financial data by geographic area for the year ended December 31, 2002, were as follows:

	Total	Domestic	North America	Central & South America	Europe	Central Asia & Africa	Asia	Oceania	CIS
	(in millions of Korean Won)								
Sales									
External sales	₩18,602,926	₩6,655,059	₩4,164,805	₩514,006	₩1,756,352	₩812,107	₩4,136,685	₩254,874	₩309,038
Ratio (%)	100%	36%	22%	3%	9%	4%	22%	2%	2%
Inter-division sales	231,520	231,520	—	—	—	—	—	—	—
	₩18,834,446	₩6,886,579	₩4,164,805	₩514,006	₩1,756,352	₩812,107	₩4,136,685	₩254,874	₩309,038

27. Value Added Information

Details of accounts included in the computation of value added for the years ended December 31, 2004, 2003 and 2002, are as follows:

	2004			2003			2002		
	Selling and administrative expenses	Manufacturing costs	Total	Selling and administrative expenses	Manufacturing costs	Total	Selling and administrative expenses	Manufacturing costs	Total
	(in millions of Korean Won)								
Salaries	₩ 632,759	₩ 736,913	₩1,369,672	₩490,534	₩ 590,443	₩1,080,977	₩276,944	₩ 592,311	₩ 869,255
Depreciation and amortization	284,198	383,168	667,366	293,181	324,713	617,894	206,722	320,719	527,441
Welfare expenses	88,818	125,454	214,272	82,149	123,289	205,438	44,462	105,935	150,397
Severance benefits	67,667	105,915	173,582	57,248	78,502	135,750	40,499	71,192	111,691
Rental charges	55,694	11,165	66,859	44,770	13,946	58,716	33,449	12,027	45,476
Taxes and dues	14,346	10,559	24,905	9,449	8,376	17,825	5,930	6,795	12,725
	₩1,143,482	₩1,373,174	₩2,516,656	₩977,331	₩1,139,269	₩2,116,600	₩608,006	₩1,108,979	₩1,716,985

28. Environmental Investment

For the year ended December 31, 2004, the Company's environmental investments, pursuant to environmental laws and the Company's environmental policies, amounted to ₩38,552 (2003: ₩22,427 million).

29. Employee Welfare and Social Contribution

The Company's investments for employee welfare for the year ended December 31, 2004 amounted to ₩221,146 million (2003: ₩214,955 million).

The Company's social contributions for the year ended December 31, 2004 amounted to ₩10,352 million (2003: ₩8,271 million).

30. Operating Results for the Final Interim Period

Significant operating results for the three-month periods ended December 31, 2004, 2003 and 2002, are as follows:

	2004	2003	2002
	(in millions of Korean Won, except per share amounts)		
Sales	₩6,521,349	₩5,417,450	₩4,608,973
Cost of sales	5,065,431	4,144,519	3,684,159
Operating income	94,909	197,694	42,202
Net income (loss) for the period	163,381	(17,206)	(179,096)
Basic earnings (loss) per share (in Won)	1,046	(164)	(1,328)
Diluted earnings (loss) per share (in Won)	1,023	(164)	(1,328)

31. Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the years ended December 31, 2004, 2003 and 2002, are as follows:

	2004	2003	2002
	(in millions of Korean Won)		
Reclassification of current maturities of debentures	₩649,140	₩985,112	₩672,599
Transfer to buildings, machinery and others from construction-in-progress	400,505	102,259	51,117
Changes in capital adjustments arising from the equity method of accounting for investments	136,267	7,641	—
Transfer to machinery and equipment from machinery-in-transit	33,933	108,299	77,434
Reclassification of current maturities of long-term debt	—	4,468	14,726
Changes in retained earnings arising from deducting organization costs	—	3,271	—
Additional paid-in capital in relation to the spin-off	—	—	434,171

32. Spin-off

Upon a resolution of the Board of Directors on November 15, 2001 and a resolution of the shareholders on December 28, 2001, LGE was spun off from LG Electronics Investment Ltd. on April 1, 2002. On April 2, 2002,

LGE completed the registration process required for new companies, in accordance with the Commercial Code of the Republic of Korea.

In accordance with the provisions in the Commercial Code Article No. 530-2, LG Electronics Investment Ltd. established LGE to engage in the electronics, information and communications businesses.

LGE issued shares within the amount of net assets, which is the difference between the transferred assets and liabilities, and the shares were distributed to the shareholders of LG Electronics Investment Ltd. in proportion to their shares in LG Electronics Investment Ltd..

Accrued severance liabilities for employees working for LGE were transferred effective April 1, 2002.

LGE and LG Electronics Investment Ltd. jointly and severally hold a guarantee for the obligations before the spin-off.

Condensed financial information as of April 1, 2002 of the two companies after the spin-off is as follows:

		Post spin-off	
	Prior to spin-off	LG Electronics Investment Ltd.	LG Electronics Inc.
	(in millions of Korean Won)		
Assets	₩11,982,532	₩2,972,213	₩9,443,488
Liabilities	7,514,855	887,074	6,627,781
Equity	4,467,677	2,085,139	2,815,707

Depositary receipts (4,383,591 shares of non-voting preferred stock) which were transferred to LGE upon the spin-off were listed on the London Stock Exchange in September 2002.

33. Subsequent Event

The Company and IBM Korea Inc. divided their joint venture company, LG IBM PC Co., Ltd., and on January 1, 2005 the Company merged with a portion of the PC division from the joint venture.

On January 24, 2005, the Company signed a memorandum of understanding with Nortel Networks Corporation of Canada for establishment of a joint venture to engage in the field of communication equipment and networking solution.

Report of Independent Accountants

To the Board of Directors and Shareholders of
LG Electronics Inc.

We have reviewed the accompanying non-consolidated balance sheet of LG Electronics Inc. (the "Company") as of March 31, 2005, and the related non-consolidated statements of income and cash flows for the three-month periods ended March 31, 2005 and 2004, expressed in Korean won. These interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these interim financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of LG Electronics Inc. as of December 31, 2004, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 28, 2005. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2004, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2004.

As discussed in Note 25 to the accompanying non-consolidated financial statements, for the three-month period ended March 31, 2005, the Company entered into various transactions with affiliated companies, including LG Electronics U.S.A. Inc., including sales amounting to ₩3,627,795 million and purchases amounting to ₩873,649 million. As of March 31, 2005, related receivables and payables approximate ₩706,752 million and ₩318,400 million, respectively.

As discussed in Note 27 to the accompanying non-consolidated financial statements, on January 1, 2005, the Company absorbed a part of PC division of LG IBM PC Co., Ltd., a joint venture with IBM Korea Inc. This absorption is aimed to optimize business efficiency, align operational strategies, and maximize profitability. On January 4, 2005, LG IBM PC Co., Ltd. was dissolved.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other

countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Seoul, Korea
April 15, 2005

> This report is effective as of April 15, 2005, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG Electronics Inc.

Non-Consolidated Balance Sheets
March 31, 2005 and December 31, 2004
(Unaudited)

	2005	2004
	(in millions of Korean won)	
Assets		
Current assets		
Cash and cash equivalents (Notes 3 and 7)	₩ 1,087,750	₩ 648,416
Short-term investments (Note 5)	89,501	89,501
Trade accounts and notes receivable, net (Notes 6, 7 and 25)	1,240,701	999,023
Inventories, net (Notes 8 and 12)	1,537,249	1,675,031
Other accounts receivable, net (Notes 6 and 7)	370,361	544,885
Prepaid expenses	79,974	40,116
Accrued income, net (Note 6)	19,637	12,751
Advances, net (Note 6)	51,792	46,650
Derivatives transaction debit (Note 17)	37,389	51,475
Deferred income tax assets (Note 23)	147,486	—
Other current assets, net (Note 6)	4,533	2,795
Total current assets	4,666,373	4,110,643
Property, plant and equipment, net (Notes 11, 12 and 26)	3,703,781	3,629,549
Long-term financial instruments (Note 4)	13,539	17,961
Long-term investment securities (Note 9)	84,922	65,234
Equity method investments (Note 10)	3,886,355	4,096,263
Refundable deposits (Note 7)	393,684	380,128
Long-term prepaid expenses	139,615	141,459
Deferred income tax assets(Note 23)	—	104,765
Long-term loans receivable, net (Notes 6 and 25)	71,938	52,305
Intangible assets, net (Notes 13 and 26)	602,116	635,532
Other non-current assets	321	402
Total assets	₩13,562,644	₩13,234,241

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Auditors

LG Electronics Inc.

Non-Consolidated Balance Sheets—(Continued)
March 31, 2005 and December 31, 2004
(Unaudited)

	2005	2004
	(in millions of Korean won)	
Liabilities and Shareholders' Equity		
Current liabilities		
Short-term borrowings (Note 14)	₩ 124,935	₩ 209,890
Current maturities of long-term debt (Note 14)	841,554	646,783
Trade accounts and notes payable (Notes 7 and 25)	2,107,869	1,758,233
Other accounts payable (Note 7)	1,086,404	1,118,603
Income taxes payable (Note 23)	41,470	9,119
Dividends payable	234,851	—
Accrued expenses (Note 7)	911,779	993,225
Withholdings	9,493	19,110
Unearned income	1,016	1,644
Advances from customers	195,306	200,150
Derivatives transaction credit (Note 17)	3,171	2,066
Total current liabilities	5,557,848	4,958,823
Debentures and convertible bonds, net of current maturities and discounts on debentures (Note 15)	2,399,609	2,593,616
Long-term debt, net of current maturities (Note 15)	364,810	286,655
Accrued severance benefits, net (Note 16)	263,864	233,246
Product warranty reserve	172,143	145,657
Deferred income tax liabilities (Note 23)	82,847	—
Other long-term liabilities	116	77
Total liabilities	8,841,237	8,218,074
Commitments and contingencies (Note 17)		
Shareholders' equity		
Capital stock (Notes 1 and 18)	784,618	783,961
Capital surplus (Note 19)	1,907,453	1,907,543
Retained earnings (Note 20)	1,915,295	2,063,631
Capital adjustments (Note 21)	114,041	261,032
Total shareholders' equity	4,721,407	5,016,167
Total liabilities and shareholders' equity	₩13,562,644	₩13,234,241

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG Electronics Inc.

Non-Consolidated Statements of Income
Three-Month Periods Ended March 31, 2005 and 2004
(Unaudited)

	2005	2004
	(in millions of Korean won, except per share amounts)	
Sales (Notes 25 and 26)	₩5,958,530	₩5,996,438
Cost of sales (Note 25)	4,462,524	4,573,775
Gross profit	1,496,006	1,422,663
Selling and administrative expenses	1,216,170	1,015,805
Operating income (Note 26)	279,836	406,858
Non-operating income		
Equity in earnings of equity-method investees (Note 10)	48,970	351,546
Foreign exchange gains	93,496	115,127
Interest income	11,833	10,597
Refund of income taxes	—	797
Gain on valuation of derivatives (Note 17)	6,581	23,033
Gain on disposal of investment securities	74	8,069
Gain on settlement of derivatives (Note 17)	5,777	3,003
Reversal of allowance for doubtful accounts	133	—
Rent income	4,234	3,025
Dividend income	604	4,873
Gain on disposal of property, plant and equipment	573	1,240
Others	16,141	40,295
	188,416	561,605
Non-operating expenses		
Foreign exchange losses	65,075	69,036
Interest expense	47,244	48,048
Loss from transfer of trade accounts and notes receivable	34,180	28,686
Loss from disposal of property, plant and equipment	4,184	51,747
Loss from disposal of investment securities	995	20,188
Loss on impairment of investment securities	693	3,218
Additional payment of income taxes	7,135	—
Loss on settlement of derivatives (Note 17)	1,505	3,288
Donations	2,308	1,968
Loss on valuation of derivatives (Note 17)	4,032	—
Other bad debt expense	2,510	321
Equity in losses of equity-method investees (Note 10)	207,845	—
Others	13,962	9,528
	391,668	236,028
Income before income taxes	76,584	732,435
Income tax expense (benefit) (Note 23)	(6,621)	147,733
Net income	₩ 83,205	₩ 584,702
Basic earnings per share and ordinary income per share (in won) (Note 24)	₩ 532	₩ 3,735
Diluted earnings per share and diluted ordinary income per share (in won) (Note 24)	₩ 526	₩ 3,618

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG Electronics Inc.

Non-Consolidated Statements of Cash Flows
Three-Month Periods Ended March 31, 2005 and 2004
(Unaudited)

	2005	2004
	(in millions of Korean won)	
Cash flows from operating activities		
Net income	₩ 83,205	₩ 584,702
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	224,976	156,418
Amortization of discounts on debentures	9,743	4,890
Provision for severance benefits	45,337	67,467
Loss from transfer of trade accounts and notes receivable	34,180	28,686
Bad debt expense	3,298	10,228
Gain on foreign currency translation, net	(16,710)	(34,047)
Loss from disposal of investment securities, net	921	12,119
Loss on impairment of investment securities	693	3,218
Loss from disposal of property, plant and equipment, net	3,611	50,507
Equity in losses (gains) of equity-method investees, net	158,875	(351,546)
Gain on valuation of derivatives, net	(2,549)	(23,033)
Loss (gain) on settlement of derivatives, net	(4,272)	285
Provision for product warranty	26,486	22,409
Others	563	—
	485,152	(52,399)
Changes in operating assets and liabilities		
Increase in trade accounts and notes receivable	(247,152)	(486,568)
Decrease in other accounts receivable	180,698	108,261
Increase in accrued income	(6,530)	(24,989)
Increase in advances	(5,545)	(29,497)
Increase in other current assets	—	(16)
Decrease (increase) in inventories	134,228	(27,484)
Increase in prepaid expenses	(39,749)	(30,987)
Decrease in long-term prepaid expenses	1,843	—
Decrease (increase) in deferred income tax assets	(41,518)	73,996
Increase in trade accounts and notes payable	287,943	15,378
Decrease in other accounts payable	(37,114)	(186,705)
Increase (decrease) in accrued expenses	(74,682)	158,152
Decrease in withholdings	(11,344)	(30,974)
Increase (decrease) in advances from customers	(5,368)	9,304
Increase in income taxes payable	32,160	53,154
Payment of severance benefits	(32,031)	(38,469)
Decrease in severance insurance deposits	15,903	13,111
Decrease in contributions to the National Pension Fund	853	1,025
Decrease in deferred income tax liabilities	(15,297)	—
Others	(1,125)	(104)
	136,173	(423,412)
Net cash provided by operating activities	704,530	108,891

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG Electronics Inc.

Non-Consolidated Statements of Cash Flows—(Continued)
Three-Month Periods Ended March 31, 2005 and 2004
(Unaudited)

	2005	2004
	(in millions of Korean won)	
Cash flows from investing activities		
Disposal of short-term financial instruments	—	39,924
Increase in short-term and long-term loans, net	(21,485)	(11,545)
Disposal of long-term financial instruments	4,423	—
Acquisition of long-term financial instruments	—	(1,514)
Proceeds from disposal of investment securities	3,723	122,902
Acquisition of investment securities	(41,456)	(298,400)
Payment of refundable deposits	(11,839)	(16,775)
Proceeds from disposal of property, plant and equipment	5,828	15,050
Proceeds from disposal of derivatives	22,013	—
Acquisition of property, plant and equipment	(260,787)	(242,363)
Acquisition of intangible assets	(10,761)	(6,790)
Acquisition of derivatives	—	(285)
Others	(31)	(704)
Net cash used in investing activities	(310,372)	(400,500)
Cash flows from financing activities		
Proceeds from short-term borrowings	—	251,011
Payment of current maturities of long-term debt	—	(229,161)
Proceeds from issuance of debentures	—	165,631
Proceeds from long-term debt	95,185	—
Payment of short-term borrowings	(84,584)	—
Acquisition of treasury stock	—	(16,283)
Net cash provided by financing activities	10,601	171,198
Cash inflow from merger	34,575	—
Net increase (decrease) in cash and cash equivalents	439,334	(120,411)
Cash and cash equivalents (Note 29)		
Beginning of the interim period	648,416	536,853
End of the interim period	₩1,087,750	₩ 416,442

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG Electronics Inc.

Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

1. The Company

LG Electronics Inc. (the "Company") was spun off from LG Electronics Investment Ltd. (formerly LG Electronics Inc.) on April 1, 2002, to engage in the manufacture and sale of electronic, and information and communication products. Former LG Electronics Inc. was incorporated in February 1959 under the Commercial Code of the Republic of Korea to manufacture and sell electronics, and information and communication products, and had its shares listed on the Korea Stock Exchange in April 1970.

As of March 31, 2005, the Company operates manufacturing facilities mainly in Kuro, Pyeongtaek, Chongju, Gumi and Changwon in the Republic of Korea.

As of March 31, 2005, the Company has outstanding capital stock amounting to ₩784,618 million, including non-voting preferred stock. The Company's stock was relisted on the Korean Stock Exchange on April 22, 2002, and its depositary receipts ("DRs") were relisted on the London Stock Exchange in September 2002.

As of March 31, 2005, LG Corp. and its related parties own 32.1% of the Company's total stocks including common stock and preferred stock, while financial institutions, foreign investors and others own the rest of the Company's stocks.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below.

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards

established by the Korean Financial Supervisory Commission. As SKFAS Nos. 10 *Inventories*, 12 *Construction-Type Contracts* and 13 *Debt Restructuring and Rescheduling* became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements covering periods beginning on or after this date. As SKFAS No. 15 *Equity Method Accounting* through No. 17 *Provisions, Contingent Liabilities, and Contingent Assets* became applicable to the Company on January 1, 2005, the Company adopted these Standards in its financial statements as of and for the three-month period ended March 31, 2005.

Revenue Recognition

Revenues from finished products and merchandise are recognized when goods are delivered and most of the risks and benefits associated with the possession of goods are substantially transferred. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Cash and Cash Equivalents

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Investments in Securities

The Company accounts for equity and debt securities under the provisions of SKFAS No. 8, *Investments in Securities*. This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities whose fair value may not be determined, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are charged to capital adjustments, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities after the amortization of discounts or premiums.

Equity Method Investments

Investments in equity securities of companies over which the Company exercises a control or significant influence are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

The Company discontinues the equity method of accounting for investments when the Company's share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended. Differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are amortized over five years using the straight-line method, and the amortization is charged to current operations.

In addition, the proportionate share in the difference between fair value of the investee's identifiable assets (liabilities) and book value is amortized according to the investee's accounting for the assets and liabilities.

Unrealized profit included in inventories and property, plant and equipment from transactions between the Company and equity method investees is calculated based on gross margin by product and eliminated considering the percentage of ownership. However, unrealized profit arising from sales by the Company to equity method investees which are its consolidated subsidiaries is eliminated fully. Unrealized profit arising from sales between equity method investees is also eliminated considering the percentage of ownership.

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities, and three-month average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders' equity.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on the aggregate estimated collectibility of the accounts.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for inventories-in-transit which is determined using the specific identification method. If the net realizable value of inventory is less than its cost, a contra inventory account representing the valuation loss is presented to reduce the inventory to its net realizable value. The said valuation loss is recorded as cost of sales. If, however, the circumstances which caused the valuation loss ceased to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed, limited to the original carrying amount before valuation. The said reversal is a deduction from cost of sales.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets, as described below.

	Estimated useful life
Buildings	20 – 40 years
Structures	20 – 40 years
Machinery and equipment	5 – 10 years
Tools	2 – 5 years
Furniture, fixtures and vehicles	5 years

In 2005, the Company reduced its estimate of the useful life of moulds included in tools from five years to two years to better reflect their economic useful life. This change resulted in increase in depreciation expense for the three-month period ended March 31, 2005 by ₩ 47,070 million.

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals which enhance the value of the assets over their most recently appraised value are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely, and recognizes an impairment loss when the carrying value of an asset exceeds the value of its future economic benefits. The carrying value of the impaired assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Lease Transactions

Lease agreements that include a bargain purchase option, resulting in the transfer of ownership at the end of the lease term, have a term longer than 75% of the estimated economic life of the leased property, or have a present value of the minimum lease payments at the beginning of the lease term amounting to more than 90% of the fair value of the leased property, are accounted for as capital leases. Leases that do not meet these criteria are accounted for as operating leases, of which the total minimum lease payments are charged to expense over the lease period on a straight-line basis.

Research and Development Costs

Research costs are expensed as incurred. Development costs directly relating to a new technology or new products, for which the estimated future benefits are probable, are recognized as intangible assets. Amortization of development costs is computed using the straight-line method over five years from the commencement of the commercial production of the related products. Such costs are subject to continual analysis of recoverability. In the event that such amounts are not estimated to be recoverable, they are written down to their net realizable value.

Intangible Assets

Intangible assets are stated at acquisition cost, net of accumulated amortization. Acquisition cost is the total of the production or purchase cost and other incidental expenses. Amortization is computed using the straight-line method over the estimated useful lives, which range from five to ten years.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely. An impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Borrowing Costs

Interest and other financial costs incurred on borrowings used to acquire property, plant and equipment, intangible assets and investments are all charged to expense as incurred.

Discounts (Premiums) on Debentures

Discounts (premiums) on debentures are amortized using the effective interest rate method over the repayment period of the debentures. The amortized amount is included in interest expense.

Treasury Stock

Treasury stock is stated at cost and recorded as a capital adjustment in shareholders' equity. Gain on disposal of treasury stock is recorded as a capital surplus. Any loss on disposal of treasury stock is offset against prior gains on disposal of treasury stock included in capital surplus. The remaining loss is offset against retained earnings.

Product Warranty

The Company provides warranties against product defects for a specified period of time after the sale. Estimated costs of product warranties are charged to current operations at the time of sale and are included in the accompanying non-consolidated balance sheets as a product warranty reserve.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum severance payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Contributions made under the National Pension Plan and severance insurance deposits are deducted from accrued severance benefits. Contributed amounts are refunded from the National Pension Plan and the insurance companies to employees upon their retirement.

Income Taxes

The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to be reversed. Deferred income tax assets are recognized to the extent that it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities.

Tax credits for investments and development of research and manpower are accounted for using the flow-through method, whereby income taxes are reduced in the period the assets that gave rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred income tax assets, subject to realizability as stated above, are recognized for the carryforward amount.

According to SKFAS No. 16 *Income Taxes*, which became effective on January 1, 2005, the Company classified deferred income tax assets and liabilities into current portion and non-current portion based on net amount. Deferred income tax is recognized on unrealized gains or losses resulting from valuation of investment securities. However, previous financial statements presented for comparative purpose are not restated according to addendum of SKFAS No. 16.

Sale of Accounts and Notes Receivable

The Company sells certain accounts or notes receivable to financial institutions at a discount, and accounts for the transactions as a sale of the receivables, if the rights and obligations relating to the receivables are substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rate in effect at the balance sheet date (₩1,024.3: US$1 as of March 31, 2005, ₩1,043.8: US$1 as of December 31, 2004), and resulting translation gains or losses are recognized in current operations. However, convertible bonds in foreign currency are translated into Korean won at the agreed rate of exchange, considering the exercise of conversion rights by the creditors.

Derivative Financial Instruments

The Company utilizes several derivative financial instruments ("derivatives") such as forward exchanges, swaps and option contracts to reduce its exposure resulting from fluctuations in foreign currency and interest rates. The derivatives are carried at fair market value. Unrealized gains or losses on derivatives for trading or fair value hedging purposes are recorded in current operations. Unrealized gains or losses on derivatives for cash flow hedging purposes are recorded in current operations for the portion of the hedge that is not effective. For the portions of cash flow hedges which are effective, unrealized gains or losses are accounted for in the capital adjustments account and recorded in current operations in the period when the underlying transactions have an effect on operations.

Convertible Bonds

The Company recorded a premium for conversion rights as a capital surplus representing the difference between the issuance price of convertible bonds and the present value of bonds under identical conditions without conversion rights. The Company offset the conversion rights adjustment by the face value of the convertible bonds and added a call premium to the face value of convertible bonds.

Government grants

The Company recognizes government grants, which are to be repaid, as liabilities. Government grants, which are intended to be used for the acquisition of certain assets, are deducted from the cost of the acquired assets. Before the acquisition of the assets specified by the grant, the amounts are recognized as a deduction from the account under which the asset to be acquired is to be recorded, or from the other assets acquired as a temporary investment of the grant received.

Government grants, which are received to compensate for specific expenses, are offset against the related expenses. Other government grants, for which the use or purpose is not specified, are recorded as gains from assets contributed and are recognized in current operations.

3. Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2005 and December 31, 2004, consist of the following:

	Annual interest rate (%) at March 31, 2005	2005	2004
	(in millions of Korean won)		
Cash on hand	—	₩ 22	₩ 27
Checking accounts	—	5,701	3,569
Foreign currency checking accounts	—	61,505	26,921
Demand deposits	0.1 - 0.3	25,426	11,863
Foreign currency time deposits	1.0 - 5.0	117,619	74,036
Money market funds	3.2 - 8.9	800,000	502,000
Beneficiary certificates	3.4 - 3.5	77,477	30,000
		₩1,087,750	₩648,416

4. Financial Instruments

Long-term financial instruments as of March 31, 2005 and December 31, 2004, consist of the following:

	Annual interest rate (%) at March 31, 2005	2005	2004
	(in millions of Korean won)		
Long-term financial instruments			
Other deposits	0.2 - 4.5	₩13,539	₩17,961

As of March 31, 2005, long-term financial instruments of ₩13,539 million (2004 : ₩17,961 million) are deposited in connection with maintaining checking accounts or research and development projects funded by the government. The withdrawal of these financial instruments is restricted.

5. Short-term investments

Short-term investments as of March 31, 2005 and December 31, 2004 are as follows:

	2005			2004
	Acquisition cost	Market value	Carrying value	Carrying value
	(in millions of Korean won)			
Commercial papers issued by LG Card Co., Ltd.	₩111,876	₩89,501	₩89,501	₩89,501

As approved by the Board of Directors on February 6, 2004, the Company purchased commercial paper of LG Card Co., Ltd. ("**LG Card**") with a face value of ₩150,000 million as part of the fulfillment of LG Card's

business normalization agreement with the creditor financial institutions. Commercial paper, amounting to ₩111,876 million and classified as short-term investments, is scheduled to mature by December 31, 2005. The remaining commercial papers amounting to ₩38,124 million are classified as long-term investment securities (Note 9).

6. Receivables

Receivables, including trade accounts and notes receivable as of March 31, 2005 and December 31, 2004, consist of the following:

	2005			
	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value
		(in millions of Korean won)		
Trade accounts and notes receivable	₩1,317,190	₩(76,489)	₩ —	₩1,240,701
Other accounts receivable	382,663	(11,183)	(1,119)	370,361
Accrued income	19,830	(193)	—	19,637
Advances	56,410	(4,618)	—	51,792
Other current assets	4,565	(32)	—	4,533
Long-term loans receivable	72,665	(727)	—	71,938
	₩1,853,323	₩(93,242)	₩(1,119)	₩1,758,962

	2004			
	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value
		(in millions of Korean won)		
Trade accounts and notes receivable	₩1,072,150	₩(73,127)	₩ —	₩ 999,023
Other accounts receivable	554,436	(8,377)	(1,174)	544,885
Accrued income	12,970	(219)	—	12,751
Advances	50,650	(4,000)	—	46,650
Other current assets	2,810	(15)	—	2,795
Long-term loans receivable	52,810	(505)	—	52,305
	₩1,745,826	₩(86,243)	₩(1,174)	₩1,658,409

As of March 31, 2005, trade bills negotiated through banks that have not yet matured amount to approximately ₩3,814,086 million, which includes US$2,725 million and EUR648 million (Note 17).

7. Assets and Liabilities Denominated in Foreign Currencies

As of March 31, 2005 and December 31, 2004, monetary assets and liabilities denominated in foreign currencies, other than those disclosed in Notes 14 and 15, are as follows:

	2005			2004		
	Foreign currency		Korean won equivalent	Foreign Currency		Korean won equivalent
			(in millions)			
Cash and cash equivalents	US$	108	₩110,833	US$	65	₩ 67,779
	JP¥	884	8,425	JP¥	185	1,877
	EUR	41	53,633	EUR	11	16,072
	Others	—	6,273	Others	—	15,229
			179,164			100,957
Trade accounts receivable	US$	356	364,171	US$	275	287,355
	JP¥	360	3,425	JP¥	96	973
	EUR	35	46,137	EUR	16	23,126
	GBP	10	19,997	GBP	—	844
	AUD	110	86,633	AUD	—	84
	Others	—	4,195	Others	—	1,143
			524,558			313,525
Other accounts receivable	US$	131	134,620	US$	128	133,168
	EUR	12	16,506	EUR	12	17,685
	Others	—	9,630	Others	—	13,993
			160,756			164,846
Refundable deposits	JP¥	58	555	JP¥	58	587
	US$	3	2,663	US$	2	1,913
	Others	—	368	Others	—	371
			3,586			2,871
Trade accounts payable	US$	816	835,488	US$	609	635,306
	JP¥	10,892	103,746	JP¥	12,036	121,816
	EUR	18	23,253	EUR	13	17,916
	Others	—	2,583	Others	—	279
			965,070			775,317
Other accounts payable	AUD	3	2,179	AUD	4	2,946
	CAD	1	902	CAD	1	1,114
	EUR	12	15,942	EUR	22	30,704
	JP¥	157	1,497	JP¥	441	4,467
	US$	171	175,364	US$	127	132,399
	Others	—	4,427	Others	—	11,715
			200,311			183,345
Accrued expenses	US$	97	99,494	US$	36	37,593
	Others	—	1,962	Others	—	640
			₩101,456			₩ 38,233

8. Inventories

Inventories as of March 31, 2005 and December 31, 2004, consist of the following:

	2005			2004
	Acquisition cost	Inventory valuation allowance	Carrying value	Carrying value
		(in millions of Korean won)		
Merchandise	₩ 30,860	₩ (2,581)	₩ 28,279	₩ 28,213
Finished products	550,471	(33,296)	517,175	608,420
Work-in-process	377,868	—	377,868	313,023
Raw materials	543,187	(14,713)	528,474	589,463
Parts and supplies	90,141	(4,688)	85,453	135,912
	₩1,592,527	₩(55,278)	₩1,537,249	₩1,675,031

See Note 12 for inventories insured against various property risks.

9. Long-Term Investment Securities

Long-term investment securities as of March 31, 2005 and December 31, 2004, are as follows:

	2005	2004
	(in millions of Korean won)	
Available-for-sale securities	₩84,071	₩64,383
Held-to-maturity securities	851	851
	₩84,922	₩65,234

Available-for-sale securities as of March 31, 2005 and December 31, 2004, are as follows:

	Percentage of ownership (%) at March 31, 2005	2005 Acquisition cost	2005 Net asset value/Market value	2005 Carrying value	2004 Acquisition cost	2004 Net asset value/Market value	2004 Carrying value
		(in millions of Korean won)					
Marketable equity securities							
Nara Mold & Die Co., Ltd.	12.57	₩ 812	₩ 3,633	₩ 3,633	₩ 812	₩ 2,918	₩ 2,918
Tube Media Co., Ltd.	3.02	142	670	670	142	604	604
Odicorp Co., Ltd.	8.83	318	1,494	1,494	318	1,568	1,568
Vodavi Technology Inc. [1]	—	—	—	—	2,928	6,761	6,761
Hutchison Telephone Company Limited [2]	—	—	—	—	3,462	3,622	3,622
ADP Engineering Co., Ltd. [3]	7.03	75	14,758	14,758	—	—	—
LG Card Co., Ltd. [4]	0.95	19,062	34,539	34,539	—	—	—
		20,409	55,094	55,094	7,662	15,473	15,473
Non-marketable equity securities							
Domestic companies							
Innopla Co., Ltd.	19.90	245	853	245	245	854	245
Castec Korea Co., Ltd.	5.00	182	766	182	182	859	182
Msoltech [5]	10.00	635	—	—	635	—	—
AL Tech Inc.	8.53	589	247	589	589	272	589
Korea Information Certificate Authority Inc.	9.35	1,852	1,230	1,852	1,852	1,230	1,852
Association of Electronics Environment	36.04	4,698	5,127	4,698	4,698	4,309	4,698
Temco, Inc.	13.04	1,200	1,200	1,200	1,200	1,200	1,200
Netgenetech. Co., Ltd.	7.50	176	215	176	176	35	176
Manager Society, Inc.	3.70	200	5	200	200	14	200
Silicon Works	12.00	501	824	501	501	504	501
LG fund for small and medium Enterprises [1]	—	—	—	—	2,500	2,435	2,500
TU Media Corp.	4.74	6,500	5,762	6,500	6,500	5,765	6,500
Eonex Technologies, Inc. [3]	2.14	2,080	2,080	2,080	600	600	600
ADS Technologies Co., Ltd. [3]	15.00	150	150	150	—	—	—
Others	—	3,579	1,545	1,545	3,654	1,620	1,620
Overseas companies							
Erlang Technology Inc. [5]	6.90	1,129	—	—	1,129	—	—
Neopoint Inc. [5]	16.62	1,604	—	—	1,604	—	—
E2OPEN.COM [5]	3.64	15,694	—	—	15,694	—	—
COMMIT Incorporated	13.47	4,990	4,990	4,990	4,990	4,990	4,990
Monet Mobile Networks [5]	1.90	1,299	—	—	1,299	—	—
SUNPOWER.INC	10.35	1,257	169	1,257	1,257	231	1,257
Others	—	507	507	507	507	507	507
		49,067	25,670	26,672	50,012	25,425	27,617
Debt securities							
Bonds issued by the government		101	101	101	27	27	27
Convertible bonds issued by NeoDis Co., Ltd.		2,204	2,204	2,204	2,204	2,204	2,204
Commercial papers issued by LG Card Co., Ltd [2]		—	—	—	38,124	19,062	19,062
		2,305	2,305	2,305	40,355	21,293	21,293
		₩71,781	₩83,069	₩84,071	₩98,029	₩62,191	₩64,383

1 For the three month period ended March 31, 2005, the investments were reclassified as equity-method investment securities.

2 For the three month period ended March 31, 2005, the Company disposed of the investment in Hutchison Telephone Company Limited, resulting in loss from disposal of investment securities of ₩45 million.

3 For the three month period ended March 31, 2005, the Company newly or additionally purchased the investments.
4 Investment in commercial papers of LG Card Co., Ltd. at December 31, 2004 were converted into investment in equity securities of LG Card in January 2005.
5 Carrying value was fully written down due to the negative net book value or bankruptcy of the investee company as of March 31, 2005.

The annual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities as of March 31, 2005 and December 31, 2004, are as follows:

	2005		2004	
Due in	Available-for-sale securities	Held-to-maturity securities	Available-for-sale securities	Held-to-maturity securities
	(in millions of Korean won)			
Less than one year and one year [1]	₩89,501	₩—	₩ 89,501	₩—
Over one year through five years	2,305	807	21,293	807
Over five years through ten years	—	44	—	44
	₩91,806	₩851	₩110,794	₩851

1 These are classified as short-term investments (Note 5).

The details of changes in accumulated gains (losses) on valuation of available-for-sale securities as recorded in capital adjustments for three month periods ended March 31, 2005 and 2004, are as follows (Note 21):

	January 1, 2005	Gain (loss)	Disposal	Income tax effect	March 31, 2005
	(in millions of Korean won)				
Nara Mold & Die Co., Ltd.	₩2,107	₩ 714	₩—	₩ (776)	₩ 2,045
Tube Media Co., Ltd.	462	66	—	(145)	383
Odicorp Co., Ltd.	1,250	(74)	—	(323)	853
Vodavi Technology Inc.	3,833	(851)	—	(820)	2,162
Hutchison Telephone Company Limited	160	—	160	—	—
ADP Engineering Co., Ltd.	—	14,685	—	(4,038)	10,647
LG Card Co., Ltd.	—	15,477	—	(4,256)	11,221
	₩7,812	₩30,017	₩160	₩(10,358)	₩27,311

	January 1, 2004	Gain (loss)	Disposal	March 31, 2004
	(in millions of won)			
KT Corp.	₩(22,184)	₩ —	₩(22,184)	₩ —
Nara Mold & Die Co., Ltd.	2,187	(357)	—	1,830
Voiceware Co., Ltd.	1,157	417	—	1,574
LG Investment & Securities Co., Ltd.	(75,994)	23,534	—	(52,460)
Vodavi Technology Inc.	3,063	58	—	3,121
E2OPEN.COM	—	(13,795)	—	(13,795)
Bonds issued by the government	(241)	—	(241)	—
	₩(92,012)	₩ 9,857	₩(22,425)	₩(59,730)

Interest income from investment in securities amounts to ₩1,389 million for the three-month period ended March 31, 2005.

10. Equity Method Investments

Equity method investments as of March 31, 2005 and December 31, 2004, are as follows:

	Percentage of ownership (%) at March 31, 2005	2005			2004		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
		(in millions of Korean won)					
Domestic companies							
LG Micron Ltd.	36.00	₩ 68,100	₩ 122,638	₩ 113,966	₩ 68,100	₩ 120,716	₩ 111,651
LG Innotek Co., Ltd.	69.80	59,308	147,572	152,769	59,308	148,963	154,651
Hankuk Electric Glass Co., Ltd.	20.00	119,282	137,221	124,220	119,282	140,549	125,082
LG.Philips LCD Co., Ltd.	44.57	726,169	2,531,646	2,356,819	726,169	2,572,987	2,399,076
LG IBM PC Co., Ltd. [1]	—	—	—	—	11,907	16,689	16,522
Hi Plaza Inc.	100.00	100,511	111,428	101,956	100,511	108,965	99,275
STIC Ventures Co., Ltd.	94.00	28,200	24,093	24,093	28,200	28,264	28,264
Hi Business Logistics [2]	100.00	8,000	10,824	10,824	4,500	6,115	6,114
Overseas companies							
Goldstar Electronics Thailand Co., Ltd. (G.S.T.) [3]	49.00	36	36	36	36	36	36
Hitachi-LG Data Storage Inc. (HLDS)	49.00	7,684	18,745	27,258	7,684	22,350	30,823
LG Electronics Austria GmbH (LGEAG) [3]	100.00	116	—	116	116	116	116
LG Electronics Almaty Kazak Co., Ltd. (LGEAK)	100.00	3,746	15,277	12,450	3,746	15,508	11,438
LG Electronics Antwerp Logistics N.V. (LGEAL) [4]	100.00	967	713	—	967	1,637	356
LG Electronics Australia Pty, Ltd. (LGEAP) [4]	100.00	1,558	9,464	—	1,558	7,305	—
LG Electronics Argentina S.A. (LGEAR) [5]	100.00	7,410	—	—	7,410	—	—
Arcelik-LG Klima Sanayi ve Ticaret A.S. (LGEAT)	50.00	14,718	22,058	17,506	14,718	21,869	20,621
LG Electronics Colombia, Ltda. (LGECB)	100.00	3,330	8,269	4,132	3,330	5,038	3,786
LG Electronics China Co., Ltd. (LGECH) [4]	100.00	56,154	18,287	—	56,154	22,484	—
LG Electronics Canada, Inc. (LGECI)	100.00	13,779	13,128	7,295	13,779	16,562	9,888
LG Electronics Inc. Chile Limitada (LGECL)	100.00	5,856	6,915	5,383	5,856	7,659	6,960
LG Electronics Czech S.R.O. (LGECZ)	100.00	6,534	6,341	4,797	6,534	6,993	6,106
LG Electronics Deutschland GmbH (LGEDG)	100.00	26,938	22,898	3,744	26,938	24,465	9,370
PT LG Electronics Display Devices Indonesia (LGEDI)	100.00	32,085	66,805	49,809	32,085	66,687	48,348
LG Electronics Design Tech, Ltd. (LGEDT) [3,5]	100.00	1,002	—	—	1,002	1,002	1,002
LG Electronics Egypt Cairo S.A.E. (LGEEC)	100.00	4,382	1,533	2,991	4,382	1,467	3,032
LG Electronics Egypt S.A.E. (LGEEG)	83.97	2,860	1,854	1,191	2,860	1,603	1,085
LG Electronics Espana S.A. (LGEES) [4]	100.00	17,408	15,980	—	17,408	13,368	—
LG Goldstar France S.A.R.L. (LGEFS) [4]	100.00	7,139	5,599	—	7,139	952	—

	Percentage of ownership (%) at March 31, 2005	2005 Acquisition cost	2005 Net asset value	2005 Carrying value	2004 Acquisition cost	2004 Net asset value	2004 Carrying value
		(in millions of Korean won)					
LG Electronics Gulf FZE (LGEGF)	100.00	8,312	7,783	1,750	8,312	7,918	4,522
LG Electronics HK Limited (LGEHK) [2]	100.00	9,398	9,935	9,926	4,316	4,445	4,445
LG Electronics Nature (Hangzhou) Recording Media Co., Ltd. (LGEHN)	49.00	4,031	2,933	2,854	4,031	3,087	3,037
LG Electronics Hellas S.A. (LGEHS)	100.00	6,063	6,465	2,216	6,063	6,820	5,402
LG Electronics Huizhou Inc. (LGEHZ)	80.00	1,277	26,758	22,097	1,277	28,405	22,038
LG Electronics India Pvt. Ltd. (LGEIL)	100.00	38,476	125,288	122,991	38,476	120,896	121,544
PT LG Electronics Indonesia (LGEIN)	100.00	29,431	27,865	16,456	29,431	18,560	18,052
LG Electronics Italy S.P.A. (LGEIS) [4]	100.00	28,170	20,672	—	28,170	21,075	8,047
LG Electronics Japan Inc. (LGEJP) [4]	100.00	12,978	967	—	12,978	1,954	583
Kunshan LGMS Computer Co., Ltd. (LGEKS)	100.00	2,649	998	309	2,649	3,027	2,649
LG Electronics Mlawa SP.Zo.O. (LGEMA) [2]	100.00	61,561	67,280	52,387	36,024	48,791	45,869
LG Electronics Morocco S.A.R.L. (LGEMC)	100.00	3,352	2,716	385	3,352	3,806	1,171
LG Electronics Middle East Co., Ltd. (LGEME) [3]	100.00	462	462	462	462	462	462
Goldstar Mobilecomm France SASU (LGEMF) [3]	100.00	5,621	5,621	5,621	5,621	5,621	5,621
LG-MECA Electronics Haiphong, Inc. (LGEMH)	70.00	1,690	2,096	1,827	1,690	3,007	2,782
LG Electronics Magyar Kft. (LGEMK)	100.00	5,575	6,501	2,233	5,575	9,170	3,991
LG Electronics (M) SDN.BHD (LGEML)	100.00	7,869	7,869	7,869	7,869	7,869	7,869
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM) [1]	100.00	31,439	(532)	—	31,439	4,928	1,066
LG Electronics Mexico S.A. de C.V. (LGEMS)	100.00	13,575	20,989	12,455	13,575	23,076	21,169
LG MITR Electronics Co., Ltd. (LGEMT) [2]	93.07	19,050	11,694	9,440	15,925	10,447	6,098
LG Electronics North of England Ltd. (LGENE) [5]	100.00	11,229	901	694	11,229	9,981	10,052
LG Electronics (Nanjing) Plazma Co., Ltd. (LGENP)	100.00	13,241	12,225	4,003	13,241	(1,822)	5,057
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	70.00	9,367	24,342	14,240	9,367	20,516	16,518
LG Electronics Philippines, Inc. (LGEPH) (formerly LGECM)	100.00	23,524	717	2,350	23,524	1,713	3,000
LG Electronics Polska SP.Zo.O. (LGEPL)	100.00	4,117	10,828	8,567	4,117	11,217	9,000
Nanjing LG Panda Appliance Co., Ltd. (LGEPN)	70.00	7,596	13,927	11,589	7,596	12,672	11,843
LG Electronics Peru S.A. (LGEPR)	100.00	7,699	4,947	3,901	7,699	3,744	2,784
LG Electronics Panama S.A. (LGEPS)	100.00	2,333	8,417	6,538	2,333	6,144	3,755
LG Electronics Portugal (LGEPT)	100.00	20,927	16,474	11,197	20,927	20,338	17,528
LG Electronics Qinhuangdao Co., Ltd. (LGEQH)	100.00	3,284	8,152	6,704	3,284	7,160	6,587
LG Electronics RUS, LLC (LGERA) [2,3]	100.00	10,621	10,621	10,621	5,411	5,411	5,411
LG Electronics Russia Inc. (LGERI)	95.00	391	10,221	10,221	391	9,785	9,785
LG Electronics Romania S.R.L (LGERO)	100.00	7,350	9,200	8,468	7,350	8,427	8,256
LG Electronics S.A. Pty Ltd. (LGESA)	100.00	3,382	26,709	21,407	3,382	33,045	29,028
LG Electronics Service Europe Netherlands B.V. (LGESE) [4]	100.00	10,470	32,772	—	10,470	14,372	—
Shanghai LG Electronics Co., Ltd. (LGESH)	70.00	4,899	11,472	7,471	4,899	9,170	7,704
LG Electronics de Sao Paulo Ltda. (LGESP)	100.00	28,481	81,790	71,445	28,481	78,801	68,234
LG Electronics Sweden AB (LGESW) [4]	100.00	5,668	3,044	—	5,668	5,780	2,581
LG Electronics Shenyang Inc. (LGESY)	78.87	11,267	22,938	15,201	11,267	16,765	13,474
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	80.00	42,948	127,292	97,567	42,948	109,743	100,046
LG Electronics Thailand Co., Ltd. (LGETH)	93.75	3,407	29,672	21,608	3,407	21,650	21,708
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	100.00	19,846	12,060	11,031	19,846	12,174	10,935
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	100.00	59,205	20,909	21,404	59,205	16,369	27,001
LG Electronics United Kingdom Ltd. (LGEUK) [4]	100.00	34,723	3,832	—	34,723	7,501	—
LG Electronics Ukraine Co., Ltd. (LGEUR) [3]	100.00	1,041	1,041	1,041	1,041	1,041	1,041
LG Electronics U.S.A., Inc. (LGEUS)	100.00	148,109	116,829	64,197	148,109	134,835	108,995

	Percentage of ownership (%) at March 31, 2005	2005			2004		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
		(in millions of Korean won)					
LG Electronics Vietnam Co., Ltd. (LGEVN)	100.00	6,035	8,647	7,783	6,035	9,846	8,546
LG Electronics Wales Ltd. (LGEWA)	100.00	963,757	83,848	16,930	963,757	149,207	69,650
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT)	51.00	10,188	10,391	5,318	10,188	11,067	6,821
Kunshan LGMS Computer Co., Ltd. (LGMSK)	100.00	1,690	1,690	1,690	1,690	1,690	1,690
LG Soft India PVT, Ltd. (LGSI)	100.00	5,084	9,175	10,934	5,084	7,543	9,338
EIC Properties PTE, Ltd.	38.20	9,636	2,132	2,132	9,636	2,198	2,198
LG Infocomm Thailand, Inc. (LGICTH)	60.00	3,246	5,473	3,980	3,246	5,651	4,094
Vietnam Korea Exchange, Ltd. (V.K.X.)	40.00	1,736	1,685	1,694	1,736	2,040	2,064
LG TOPS	40.00	2,699	930	930	2,699	902	930
Langchao LG (Yantai) Digital Mobile Technology Research & Development Co., Ltd. [3]	49.00	824	824	824	824	824	824
LGE (China) R&D Center	100.00	8,201	6,523	6,523	8,201	6,544	6,544
Electromagnetica Goldstar S.R.L. [3]	50.00	508	508	508	508	508	508
SLD Telecom Pte. Ltd.	42.74	68,487	41,483	42,017	68,487	51,711	52,279
Triveni Digital Inc. [3]	100.00	899	899	899	899	899	899
LG (Yantai) Information & Communication Technology Co., Ltd. [3]	100.00	2,720	2,720	2,720	2,720	2,720	2,720
LG Holdings (HK) Ltd.	31.82	53,378	36,590	33,842	53,378	46,437	42,906
Qingdao LG Langchao Digital Communication Co., Ltd.	60.00	8,749	10,853	6,598	8,749	8,215	3,910
LG Electronics RUS-Marketing, LLC (LGERM) [3,6]	100.00	204	204	204	—	—	—
Hi Ligistics China Company Limited [3,6]	100.00	1,294	1,294	1,294	—	—	—
LG Electronics Singapore Pte Ltd (LGESL) [6]	100.00	7,027	7,027	7,027	—	—	—
LG fund for small and medium Enterprises [3,7]	50.00	2,500	2,414	2,500	—	—	—
Vodavi Technology Inc. [7]	23.22	2,928	2,985	5,910	—	—	—
		₩3,271,166	₩4,533,311	₩3,886,355	₩3,226,666	₩4,598,247	₩4,096,263

1 The Company and IBM Korea Inc. divided their joint venture company, LG IBM PC Co., Ltd., and on January 1, 2005, the Company merged with a portion of the PC division from the joint venture.

2 For the three month period ended March 31, 2005, the Company purchased additional shares of these subsidiaries.

3 Investments in small-sized subsidiaries and affiliates whose total assets as of the previous year end amounted to less than ₩7,000 million, or which have just been established in the current period are stated at cost, in accordance with accounting principles generally accepted in the Republic of Korea.

4 The equity method of accounting has been suspended due to the investee's accumulated losses.

5 The operations of this subsidiary were suspended as of March 31, 2005.

6 This subsidiary has just been established for the three month period ended March 31, 2005.

7 For the three month period ended March 31, 2005, the investments were reclassified to equity method investment securities.

The equity method of accounting is applied based on the affiliates' most recent available financial statements which have been reviewed or which have not been reviewed.

For the three-month period ended March 31, 2005, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are as follows:

	January 1, 2005	Addition	Amortization	March 31, 2005
		(in millions of Korean won)		
Domestic companies				
LG Micron Ltd.	₩ 2,064	₩—	₩ (147)	₩ 1,917
LG Innotek Co., Ltd.	378	—	(38)	340
Hi Plaza Inc.	(1,587)	—	172	(1,415)
Hankuk Electric Glass Co., Ltd.	(13,608)	—	851	(12,757)
	(12,753)	—	838	(11,915)
Overseas companies				
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	8,037	—	(670)	7,367
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	2,161	—	(185)	1,976
LG Electronics Wales Ltd. (LGEWA)	(70,377)		11,729	(58,648)
Others	16,409	—	(1,548)	14,861
	(43,770)	—	9,326	(34,444)
	₩(56,523)	₩—	₩10,164	₩(46,359)

In the above table, positive numbers represent goodwill while negative numbers represent negative goodwill.

For the three-month period ended March 31, 2004, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are as follows:

	January 1, 2004	Addition	Amortization	March 31, 2004
		(in millions of won)		
Domestic companies				
LG Micron Ltd.	₩ 2,653	₩ —	₩ (147)	₩ 2,506
LG Innotek Co., Ltd.	528	—	(38)	490
Hi Plaza Inc.	(2,275)	—	172	(2,103)
Hankuk Electric Glass Co., Ltd.	—	(17,010)	850	(16,160)
	906	(17,010)	837	(15,267)
Overseas companies				
LG Electronics Mlawa SP. Zo. O. (LGEMA)	(775)	—	194	(581)
LG Electronics Service Europe Netherlands B.V. (LGESE)	(53)	—	13	(40)
LG Electronics Shenyang Inc. (LGESY)	228	—	(38)	190
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	10,716	—	(670)	10,046
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	2,901	—	(185)	2,716
LG Electronics Wales Ltd. (LGEWA)	(125,599)	—	12,560	(113,039)
Others	18,169	—	(1,746)	16,423
	(94,413)	—	10,128	(84,285)
	₩ (93,507)	₩(17,010)	₩10,965	₩ (99,552)

In the above table, positive numbers represent goodwill while negative numbers represent negative goodwill.

For the three-month period ended March 31, 2005, the details of the elimination of unrealized gain or loss arising from intercompany transactions according to the equity method of accounting are as follows:

	Inventories	Property, plant and equipment	Intangible assets	Total
		(in millions of Korean won)		
Domestic companies				
LG Micron Ltd.	₩ (49)	₩ 589	₩ —	₩ 540
LG Innotek Co., Ltd.	(468)	14	—	(454)
LG.Philips LCD Co., Ltd.	648	832	9,624	11,104
Hankuk Electric Glass Co., Ltd.	1,614	—	—	1,614
Others	170	3	—	173
	1,915	1,438	9,624	12,977
Overseas companies				
LG Electronics Espana S.A. (LGEES)	(13,245)	—	—	(13,245)
LG Electronics India Pvt. Ltd. (LGEIL)	(6,999)	20	—	(6,979)
LG Electronics Italy S.P.A. (LGEIS)	(12,322)	—	—	(12,322)
LG Electronics Mlawa SP. Zo. O. (LGEMA)	(11,806)	(166)	—	(11,972)
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	(11,354)	(421)	—	(11,775)
LG Electronics U.S.A., Inc. (LGEUS)	(44,742)	477	—	(44,265)
LG Electronics Mexico S.A. de C.V. (LGEMS)	(6,593)	(1)	—	(6,594)
Others	(23,226)	(989)	—	(24,215)
	(130,287)	(1,080)	—	(131,367)
	₩(128,372)	₩ 358	₩9,624	₩(118,390)

In the above table, positive numbers represent equity in earnings of affiliates while negative numbers represent equity in losses of affiliates.

For the three-month period ended March 31, 2004, the details of the elimination of unrealized gain or loss arising from intercompany transactions according to the equity method of accounting were as follows:

	Inventories	Property, plant and equipment	Intangible assets	Total
		(in millions of Won)		
Domestic companies				
LG Micron Ltd.	₩ (357)	₩ (3,971)	₩ —	₩ (4,328)
LG Innotek Co., Ltd.	3,704	(97)	—	3,607
LG.Philips LCD Co., Ltd.	(4,594)	(5,778)	9,624	(748)
LG IBM PC Co., Ltd.	(858)	(62)	—	(920)
Hi Plaza Inc.	5,231	—	—	5,231
	3,126	(9,908)	9,624	2,842
Overseas companies				
LG Electronics Alabama, Inc. (LGEAI)	(3,951)	(689)	—	(4,640)
LG Electronics Huizhou Inc. (LGEHZ)	(3,031)	—	—	(3,031)
LG Electronics India Pvt. Ltd. (LGEIL)	391	(113)	—	278
PT LG Electronics Indonesia (LGEIN)	(1,604)	(531)	—	(2,135)
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	(2,274)	(2)	—	(2,276)
LG Electronics Service Europe Netherlands B.V. (LGESE)	(8,871)	—	—	(8,871)
LG Electronics Shenyang Inc. (LGESY)	(264)	(40)	—	(304)
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	(6,222)	(34)	—	(6,256)
LG Electronics U.S.A., Inc. (LGEUS)	(17,153)	—	—	(17,153)
LG Electronics Wales Ltd. (LGEWA)	1,282	(133)	—	1,149
Others	(70,300)	(1,878)	—	(72,178)
	(111,997)	(3,420)	—	(115,417)
	₩(108,871)	₩(13,328)	₩9,624	₩(112,575)

In the above table, positive numbers represent equity in earnings of affiliates while negative numbers represent equity in losses of affiliates.

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the three-month period ended March 31, 2005, are as follows:

	January 1, 2005	Equity in earnings (losses) of affiliates, net	Others	March 31, 2005
		(in millions of Korean won)		
Domestic companies				
LG Micron Ltd.	₩ 111,651	₩ 2,430	₩ (115)	₩ 113,966
LG Innotek Co., Ltd.	154,651	2,922	(4,804)	152,769
Hankuk Electric Glass Co., Ltd.	125,082	423	(1,285)	124,220
LG.Philips LCD Co., Ltd.	2,399,076	(36,052)	(6,205)	2,356,819
LG IBM PC Co., Ltd.	16,522	(2,362)	(14,160)	—
Hi Plaza Inc.	99,275	2,681	—	101,956
STIC Ventures Co., Ltd.	28,264	(4,600)	429	24,093
Hi Business Logistics	6,114	1,210	3,500	10,824
	2,940,635	(33,348)	(22,640)	2,884,647
Overseas companies				
LG Electronics Huizhou Inc. (LGEHZ)	22,038	356	(297)	22,097
LG Electronics India Pvt. Ltd. (LGEIL)	121,544	3,966	(2,519)	122,991
PT LG Electronics Display Device Indonesia (LGEDI)	48,348	3,050	(1,589)	49,809
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	16,518	(1,915)	(363)	14,240
LG Electronics Shenyang Inc. (LGESY)	13,474	2,068	(341)	15,201
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	100,047	(473)	(2,007)	97,567
LG Electronics U.S.A., Inc. (LGEUS)	108,996	(41,109)	(3,690)	64,197
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR)	27,001	(5,183)	(414)	21,404
LG Electronics Wales Ltd. (LGEWA)	69,650	(21,468)	(31,252)	16,930
LG Electronics Mlawa SP.Zo.O. (LGEMA)	45,869	(13,777)	20,295	52,387
LG Electronics de Sao Paulo Ltda. (LGESP)	68,234	5,100	(1,889)	71,445
SLD Telecom Pte. Ltd.	52,279	(9,423)	(839)	42,017
LG Holdings (HK) Ltd.	42,906	(7,487)	(1,577)	33,842
LG Electronics Mexico S.A. de C.V. (LGEMS)	21,169	(8,196)	(518)	12,455
Others	397,555	(31,036)	(1,393)	365,126
	1,155,628	(125,527)	(28,393)	1,001,708
	₩4,096,263	₩(158,875)	₩(51,033)	₩3,886,355

LG Electronics Inc.

Notes to Non-Consolidated Financial Statements—(Continued)
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the three-month period ended March 31, 2004, are as follows:

	January 1, 2004	Equity in earnings (losses) of affiliates, net	Others	March 31, 2004
	(in millions of won)			
Domestic companies				
LG Micron Ltd.	₩ 86,070	₩ (405)	₩ (278)	₩ 85,387
LG Sports Ltd.	1,204	34	(1,238)	—
LG Innotek Co., Ltd.	137,039	9,221	(777)	145,483
Hankuk Electric Glass Co., Ltd.	—	3,095	118,789	121,884
LG.Philips LCD Co., Ltd.	1,259,904	313,215	11,909	1,585,028
LG IBM PC Co., Ltd.	14,548	644	—	15,192
Hi Plaza Inc.	60,806	2,117	—	62,923
STIC Ventures Co., Ltd.	28,200	21,048	717	49,965
Hi Logistics System (HLS)	4,500	476	—	4,976
	1,592,271	349,445	129,122	2,070,838
Overseas companies				
LG Electronics Alabama, Inc. (LGEAI)	53,116	5,995	(3,235)	55,876
LG Electronics Huizhou Inc. (LGEHZ)	19,943	(880)	(1,125)	17,938
LG Electronics India Pvt. Ltd. (LGEIL)	113,063	2,682	(606)	115,139
PT LG Electronics Indonesia (LGEIN)	23,867	(552)	(3,581)	19,734
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	15,860	(991)	(838)	14,031
LG Electronics Service Europe Netherlands B.V. (LGESE)	20,203	17,838	(1,649)	36,392
LG Electronics Shenyang Inc. (LGESY)	11,831	1,574	(948)	12,457
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	106,851	1,359	(5,002)	103,208
LG Electronics U.S.A., Inc. (LGEUS)	42,594	(14,604)	(1,387)	26,603
Others	622,280	(10,320)	(16,682)	595,278
	1,029,608	2,101	(35,053)	996,656
	₩2,621,879	₩351,546	₩ 94,069	₩3,067,494

As of March 31, 2005 and for the three-month period ended March 31, 2005, summary financial information of major equity-method investees is as follows:

	Total assets	Total liabilities	Net assets	Sales	Net income(loss)
			(in millions of won)		
LG.Philips LCD Co., Ltd.	₩10,379,664	₩4,699,773	₩5,679,891	₩1,770,308	₩(78,830)
LG Innotek Co., Ltd.	436,988	225,569	211,419	212,997	5,850
Hi Plaza Inc.	268,232	156,803	111,429	128,432	2,535
LG Micron Ltd.	724,609	383,912	340,697	187,375	13,160
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	695,213	536,099	159,114	520,328	16,146
LG Electronics India Pvt. Ltd. (LGEIL)	512,018	386,730	125,288	345,632	5,886

As of March 31, 2005, the market value of marketable equity-method investments are as follows:

	Number of shares owned	Market price per share (in won)	Market value (in millions of won)
Hankuk Electric Glass Co., Ltd.	1,614,675	₩47,550	₩ 76,778
LG.Philips LCD Co., Ltd.	145,000,000	44,200	6,409,000
LG Micron Ltd.	2,699,702	55,800	150,643

As of March 31, 2005 and December 31, 2004, the respective accumulated losses of equity method investees from which the application of the equity method of accounting has been suspended due to their accumulated losses are as follows:

	December 31, 2004		March 31, 2005	
	Accumulated losses	Increase (Decrease)	Accumulated losses	Accumulated capital adjustment
		(in millions of Korean won)		
LG Electronics Australia PTY., Ltd. (LGEAP)	₩ 4,141	₩(2,086)	₩ 2,055	₩ (209)
LG Electronics China Co., Ltd. (LGECH)	18,397	5,285	23,682	(1,726)
LG Goldstar France S.A.R.L (LGEFS)	1,040	3,338	4,378	(210)
LE Electronics Espana S.A. (LGEES)	4,138	9,555	13,693	(1,077)
LG Electronics Italia S.P.A (LGEIS)	—	4,677	4,677	—
LG Electronics Monterrey Mexico S.A de C.V. (LGEMM)	—	4,031	4,031	—
LG Electronics Service Europe Netherland B.A (LGESE)	22,565	(16,532)	6,033	(959)
LG Electronics U.K. Ltd. (LGEUK)	3,990	6,317	10,307	(319)
LG Electronics MobileComm U.S.A. Inc. (LGEMU) (Subsidiary of LGEUS)	9,874	21,745	31,619	(311)
Others	—	1,473	1,473	—
	₩64,145	₩ 37,803	₩101,948	₩(4,811)

11. Property, Plant and Equipment

Changes in property, plant and equipment for the three-month period ended March 31, 2005, are as follows:

	Balance at January 1, 2005	Acquisitions and capital expenditure	Transfer-in (out) [1]	Disposals	Depreciation	Balance at March 31, 2005	Accumulated depreciation at March 31, 2005
				(in millions of Korean won)			
Land	₩ 705,134	₩ 5	₩ —	₩ (102)	₩ —	₩ 705,037	₩ —
Buildings	1,115,424	4,418	15,862	(253)	(8,120)	1,127,331	194,085
Structures	73,512	1,782	2,587	(76)	(1,313)	76,492	38,507
Machinery and equipment	754,610	80,836	9,046	(3,832)	(58,206)	782,454	776,085
Tools	425,290	30,894	822	(4,285)	(86,969)	365,752	384,482
Furniture and fixtures	230,695	24,798	1,666	(1,095)	(22,538)	233,526	369,811
Vehicles	7,413	402	—	(8)	(658)	7,149	10,663
Construction-in-progress	309,303	101,610	(26,607)	—	—	384,306	—
Machinery-in-transit	8,168	16,042	(2,476)	—	—	21,734	—
Total	₩3,629,549	₩260,787	₩ 900	₩(9,651)	₩(177,804)	₩3,703,781	₩1,773,633

[1] Includes the amount resulting from the merger with a portion of the PC division of LG IBM PC Co., Ltd.

Changes in property, plant and equipment for the three-month period ended March 31, 2004, are as follows:

	Balance at January 1, 2004	Acquisitions and capital expenditure	Transfer-in (out)	Disposals	Depreciation	Balance at March 31, 2004	Accumulated depreciation at March 31, 2004
				(in millions of Won)			
Land	₩ 707,683	₩ —	₩ —	₩ (28)	₩ —	₩ 707,655	₩ —
Buildings	905,935	3,264	545	(2,007)	(6,551)	901,186	163,853
Structures	65,577	1,052	—	(265)	(1,156)	65,208	33,489
Machinery and equipment	634,708	20,947	861	(9,513)	(45,459)	601,544	610,847
Tools	399,837	57,145	2,101	(50,486)	(31,058)	377,539	255,940
Furniture and fixtures	207,633	20,134	733	(1,565)	(19,801)	207,134	333,147
Vehicles	8,088	1,399	—	(1,692)	(724)	7,071	12,114
Construction in-progress	184,926	127,889	(1,406)	—	—	311,409	—
Machinery in-transit	8,333	10,533	(2,834)	—	—	16,032	—
Total	₩3,122,720	₩242,363	₩ —	₩(65,556)	₩(104,749)	₩3,194,778	₩1,409,390

As of March 31, 2005 and December 31, 2004, the value of the Company's land, as determined by the local government in Korea for property tax assessment purposes, is approximately ₩770,545 million.

A substantial portion of property, plant and equipment as of March 31, 2005, is pledged as collateral for long-term debts up to a maximum of approximately ₩883,461 million. The said amount includes the equivalent of US$99 million, JP¥150 million and EUR360 million (Note 15).

12. Insured Assets

As of March 31, 2005, inventories and property, plant and equipment, other than land and certain construction-in-progress, are insured against fire and other casualty losses up to approximately ₩6,263,079 million. In addition, the Company is insured against business interruption losses and losses arising from the transportation of goods up to approximately ₩5,214,172 million and ₩279,365 million, respectively.

13. Intangible Assets

Changes in intangible assets for the three-month period ended March 31, 2005, are as follows:

	Goodwill[1]	Industrial property rights	Development costs	Other intangible assets	Total
	(in millions of Korean won)				
Balance as of January 1, 2005	₩215,974	₩278,825	₩ 61,804	₩78,929	₩635,532
Additions	3,151	4,441	2,256	3,908	13,756
Disposals	—	—	—	—	—
Amortization	(10,125)	(19,667)	(9,728)	(7,652)	(47,172)
Balance as of March 31, 2005	₩209,000	₩263,599	₩ 54,332	₩75,185	₩602,116
Accumulated amortization as of March 31, 2005	₩192,454	₩391,670	₩216,743	₩99,190	₩900,057

1 Includes goodwill of ₩2,995 million arising from the merger with a portion of the PC division of LG IBM PC Co., Ltd.

Changes in intangible assets for the three-month period ended March 31, 2004, are as follows:

	Goodwill	Industrial property rights	Development costs	Other intangible assets	Total
	(in millions of Korean won)				
Balance as of January 1, 2004	₩256,102	₩381,139	₩115,571	₩83,489	₩836,301
Additions	76	3,039	—	3,675	6,790
Disposals	—	—	—	—	—
Amortization	(10,045)	(21,214)	(13,432)	(6,978)	(51,669)
Balance as of March 31, 2004	₩246,133	₩362,964	₩102,139	₩80,186	₩791,422
Accumulated amortization as of March 31, 2004	₩151,664	₩306,436	₩239,489	₩69,249	₩766,838

Amortization of intangible assets presented under manufacturing costs, and selling and administrative expenses for the three-month periods ended March 31, 2005 and 2004, consist of the following:

	2005	2004
	(in millions of Korean won)	
Manufacturing costs	₩ 4,970	₩ 8,198
Selling and administrative expenses	42,202	43,471
	₩47,172	₩51,669

The carrying value of significant intangible assets as of March 31, 2005 and December 31, 2004, consists of the following:

	2005	2004	Remaining years for amortization
	(in millions of Korean won)		
Goodwill	₩205,172	₩215,017	Six years
Industrial property rights	182,060	197,067	One through six years

As a result of the merger of LG Electronics Investment Ltd. (formerly LG Electronics Inc., now merged into LG Corp.) with LG Information & Communications, Ltd. in September 2000, former LG Electronics Inc. recognized goodwill amounting to ₩393,820 million and acquired industrial property rights amounting to ₩578,788 million. At the time of spin-off, such goodwill and industrial property rights were transferred to the Company. Related amortization expenses of goodwill and industrial property rights approximate ₩9,845 million and ₩15,007 million, respectively, for the three-month period ended March 31, 2005.

Research and development costs incurred for the three-month period ended March 31, 2005 amounted to ₩315,854 million (2004: ₩216,651 million), all of which were charged to current operations as ordinary development costs and research costs.

14. Short-Term Borrowings and Current Maturities of Long-Term Debts

Short-term borrowings as of March 31, 2005 and December 31, 2004, consist of the following:

	Annual interest rate (%) at March 31, 2005	2005	2004
	(in millions of Korean won)		
General term loans	CD[1] + 0.8	₩ 12,000	₩ 12,000
Commercial papers	—	—	114,500
Foreign currency loans	0.3 ~ 5.9	112,935	83,390
		₩124,935	₩209,890

[1] CD represents the annual interest rate for certificates of deposits.

Current maturities of long-term debts as of March 31, 2005 and December 31, 2004, consist of the following:

	2005	2004
	(in millions of Korean won)	
Debentures	₩843,290	₩649,140
Less : Discount on debentures	(1,736)	(2,357)
	₩841,554	₩646,783

15. Debentures, Convertible Bonds and Long-Term Debts

Debentures and convertible bonds as of March 31, 2005 and December 31, 2004, consist of the following:

	Annual interest rate (%) at March 31, 2005	2005	2004
		(in millions)	
Debentures			
Private, non-guaranteed payable through 2006	5.70 ~ 7.65	₩ 126,000	₩ 126,000
Public, non-guaranteed payable through 2009	4.25 ~ 7.97	2,070,000	2,070,000
Floating rate notes of US$431 million (2004:US$431 million) , payable through 2006	6M LIBOR + 0.5 ~ 1.25, 3M LIBOR+1.9	441,474	449,878
		2,637,474	2,645,878
Convertible Bonds			
Zero coupon rate convertible bonds of US$287.0 million (2004 : US$287.5 million), payable through 2006	—	339,205	339,796
Zero coupon rate convertible bonds of US$250 million (2004: US$250 million), payable through 2007	—	296,975	296,975
		636,180	636,771
		3,273,654	3,282,649
Less: Current maturities		(843,290)	(649,140)
Discount on debentures		(23,677)	(27,477)
Conversion rights adjustment		(44,170)	(49,508)
Add : Premium on conversion rights		37,092	37,092
		₩2,399,609	₩2,593,616

The Company issued foreign currency convertible bonds, which are listed on the Luxembourg Stock Exchange, on August 11, 2003. The terms and conditions of the issuance are as follows:

- Type of bonds: Public convertible bond
- Total face value of bonds: US$287.5 million (fixed exchange rate of ₩1,179.2 : US$1)
- Date of issuance: August 11, 2003
- Terms and conditions for issuance of bonds
  - Coupon rate: 0%
  - Maturity: August 11, 2006
  - Call option: The Company holds the right to redeem the bonds at face value on or at any time after August 12, 2005, provided that the market value per share of common stock remains at least 115% of the conversion price for at least 20 consecutive trading days during the 30-day trading period ending on the redemption date.

- Put option: The bondholder holds the right to exercise a put option, in which the bondholder may require the Company to redeem the bonds at face value on the day after 18 months from the date of issuance.

- Terms and conditions for conversion
  - Type of stock to be issued: registered common stock
  - Number of shares convertible: 4,920,464 shares
  - Conversion price: ₩68,900 per share
  - Conversion period: September 12, 2003 through July 28, 2006

During the three-month period ended March 31, 2005, foreign currency convertible bonds amounting to ₩591 million were converted to 8,557 shares of common stock, and 4,911,907 shares of common stock remain unconverted at March 31, 2005 (Note 18).

The Company issued foreign currency convertible bonds to Lehman Brothers Commercial Corporation on May 17, 2004. The terms and conditions of issuance are as follows:

- Type of bonds: Private convertible bond
- Total face value of bonds: US$250 million (fixed exchange rate of ₩1,181.5 : US$1)
- Date of issuance: May 17, 2004
- Terms and conditions for issuance of bonds
  - Coupon rate: 0%, Effective interest rate to maturity: 3.96%
  - Maturity: May 17, 2007
  - The Company redeems the bonds at 112.49% of face value in a lump sum on the date of maturity.
  - Call option: The Company holds the right to redeem the bonds at 106.06% of face value any time between May 18, 2006 and 60 days before maturity, provided that the market value per share of common stock remains at least 115% of the conversion price for at least 20 consecutive trading days, ending on the date on which redemption notice is given.
  - Put option: The bondholder holds the right to exercise a put option, in which the bondholder may require the Company to redeem the bonds at 106.06% of face value on the day after 18 months from the date of issuance.
- Terms and conditions for conversion
  - Type of stock to be issued: registered common stock
  - Number of shares convertible: 3,049,221 shares
  - Conversion price: ₩96,869 per share. The conversion price was adjusted upwards from ₩91,840 to ₩96,869, because the average closing price of the common shares of the Company during the 20 consecutive Korea Exchange business days preceding and including the second Korea Exchange business day prior to the day falling 6 months after the issue date was above ₩65,600.
  - Conversion period: May 18, 2005 through May 7, 2007

Long-term debt as of March 31, 2005 and December 31, 2004, consists of the following:

	Annual interest rate (%) at March 31, 2005	2005	2004
		(in millions)	
Foreign currency loans [1]			
Kookmin Bank	6M LIBOR + 1.25	₩ 19,461	19,832
Hong Kong and Shanghai Banking Corp.	3M LIBOR + 1.45	30,729	31,314
The Korea Development Bank	3M EULIBOR + 1.75, 3M Libor+1.56	283,891	204,195
The Export-Import Bank of Korea	6M LIBOR + 1.54	30,729	31,314
		364,810	286,655
Less: Current maturities		—	—
		₩364,810	₩286,655

1 Representing US$79 million and EUR 215 million (2004: US$79 million and EUR 144 million).

See Note 11 for the related collateral arrangements for the Company's long-term debt.

The maturities of long-term debt outstanding as of March 31, 2005, are as follows:

For the twelve-month period ending March 31,	Debentures and Convertible bonds	Long-term debt	Total
	(in millions of Korean won)		
2007	₩1,593,389	₩107,849	₩1,701,238
2008	596,975	117,164	714,139
2009	90,000	111,018	201,018
2010	150,000	28,779	178,779
	₩2,430,364	₩364,810	₩2,795,174

16. Accrued Severance Benefits

Changes in accrued severance benefits for the three-month periods ended March 31, 2005 and 2004, are as follows:

	2005	2004
	(in millions of Korean won)	
Beginning balance	₩ 619,827	₩ 555,362
Severance payments	(32,715)	(38,682)
Transferred from affiliated companies, net	684	213
Transferred from construction-in-progress [1]	574	—
Provisions	45,337	67,467
	633,707	584,360
Severance insurance deposit	(354,355)	(330,105)
Contributions to the National Pension Fund	(15,488)	(18,382)
	₩ 263,864	₩ 235,873

1 Includes the amount from the merger with a portion of the PC division of LG IBM PC Co., Ltd.

See Report of Independent Accountants

The severance benefits are funded at approximately 55.9% (2004: 56.5%) as of March 31, 2005 through employee severance insurance plans with Kyobo Life Insurance Co., Ltd. and other life insurance companies. The severance insurance deposits, which are amounts funded under employee severance insurance plans, are presented as a deduction from accrued severance benefits.

17. Commitments and Contingencies

As of March 31, 2005, the Company provided several notes to financial institutions as collateral in relation to various borrowings and guarantees of indebtedness.

As of March 31, 2005, the Company has various technical assistance agreements with various foreign companies for the manufacture of certain product lines.

As of March 31, 2005, the Company has bank overdraft facility agreements with various banks amounting to ₩560,500 million.

As of March 31, 2005, the Company has sales agreements for export trade accounts receivable with various banks amounting to ₩5,039,556 million. The Company has corporate electronic settlement services contracts with Hana Bank for the collection of its accounts receivable amounting to ₩180,000 million (Note 6).

As of March 31, 2005, the Company has corporate electronic settlement services contracts with various banks for payment of its trade accounts payable amounting to ₩930,000 million.

As of March 31, 2005, the Company has sales contracts with several companies, the undelivered portions of which amounted to approximately ₩19,989 million for LG TeleCom, Ltd. and ₩105,631 million for Public Telecommunication Corporation in Yemen and others.

The Company is contingently liable for guarantees approximating ₩1,847,466 million, including US$1,275 million, on the indebtedness of its subsidiaries and affiliates as follows:

	(in millions of Korean won)
LG Electronics Wales Ltd. (LGEWA)	₩ 136,421
PT LG Electronics Display Device Indonesia (LGEDI)	167,985
LG Electronics da Amazonia Ltda. (LGEAZ)	71,701
LG Electronics Gulf FZE (LGEGF)	54,288
PT LG Electronics Indonesia (LGEIN)	53,776
LG Electronics Japan Inc. (LGEJP)	55,251
LG Electronics Mexico S.A. de C.V. (LGEMS)	97,726
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM)	71,066
LG Electronics Service Europe Netherlands B.V. (LGESE)	124,517
LG Electronics de Sao Paulo Ltda. (LGESP)	51,215
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	123,556
LG Electronics U.S.A., Inc. (LGEUS)	36,875
LG.Philips Displays Holding B.V.	51,215
LG Electronics Thailand Co., Ltd. (LGETH)	64,805
LG Electronics Mlawa SP.Zo.O. (LGEMA)	91,247
Others	595,822
	₩1,847,466

See Report of Independent Accountants

In order to reduce the impact of changes in exchange rates on future cash flows, the Company has entered into foreign currency forward contracts. As of March 31, 2005, the Company has outstanding forward contracts with ABN-AMRO and others to sell US dollars amounting to US$185 million at contract exchange rates of ₩1,000.00 : US$1 ~ ₩1,040.10 : US$1 from April to July 2005.

As of March 31, 2005, the Company has outstanding forward contracts with Societe General Bank and others for selling Euro and buying US dollars amounting to €55 million at contract exchange rates of €1.2886 : US$1 ~ €1.3467 : US$1, with contract due dates of April through June 2005.

As of March 31, 2005, the Company has outstanding forward contracts with UFJ Bank and others to sell US dollars and buy Japanese yen amounting to US$91 million at contract exchange rates of ¥102.47 : US$1 ~ ¥106.49 : US$1 from April to June 2005.

As a result of the above foreign currency forward contracts, an unrealized valuation gain and loss amounting to ₩3,598 million and ₩3,965 million, respectively, were charged to current operations for the three-month period ended March 31, 2005.

In order to reduce the impact of changes in exchange rates, the Company has also entered into foreign currency option contracts. An unrealized valuation gain and loss amounting to ₩1,722 million and ₩67 million, respectively, were recorded to current operations for the three-month period ended March 31, 2005.

A summary of the terms of outstanding currency option contracts as of March 31, 2005, is as follows:

Option type	Amount (in millions)	Exercise price	Contract due date
Put	US$170	₩990.0/US$1.00~₩1,145.0/US$1.00	April 14, 2005 through September 28, 2005
Call	US$170	₩1,013.0/US$1.00~₩1,160.9/US$1.00	April 14, 2005 through September 28, 2005

In order to reduce the impact of changes in interest rates and exchange rates, the Company has also entered into a cross currency swap contract. An unrealized valuation gain of ₩1,261 million was recorded for the three-month period ended March 31, 2005.

A summary of the terms of the outstanding cross currency swap contracts as of March 31, 2005, is as follows:

	Transaction amount		Annual interest rate (%)		
	Disbursement	Receipts	Receipts	Disbursement	Maturity
	(in millions)				
Standard Chartered Bank	₩110,000	US$ 93	4.50%	3M LIBOR + 0.79%	November 7, 2005
Barclays Bank	117,150	100	5.00%	3M LIBOR + 1.17%	February 26, 2007

As a result of the above derivatives contracts, a realized gain of ₩5,777 million and a realized loss of ₩1,505 million were recorded as a non-operating income and expense, respectively, for the three-month period ended March 31, 2005.

As of March 31, 2005, the Company is named as a defendant in legal actions which were brought against the Company by Mahmood Saleh Abbar Co. in Saudi Arabia and AVS Corporation in Canada. In addition, the

Company is named as either the defendant or the plaintiff in various foreign and domestic legal actions arising from the normal course of business. The aggregate amounts of domestic claims as the defendant and plaintiff amounted to approximately ₩8,594 million as of March 31, 2005. The Company believes that although the outcome of these legal actions is uncertain, they would not result in a material ultimate loss for the Company.

18. Capital Stock

Capital stock as of March 31, 2005 and December 31, 2004, are as follows:

		2005		2004	
	Par value per share	Number of shares issued	Millions of Korean won	Number of shares issued	Millions of Korean won
Common stock	₩5,000	139,737,654	₩698,688	139,606,263	₩698,031
Preferred stock [1]	5,000	17,185,992	85,930	17,185,992	85,930
		156,923,646	₩784,618	156,792,255	₩783,961

As of March 31, 2005, the number of shares authorized is 600 million shares.

1 The preferred shareholders have no voting rights and are entitled to non-participating and non-cumulative preferred dividends at a rate of one percentage point over those for common stock. This preferred dividend rate is not applicable to stock dividends.

For the three-month period ended March 31, 2005, changes in capital stock and capital surplus are as follows:

Date	description	Common stock	Preferred stock	Capital Surplus
January 1, 2005		₩698,031	₩85,930	₩1,876,153
January 4, 2005	Issuance of stock	614	—	7,272
March 23, 2005	Conversion of covertible bonds	43	—	556
March 31, 2005		₩698,688	₩85,930	₩1,883,981

19. Capital Surplus

As a result of the spin-off on April 1, 2002, ₩1,876,153 million was recorded as capital surplus representing the difference between net assets transferred from LG Electronics Investment Ltd. of ₩2,815,707 million, net of capital stock of ₩783,961 million and capital adjustments transferred from LG Electronics Investment Ltd. of ₩155,593 million. In addition, for the three-month period ended March 31, 2005, ₩7,828 million was recorded as a capital surplus due to issuance of stock and conversion of convertible bonds.

As a result of the issuance of foreign currency convertible bonds in August 2003 and May 2004, a premium for conversion rights of ₩21,553 million, net of tax was recorded as a capital surplus representing the difference between the issuance price of convertible bonds and the present value of bonds under identical conditions without conversion rights. In addition, as a result of disposal of treasury stock, gains on disposal of treasury stock of ₩1,919 million were recorded as a capital surplus.

20. Retained Earnings

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company's majority shareholders.

In accordance with the regulations regarding securities' issuance and disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, a portion of retained earnings equal to a minimum of 10% of its annual income plus at least 50% of the net gain from the disposal of property, plant and equipment after deducting related taxes, until shareholders' equity equals 30% of total assets. This reserve is not available for the payment of dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of a majority of the Company's shareholders.

Pursuant to the Special Tax Treatment Control Law, the Company is allowed to appropriate retained earnings as a reserve for research and manpower development. This reserve is not available for the payment of dividends until used for the specified purposes or reversed.

21. Capital Adjustments

Capital adjustments as of March 31, 2005 and December 31, 2004, consist of the following:

	2005	2004
	(in millions of Korean won)	
Treasury stock	₩ (46,657)	₩(46,657)
Increase resulting from equity method investments	319,964	299,877
Decrease resulting from equity method investments	(140,419)	—
Gain on valuation of available-for-sale securities	27,310	7,812
Others	(46,157)	—
	₩ 114,041	₩261,032

The Company has retained treasury stock consisting of 793,208 shares of common stock and 4,680 shares of preferred stock as of March 31, 2005 and December 31, 2004. The Company intends to either grant this treasury stock to employees and directors as compensation or to sell them in the future.

22. Stock Options

The Company may grant stock options to its executives and employees who can contribute to the Company's development in accordance with the resolution of the Board of Directors or approval of the shareholders of the Company.

The Company granted stock options to its executives in accordance with the resolution of the Board of Directors on March 22, 2005. The details of the stock options are as follows:

- Stock exercised by the stock options : common stock

- Grant method: To compensate the difference between market price of the stock and exercise price of the option
- Number of shares to be exercised : 766,000 shares. However, if the increase ratio of the stock price for three years from grant date of the stock options is not higher than that of the KOSPI (Korea Composite Stock Price Index), the final number of shares to be exercised shall be 50% of number of shares to be exercised at grant date.
- Exercise price: ₩71,130
- Exercisable period: Within 4 years from the day after 3 years from grant date.
- Exercisable condition: for executives who have worked for the Company for more than two years from grant date

Compensation expense related to stock options was not recorded for the three-month period ended March 31, 2005, because the market price of the Company's stock is lower than the exercise price of the options as of March 31, 2005.

23. Income Taxes

Income tax expense for the three-month periods ended March 31, 2005 and 2004 are as follows:

	2005	2004
	(in millions of Korean won)	
Current income taxes	₩ 51,392	₩ 75,577
Deferred income taxes from temporary differences	29,449	72,156
Deferred income taxes from tax credit	10,677	—
Deferred income taxes added to shareholders' equity	(98,139)	—
Income tax expense (benefit)	₩ (6,621)	₩147,733

The reconciliations between income before income taxes and taxable income for the three-month periods ended March 31, 2005 and 2004, are as follows:

	2005	2004
	(in millions of Korean won)	
Income before income taxes	₩ 76,584	₩ 732,435
Temporary differences	237,296	(303,313)
Permanent differences	15,996	518
Taxable income	₩329,876	₩ 429,640

There is a difference between current income tax amount calculated based on above taxable income and actual current income tax amount due to tax adjustments such as tax credit for temporary investments.

The income tax effects of temporary differences comprising the deferred income tax assets (liabilities) as of March 31, 2005 and December 31, 2004, are as follows:

	2005	2004
	(in millions of Korean won)	
Depreciation	₩ (46,919)	₩ (42,943)
Allowance for doubtful accounts	19,914	21,658
Product warranty	47,339	40,056
Amortization of intangible assets	(8,483)	(10,104)
Equity-method investment securities	(111,710)	(156,360)
Accrued expenses	115,108	108,978
Others	(27,832)	55,581
	(12,583)	16,866
Tax credit carried forward	77,222	87,899
Deferred income tax assets, net	₩ 64,639	₩ 104,765

As of March 31, 2004, deferred income tax assets were computed by applying the tax rate of 27.5% for the temporary differences expected to be realized in fiscal years beginning January 1, 2005 and thereafter, except for 29.7% for certain temporary differences expected to be filed as revision of the prior years' tax return in 2005.

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to realize such assets, the assets are reduced to the estimated net realizable value. As of March 31, 2005, deferred income tax assets amounting to ₩179,314 million resulting from equity-method investment securities are not recorded because the Company's ability to realize those deferred income tax assets is uncertain.

As of March 31, 2005, current portion of deferred income tax assets and liabilities amount to ₩157,233 million and ₩9,747 million, respectively, and non-current portion of deferred income tax assets and liabilities amount to ₩202,186 million and ₩285,033 million, respectively.

As a result of tax adjustments, the effective tax rate of the Company for the three-month period ended March 31, 2005, is approximately negative 8.6% (2004: 20.2%).

24. Earnings Per Share

Basic earnings per share is computed by dividing net income allocated to common stock by the weighted-average number of common shares outstanding during the period. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Basic earnings per share for the three-month periods ended March 31, 2005 and 2004, are calculated as follows:

	2005	2004
	(in millions of Korean won, except per share amounts)	
Net income as reported on the statement of income	₩ 83,205	₩ 584,702
Less: Preferred stock dividends	(6,549)	(5,553)
Additional income available for dividends allocated to preferred stock	(2,803)	(58,893)
Net income allocated to common stock	73,853	520,256
Weighted-average number of common shares outstanding	138,940,352	139,280,084
Basic earnings per share (in won)	₩ 532	₩ 3,735

Basic earnings per share for the year ended December 31, 2004 was ₩9,890.

Basic ordinary income per share for the three-month periods ended March 31, 2005 and 2004 is identical to the basic earnings per share for the three-month periods ended March 31, 2005 and 2004 since there was no extraordinary gain or loss.

Diluted earnings per share is computed by dividing diluted net income, which is adjusted by adding back the after-tax amount of interest expense on any convertible debt and dividends on any convertible preferred stock, by the weighted-average number of common shares and diluted securities outstanding during the period. Diluted ordinary income per share is computed by dividing diluted ordinary income allocated to common stock, which is diluted net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares and diluted securities outstanding during the period.

Diluted earnings per share for the three-month periods ended March 31, 2005 and 2004, are calculated as follows:

	2005	2004
	(in millions of Korean won, except per share amounts)	
Net income allocated to common stock	₩ 73,853	₩ 520,256
Add: Interest expense on convertible bonds, net of tax [1]	1,747	1,376
	75,600	521,632
Weighted-average number of common shares and diluted securities outstanding	143,852,259	144,167,584
Diluted earnings per share and diluted ordinary income per share (in won)	₩ 526	₩ 3,618

[1] This is computed based on the effective zero tax rate (2004: 20.2%) for the three-month period ended March 31, 2005 (Note 23).

Diluted earnings per share for the year ended December 31, 2004 was ₩9,517.

Diluted ordinary income per share for the three-month periods ended March 31, 2005 and 2004, is identical to the diluted earnings per share for the three-month periods ended March 31, 2005 and 2004 since there were no extraordinary gains or loss.

The diluted securities outstanding as of March 31, 2005, are as follows:

Diluted security	Face value (won equivalent)	Conversion period	Number of shares of common stock to be issued	Conversion price
		(in millions, except conversion price)		
Foreign currency denominated convertible bonds of US$287 million, issued in 2003	₩339,205	September 12, 2003 through July 28, 2006	4,911,907 shares	₩68,900 per share
Foreign currency denominated convertible bonds of US$250 million, issued in 2004	₩296,975	May 18, 2005 through May 7, 2007	3,049,221 shares	₩96,869 per share

25. Transactions with Related Parties

Significant transactions entered into in the ordinary course of business with related parties for the three-month periods ended March 31, 2005 and 2004, and the related account balances outstanding as of March 31, 2005 and December 31, 2004, are summarized as follows:

	Sales	Purchases	Receivables	Payables
	(in millions of Korean won)			
LG Telecom, Ltd.	₩ 105,731	₩ 324	₩114,175	₩ 354
LG Chem, Ltd.	1,061	84,528	1,482	17,255
Hi Plaza Inc.	105,266	3,314	2,591	3,877
LG Electronics Mlawa SP.Zo.O. (LGEMA)	120,894	1,733	10,985	2,595
Hitachi-LG Data Storage Inc. (HLDS)	187,704	7,323	27,985	4,420
LG Electronics Wales Ltd. (LGEWA)	39,017	213	3,371	—
PT LG Electronics Display Devices Indonesia (LGEDI)	68,307	359	10,500	4
LG Electronics Huizhou Inc. (LGEHZ)	174,888	240	346	—
LG Electronics Italy S.P.A. (LGEIS)	189,871	20,924	801	5,083
LG Electronics Service Europe Netherlands B.V. (LGESE)	207,132	4,070	23,201	307
LG Electronics U.S.A. Inc. (LGEUS)	223,570	601	12,556	—
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT)	114,258	375	2,096	—
LG Electronics MobileComm U.S.A. Inc.(LGEMU) (formerly LGICUS)	656,456	846	23,340	—
LG.Philips Displays Holding B.V. [1]	2,090	157,647	4,924	20,236
LG.Philips LCD Co., Ltd.	38,718	103,334	24,517	84,141
LG Electronics Australia PTY, Ltd. (LGEAP)	101,578	274	86,810	—
LG Electronics United Kingdom Ltd. (LGEUK)	46,673	16,982	27,050	4,663
Others	1,244,581	470,562	330,022	175,465
2005	₩3,627,795	₩873,649	₩706,752	₩318,400
2004	₩4,011,036	₩654,164	₩632,716	₩566,379

1 For the three month period ended March 31, 2005, purchases of ₩157,647 million include the purchase of LG.Philips Displays Holding B.V.'s trade accounts receivable from the Company's subsidiaries amounting to ₩71,318 million.

26. Segment Information

The Company has organized four reportable business segments: Digital Display business segment, Digital Media business segment, Digital Appliance business segment and Mobile Communications business segment. In addition, the Company has a centralized supporting division to provide general and administrative, marketing and sales and research and development services to each business segment.

On January 1, 2005, the Company split the former Digital Display & Media business segment into the Digital Display business segment and the Digital Media business segment.

The main products that each business division manufactures and sells are as follows:

Digital Display business segment:	TV, PDP, Monitor, etc.
Digital Media business segment:	Audio, VCR, CD-ROM, PC, etc.
Digital Appliance business segment:	Refrigerator, washing machine, air conditioner, microwave oven and vacuum cleaner
Mobile Communications business segment:	CDMA handset, UMTS handset, wireless telephone, WLL handset, mobile telecommunication, transmitter, switchboard and keyphone system

Financial data by business segment as of and for the three-month period ended March 31, 2005, are as follows:

		Business Segment				
	Total	Digital Display	Digital Media	Digital Appliance	Mobile Communications	Supporting Division
			(in millions of Korean won)			
Sales						
External sales	₩5,958,530	₩1,253,169	₩846,314	₩1,668,699	₩2,154,926	₩ 35,422
Inter-division sales	85,012	27,022	352	3,420	11,879	42,339
	6,043,542	1,280,191	846,666	1,672,119	2,166,805	77,761
Operating income (loss)	279,836	16,939	22,972	169,595	101,742	(31,412)
Property, plant and equipment	3,703,781	1,188,577	251,745	803,893	666,991	792,575
Intangible assets	602,116	24,134	7,208	15,586	227,065	328,123
	4,305,897	1,212,711	258,953	819,479	894,056	1,120,698
Depreciation and amortization	224,976	59,083	16,902	58,923	50,425	39,643

Financial data by business segment as of and for the three-month period ended March 31, 2004, are as follows:

	Total	Business Segment: Digital Display & Media	Business Segment: Digital Appliance	Business Segment: Mobile Communications	Supporting Division
	(in millions of Korean won)				
Sales					
External sales	₩5,996,438	₩2,395,600	₩1,766,272	₩1,788,859	₩ 45,707
Inter-division sales	76,135	31,865	2,409	5,561	36,300
	6,072,573	2,427,465	1,768,681	1,794,420	82,007
Operating income (loss)	406,858	146,541	209,582	56,350	(5,615)
Property, plant and equipment	3,194,778	1,156,523	855,945	435,391	746,919
Intangible assets	791,422	56,428	14,870	342,873	377,251
	3,986,200	1,212,951	870,815	778,264	1,124,170
Depreciation and amortization	156,418	49,191	28,276	41,974	36,977

Financial data by geographic area for the three-month period ended March 31, 2005, are as follows:

	Total	Domestic	North America	Europe	Central & South America	Central Asia & Africa	Asia	Oceania	CIS
	(in millions of Korean won)								
Sales									
External sales	₩5,958,530	₩1,301,945	₩1,421,516	₩1,005,907	₩147,173	₩288,790	₩1,354,183	₩117,907	₩321,109
Ratio (%)	100%	22%	24%	17%	2%	5%	23%	2%	5%
Inter-division sales	85,012	85,012	—	—	—	—	—	—	—
	₩6,043,542	₩1,386,957	₩1,421,516	₩1,005,907	₩147,173	₩288,790	₩1,354,183	₩117,907	₩321,109

Financial data by geographic area for the three-month period ended March 31, 2004, are as follows:

	Total	Domestic	North America	Europe	Central & South America	Central Asia & Africa	Asia	Oceania	CIS
	(in millions of Korean won)								
Sales									
External sales	₩5,996,438	₩1,276,176	₩1,444,527	₩715,271	₩173,043	₩329,596	₩1,417,421	₩104,142	₩536,262
Ratio (%)	100%	21%	24%	12%	3%	5%	24%	2%	9%
Inter-division sales	76,135	76,135	—	—	—	—	—	—	—
	₩6,072,573	₩1,352,311	₩1,444,527	₩715,271	₩173,043	₩329,596	₩1,417,421	₩104,142	₩536,262

27. Dissolution of LG IBM PC Co., Ltd.

The Board of Directors approved the dissolution of LG IBM PC Co., Ltd. ("LG IBM PC"), a joint venture between the Company and IBM Korea, Inc. on November 17, 2004. On January 1, 2005 the Company absorbed a portion of the PC division of LG IBM PC and issued 122,834 shares to IBM Korea Inc. In turn, IBM Korea Inc. absorbed remaining division of LG IBM PC and issued 48,600 shares to the Company. Thereafter all the LG IBM PC stocks owned by the Company and IBM Korea Inc. were retired. LG IBM PC was dissolved on January 4, 2005.

Assets and liabilities from the transaction were evaluated at their fair value in accordance with the Accounting Standards for Mergers and Acquisition.

The difference between the fair value of net assets amounting to ₩9,645 million for the PC division of LG IBM PC and its merger cost of ₩12,640 million is recorded as goodwill of ₩2,995 million.

Summary of financial information of LG IBM PC for the year ended and as of December 31, 2004, is as follows:

	2004
	(in millions of Korean won)
Total assets	₩118,415
Total liabilities	89,436
Net assets	28,979
Sales	479,880
Net income	1,483

28. Environmental Investments

For the three-month period ended March 31, 2005, the Company's environmental investments, pursuant to environmental laws and the Company's environmental policies, amounted to ₩25,069 million (2004: ₩7,912 million).

29. Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the three-month periods ended March 31, 2005 and 2004, are as follows:

	2005	2004
	(in millions of Korean won)	
Reclassification of construction-in-progress to buildings, machinery and others	₩ 26,961	₩1,407
Reclassification of current maturities of debenture	200,000	—
Conversion of convertible bonds	591	—

See Report of Independent Accountants

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THE COMPANY

LG Electronics Inc.
LG Twin Tower
20 Yeouido-dong, Yeongdeungpo-gu
Seoul 150-721, Korea

FISCAL AND PRINCIPAL PAYING AND TRANSFER AGENT

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA
United Kingdom

LISTING AGENT

Allen & Overy Shook Lin & Bok
1 Robinson Road
#18-00 AIA Tower
Singapore 048542

LEGAL ADVISORS

To the Company as to U.S. law

Cleary Gottlieb Steen & Hamilton LLP
39th Floor, Bank of China Tower
One Garden Road
Hong Kong

As to Korean law

Kim & Chang
Seyang Building
223 Naeja-dong, Jongro-gu
Seoul 110-720, Korea

To the Initial Purchasers as to U.S. law

Allen & Overy LLP
Izumi Garden Tower, 34th Floor
1-6-1 Roppongi, Minato-ku
Tokyo 106-6034

AUDITORS OF THE COMPANY

Samil PricewaterhouseCoopers
Kukje Center Building, 21F
191 Hangangro 2ga, Yongsan-gu
Seoul 140-702, Korea

LG Electronics